

Annual Report 年報
2008 - 2009

HHI

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Stock Code 股份代號：737









Our strategically located expressways have been serving as the major artery in the Pearl River Delta ("PRD") highway network over the years. Looking ahead, the Western Delta Route will become the only expressway linking up Guangzhou, Foshan, Zhongshan and Zhuhai as well as the most direct expressway leading to Macau upon the completion of Phase II West and Phase III West. Its full operation will therefore not only expand our toll expressways by about 60% to around 220km, but also significantly strengthen the competitive position of our expressway network.

With our strong financial position, we will continue to seek investment opportunities in the PRD and beyond to deliver steady and attractive returns to our shareholders while offering quality services to road users.

我們坐落於策略性位置的高速公路一直是珠江三角洲(「珠三角」)地區高速公路網絡的大動脈。展望未來，珠江三角洲西岸幹道將是唯一一條連接廣州、佛山、中山及珠海的高速公路，並為通往澳門最直接的高速公路。珠江三角洲西岸幹道全線建成通車後，我們的收費高速公路總長度將增加約60%至約220公里，高速公路網絡的競爭優勢亦會大幅增強。

憑藉雄厚的財務實力，我們將繼續在珠三角及以外地區尋求可為股東提供穩定及具吸引力回報的投資機會，同時為道路使用者提供優質服務。

HHI Projects 合和公路基建項目

1 GS Superhighway 廣深高速公路



A 122.8 km closed system asphalt-paved expressway with total six lanes in dual directions running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the Guangzhou Ring Road.

連接廣州環城高速公路，全長122.8公里由深圳市皇崗至廣州市廣氮封閉式瀝青路面之雙向共六車道高速公路。

2 Phase I West 西綫I期



A 14.7 km closed system asphalt-paved expressway with total six lanes in dual directions linking Guangzhou to Shunde. It connects to ESW Ring Road and opened to traffic on 30 April 2004.

與東南西環高速公路連接，全長14.7公里由廣州市至順德封閉式瀝青路面之雙向共六車道高速公路，已於二零零四年四月三十日通車。

3 Phase II West (Under construction) 西綫II期（興建中）



Connecting to Phase I West, an approximately 46 km expressway running between Shunde and Zhongshan.

緊接西綫I期，將連接順德和中山市全長約46公里的高速公路。

4 Phase III West (Under planning) 西綫III期（籌備中）



Connecting to Phase II West, an expressway running between Zhongshan and Zhuhai.

緊接西綫II期，將連接中山市和珠海市之高速公路。


Guangzhou
廣州
Foshan
佛山
Phase I
第I期
2
Dongguan
東莞
1
Phase II
第II期
Shunde
順德
3
GS Superhighway
廣深高速公路
Shenzhen
深圳
Zhongshan
中山
4
Phase III
第III期
Hong Kong
香港
Zhuhai
珠海
HK-Zhuhai-Macau Bridge
(under planning)
港珠澳大橋（籌備中）
Macau
澳門

Transportation Infrastructure 交通基建：

- Guangzhou-Shenzhen Superhighway 廣深高速公路
- Phase I of the Western Delta Route 珠江三角洲西岸幹道I期
- Phase II of the Western Delta Route (under construction) 珠江三角洲西岸幹道II期（興建中）
- Phase III of the Western Delta Route (under planning) 珠江三角洲西岸幹道III期（籌備中）

Hopewell Highway Infrastructure Limited ("HHI") (stock code: 737), listed on The Stock Exchange of Hong Kong Limited since August 2003, builds and operates strategic expressway infrastructure in Guangdong Province. With the strong support and well-established experience of its listed parent, Hopewell Holdings Limited (stock code: 54), HHI focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges, particularly in the thriving Pearl River Delta region.

Contents

Financial Highlights

Turnover by Expressway


4.5%
95.5%
GS Superhighway
Phase I West

Total Traffic by Expressway


8.3%
91.7%
GS Superhighway
Phase I West

Earnings before Interest and Tax
(HK$ million)


2,011
2,737
1,426
2007 (restated)
2008 (restated)
2009

Profit Attributable to Equity Holders of the Company
(HK$ million)


1,364
2,014
1,059
2007 (restated)
2008 (restated)
2009

Interest Coverage
(EBITDA/Interest)


5.1x
12.1x
10.7x
2007 (restated)
2008 (restated)
2009

Total Debt to Total Assets


34%
29%
37%
2007 (restated)
2008 (restated)
2009

Total Debt
(HK$ million)


5,818
5,071
5,379
2007
2008
2009

Net Debt* to Equity Attributable to the Equity Holders of the Company


14%
0%
30%
2007 (restated)
2008 (restated)
2009

* Total debt less bank balances and cash, pledged bank balances and deposits. A zero balance of net debt represented that the bank balances and cash together with pledged bank balances and deposits exceeded total debt as at the balance sheet date.

5-Year Financial Summary

Consolidated Results

(in HK$ million)	2005 (restated)	2006 (restated)	2007 (restated)	2008 (restated)	2009
	Year ended 30 June				
Net toll revenue	1,514	1,735	2,026	1,717	**1,809**
Profit before tax	995	1,281	1,552	2,485	**1,264**
Income tax expenses	(67)	(117)	(162)	(452)	**(187)**
Profit for the year	928	1,164	1,390	2,033	**1,077**
Attributable to:					
Equity holders of the Company	**910**	**1,143**	**1,365**	**2,014**	**1,059**
Minority interests	18	21	25	19	**18**
Profit for the year	**928**	**1,164**	**1,390**	**2,033**	**1,077**

Consolidated Balance Sheet

(in HK$ million)	2005 (restated)	2006 (restated)	2007 (restated)	2008 (restated)	2009
	As at 30 June				
Property and equipment	65	98	157	184	**189**
Concession intangible assets	11,094	11,053	11,767	10,362	**11,280**
Balances with jointly controlled entities	1,095	1,167	806	530	**141**
Current assets	2,949	3,589	4,550	6,347	**2,978**
Total assets	**15,203**	**15,907**	**17,280**	**17,423**	**14,588**
Current liabilities	(456)	(529)	(632)	(686)	**(796)**
Non-current liabilities	(5,334)	(5,189)	(5,848)	(5,137)	**(5,403)**
Total liabilities	**(5,790)**	**(5,718)**	**(6,480)**	**(5,823)**	**(6,199)**
Minority interests	(33)	(36)	(44)	(50)	**(48)**
Equity attributable to equity holders of the Company	**9,380**	**10,153**	**10,756**	**11,550**	**8,341**

Per Share Basis

(in HK cents)	2005 (restated)	2006 (restated)	2007 (restated)	2008 (restated)	2009
Basic earnings per share	31.55	39.34	45.98	67.81	**35.72**
Dividend per share					
— Interim	10.25	11.5	15.0	17.0	**17.0**
— Final	12.75	17.0	20.0	13.0	**18.0**
— Special	—	—	—	35.0	**84.0**
Net asset value per share	3.3	3.5	3.6	3.9	**2.8**

Financial Ratios

	2005	2006	2007	2008	2009
Net debt[(1)] to equity attributable to equity holders of the Company	28%	18%	14%	0%	**30%**
Return on equity attributable to equity holders of the Company	10%	11%	13%	17%	**13%**
Dividend payout ratio	74%	75%	77%	97%	**98%**[(2)]

Note: (1) Net debt is defined as total debt (including bank and other loans and balances with joint venture partners) less bank balances and cash, pledged bank balances and deposits and held-to-maturity debt securities. A zero balance of net debt represented that the bank balances and cash together with pledged bank balances and deposits exceeded total debt as at the balance sheet date.

(2) Excluding extraordinary special dividend of HK84 cents per share.



"Construction of Phase II West remains on track and is planned to be completed by the end of June 2010; whereas Phase III West is planned to start construction in 2010."

I am pleased to report that Hopewell Highway Infrastructure Limited and its subsidiaries (the "Group") achieved satisfactory results for the year ended 30 June 2009, with an increase of 5% in net toll revenue and an increase of 8% in earnings before interest and tax as compared to last year. In the absence of non-recurring exceptional gain in the current year, basic earnings per share for the year decreased to HK35.72 cents, a 47% drop from last year's HK67.81 cents per share (restated).

The profit attributable to equity holders of the Company decreased 47% to HK$1,059 million from HK$2,014 million (restated) of the last financial year. Last year, the profit attributable to equity holders was substantially augmented by the exceptional gain of HK$974 million arising from the disposal of the Group's interest in Guangzhou East-South-West Ring Road ("ESW Ring Road") and the exchange gain of HK$439 million resulting from the appreciation of Renminbi ("RMB").

During the year under review, the Guangzhou-Shenzhen Superhighway ("GS Superhighway") and the Phase I of the Western Delta Route ("Phase I West") in The People's Republic of China ("PRC") continued to provide strong recurring profit and cash flow to the Group. In respect of GS Superhighway, the traffic and toll revenue from Class 1 small cars had reached a record high level, while that from Classes 4 and 5 commercial vehicles had stabilized after a drop in the first quarter of 2009.

As to new projects, construction of Phase II of the Western Delta Route ("Phase II West") remains on track and is planned to be completed by the end of June 2010, whereas Phase III of the Western Delta Route ("Phase III West") is planned to start construction in 2010. With the resilient and recovering local economy, together with the Group's strong balance sheet and cash flow profile, these projects remain well funded with the full support from banks. The Group will continue to seek investment opportunities in the Pearl River Delta ("PRD") region and beyond to deliver steady and attractive returns to shareholders.

Final Dividend

In view of the good performance and the strong financial position of the Group, the Board of Directors (the "Board") has recommended a final dividend of HK18 cents per share. Together with the extraordinary special dividend of HK84 cents and the interim dividend of HK17 cents per share already paid, the total dividend for the full year will be HK119 cents per share, a 83% increase as compared to HK65 cents (including a special dividend of HK35 cents) for the last financial year. Excluding the extraordinary special dividend of HK84 cents per share, the total dividend for this year represents a 98% payout of profit attributable to equity holders of the Company.

Subject to the approval of the shareholders at the forthcoming annual general meeting to be held on 13 October 2009, the proposed final dividend will be paid on or about 14 October 2009 to shareholders as registered at the close of business on 13 October 2009. As presented in the last interim report/results announcement, the Group will adhere to a 100% dividend payout target, taking account of the strong earnings and cash flow as well as the strong balance sheet and cash surplus on hand.

Closure of Register

The Register of Members of the Company will be closed from Wednesday, 7 October 2009 to Tuesday, 13 October 2009, both days inclusive, during which no transfer of shares of the Company will be effected. In order to be qualified for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 6 October 2009.

"Net toll revenue increased **5%** to **HK$1,809 million** for financial year 2008/09"



Financial Status

The Group maintained a strong financial position throughout the year. The Group's proportionately shared net toll revenue for the year ended 30 June 2009 increased 5% from HK$1,717 million to HK$1,809 million. Re-opening of the Xintang to Dongguan section of GS Superhighway in July 2008 after the completion of its maintenance and improvement works gave rise to a rebound in toll revenue.

Financial Year	2008	[illegible]	% Change
GS Superhighway (at joint venture company level)			
Average Daily Traffic (No. of vehicles '000)	320	**314**	-2%
Average Daily Toll Revenue (RMB '000)	8,713	**8,949**	3%
Phase I West (at joint venture company level)			
Average Daily Traffic (No. of vehicles '000)	28	**28**	0%
Average Daily Toll Revenue (RMB '000)	406	**409**	1%

The Group's balance sheet remains healthy. Save for borrowings of the PRC joint venture companies, the Group has no outstanding corporate debt. As at 30 June 2009, the Group (excluding PRC joint venture companies) had HK$2.8 billion of cash on hand, which would be more than sufficient for the equity injections required for Phase II West and Phase III West. At the project level, the Group's project debts are well covered by the project cash flow. When expressed in terms of project interest coverage, being defined as the ratio of the Group's proportionately shared project EBITDA *(**E**arnings **B**efore **I**nterest **T**axation **D**epreciation and **A**mortization)* for the year ended 30 June 2009 to the corresponding project interest expenses, it would be about 11 times. In addition, the Group's syndicated bank loan facility of HK$3.6 billion remains undrawn. Net current assets as at 30 June 2009 amounted to HK$2,182 million, representing a 61% decrease over the HK$5,661 million as at the last financial year end. The decrease was mainly due to the payment of the extraordinary special dividend of HK$2,495 million during the year. The project debts of the PRC joint venture companies proportionally shared by the Group exceeded the cash on hand at the corporate level after the payment of the extraordinary special dividend.

The cash inflow of the Group is mainly derived from the dividends declared by the joint venture companies of GS Superhighway and Phase I West. The Group's regular dividend payout has been sufficiently covered by such cash inflow.

Business Review and Outlook

During the year under review, the financial tsunami originated from the United States in 2007 continued to affect the global economy and resulted in the collapse of global stock markets in September 2008 and the world-wide credit crunch in the first half of 2009. The economies of PRC and Hong Kong have been affected, with the imports and exports sector being hit hard. Nonetheless, PRC Government has adopted a series of measures to tackle the difficulties brought along by the financial tsunami, including a proactive fiscal policy, a moderately loose monetary policy, and a stimulus package of RMB4 trillion. These measures have obtained initial success so far.


"EBIT increased 8% to
HK$1,428 million
for financial year 2008/09"

The average daily traffic and toll revenue of GS Superhighway had been gradually rebounding after the completion of the maintenance and improvement works of its north-bound lanes of the Xintang to Dongguan section in July 2008. However, owing to the slump in import and export trades of Guangdong and the Green-Lane policy, the average daily traffic of GS Superhighway for the year recorded a minor decrease as compared to last year. For the breakdown, the traffic and toll revenue from Class 1 small cars had reached a record high level since the opening of GS Superhighway, while that from Classes 4 and 5 commercial vehicles had stabilized after a drop in the first quarter of 2009. Currently, the daily toll revenue has rebounded to a level comparable to that of 2006 when the historical high of daily toll revenue was recorded. Nonetheless, the Group believes that with its strategic location and connecting highway network well established over the past decade, GS Superhighway will continue to be the main artery within the region.

The sustaining growth in traffic and toll revenue of Phase I West was offset by the slump in import and export trades of Guangdong, the loss of traffic due to the mutual recognition of vehicles' annual passes between Guangzhou and Foshan, and the higher base value resulting from the substantial growth in traffic and toll revenue of Phase I West last year after ESW Ring Road became toll-free in September 2007.

It was announced in September 2008 that for the disclosed reasons, the Group entered into agreements with the same joint venture partner as Phase I West to increase the project investment costs for Phase II West and Phase III West and correspondingly to increase the Group's share of the additional capital by an approximate total amount of RMB812 million. The estimated total amount of project investment costs for Phase II West and Phase III West was increased to RMB12.8 billion. The agreements are being processed by the relevant authorities. It is currently planned to complete Phase II West by the end of June 2010 and to commence construction of Phase III West in 2010 with completion in approximately 3 to 4 years. Upon the completion of Phase II West and Phase III West, the total length of toll expressways invested by the Group will be expanded by about 60% to around 220 km. In view of the rapid urbanization, fast growing economic development and transportation demand of the western bank of the PRD region, the Group believes that all these will create synergy for the Western Delta Route as soon as it is fully completed.

Following the announcement of a series of urban integration cooperation between Guangzhou and Foshan, the pace of economic integration of the PRD region will be accelerated. The Group believes that this will foster the economic development of the PRD region, in particular the western bank, and the Group's highway network within the region will benefit.

Change of Director

With effect from 1 July 2009, Professor Chung Kwong POON was appointed as an Independent Non-Executive Director and the Chairman of the Remuneration Committee of the Company. On the same date, Mr. Alan Ming Fai TAM was appointed as an Executive Director of the Company. Moreover, with effect from 1 July 2009, Ir. Leo Kwok Kee LEUNG resigned from the board of the Company to take on other assignments with Hopewell Holdings Limited ("HHL"), and was appointed as a Non-Executive Director of HHL. I would like to take this opportunity to thank Ir. LEUNG for his valuable contribution towards the Company during his tenure of office.

Appreciation

I would like to take this opportunity to thank my fellow directors, management team and all staff for their hard work, dedication and commitment in the past year. I would also like to thank all of our shareholders, financiers and business partners for their continuous support and confidence in the Group which have contributed towards the Group's success last year.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 26 August 2009

Profile of Directors



Sir Gordon Ying Sheung WU
GBS, KCMG, FICE, Chairman



Mr. Eddie Ping Chang HO
Vice Chairman



Mr. Thomas Jefferson WU
Managing Director



Mr. Alan Chi Hung CHAN
Deputy Managing Director



Mr. Cheng Hui JIA
Executive Director



Mr. Barry Chung Tat MOK
Executive Director



Mr. Alan Ming Fai TAM
Executive Director



Mr. Nicholas Tai Keung MAY
Alternate Director to Mr. Barry Chung Tat MOK

Executive Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Aged 73, he has been the Chairman of the Board of the Company since July 2003. He is also the Chairman of HHL, the ultimate holding company of the Company, and a director of various subsidiaries of the Company. He graduated from Princeton University with a Bachelor of Science degree in Engineering in 1958. He was responsible for the Company's infrastructure projects in the PRC and has been involved in the design and construction of numerous buildings and development projects of HHL and its subsidiaries in Hong Kong, the PRC and overseas, including the Shajiao B power plant which received the British Construction Industry Award and setting a world record of completion within 22 months. He is father of Mr. Thomas Jefferson WU, Managing Director of the Company.

He is very active in civic activities and community service, his civic and community duties include :

In the PRC

Deputy Director	Chinese People's Political Consultative Conference – Overseas Chinese Affairs Committee
Director	United Nations Association of China
Advisor	China Development Bank

In Hong Kong

Vice President	The Real Estate Developers Association of Hong Kong
Patron	Hong Kong Logistic Association
Honorary Vice President	Hong Kong Football Association Limited

Sir Gordon received Honorary Doctorate Degrees from The Hong Kong Polytechnic University, University of Strathclyde, UK, University of Edinburgh, UK, Lingnan University, Hong Kong and City University of Hong Kong. He is a Fellow of The Institution of Civil Engineers, UK, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also a Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Foshan, PRC
- The City of Shenzhen, PRC
- The District of Shunde, PRC
- The District of Nanhai, PRC
- The District of Huadu, PRC
- The Province of Quezon, the Philippines

Awards and Honours	Year of Award
Officer de L'Ordre de la Couronne by HM Albert II, the King of Belgium	2007
The Order of Croatian Danica with figure of Blaz Lorkovic by the Republic of Croatia	2007
Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
Industry All-Star by Independent Energy, USA	1996
International CEO of the Year by George Washington University, USA	1996
Among "the Best Entrepreneurs" by Business Week	1994
Man of the Year by the International Road Federation, USA	1994
Business Man of the Year by the South China Morning Post and DHL	1991
Asia Corporate Leader by Asia Finance Magazine, HK	1991
Chevalier de L'Ordre de la Couronne by the King of Belgium	1985

Mr. Eddie Ping Chang HO

Aged 76, he has been the Vice Chairman of the Company since July 2003 and is a director of various subsidiaries of the Company. He is also the Vice Chairman, Managing Director and the Chairman of the Remuneration Committee of HHL. He has extensive experience in implementation of property development and major infrastructure strategic development projects and has been involved in developing all the projects of HHL and the Company in the PRC, including highway, hotel and power station projects. He is also a director and 50% beneficial owned of HCNH Insurance Brokers Limited, of which HHL has a minority stake. He is an Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC.

Mr. Thomas Jefferson WU

Aged 36, an Executive Director of the Company since January 2003, he was appointed the Managing Director in July 2003. He is also the Co-Managing Director of HHL and a director of various subsidiaries of the Company. He is responsible for strategic planning, corporate policy and overall management of the Company and has upgraded its financial and management accounting systems. He holds a Master of Business Administration degree from Stanford University and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University.

In 2006, the World Economic Forum selected Mr. WU as a "Young Global Leader". He is a Standing Committee member and a member of the Huadu District Committee of The Chinese People's Political Consultative Conference and an Honorary Citizen of the City of Guangzhou in the PRC. Mr. WU is also a member of the Advisory Committee of the Securities and Futures Commission, a member of the Pan-Pearl River Delta Panel of the Central Policy Unit of the Hong Kong SAR Government, a member of the China Trade Advisory Committee of Hong Kong Trade Development Council, a member of the Hong Kong SAR Government Steering Committee on the Promotion of Electric Vehicles, a council member of The Hong Kong Polytechnic University, a member of the Court of The Hong Kong University of Science and Technology, Vice Chairman of The Chamber of Hong Kong Listed Companies, a member of the board of directors of The Community Chest of Hong Kong and The Hong Kong Sports Institute Limited, the Honorary Consultant of the Institute of Accountants Exchange, Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Vice Chairman of the Chinese Ice Hockey Association, Honorary President of the Macau Ice Sports Federation, Chairman of Hong Kong Amateur Hockey Club Limited and Hong Kong Academy of Ice Hockey Limited and an independent director of Melco Crown Entertainment Limited.

Mr. WU is a son of Sir Gordon Ying Sheung WU, Chairman of the Board.

Mr. Alan Chi Hung CHAN

Aged 50, he has been an Executive Director of the Company since January 2003 and was appointed the Deputy Managing Director in July 2003. He is also a director of various subsidiaries of the Company. He was awarded a Bachelor of Science degree from the Chinese University of Hong Kong in 1983 and a Postgraduate Diploma in Management Studies from the City University of Hong Kong in 1989. He is responsible for project coordination, project finance, management and administration of the expressway infrastructure and other projects of the Company in the PRC. He was an Executive Director of HHL during the period from 1 January 2002 to 25 July 2003.

Mr. Cheng Hui JIA

Aged 68 and an Executive Director of the Company since 3 July 2003, he is responsible for liaison and project coordination with various PRC government authorities. He was primarily engaged in the development of projects in the PRC during the 18 years with HHL. He was an Assistant to Chairman and China Project Controller. He previously worked in aerospace research in the PRC for many years. He graduated from Harbin Industry University in 1964 with a Bachelor of Science degree.

Mr. Barry Chung Tat MOK

Aged 51, he was appointed an Executive Director of both the Company and HHL in August 2005. He is responsible for overseeing the finance and investor relations functions of the Company. He has a Bachelor Degree in Economics/Accounting from the University of Reading, United Kingdom. He has extensive knowledge in corporate finance and project finance. He was previously the Chief Executive of BOCI Capital Limited.

Mr. Alan Ming Fai TAM

Aged 39, he was appointed an Executive Director of the Company since 1 July 2009. He is responsible for the corporate planning, business operation and project planning and development of the Company. Mr. TAM holds a Master of Business Administration degree and a Bachelor of Engineering degree in Civil and Structural Engineering from The University of Hong Kong. He first joined HHL in 1995 and was engaged in construction, operation and financing of Guangzhou-Shenzhen Superhighway of HHL. He left HHL in 1999 for about one year and re-joined HHL in 2000. Since then, Mr. TAM has all along been taking care of various highway projects of HHL and responsible for the day-to-day management of toll roads and planning and development of new projects in the PRC. He had actively involved in the floatation of the Company and transferred from HHL to the Company upon its listing in 2003.

Mr. Nicholas Tai Keung MAY

Aged 47, joined HHL in April 2007 as Group Financial Controller. He was appointed an Alternate Director (to Mr. Barry Chung Tat MOK) of the Company in May 2008. He is a CPA of CPA Australia and a CPA of the Hong Kong Institute of Certified Public Accountants. He holds a Bachelor's Degree in Economics from Macquarie University and a Master's Degree in Commerce from University of New South Wales.

Independent Non-Executive Directors

Mr. Philip Tsung Cheng FEI

Aged 67, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Audit Committee of the Company. He was awarded a Bachelor of Architectural Engineering degree from Cheng-Kung University in Taiwan in 1962, a Bachelor of Architecture degree from North Carolina State University in 1965 and a Master of Science degree in City Planning from Pratt Institute in the U.S. in 1974. He is currently the managing partner at Fei & Cheng Associates, an architectural and planning firm. He has over 30 years' experience in planning and architectural projects. Prior to establishing Fei & Cheng Associates, he worked for a number of architecture firms in the U.S.

Mr. Lee Yick NAM

Aged 62, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also an Independent Non-Executive Director of HHL. He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and HHL. He holds a certificate in management studies from Carnegie Mellon University of the United States in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was a member of the Hong Kong Deposit Protection Board from 2004 to 2008 and Chairman of its Investment Committee from 2006 to 2008.

Mr. Kojiro NAKAHARA

Aged 68, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Audit Committee of the Company. He graduated from Tokyo Mercantile Marine University in 1964 with a Bachelor degree in Marine Engineering. He joined Kanematsu Corporation in 1964 and had held various senior positions in Tokyo, Singapore and Hong Kong offices. He was appointed Managing Director of Kanematsu (Hong Kong) Limited in 1996 and retired in 2000.

Dr. Gordon YEN

Aged 39, he was appointed an Independent Non-Executive Director of the Company in July 2003 and is also a member of the Remuneration Committee of the Company. He was awarded a Bachelor of Manufacturing Engineering degree from Boston University, U.S. in 1990, a Master of Business Administration degree from McGill University, Canada in 1992 and a Doctorate degree in Business Administration from The Hong Kong Polytechnic University, Hong Kong in 2005. He is currently an Executive Director of Fountain Set (Holdings) Limited, a public company listed on The Stock Exchange of Hong Kong Limited.

Professor Chung Kwong POON GBS, JP

Aged 69, he was appointed an Independent Non-Executive Director of the Company since 1 July 2009 and is also the Chairman of the Remuneration Committee of the Company. Professor POON is the President Emeritus of The Hong Kong Polytechnic University and had devoted 40 years of his life to advancing university education in Hong Kong before he retired in January 2009 from his 18-year presidency at The Hong Kong Polytechnic University. He was honoured as one of the "Ten Outstanding Young Persons in Hong Kong" in 1979; was appointed a Non-official Justice of the Peace (JP) in 1989; received the OBE award in 1991, the Gold Bauhinia Star (GBS) in 2002 and also the "Leader of the Year Awards 2008 (Education)".

Professor POON is a Non-executive Director of Lee & Man Paper Manufacturing Limited and an Independent Non-Executive Director of K. Wah International Holdings Limited, both of whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited.

Management Discussion and Analysis







During the year under review, the global economy took a turn for the worse amid the financial tsunami, resulting in credit crunch and stock prices slump. The economies of PRC and Hong Kong were no exception. Economic growth and import and export trades slackened significantly. Factories and enterprises in the PRD region found it hard to make ends meet, leading to the drop in demand for freight and passenger transportation. To confront the negative impacts of the financial tsunami, PRC Government has launched a package of economic stimulus measures since late last year to maintain a steady economic growth, including a proactive fiscal policy, a moderately loose monetary policy, an increase in infrastructure investments, and policies to stimulate domestic demand and support key industries. So far these measures have gained initial success. In the first half of 2009, PRC saw a 7.1% growth in gross domestic product. Capital asset investments surged, consumer confidence regained and domestic demand increased, which in turn helped offset most of the impact caused by the drop in import and export trades. Among various industries, the automobile industry gained major support from the national policy, including a reduction of vehicle sales tax, subsidies on the purchase of new vehicles on a trade-in basis, a replacement of the road maintenance fee with the newly introduced fuel tax and the cancellation of toll charging on grade 2 toll roads. These measures have altogether contributed to bring about a steady growth in car ownership. Both the car production volume and sales volume in PRC have exceeded six million vehicles in the first half of 2009, and are expected to go beyond 10 million for the whole year, setting the stage for PRC to overtake the United States as the country which domestically sells the highest number of vehicles in the world. In spite of the mild growth of car sales in Guangdong in the first half of 2009, its growth in the total number of car ownership remains robust. The Group believes that GS Superhighway and Phase I West are both set to benefit from the sustainable growth in car ownership, the rebound of PRC's economy, and the resurge in transportation needs within the PRD region which will be further driven up by the efforts of Guangzhou Government to perfect its transportation network with peripheral cities prior to the 16th Asian Games to be held in Guangzhou in November 2010.



For the year ended 30 June 2009, GS Superhighway and Phase I West recorded a decrease in aggregate average daily traffic of 2% to 342,000 vehicles and an increase in aggregate average daily toll revenue of 3% to RMB9.36 million. Both the toll revenues of GS Superhighway and Phase I West increased, and the aggregate total annual toll revenue amounted to RMB3,416 million.

In response to the rising operating costs, the Group continued to apply effective measures to control the costs and enhance the operating efficiency of the joint venture companies. These ongoing measures included promoting staff productivity, strengthening energy savings, containing the rise in administrative expenses and so on. In addition, the Group also reduced its finance costs by choosing flexible financial products offered by PRC banks with reasonably low interest rates to refinance loans bearing higher interest rates borrowed by the joint venture companies.

The construction of Phase II West is planned to be completed and ready for operation by the end of June 2010. The opening of Phase II West to traffic will help expand the Group's toll revenue base. The application for the project approval of Phase III West is under review by the National Development and Reform Commission. Subject to the progress of approval, it is currently planned that construction of Phase III West will commence in 2010 and be completed in approximately 3 to 4 years. Although the market prices of construction materials have rebounded recently, they are still lower than those seen in September 2008 when the Group entered into agreements for further investments in Phase II West. Since the prices of the steel required to complete Phase II West have been locked up at levels below which were provided in the increased investment budget in September 2008, it is expected that the final construction cost of Phase II West will be lower than the budgeted cost of RMB7,200 million.

The economic development of the western bank of the PRD region will be integrated, optimized and accelerated in view of the initiatives laid down in the Outline of the Eleventh Five-Year Plan for the National Economic and Social Development in Guangdong Province and the Outline of the Plan for the Reform and Development of the PRD (2008–2020) promulgated by the National Development and Reform Commission in December 2008. Moreover, the construction of the Hong Kong-Zhuhai-Macau Bridge is expected to commence earlier in late 2009. All these will facilitate the further expansion and enhancement of the regional highway network, bringing synergy to the Western Delta Route.

According to media reports, the construction works of the 49 km Dongguan section and the 30 km Shenzhen section of the Guangzhou-Shenzhen Coastal Expressway are planned to be completed by the end of 2010 and by the end of 2012 respectively. The Group will pay attention to its progress. Given GS Superhighway's strategic location in the highway network of the PRD region and its planned expansion into a ten-lane expressway, the Group believes that its leading position as the main artery within the region can hardly be surpassed.

In addition, it was also reported that the authorities concerned in PRC and Hong Kong have actively been studying to introduce a short-term quota for cross-border private cars. It is believed that arrangements are being considered to grant one-off cross-border licenses to Hong Kong registered private cars crossing the border at Shenzhen Bay Port before the end of 2009. The Group believes that such arrangements will be beneficial to GS Superhighway.

The new PRC Enterprise Income Tax Law (the "New Law"), which has been implemented since 1 January 2008, has imposed a gradual increase in applicable tax rate from the current 18% to 25% over the next five years (20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012) effective 1 January 2008. According to the New Law, the joint venture companies of GS Superhighway and Phase I West which currently enjoy preferential enterprise income tax treatment are entitled to the outstanding preferential tax holidays until their respective expiry. When the tax holiday for GS Superhighway expires at the end of 2009, its applicable enterprise income tax rate will be 22% in 2010, while that for Phase I West will be 24% in 2011 upon the lapse of its tax holiday at the end of 2010. Starting from 2012 until the end of the cooperation period of the joint venture companies, the applicable rate for both GS Superhighway and Phase I West will be 25%. In addition, with effect from 1 January 2008, a 5% withholding tax has been levied on dividends attributable to 2008 and onwards receivable by a Hong Kong enterprise from a PRC joint venture company. Moreover, a newly-built toll expressway project, upon the receipt of toll income, may start to enjoy a three-year exemption on enterprise income tax, followed by another three-year of a 50% tax rate reduction. Phase II West and Phase III West are both eligible to enjoy this tax concession.

To encounter the global financial tsunami and as an incentive for enterprises to increase capital asset investments, PRC Government has lowered the minimum capital requirements since early 2009 for certain qualified projects of which their construction has not yet started. In particular, the capital requirement for expressway project has been lowered from 35% to 25% of the total investment amount. Phase III West is expected to benefit from this change. When the approval of the relevant authorities is obtained, the capital which the Group is required to inject into Phase III West will be reduced by RMB280 million, from RMB980 million to RMB700 million.

As at 30 June 2009, the bank balances and cash of the Group (excluding the joint venture companies) amounted to HK$2,775 million and the Group (excluding the joint venture companies) had no corporate debt outstanding. After taking into account of the Group's attributable share of the assets and liabilities of the joint venture companies, the overall gearing ratio of the Group was 30%. As the majority of the bank loans of the joint venture company of GS Superhighway were denominated in US dollars, the US dollar liabilities accounted for the majority portion of the present total liabilities. In view of the Group's existing projects and the current financing environment in PRC, it is expected that the Group's overall gearing ratio will increase gradually after the completion and operation of Phase II West and Phase III West, leading to a corresponding increase in the proportion of RMB liabilities to the total liabilities.

In view of the abundancy of funds and capital, the Board of Directors declared on 23 October 2008 an extraordinary special dividend of HK84 cents per ordinary share for the financial year ending 30 June 2009 with a view to increasing the return on equity of the shareholders of the Company.



Guangzhou-Shenzhen Superhighway

Project Summary

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10 : 50% Year 11-20 : 48% Year 21-30 : 45%



Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

GS Superhighway is a 122.8 km long, fully lit, closed expressway with a total of six lanes in dual directions. Currently, it is the only expressway connecting Guangzhou, Dongguan, Shenzhen and Hong Kong. It is also the major artery in the PRD highway network with connections to Guangzhou Ring Road, Guangzhou Second Ring Road (northern and eastern sections), Humen Bridge and Changhu Expressway in Dongguan, Jihe Expressway and Nanping Expressway in Shenzhen, as well as some major cities, ports and airports in the region.

During the year under review, GS Superhighway's average daily traffic slid 2% to 314,000 vehicles as compared to that of last year, while its average daily toll revenue increased 3% to RMB8.95 million. The total annual toll revenue amounted to RMB3,266 million.

The maintenance and improvement works of the north-bound lanes of the Xintang to Dongguan section of GS Superhighway had been completed and the section was re-opened to traffic on 9 July 2008. Its toll revenue and traffic had gradually been rebounding. However, since the fourth quarter of 2008, the import and export trades of Guangdong have slumped due to the financial tsunami and the global economic downturn. In the first half of 2009, the aggregate amount of imports and exports fell 21% as compared to the same period last year. In addition, due to the continuous implementation of the "Green-Lane" policy as well as the traffic diversion caused by the new roads nearby, the toll revenue and traffic of GS Superhighway recovered at a pace slower than expected. The traffic slightly dropped 2% as compared to that of last year. Nevertheless the traffic and toll revenue of Class 1 small cars rose to a historical high level, whereas that from Classes 4 and 5 commercial vehicles had stabilized after a drop in the first quarter of 2009. Currently, the daily toll revenue has rebounded to a level comparable to that



Class 1 — Average Daily Toll Revenue (FY2005-2009)
(RMB'000)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,231
3,673
4,144
3,815*
4,207
2005
2006
2007
2008
2009
Financial Year



Classes 4 & 5 — Average Daily Toll Revenue (FY2005-2009)
(RMB'000)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,245
1,385
1,959
1,731*
1,545
2005
2006
2007
2008
2009
Financial Year

* Part of GS Superhighway closed for maintenance in phases during October 2007 to July 2008

of 2006 when the historical high of daily toll revenue was recorded. The Group believes that following the economic recovery of Guangdong, the traffic and toll revenue of GS Superhighway will regain their momentum of growth.

From mid-July to December of 2009, the section between Guangqing interchange and Cencun interchange of Guangzhou Northern Ring Road is fully closed for maintenance works. Some vehicles may have to take a detour to enter or exit GS Superhighway. Preliminary observations showed that the closure would have minimal impact on the traffic and toll revenue of GS Superhighway.

The Group and the joint venture companies have always attached great importance to traffic safety. Over the years, ample resources have been deployed to upgrade and enhance the safety and service facilities of GS Superhighway, with a view to providing drivers with a safe, comfortable and speedy expressway. An intelligent traffic management system, jointly installed by the joint venture company and the Traffic Management Department of Guangdong Provincial Public Security Bureau, was completed and put into operation in January 2009. GS Superhighway is now the first model toll expressway in Guangdong to have adopted such an intelligent system. The system helps further enhance the efficiency of traffic surveillance in detecting and handling traffic accidents so as to minimize congestions and casualties. In addition, in collaboration with the traffic police, the close supervision of the 100 plus traffic surveillance cameras along the road and the use of global positioning system ("GPS") installed in GS Superhighway's patrol and rescue vehicles, the joint venture company is able to attain the "4-Fast" principles of traffic accident handling, namely, "Fast Discovery, Fast Arrival, Fast Handling and Fast Clearance", to ensure smooth traffic.



In July 2008, the Group, through GS Superhighway's joint venture company, co-organized a large-scale, province-wide traffic safety educational promotion campaign with the Traffic Management Department of Guangdong Provincial Public Security Bureau. Over 100,000 volumes of Chinese literature 《Analects of Confucius》 inserted with traffic safety tips were distributed to the general public free of charge, for the dual purpose of promoting traffic safety and traditional Chinese culture.

Since the opening of GS Superhighway over a decade, the joint venture company has developed into one of the most sizeable and well-managed corporations in PRC highway industry. In mid-2009, it sets up a corporate culture department so as to further strengthen its core values, promote management quality, enhance corporate competitiveness, foster cohesion and team spirit among the staff, and bring into full play the corporate mission of delivering quality services.

To meet the rising traffic demand, the feasibility study on widening GS Superhighway to an expressway with a total of ten lanes in dual directions is being conducted and fine-tuned. Upon completion, an application will be submitted to the authorities for approval according to the relevant regulations.

According to media reports, the construction works of the 49 km Dongguan section and the 30 km Shenzhen section of the Guangzhou-Shenzhen Coastal Expressway are planned to be completed by the end of 2010 and by the end of 2012 respectively. The Group will pay attention to its progress. Given GS Superhighway's strategic location in the highway network of the PRD region and its planned expansion into a ten-lane expressway, the Group believes that its leading position as the main artery within the region can hardly be surpassed.

GS Superhighway Joint Venture

Average Daily Toll Revenue
(RMB million)


10.0
8.7
8.9
2007
2008
2009

Average Daily Traffic
(No. of vehicles in thousand)


324
320
314
2007
2008
2009

Annual Toll Revenue
(RMB million)


3,663
3,189
3,266
2007
2008
2009

Average Daily Traffic
(No. of vehicles in thousand)


400
350
300
250
200
150
100
50
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2009
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

Average Daily Toll Revenue
(RMB thousand)


11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2009
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

Traffic by Class of Vehicles


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7.0%
2.0%
18.1%
5.5%
67.5%
7.1%
2.1%
17.8%
4.3%
68.7%
5.8%
1.9%
17.0%
3.4%
71.9%
2007
2008
2009
Class 5
Class 4
Class 3
Class 2
Class 1

Phase I of the Western Delta Route

Project Summary

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Sep 2003 - Sep 2033
Profit Sharing Ratio	50%



Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

The Western Delta Route is scheduled to be built in three phases. Its first phase, Phase I West, has commenced operation since April 2004. Phase I West is a 14.7 km closed expressway with a total of six lanes in dual directions connecting ESW Ring Road to the north, and National Highway 105 and Bigui Road of Shunde to the south. Currently, it is the only expressway linking Guangzhou and Shunde. Phase I West made profits and generated positive cash flow in its first full year of operation in financial year 2004/05.

The growth in traffic and toll revenue of Phase I West slackened during the year, primarily because of the slump in import and export trades in Guangdong and the mutual recognition of vehicles' annual passes between Guangzhou and Foshan since October 2008. Under this mutual recognition, vehicles of either city are exempted from paying toll for using grade 1 toll roads and toll bridges of the other city. Moreover, the substantial growth in traffic and toll revenue of Phase I West last year after ESW Ring Road became toll-free since September 2007 resulted in higher base figures. During the year, Phase I West's average daily traffic was 28,000 vehicles which was comparable to that of last year, and average daily toll revenue rose 1% to RMB409,000. The total annual toll revenue amounted to RMB149 million.

From mid-July to December of 2009, the section between Guangqing interchange and Cencun interchange of Guangzhou Northern Ring Road is

Phase I West Joint Venture



Average Daily Toll Revenue
(RMB thousand)
376
406
409
2007
2008
2009



Average Daily Traffic
(No. of vehicles in thousand)
26
28
28
2007
2008
2009



Annual Toll Revenue
(RMB million)
137
149
149
2007
2008
2009

completely closed for maintenance works. Some vehicles may detour ESW Ring Road to access GS Superhighway. This may cause traffic congestion in ESW Ring Road at the section linking Phase I West and may affect the latter's traffic and toll revenue. However, from mid-August 2009 to end March 2010, the Sanshan West Bridge leading to the Sanshan Container Port in Nanhai is fully closed for maintenance works. Most vehicles, especially trucks, are to be diverted to Phase I West according to the recent traffic police public notice. Taking into account of the net effect of the two closures, it is expected that the traffic and toll revenue of Phase I West will have a mild growth in the coming year.

According to the highway network planning of Guangzhou and Foshan, several highways currently under planning or construction will be connected to Phase I West upon completion in the next few years. These include Foshan First Ring Road extension link, Pingzhou-Danzao Expressway and Pingzhou-Nansha Expressway as well as Guangzhou-Gaoming Expressway etc., all of which will serve as drivers for the future growth of Phase I West and the entire Western Delta Route. Besides, the largest railway station in Asia situated in Panyu District of Guangzhou, adjacent to Phase I West, is scheduled to commence operation in phases by the end of 2009, and set to boost the passenger car traffic of Phase I West. In the near future, Phase I West is expected to benefit from the robust economic growth of Foshan and the completion of the connecting expressways and railway station nearby. Moreover, as Phase II West is going to commence operation by the end of June 2010, Phase I West will become more competitive and more dynamic in its future growth.

Phase I West Joint Venture

Average Daily Traffic
(No. of vehicles in thousand)


35
30
25
20
15
10
5
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2009
2008
2007
2006
2005
2004

Average Daily Toll Revenue
(RMB thousand)


500
450
400
350
300
250
200
150
100
50
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2009
2008
2007
2006
2005
2004

Traffic by Class of Vehicles


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
9.7%
2.0%
25.0%
9.9%
53.4%
9.9%
2.2%
24.4%
8.2%
55.3%
11.2%
2.5%
23.7%
6.6%
56.0%
2007
2008
2009
Class 5
Class 4
Class 3
Class 2
Class 1

Phase II of the Western Delta Route

Project Summary

Location	Shunde to Zhongshan, Guangdong, PRC
Length	Approx. 46 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Apr 2007 – Sep 2038
Profit Sharing Ratio	50%



Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

Phase II West is a 46 km closed expressway with a total of six lanes in dual directions. It is connected to Phase I West in Shunde at the northern end and extends southwards to Zhongshan, linking with the National Highway 105, the proposed Xiaolan Expressway and the new Qijiang Highway in Zhongshan. Upon completion, Phase I West and Phase II West will be the only expressways linking Guangzhou to the central area of Zhongshan. The construction of Phase II West is currently planned to be completed and operational by the end of June 2010.

According to the reasons stated in the joint announcement made by the Company and HHL on 2 September 2008, the investment budget for Phase II West was adjusted to RMB7,200 million. The Group therefore entered into an amendment agreement for the joint investment in, construction and operation of Phase II West with its PRC partner (the same PRC partner of Phase I West) on the same day to increase the Group's share of the registered capital for the project by approximately RMB402.5 million. The agreement has been submitted to the Ministry of Transport and the National Development and Reform Commission for approval.

Although the market prices of construction materials have rebounded recently, they are still lower than those seen in September 2008 when the Group entered into the agreement for further investment in





Phase II West. Moreover, since the prices of the steel required to complete Phase II West have been locked up at levels below which were provided in the increased investment budget, it is expected that the final construction cost of Phase II West will be lower than the budgeted cost of RMB7,200 million.

The difference between the budgeted investment amount and the registered capital of Phase II West is financed by banks in PRC. Loan facility has been obtained by the joint venture company.

Based on the annual toll revenue for the first full year of operation of GS Superhighway and Phase I West, Phase II West is targeted to achieve a breakeven of cash flow in its first full year of operation. Preliminary estimation suggests that if Phase II West's annual toll revenue for its first full year of operation amounts approximately to RMB6.5 million per km, a breakeven of cash flow will be achieved. If it is over RMB9.5 million per km, profits will be attained. During the period under review, the toll revenue of Phase I West amounted to about RMB10 million per km.

Phase III of the Western Delta Route

Project Summary

Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Approx. 38 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%


Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

Phase III West is a 38 km closed expressway with a total of six lanes in dual directions. It is connected to Phase II West in Zhongshan at the northern end and extends southwards to connect to the highway network in Zhuhai.

According to the joint announcement made by the Company and HHL on 2 September 2008, the investment budget for Phase III West was adjusted to RMB5,600 million. Similar to the case of Phase II West, the Group entered into an amendment agreement for the joint investment in, construction and operation of the Phase III West with its PRC partner (the same PRC partner of Phase I West) on the same day to increase the Group's share of the registered capital for the project by approximately RMB409.5 million. The agreement is now being processed by the National Development and Reform Commission. Subject to the progress of approval, Phase III West is currently planned to commence construction in 2010 and to be completed in approximately 3 to 4 years.

To encounter the global financial tsunami and as an incentive for enterprises to invest in the construction of capital asset projects, PRC Government has lowered the minimum capital requirements since early 2009 for certain qualified projects of which their construction has not yet started. In particular, the capital requirement for expressway projects has been lowered from 35% to 25% of the total investment amount. Phase III West is expected to benefit from this change. When the approval of the relevant authorities is obtained, the capital which the Group is required to inject into Phase III West will be reduced by RMB280 million, from RMB980 million to RMB700 million.

The Group will endeavour to expedite the construction of Phase II West and Phase III West and have them completed earlier. It is expected that upon full completion, the Western Delta Route will be the only expressway linking up Guangzhou, Foshan, Zhongshan and Zhuhai, as well as the most direct and convenient expressway leading to Macau. It will become a strategic expressway on the western bank of the PRD region.

Hong Kong-Zhuhai-Macau Bridge Project



Over the past two decades, our Chairman and the Group have devoted tremendous efforts to the development of the Hong Kong-Zhuhai-Macau Bridge project which had won affirmative recognition from the Central Government and relevant local governments, as well as comprehensive support from the general public. The project arrangement has been confirmed by the joint work committee of the governments of Hong Kong, Guangdong and Macau, and its construction will begin soon in 2009 according to press reports.

The Group is confident that the fast-track construction plan of the Hong Kong-Zhuhai-Macau Bridge project will not only accelerate the economic cooperation among Guangdong, Hong Kong and Macau but will also make positive contribution to the economic development of the western bank of the PRD region as well as expanding and enhancing the regional highway network.

Financial Review

For the financial year ended 30 June 2009, the performance of the Group is reported as follows:

	Year ended 30 June	
	2008 HK$ million (restated)	**2009** **HK$ million**
Net toll revenue	1,717	**1,809**
Other income	236	**166**
Toll expressway operation expenses	(163)	**(143)**
Provision for resurfacing charges	(27)	**(13)**
Depreciation and amortization charges	(305)	**(307)**
General and administrative expenses	(134)	**(84)**
Earnings before interest and tax (Note)	1,324	**1,428**
Finance costs	(252)	**(162)**
Income tax expenses	(195)	**(187)**
Recurring profit	877	**1,079**
Net exchange gain (loss)	439	**(2)**
Gain on disposal of a jointly controlled entity	974	**—**
Taxation on gain on disposal of a jointly controlled entity and exchange gain	(167)	**—**
Deferred tax arising from change in PRC tax rate	(90)	**—**
Profit for the year	2,033	**1,077**
Minority interests	(19)	**(18)**
Profit attributable to equity holders of the Company	2,014	**1,059**

Note: Reconciliation to Consolidated Income Statement

	Year ended 30 June	
	2008 HK$ million (restated)	**2009** **HK$ million**
Earnings before interest and tax per Financial Review	1,324	**1,428**
Add:		
Net exchange gain (loss)	439	**(2)**
Finance costs	(252)	**(162)**
Gain on disposal of a jointly controlled entity	974	**—**
Profit before tax per Consolidated Income Statement	2,485	**1,264**

The aggregate net toll revenue of all expressway projects proportionately shared by the Group for the year ended 30 June 2009 recorded an increase of 5% to HK$1,809 million from HK$1,717 million of the last corresponding year. The increase was the net effect of the rise in traffic flow of the Group's expressways especially GS Superhighway upon the reopening of its north-bound lanes of the Xintang to Dougguan section after the completion of the maintenance and improvement works on 9 July 2008, the appreciation of RMB and the disposal of the Group's entire 45% interest in ESW Ring Road in September 2007. Among the aggregate net toll revenue proportionately shared by the Group, GS Superhighway and Phase I West contributed 95% (or HK$1,727 million) and 5% (or HK$82 million) respectively.

The Group's proportionately shared net toll revenue of all of its toll expressways in PRC is set out as follows:

	Year ended 30 June	
	2008 HK$ million	**2009 HK$ million**
GS Superhighway	1,594	**1,727**
Phase I West	78	**82**
ESW Ring Road	45	**0**
	1,717	**1,809**

During the year, the toll expressway operation expenses and general and administrative expenses decreased 24% from HK$297 million to HK$227 million, mainly due to the disposal of the entire interest in ESW Ring Road in September 2007 and the effective measures taken by the Group to control the costs and enhance the operating efficiency of the joint venture companies to cope with the rising operating costs in the PRD region.

Despite the disposal of the entire interest in ESW Ring Road, the depreciation and amortization charges increased slightly by 1% from HK$305 million to HK$307 million as a result of the completion of the maintenance and improvement works of the Xintang to Dongguan section of GS Superhighway on 9 July 2008.

Excluding the disposal gain of ESW Ring Road (pre-tax: HK$974 million; after tax: HK$841 million) and the exchange gain (pre-tax HK$439 million; after tax: HK$405 million), the earnings before interest and tax increased 8% from HK$1,324 million of the last corresponding year to HK$1,428 million, mainly due to a rise in net toll revenue by HK$92 million. The savings in the toll expressway operation expenses and general and administrative expenses by HK$70 million were offset by the decrease in other income as a result of the drop in return on bank deposits of the Group.

As the Group had no corporate debt throughout both years ended 30 June 2008 and 2009, the finance costs were mainly comprised the proportionately shared finance costs from the Group's joint venture companies. The finance costs decreased 36% from HK$252 million to HK$162 million for the year ended 30 June 2009 mainly due to the drop in interest rates of the loans of the joint venture companies.

On 16 March 2007, the PRC Government promulgated the New Enterprise Income Tax Law ("New Law") which has been effective since 1 January 2008. According to the New Law, the Group's PRC joint venture companies, namely Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") and Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") in respect of Phase I West ("West Route JV's Phase I West") are entitled to continue to enjoy the remaining tax holidays until their respective expiry dates. GS Superhighway JV's tax rates for the years 2009, 2010, 2011, 2012 and thereafter will be 10%, 22%, 24%, 25% and 25% respectively, whereas those for West Route JV's Phase I West will be 10%, 11%, 24%, 25% and 25% respectively. Both GS Superhighway JV and West Route JV's Phase I West deferred taxes for the year ended 30 June 2008 were adjusted to reflect the tax rate changes amounting to HK$90 million which were expected to apply to the respective periods when the asset would be realized or the liability would be settled. According to the New Law, effective from 1 January 2008, a 5% withholding tax has been levied on dividends attributable to the year 2008 and onwards, payable by the joint venture companies to the Group. Moreover, both Phase II West and Phase III West are eligible for enterprise income tax preferential treatment. The two projects will be exempted for the first 3 years as from the year when the first toll revenue is received, and will be taxed at a 50% reduced tax rate (i.e. 12.5%) from the fourth to the sixth years.

The appreciation of RMB for the year ended 30 June 2008 resulted in a net exchange gain of HK$439 million, mainly arising from the retranslation of the United States dollar ("USD") and Hong Kong dollar ("HKD") bank loans borrowed by GS Superhighway JV. The net exchange loss recorded for the year ended 30 June 2009 was due to the net effect of the exchange loss on translation of USD deposits held by the Group (excluding PRC joint venture companies) and the relatively mild appreciation of RMB.

The profit attributable to equity holders of the Company decreased 47% from HK$2,014 million to HK$1,059 million for the year ended 30 June 2009, mainly due to the inclusion in the results of last financial year the pre-tax gain of HK$974 million on the disposal of the Company's entire 45% interest in the ESW Ring Road at a consideration of RMB1,712.55 million and the exchange gain of HK$439 million resulting from the 10% appreciation of RMB against USD.

During the year, the Company repurchased 8,788,000 ordinary shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") with a view to benefiting the shareholders of the Company as a whole by enhancing the earnings per share and return on equity of the Group.

Liquidity and Financial Resources

The Company and its subsidiaries had no corporate debt outstanding as at 30 June 2009 (2008: nil). The Group's debt balance solely comprised its proportionate share of project loans from its PRC joint venture companies. The Group's total debt to total assets ratio and gearing ratio (net debt to equity attributable to the equity holders of the Company) were 37% (2008: 29%) and 30% (2008: nil) respectively. The gearing structure is set out below:

	Year ended 30 June	
	2008 HK$ million (restated)	**2009 HK$ million**
Total debt		
— Company and subsidiaries	0	**0**
— Joint venture companies	5,071	**5,379**
Net debt (Note)	0	**2,482**
Total assets	17,423	**14,588**
Equity attributable to the equity holders of the Company	11,550	**8,341**
Total debt/Total assets ratio	29%	**37%**
Gearing ratio	0%	**30%**

Note: Net debt is defined as total debt less bank balances and cash together with pledged bank balances and deposits. A zero balance of net debt represented that the bank balances and cash together with pledged bank balances and deposits exceeded total debt as at the balance sheet date.

The net debt position as at 30 June 2009 was attributed to the payment of the extraordinary special dividend of HK$2,495 million in November 2008 and the drawdown of bank loans of a joint venture company to finance the construction of Phase II West. The Group's existing cash balance is more than sufficient for its remaining capital contribution for Phase II West and Phase III West. In addition, the Group still has an undrawn 5-year committed and unsecured syndicated bank revolving credit and term loan facility of HK$3,600 million obtained in October 2005. The major source of cash inflow of the Group is the dividends received from its joint venture companies. The major cash outflow is the payment of dividends to the shareholders of the Company. The net operating cash inflow before dividend payment to the Company's shareholders (excluding the cash inflow of the joint venture companies proportionately shared by the Group) amounted to approximately HK$994 million for the year ended 30 June 2009 (2008: HK$3,400 million, including the cash inflow of approximately HK$1,588 million from the disposal of the Group's entire interest in ESW Ring Road). In view of the strong financial position, the Board has set the target dividend payout ratio of the Company as 100%. Taking into account of the operating cash inflow (excluding the proceeds from the Company's IPO) and the dividends paid by the Company since the Company's IPO in August 2003 to 2009, the Company has accumulated a cash surplus of approximately HK$900 million in this period. Based on the current operating cash flow, this target payout ratio is sustainable.

Operating Cash Flow to Dividend


HK$' Million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Operating cash flow before dividend payment to the Company's Shareholders
Dividend paid to the Company's Shareholders
Extraordinary special dividend of HK$0.84/share paid in November 2008
503
288
1,040
656
1,279
706
1,840
950
3,400*
1,307
994
1,721
2,495
2004
2005
2006
2007
2008
2009

* Including cash inflow of approximately HK$1.6 billion from the disposal of the Group's entire interest in ESW Ring Road

As at 30 June 2009, the bank balances and cash of the Group amounted to HK$2,775 million (2008: HK$5,997 million) and of the joint venture companies proportionately shared by the Group amounted to HK$122 million (2008: HK$240 million). The bank balances and cash of the Group together with the committed undrawn banking facility totalling HK$6,375 million (2008: HK$9,597 million). In addition to the stable cash dividends received and receivable from GS Superhighway JV (from which the Group had received cash dividends of HK$1,065 million, HK$614 million and HK$1,048 million for the years ended 30 June 2009, 2008 and 2007 respectively), the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

The Group's proportionately shared project loans from its joint venture companies have been well covered by the cash flow of the respective joint venture companies. Interest coverage (EBITDA to finance costs ratio) of GS Superhighway JV and West Route JV for the year ended 30 June 2009 were 16.8 times and 9.9 times respectively.

As at 30 June 2009, the bank and other borrowings of the joint venture companies proportionately shared by the Group amounted to approximately HK$5,238 million (2008: HK$4,711 million) with the following profile:

(a) 99.9 % (2008: 99.9%) was bank loans and 0.1 % (2008: 0.1%) was other loan; and

(b) 53% (2008: 63%) was denominated in USD; 40% (2008: 30%) was denominated in RMB and 7% (2008: 7%) was denominated in HKD.

The net current assets of the Group decreased 61% from approximately HK$5,661 million as at 30 June 2008 to approximately HK$2,182 million as at 30 June 2009, mainly attributable to the payment of the extraordinary special dividend amounting to HK$2,495 million in November 2008.

Debt Maturity Profile

The maturity profile of bank and other borrowings of the joint venture companies proportionately shared by the Group as at 30 June 2009 as compared to that as at 30 June 2008 is shown as follows:

	As at 30 June			
	2008		**2009**	
	HK$ million	%	**HK$ million**	**%**
Repayable within 1 year	267	6%	**344**	**6%**
Repayable between 1 to 5 years	1,250	26%	**1,350**	**26%**
Repayable beyond 5 years	3,194	68%	**3,544**	**68%**
	4,711	100%	**5,238**	**100%**

Other than the above, the Group had no corporate debt outstanding both as at 30 June 2008 and 2009. All of the bank borrowings of the joint venture companies are from banks in PRC and are carrying interest at floating interest rates.

In June 2009, West Route JV had successfully refinanced the project loan for Phase I West with a long term loan with revolving facility from a bank in PRC. The refinancing helps reduce finance costs by approximately HK$3 million for the year ending 30 June 2010. The new bank loan is more flexible and effective in cash management as well as more responsive to interest rate changes. In addition, West Route JV had financed its payment of Phase II West's construction costs by 6-month commercial bills, which saved finance costs by approximately HK$3 million for the year ended 30 June 2009.

Interest Rate and Exchange Rate Exposures

The Group closely monitors its interest rate and foreign exchange exposure. The use of financial instrument is strictly controlled. Neither the Group nor the joint venture companies have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposure.

In prior years, the Company's functional currency was HKD. During the year, the management had re-evaluated the underlying investment activities and strategy of the Company, and determined that the functional currency of the Company needed to be changed from HKD to RMB. The effects of the change in the functional currency of the Company had been accounted for prospectively during the year. Upon the change in the functional currency from HKD to RMB, the Company translated all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items were treated as their historical costs.

Treasury Policies

The Group continues to adopt prudent and conservative treasury policies in financial and funding management. Its liquidity and financial resources are reviewed on a regular basis to minimize the cost of funding and enhance the return on financial assets. All of its cash are generally placed in short-term deposits denominated mainly in HKD and USD. The Group has not invested in any financial derivative instruments nor accumulators.

Capital Commitments

On 2 September 2008, the Group entered into amendment agreements in relation to Phase III West with the PRC partner of the West Route JV. Subject to the approval of the relevant PRC authorities, the total investment amount for Phase III West will be adjusted to RMB5,600 million, instead of RMB3,260 million as contemplated under the previous amendment agreements entered into in 2005. 35% of the total investment amount representing RMB1,960 million (or, if approved, such a lower amount) will be contributed as capital by the Group and the PRC partner in equal share. The total capital contribution thereon to be made by the Group to West Route JV for the development of Phase III West will be RMB980 million (or, if approved, such a lower amount). The amendment agreements are now being processed by the National Development and Reform Commission.

On the same day, the Group also entered into amendment agreements in relation to Phase II West with the PRC partner of the West Route JV. Subject to the approval of the relevant PRC authorities, the total investment amount for Phase II West will be increased by RMB2,300 million to RMB7,200 million. The corresponding increase in the registered capital of West Route JV by RMB805 million will be contributed by the Group and the PRC partner in equal share. The increase in capital contribution thereon to be made by the Group to the West Route JV for the development of Phase II West will be RMB402.5 million. The amendment agreements have been submitted to the Ministry of Transport and the National Development and Reform Commission for approval.

As set out in the "Joint Letter from the HH Board and the HHI Board" in the joint circular of the Company and HHL dated 22 September 2008, the Company had applied to the Stock Exchange for, and the Stock Exchange had granted, a waiver of the requirement to hold a general meeting to seek independent shareholders' approval of the above-mentioned amendment agreements in relation to Phase II West and Phase III West entered into in 2008.

During the year, the Group made capital contribution to West Route JV for the development of Phase II West in an amount of RMB96.1 million (2008: RMB586.3 million). As at 30 June 2009, the Group had outstanding commitments to make capital contribution (the total capital being 35% of the total investment amounted to RMB7,200 million) to West Route JV of RMB402.5 million (2008: RMB96.1 million).

The difference between the total investment amount and the registered capital of Phase II West would be financed by banks in PRC. Loan facility had been obtained by the West Route JV. The Group is currently planned to make additional capital contribution of RMB402.5 million for Phase II West before the end of 30 June 2010. The additional capital contribution to be made by the Group and the PRC partner together with the loan facility shall meet completely the funding requirement for Phase II West. Although the market prices of construction materials have rebounded recently, they are still below the prices in September 2008 when the Group entered into amendment agreements for further investments in Phase II West. In addition, since the prices of the steel required to complete Phase II West have been locked up at the levels below which provided in the increased investment budget, it is expected that the final construction cost of Phase II West will be lower than the budgeted cost of RMB7,200 million.

The Group had agreed, subject to the approval of the relevant PRC authorities, to make capital contribution of RMB980 million (2008: RMB570.5 million) (the total capital being 35% of the total investment amounted to RMB5,600 million) to West Route JV for the development of Phase III West. It is currently planned that the Group will make its capital contribution for Phase III West of RMB980 million before the end of 30 June 2010 and 2011 in the proportion of 35% and 65% respectively.

In the wake of the global financial tsunami and as an incentive for enterprises to invest in the construction of capital assets PRC Government has lowered the minimum capital requirement since early 2009 for certain qualified projects of which construction has not yet started. In particular, the capital requirement for expressway project has been lowered from 35% to 25% of their investment amount. Phase III West is expected to benefit from this change. Subject to the approval of the authorities concerned, the capital which the Group is required to inject into Phase III West will be reduced by RMB280 million, from RMB980 million to RMB700 million.

As at 30 June 2009, GS Superhighway JV and West Route JV had outstanding commitments in respect of the acquisition of property and equipment, as well as the construction of the Phase II West contracted but not provided for, which were proportionately shared by the Group totalling HK$521 million (2008: HK$1,658 million).

Pledge of Assets

As at 30 June 2009, certain assets of the joint venture companies of the Group were pledged to banks for their own banking facilities. The carrying amounts of these assets proportionately shared by the Group are analyzed as follows:

	As at 30 June	
	2008 HK$ million (restated)	**2009** **HK$ million**
Concession intangible assets	8,306	**6,597**
Bank balances and deposits	235	**119**
Other assets	374	**740**
	8,915	**7,456**

As at 30 June 2008 and 2009, the toll collection right of GS Superhighway JV and 26% (2008: 65%) of the toll collection right of West Route JV's Phase I West were pledged to banks in PRC for their respective banking facilities.

Contingent Liabilities

As at 30 June 2009, there was no material contingent liabilities for the Group.

Material Acquisition or Disposal

During the year, there was no material acquisition or disposal of the Company's subsidiaries or associated companies.

Employees and Remuneration Policies

As at 30 June 2009, the Group, excluding the joint venture companies, employed 33 employees. We offered competitive remuneration packages to employees based on the prevailing market practices and individual performance. The Group also provided share option scheme and share award scheme for the purposes of recognizing contributions by, and giving incentives to, the employees. Details of the schemes are set out in the Report of the Directors. In addition, discretionary bonuses would be granted to employees based on both individual and Group business performance. The Group also provided medical insurance coverage to all staff members and Group Personal Protector to senior staff members.

On top of offering competitive remuneration packages, the Group also invested in human capital development by providing relevant training programs to enhance employee productivity. Training programs are designed after taking into account employees' knowledge and skill gaps identified during performance appraisals. The overall training objectives are to enhance employees' personal productivity, prepare for their future roles and thereby contribute to the business success. Programs such as presentation skills workshop, insurance training, business etiquette training and customer services training were organized during the year. In addition, the Group also organized different seminars, for instance, "Implications of Financial Tsunami" and "Prevention of Bribery", to facilitate employees' self development.

Besides, various staff events were organized during the year, such as Annual Dinner, Christmas party and staff recreation and sports events, to build closer relationship across levels within the organization.

Community Relations

With strong management commitment to corporate social responsibility, the Group continued to support various community and charitable initiatives such as Walk for Millions and Corporate Challenge organized by the Community Chest. The Group's staff members were encouraged to actively participate in these community activities as well as voluntary work to promote community growth.

As in past years, the Group made dedicated efforts in enhancing traffic safety on its two toll roads in Guangdong Province. A significant milestone was achieved this year as the intelligent traffic management system jointly installed by the GS Superhighway joint venture company and the Traffic Management Department of Guangdong Provincial Public Security Bureau commenced operation in January 2009.

In addition, traffic safety is further enhanced with the collaboration with the traffic police, the close supervision of over 100 traffic surveillance cameras along the road, as well as the installation of global positioning system in GS Superhighway's patrol and rescue vehicles. The Group will continue its endeavours in facility upgrade and in close collaboration with local traffic police in order to offer a safe driving environment.

As a result of consistent support for community initiatives, the Group was again awarded the Caring Company Logo 2008/2009 by the Hong Kong Council of Social Service in February 2009 in recognition of its good corporate citizenship.

Corporate Governance Practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board that such commitment will in the long term serve to enhance shareholders' value. The Board has set up procedures on corporate governance that comply with the requirements of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Throughout the year ended 30 June 2009, the Company has complied with all code provisions set out in the CG Code.

Board of Directors

The Company is managed through the Board which currently comprises of seven Executive Directors (including the Chairman), one Alternate Director and five Independent Non-Executive Directors. The names and biographical details of the Directors, and the relationship amongst them, if any, are set out on pages 10 to 13 of this Annual Report.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matter shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Director.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice at the Company's expense in appropriate circumstances.

Sir Gordon Ying Sheung WU served as Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separated from that of the Managing Director. Mr. Thomas Jefferson WU (the son of Sir Gordon Ying Sheung WU), Managing Director, is responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Director has been established and clearly set out in writing.

Independent Non-Executive Directors are selected with the necessary skills and experience to provide strong independent element on the Board and to exercise independent judgement. At least one of the Independent Non-Executive Directors has appropriate professional qualifications or accounting or related financial management expertise as provided under

Rule 3.10 of the Listing Rules. The Board has received from each Independent Non-Executive Director a written annual confirmation of independence. All the Independent Non-Executive Directors meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his (i) last appointment by the Board, (ii) last election or (iii) last re-election, and shall be eligible for re-election subject to the provisions of the Articles of Association. All Independent Non-Executive Directors are appointed for a specific term of three years and are subject to retirement from office and re-election at least once every three years.

The Board regularly reviews the plans for orderly succession for appointments to the Board and its structure, size and composition. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the independence requirements set out in the Listing Rules from time to time. Nomination of new Director will normally be made by the Chairman and/or Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s). Mr. Lijia HUANG ceased to be a Director of the Company upon his retirement from the Board at the conclusion of the Company's Annual General Meeting on 13 October 2008. In addition, in response to the decision of HHL to appoint Ir. Leo Kwok Kee LEUNG ("Ir. LEUNG") as a non-executive director of HHL, Ir. LEUNG resigned as an Executive Director of the Company with effect from 1 July 2009.

To fill the vacancy created by the resignation of Ir. LEUNG, Mr. Alan Ming Fai TAM ("Mr. TAM") was appointed as an Executive Director of the Company on the same date. Mr. TAM will receive a Director's fee at such rate as from time to time to be approved by the shareholders at the annual general meetings of the Company, currently being HK$200,000 per annum to be paid by the Company in arrears. Under the service contract between Mr. TAM and the Company, he is entitled to receive from the Company an annual emolument of HK$1,012,050 plus discretionary bonus (as may be approved by the Board). Mr. TAM's emolument is determined with reference to the prevailing market practice, the remuneration policies of the Company and his duties and responsibilities within the Company.

Besides, the Company also appointed Professor Chung Kwong POON ("Professor POON") as an additional Independent Non-executive Director with effect from 1 July 2009. Professor POON will receive a Director's fee at such rate as from time to time to be approved by the shareholders at the annual general meetings of the Company, currently being HK$200,000 per annum to be paid by the Company in arrears.

Upon Professor POON's appointment, he was also appointed as the Chairman of the Remuneration Committee, replacing Mr. Eddie Ping Chang HO who is no longer a member of the Remuneration Committee. Newly appointed Director(s) will be given an induction on the information of the Group and a manual on the duties and responsibilities as a director of a listed company both under the Listing Rules and applicable laws.

The Company has arranged appropriate insurance cover in respect of legal action against the Directors and officers.

Board Committees

The Board has established a Committee of Executive Directors in September 2004 with delegated authority for reviewing and approving the day to day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors of the Company.

The Company has also established the Audit Committee and the Remuneration Committee to deal with the following specific matters in the interest of all shareholders in an objective manner. Members of these two Board Committees comprise entirely of Independent Non-Executive Directors.

	Audit Committee	**Remuneration Committee**
Committee Members	Mr. Lee Yick NAM (Chairman) Mr. Philip Tsung Cheng FEI Mr. Kojiro NAKAHARA	Professor Chung Kwong POON* (Chairman) Mr. Lee Yick NAM Dr. Gordon YEN
Major responsibilities and functions	• Consider the appointment and independence of external auditors. • Review and supervise the Group's financial reporting process, internal control and compliance. • Review and monitor the interim and annual financial statements before submission to the Board.	• Assist the Board for development and administration of the policy and procedure on the remuneration of the Directors and senior management of the Company.
Work performed during the year	• Considered and approved the terms of engagement of the external auditors and their remuneration. • Reviewed the annual financial statements for the year ended 30 June 2008 and the interim financial statements for the six months ended 31 December 2008. • Reviewed the work performed by the Internal Audit Department and the Group's internal control system.	• Reviewed the level of Directors' fees for the year.

* Professor Chung Kwong POON replaced Mr. Eddie Ping Chang HO as Chairman of the Remuneration Committee on 1 July 2009.

Attendance at Meetings

During the year under review, the attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meeting and Annual General Meeting were as follows:

	Number of meetings attended / held			
	Board Meetings	Audit Committee Meetings	Remuneration Committee Meeting	Annual General Meeting
Number of meetings held	5	2	1	1
Executive Directors				
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *(Chairman)*	5 out of 5	N/A	N/A	1 out of 1
Mr. Eddie Ping Chang HO *(Ceased to be the Chairman and a member of the Remuneration Committee on 1 July 2009)*	5 out of 5	N/A	1 out of 1	1 out of 1
Mr. Thomas Jefferson WU	5 out of 5	N/A	N/A	1 out of 1
Mr. Alan Chi Hung CHAN	5 out of 5	N/A	N/A	1 out of 1
Ir. Leo Kwok Kee LEUNG *(Resigned on 1 July 2009)*	5 out of 5	N/A	N/A	1 out of 1
Mr. Lijia HUANG *(Retired on 13 October 2008)*	1 out of 1	N/A	N/A	0 out of 1
Mr. Cheng Hui JIA	4 out of 5	N/A	N/A	1 out of 1
Mr. Barry Chung Tat MOK	5 out of 5	N/A	N/A	1 out of 1
Mr. Nicholas Tai Keung MAY	Note	N/A	N/A	Note
Independent Non-Executive Directors				
Mr. Philip Tsung Cheng FEI	5 out of 5	2 out of 2	N/A	1 out of 1
Mr. Kojiro NAKAHARA	5 out of 5	2 out of 2	N/A	1 out of 1
Mr. Lee Yick NAM *(Audit Committee Chairman)*	5 out of 5	2 out of 2	1 out of 1	1 out of 1
Dr. Gordon YEN	5 out of 5	N/A	1 out of 1	1 out of 1

Note: Mr. Nicholas Tai Keung MAY did not attend the Board Meetings and the Annual General Meeting held during the year in the capacity as Alternate Director to Mr. Barry Chung Tat MOK, who had attended all the said Meetings himself.

Remuneration Policy

The Company recognizes the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises of some fixed elements: basic salary, provident fund contribution and other benefits including insurance cover, as well as bonus, share options and share awards which are performance related elements. No Director is allowed to approve his own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually and will take into account the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year had been approved by the shareholders at the last Annual General Meeting of the Company held on 13 October 2008.

Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiry made, all Directors have confirmed that they have complied fully with the Model Code throughout the year.

Financial Reporting

The Directors recognize their responsibility for preparing the financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

The responsibilities of the auditors with respect to the financial reporting are set out in the Independent Auditor's Report on page 59 of this Annual Report.

External Auditors

The Company's external auditor is Deloitte Touche Tohmatsu. They are responsible for auditing and forming an independent opinion on the annual financial statements. The independence of the external auditor is monitored by the Audit Committee which is also responsible for making recommendations to the Board on the appointment of the external auditor as well as approving their terms of engagement and remuneration. Apart from the statutory audit of the annual financial statements, Deloitte Touche Tohmatsu was also engaged to perform a review on the interim financial statements of the Company for the six months ended 31 December 2008 as well as advising on tax compliance and related matters.

Further, pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged the auditor of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions as set out under the section headed "Continuing Connected Transactions" in the Report of the Directors.

During the year ended 30 June 2009, the fees payable by the Group to the external auditors in respect of audit and non-audit services (including the amount payable by the jointly controlled entities proportionately shared by the Group) were as follows:

	HK$'000
Audit services	1,700
Non-audit services:	
Taxation and advisory services	48
Others	590
	2,338

Internal Controls

The Board is of the opinion that a sound internal control system will contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations and will assist the Board in the management of any failure to achieve business objective.

The Group's internal control procedures include a comprehensive system for reporting information to the division head of each business unit and the Executive Directors.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. Plans and budgets are reviewed on a quarterly basis to measure actual performance against the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. Different guidelines and procedures have been established for the approval and control of operating expenditures, capital expenditures and the unbudgeted expenditures and acquisitions.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each unit and hold periodical meetings with the senior management of each business unit and the finance team to review these reports, discuss business performance against budgets, forecasts and market conditions, and to address accounting and finance related matters.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control is independently conducted by the Internal Audit Department on an on-going basis. Internal Audit Department reports to the Audit Committee at least twice every year on significant findings on internal controls.

For the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's internal control system.

Investor Relations

Despite the outbreak of the financial tsunami, the Company continued to maintain active communications with investors and analysts. As investor relations is one of the important elements in corporate governance, the Company has committed to managing an active dialogue with the investment community, in order to provide investors and analysts with information on the Company's operations and future development plans.

The Company understands that communications in times of crisis is more crucial than ever. During the year under review, the Company continued to hold roadshows, regular meetings and teleconferences with local and overseas institutional fund managers and analysts. These communications help improve investors' understanding on the Company and keep the Company abreast of the needs from investors. In addition, the Company also participated actively in various investment conferences, which is an effective way for investors and the senior management of the Company to share their views. Information on the Company is distributed speedily, accurately and in strict compliance with relevant requirements.

As an additional channel to further promote transparency, corporate information including interim and annual reports, company announcements and press releases are available on the Company's website (www.hopewellhighway.com). Investors can also learn about the monthly traffic and toll revenue statistics of the Company's toll roads and the latest developments of the Company through the website.

The Company will endeavor to maintain mutual and interactive communications with investors. This will keep investors informed of the recent developments of the Company. A dynamic investor relations program will continue to be pursued by the Company, with the goal of enhancing shareholders' value.

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30 June 2009.

Principal Activities

The principal activity of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC through its jointly controlled entities established in the PRC. The principal activity of the Company is investment holding.

Results

The results of the Group for the year ended 30 June 2009 are set out in the Consolidated Income Statement on page 61.

Dividends

The Directors recommend the payment of a final dividend of HK18 cents (2008: HK13 cents) per share. Together with the interim dividend of HK17 cents (2008: HK17 cents) and the extraordinary special dividend of HK84 cents (2008: special interim dividend of HK7 cents and special final dividend of HK28 cents) per share paid on 19 March 2009 and 14 November 2008 respectively, total dividends for the year will be HK119 cents (2008: HK65 cents) per share.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Business Review" as set out on pages 16 to 27.

Share Capital

Movements in share capital of the Company during the year are set out in note 24 to the consolidated financial statements.

Reserves

Movements in reserves of the Group during the year are set out in the Consolidated Statement of Changes in Equity on page 65 and note 25 to the consolidated financial statements.

Fixed Assets

Movements in property and equipment of the Group during the year are set out in note 15 to the consolidated financial statements.

Major Customers and Suppliers

The principal business of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC. There are no major customers and suppliers in view of the nature of the Group's business.

Directors and Senior Management

The Directors of the Company and their profiles as at the date of this report are listed on pages 10 to 13 of the annual report.

Changes during the year and up to the date of this report are as follows:

Mr. Lijia HUANG	(retired on 13 October 2008)
Ir. Leo Kwok Kee LEUNG	(resigned on 1 July 2009)
Mr. Alan Ming Fai TAM	(appointed on 1 July 2009)
Professor Chung Kwong POON	(appointed on 1 July 2009)

In accordance with the Company's Articles of Association, every Director shall retire at the conclusion of the annul general meeting of the Company held in the third year following the year of his/her last election/re-election and shall be eligible for re-election subject to the provisions of the articles of association of the Company. Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM and Dr. Gordon YEN shall retire by rotation at the forthcoming annual general meeting and, being eligible, offered themselves for re-election.

Furthermore, in accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Mr. Alan Ming Fai TAM and Professor Chung Kwong POON, who were appointed as Directors of the Company on 1 July 2009, shall retire at the forthcoming annual general meeting and, being eligible, offered themselves for re-election.

Various businesses of the Group are respectively under the responsibility of the Executive Directors of the Company who are regarded as members of the Group's senior management.

Directors' Interest in Contracts of Significance

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2009, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the

Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) the Company(i)

	Shares					
Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (ii) (interests of controlled corporation)	Other interests	Total interests	% of issued share capital
Sir Gordon Ying Sheung WU	13,717,724	5,244,000	21,249,999	6,136,000 (iii)	46,347,723	1.56%
Eddie Ping Chang HO	4,355,000	275,000	410,000	–	5,040,000	0.17%
Thomas Jefferson WU	12,674,000	–	164,000	–	12,838,000	0.43%
Alan Chi Hung CHAN	478,500	–	–	–	478,500	0.02%
Leo Kwok Kee LEUNG *(Resigned on 1 July 2009)*	200,000	–	–	–	200,000	0.01%
Kojiro NAKAHARA	2,134	–	–	–	2,134	0.00%
Cheng Hui JIA	324,100	–	–	–	324,100	0.01%
Barry Chung Tat MOK	88,800	–	–	–	88,800	0.00%
Lee Yick NAM	9,000	–	–	–	9,000	0.00%

Notes:

(i) All interests in the shares of the Company were long positions. None of the Directors or chief executives held any short position in the shares of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 6,136,000 shares represented the interests held jointly by Sir Gordon Ying Sheung WU ("Sir Gordon WU") and his wife Lady Ivy Sau Ping KWOK WU ("Lady WU").

(B) Associated Corporation

Hopewell Holdings Limited ("HHL")

Directors	HHL Shares						
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[(i)] (interests of controlled corporation)	Other interests[(ii)]	HHL share options[(iii)]	Total interests	% of issued share capital
Sir Gordon Ying Sheung WU	74,683,240	24,720,000	111,250,000	30,680,000	–	241,333,240	27.46%
Eddie Ping Chang HO	25,028,000	1,366,000	2,050,000	–	–	28,444,000	3.24%
Thomas Jefferson WU	25,630,000	–	820,000	–	–	26,450,000	3.01%
Alan Chi Hung CHAN	585,000	–	–	–	–	585,000	0.07%
Lee Yick NAM	90,000	–	–	–	–	90,000	0.01%
Kojiro NAKAHARA	10,671	–	–	–	–	10,671	0.00%
Cheng Hui JIA	241,000	–	–	–	–	241,000	0.03%
Barry Chung Tat MOK	888,000	–	–	–	–	888,000	0.10%
Nicholas Tai Keung MAY	–	–	–	–	240,000	240,000	0.03%

Notes:

(i) The corporate interests of HHL Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The other interests in 30,680,000 HHL Shares represented the interest held by Sir Gordon WU jointly with Lady WU.

(iii) The interests in HHL share options represented HHL share options granted under the share option scheme of HHL adopted on 1 November 2003 to subscribe for HHL Shares, details of which are set out below:

Director	Date of grant	Exercise price per share HK$	Number of outstanding options	Exercise period
Nicholas Tai Keung MAY	15/11/2007	36.10	240,000	01/12/2008 – 30/11/2014

All the above interests in the shares and underlying shares of equity derivatives of associated corporation were long positions.

Save as aforesaid, as at 30 June 2009, none of the Directors or chief executives had any other interests or short position in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Group has set up the MPF Scheme. Mandatory contributions to this scheme are made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000. During the year, the Group made contribution to the MPF Scheme amounted to approximately HK$266,120.

Share Options

(A) The share option scheme of the Company was approved by the written resolutions of the then sole shareholder of the Company passed on 16 July 2003 and approved by shareholders of HHL at an extraordinary general meeting held on 16 July 2003 (the "Option Scheme"). The Option Scheme will expire on 15 July 2013. A summary of some of the principal terms of the Option Scheme is set out in (B) below.

(B) The purpose of the Option Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees of substantial shareholder of the Company or for such other purposes as the Board of Directors may approve from time to time.

Under the Option Scheme, the maximum number of shares in the Company which may be issued upon exercise of all options to be granted under the Option Scheme and any other share option scheme of the Company will not exceed 10% of the total number of shares of the Company in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of the Company is obtained.

The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 277,448,000 shares (representing 9.37% of the issued share capital of the Company) are available for issue under the Option Scheme.

The period during which an option may be exercised will be determined by the Board of the Company at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board of the Company and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board of the Company may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, being the date on which the offer is accepted (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in the Company.

(C) Details of the movement of share options under the Option Scheme during the year ended 30 June 2009 were as follows:

	Date of grant	Exercise price per share HK$	Number of share options					Exercise period	Closing price before date of grant falling within the year HK$
			Outstanding at 01/07/2008	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 30/06/2009		
Employees	17/10/2006	5.858	4,928,000	–	–	488,000	4,440,000	01/12/2007–30/11/2013	N/A
Employees	19/11/2007	6.746	760,000	–	–	–	760,000	01/12/2008-30/11/2014	N/A
Employees	24/07/2008	5.800	–	800,000	–	400,000	400,000	01/08/2009-31/07/2015	5.740
Employees	11/03/2009	4.470	–	400,000	–	400,000	–	18/03/2010–17/03/2016	4.400
Total			5,688,000	1,200,000	–	1,288,000	5,600,000		

No options were cancelled during the year.

The options granted on 17 October 2006, 19 November 2007, 24 July 2008 and 11 March 2009 are exercisable in the following manner:

Maximum options exercisable	Exercise period
Granted on 17 October 2006	
20% of options granted	01/12/2007 – 30/11/2008
40%* of options granted	01/12/2008 – 30/11/2009
60%* of options granted	01/12/2009 – 30/11/2010
80%* of options granted	01/12/2010 – 30/11/2011
100%* of options granted	01/12/2011 – 30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008 – 30/11/2009
40%* of options granted	01/12/2009 – 30/11/2010
60%* of options granted	01/12/2010 – 30/11/2011
80%* of options granted	01/12/2011 – 30/11/2012
100%* of options granted	01/12/2012 – 30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009 – 31/07/2010
40%* of options granted	01/08/2010 – 31/07/2011
60%* of options granted	01/08/2011 – 31/07/2012
80%* of options granted	01/08/2012 – 31/07/2013
100%* of options granted	01/08/2013 – 31/07/2015
Granted on 11 March 2009	
20% of options granted	18/03/2010 – 17/03/2011
40%* of options granted	18/03/2011 – 17/03/2012
60%* of options granted	18/03/2012 – 17/03/2013
80%* of options granted	18/03/2013 – 17/03/2014
100%* of options granted	18/03/2014 – 17/03/2016

* including those not previously exercised

The fair value of the share options granted during the year with the exercise price per share of HK$5.80 is estimated at approximately HK$842,900 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$5.80 per share at the Grant Date, the historical volatility of share price of the Company of 25.94% which is based on 5 years daily historical volatility of the Company's share price from the date of listing to 24 July 2008, expected life of options of 7 years, expected dividend yield of 4.66%, and the risk-free rate of 3.598% with reference to the rate on the 7-year Exchange Fund Notes.

The share options granted during the year with the exercise price per share of HK$4.47 also lapsed during the year. There was no financial impact to the consolidated financial statements of the Group and no valuation on these share options was performed.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Awards

(A) The Share Award Scheme (the "Award Scheme") was adopted by the Board on 25 January 2007 ("Adoption Date"). Unless terminated earlier by the Board, the Award Scheme shall be valid and effective for a term of 15 years commencing on the Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the Adoption Date. A summary of some of the principal terms of the Award Scheme is set out in (B) below.

(B) The purpose of the Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the Award Scheme, the Board (or where the relevant selected employee is a director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) Details of the movement of share awards under the Award Scheme for the year under review were set out below:

	Outstanding at 01/07/2008	Movements during the year: Awarded	Movements during the year: Vested on 25/01/2009	Movements during the year: Lapsed	Outstanding at 30/06/2009
Directors					
Alan Chi Hung CHAN	140,000	–	140,000	–	–
Leo Kwok Kee LEUNG *(Resigned on 1 July 2009)*	100,000	–	100,000	–	–
Cheng Hui JIA	100,000	–	100,000	–	–
Employee	40,000	–	40,000	–	–
Total	380,000	–	380,000	–	–
Weighted average fair value	HK$5.68	–	HK$5.68	–	–

(D) During the year under review, the dividend income amounted to HK$475,000 (2008: HK$152,000) had been received in respect of the shares held upon the trust for the Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of the Company's Shares which shall become returned shares (i.e. the awarded shares which are not vested in accordance with the terms of the Award Scheme whether as a result of a lapse or otherwise) for the purpose of the Award Scheme and shall be held by the trustee for the benefit of one or more employees of the Group, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the Board of the Company.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options" and "Share Awards", at no time during the year ended 30 June 2009 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive Directors of the Company are appointed for a fixed period but subject to retirement from office and re-election at the annual general meetings of the Company in accordance with the Company's Articles of Association.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company was entered into during the year or subsisted at the end of the year.

Substantial Shareholders

As at 30 June 2009, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	**Capacity**	**Number of shares (corporate interests)**	**% of issued share capital**
Anber Investments Limited	Beneficial owner	2,081,074,098 [(A)]	70.27%
Delta Roads Limited	Interests of controlled corporation	2,081,074,098 [(A)]	70.27%
Dover Hills Investments Limited	Interests of controlled corporation	2,081,074,098 [(A)]	70.27%
Supreme Choice Investments Limited	Interests of controlled corporation	2,081,074,098 [(A)]	70.27%
Hopewell Holdings Limited	Interests of controlled corporation	2,081,074,098 [(A)]	70.27%
Commonwealth Bank of Australia	Interests of controlled corporation	148,633,150	5.02%

Note:

(A) The 2,081,074,098 shares were held by Anber Investments Limited ("Anber"), a wholly-owned subsidiary of Delta Roads Limited ("Delta") which was wholly-owned by Dover Hills Investments Limited ("Dover"). Dover was in turn 100% owned by Supreme Choice Investments Limited ("Supreme"), a wholly-owned subsidiary of HHL. The interests of Anber, Delta, Dover, Supreme and HHL in 2,081,074,098 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other. Sir Gordon WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU and Mr. Barry Chung Tat MOK, Directors of the Company, are also directors of Anber, Delta, Dover, Supreme and HHL.

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under Section 336 of the SFO as at 30 June 2009.

Purchase, Sale or Redemption of Securities

During the year, the Company repurchased 8,788,000 shares on the Stock Exchange at an aggregate consideration, including transaction costs, of approximately HK$37,781,000. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$878,800 was debited to share capital and such part of the consideration in excess of the nominal value of the cancelled shares was paid out from the Company's share premium. Details of the repurchases are as follows:

Month of the repurchases	Total no. of the ordinary shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate consideration paid (including transaction costs*) HK$'000
November 2008	400,000	4.15	3.90	1,653
December 2008	4,462,500	4.30	4.09	18,979
January 2009	3,925,500	4.46	4.20	17,149
Total	8,788,000			37,781

* Transaction costs represent commission, stamp duty, exchange levy and trading fee.

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during the year ended 30 June 2009.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Connected Transactions

Amendment Agreements in relation to Phase II and III of the Western Delta Route

On 2 September 2008, the Company and HHL jointly issued an announcement on the agreements (being the "2008 Phase III Amendment Agreements" (as defined hereinafter) and the "2008 Phase II Amendment Agreements" (as defined hereinafter), collectively the "2008 Amendment Agreements") entered into between Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West HK Co"), a wholly-owned subsidiary of the Company, and Guangdong Provincial Highway Construction Company Limited ("West Route PRC Partner") in relation to Phase II West and Phase III West.

(a) **The 2008 Phase III Amendment Agreements**

On 2 September 2008, HHI West HK Co and West Route PRC Partner entered into (i) the conditional agreement under which the parties thereto agreed to amend the Sino-foreign co-operative joint venture contract (the "JV Contract") dated 5 January 2004 between them, as may be amended from time to time, in relation to Phase III West and (ii) the conditional agreement under which the parties thereto agreed to amend the articles of association (the "JV Articles"), as may be amended from time to time, of Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") in relation to Phase III West (collectively the "2008 Phase III Amendment Agreements").

The major terms of the 2008 Phase III Amendment Agreements are summarized as follows:

(i) The areas of co-operation under each of the JV Contract and JV Articles are expanded to include the investment in and the construction and operation of Phase III West and related facilities in addition to Phase I West and Phase II West.

(ii) Subject to approval by the relevant government departments, the estimated total amount of investment in Phase III West is to be increased from RMB3,260 million (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)) to RMB5,600 million (including loan interest incurred during the construction period).

(iii) The registered capital of West Route JV is to be increased by RMB1,960 million from RMB2,303 million to RMB4,263 million to be contributed in cash by West Route PRC Partner and HHI West HK Co in equal share (i.e. each to contribute RMB980 million). 20 per cent of such contribution will be made within 3 months, and the remaining within 2 years, from the date of issue of the new business licence of West Route JV. Before the contribution of the increased registered capital, West Route PRC Partner agrees to make advances to meet the project expenses. West Route JV will pay interest at the lending rate announced by The People's Bank of China or the rate at which West Route PRC Partner actually obtains loans (whichever is lower) on any project expenses advanced by West Route PRC Partner until the date of repayment, compounded quarterly.

(iv) The duration of the West Route JV as stipulated in the JV Articles (the "JV Operation Period") will, subject to approval of the relevant PRC authorities, be 40 years commencing on the date on which the new business licence of West Route JV is issued. The JV Operation Period may be extended if unanimously resolved by the board of directors of West Route JV and approved by regulatory authorities which granted the original approval within 6 months before the expiry of the JV Operation Period.

(b) The 2008 Phase II Amendment Agreements

On 2 September 2008, HHI West HK Co and West Route PRC Partner entered into (i) the conditional agreement under which the parties thereto agreed to amend the JV Contract in relation to Phase II West and (ii) the conditional agreement under which the parties thereto agreed to amend the JV Articles in relation to Phase II West (collectively the "2008 Phase II Amendment Agreements").

The major terms of the 2008 Phase II Amendment Agreements are summarized as follows:

(i) Subject to the approval by the relevant government departments, the estimated total amount of investment in Phase II West is to be increased from RMB4,900 million (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)) to RMB7,200 million (including loan interest incurred during the construction period).

(ii) The registered capital of West Route JV is to be further increased from RMB4,263 million to RMB5,068 million, with the increased amount of RMB805 million in total to be contributed in cash by West Route PRC Partner and HHI West HK Co in equal share (i.e. each to contribute RMB402.5 million). 20 per cent of such contribution will be made within 3 months, and the remaining within 2 years, from the date of issue of the new business licence of West Route JV. Before the contribution of the increased registered capital, West Route PRC Partner agrees to make advances to meet the project expenses. West Route JV will pay interest at the lending rate announced by The People's Bank of China or the rate at which West Route PRC Partner actually obtains loans (whichever is lower) on any project expenses advanced by West Route PRC Partner until the date of repayment, compounded quarterly.

The Board of the Company believed that the traffic flow in Phase II West and Phase III West would be driven by the rise in number of vehicles in Guangdong and the synergy from the transportation network developments between Hong Kong and the western bank of PRD. It was anticipated that the total cost of construction of Phase III West and Phase II West will exceed the original budget due to (i) the increase in land acquisition and demolition costs payable by West Route JV as a result of the tightening of PRC government's control over grants of land and the increase in compensation standards; (ii) the increase in the prices of construction materials; (iii) the incorporation of loan interest to be incurred during the construction periods; and (iv) the change in design of Phase III West to add more tunnels and bridges.

The terms of the 2008 Amendment Agreements were determined after arm's length negotiations between the Company and West Route PRC Partner. The Board (including the Independent Non-Executive Directors) of the Company considered that the terms of the 2008 Amendment Agreements were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Clause 46 of the Listing Agreement between the Company and the Stock Exchange and the letter dated 7 August 2003 from HHL to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the Group which operates a toll road project, is deemed to be a subsidiary of the Company for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004). West Route PRC Partner is a state-owned enterprise wholly-owned by and under the administration of Guangdong Provincial Communication Group Company Limited (廣東省交通集團有限公司) ("GPCG"). GPCG is a state-owned enterprise established by the Guangdong Provincial Government which primarily engages in the investment, construction, supervision and operation of major transportation and infrastructure projects in Guangdong Province. West Route PRC Partner currently has a respective 50% and 52% interest in West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of the Company), and is accordingly deemed to be a connected person of the Company for the purposes of Chapter 14A of the Listing Rules. Therefore, the 2008 Amendment Agreements constituted connected transactions of the Company. As one or more applicable percentage ratio(s) in respect of the 2008 Amendment Agreements exceed(s) 5% but are all less than 25%, the 2008 Amendment Agreements also constituted discloseable transactions of the Company. The 2008 Amendment Agreements are subject to the reporting and announcements, and the requirement of independent shareholders' approval under Chapter 14A of the Listing Rules.

Pursuant to Rule 14A.43 of the Listing Rules, a written independent shareholders' approval obtained from a shareholder holding more than 50% in nominal value of the securities giving the right to attend and vote at a general meeting convened to approve the connected transaction may be accepted in lieu of holding such a general meeting if no shareholder of the listed issuer is required to abstain from voting if the listed issuer were to convene such a general meeting. Anber, a wholly-owned subsidiary of HHL, which owned approximately 72.72% of the issued shares of the Company as at 22 September 2008 (the date of the circular jointly published by the Company and HHL) had confirmed in writing that in the event that independent shareholders' approval of the Company in respect of the 2008 Amendment Agreements was required, it would vote in favour of them. As Anber does not have any material interest in the 2008 Amendment Agreements which is different from those of the other shareholders of the Company and no shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the 2008 Amendment Agreements, the Company had applied to the Stock Exchange for and the Stock Exchange had granted a waiver of the requirement to hold a general meeting to seek independent shareholders' approval of the 2008 Amendment Agreements.

Relevant information on the 2008 Amendment Agreements was disclosed by the Company and HHL in the joint announcement dated 2 September 2008 and the joint circular dated 22 September 2008.

Continuing Connected Transactions

(A) Management Agreement with Nan Yue

On 1 June 2007, West Route JV entered into a management agreement ("Management Agreement") with Guangdong Nan Yue Logistics Company Limited ("Nan Yue"), a subsidiary of GPCG.

Pursuant to the Management Agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for Phase II West ("Material Logistics Services"). The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The Management Agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of Phase II West). The service fee is 2.5% of the fee for the materials supplied for Phase II West and shall be paid on a quarterly basis after deduction of the 5% assurance fee; such assurance fee shall be repayable without interest to Nan Yue upon completion of the term of the Management Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of Phase II West

("Construction Contractors"). The material fee shall be payable by the Construction Contractors to Nan Yue. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for Phase II West.

Pursuant to the reasons disclosed under the section headed "Connected Transactions", Nan Yue, being a subsidiary of GPCG, is deemed to be a connected person of the Company for the purposes of Chapter 14A of the Listing Rules.

The service fee paid and payable to Nan Yue for the Material Logistics Services provided during the year ended 30 June 2009 under the Management Agreement was RMB12.0 million (2008: 11.7 million).

The Independent Non-executive Directors of the Company have reviewed and confirmed that the Material Logistic Services provided by Nan Yue for the financial year ended 30 June 2009 have been entered into in the ordinary and usual course of business of the Group; on normal commercial terms; and in accordance with the Management Agreement on terms that are fair and reasonable and in the interests of the Company as a whole.

Further, pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged Deloitte Touche Tohmatsu ("Deloitte"), the auditor of the Company, to perform certain agreed upon procedures in respect of the Material Logistic Services provided by Nan Yue. Deloitte has reported to the Board that (i) the Material Logistics Services transactions have received the approval of the Board of the Company, (ii) the amount of the Material Logistics Services fee for the year ended 30 June 2009 did not exceed the cap of RMB22 million per annum as disclosed in the joint announcement dated 1 June 2007 made by the Company and HHL, and (iii) the Material Logistics Services transactions have been entered into in accordance with the terms of the Management Agreement governing the connected transactions.

(B) Tenancy Agreements in respect of office areas in Hopewell Centre

On 31 January 2008, in order to cope with the expansion of the Company, Singway (B.V.I.) Company Limited ("Singway") a wholly-owned subsidiary of HHL, as landlord, and Hopewell China Development (Superhighway) Limited ("HCDL") a 97.5% owned subsidiary of the Company, as tenant, entered into a supplemental agreement (the "Supplemental Agreement") in relation to the relocation of the Company's office from Room 64-02 to Room 63-02 of Hopewell Centre and a tenancy agreement (the "Tenancy Agreement for Additional Areas") in relation to additional office spaces on 59th and 63rd Floors of Hopewell Centre.

The rent (including the air-conditioning charges and management charges) paid by HCDL to Singway under the Supplemental Agreement and the Tenancy Agreement for Additional Areas (collectively the "Agreements") was determined by reference to open market rent of office units of similar size and location. The Board (including the Independent Non-executive Directors) of the Company considered that the terms of the Agreements were negotiated on an arm's length basis and were entered into on normal commercial terms and in the ordinary and usual course of business of the Group and the terms are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Prior to the Agreements, HCDL had leasing arrangements with Singway for the leasing of Room 64-02 (which was relocated to Room 63-02 of Hopewell Centre with effect from 1 February 2008 pursuant to the Supplemental Agreement) and Room 5904B of Hopewell Centre for the period from 1 July 2007 to 30 June 2009 and two car parking spaces in Hopewell Centre on monthly basis (the "Existing Leasing Arrangements").

As Singway is a wholly-owned subsidiary of HHL and HHL is the holding company of the Company, Singway is a connected person of the Company under the Listing Rules and the entering into of the Agreements (together with the Existing Leasing Arrangements) constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules and are subject to the reporting, announcement and annual review requirements set out in Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules, but are exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

The aggregate amount of rent (including the air-conditioning charges and management charges) paid by HCDL to Singway under the Agreements and the Existing Leasing Arrangements for the years ended 30 June 2008 and 30 June 2009 were HK$2,298,580 and HK$3,057,306 respectively.

The Independent Non-Executive Directors of the Company have reviewed and confirmed that the transactions under the Agreements and the Existing Leasing Arrangements for the years ended 30 June 2008 and 30 June 2009 (the "Continuing Leasing Transactions") have been entered into in the ordinary and usual course of business of the Company, on normal commercial terms and in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.38 of the Listing Rules, the Board engaged Deloitte to perform certain agreed upon procedures in respect of the Continuing Leasing Transactions. Deloitte has reported to the Board that (i) the Continuing Leasing Transactions have received the approval of the Board of the Company, (ii) the aggregate amount paid under the Agreements and the Existing Leasing Arrangements for the years ended 30 June 2008 and 30 June 2009 did not exceed the annual cap of HK$3 million and HK$4 million respectively, (iii) the Continuing Leasing Transactions have been entered into in accordance with the terms of the Agreements and the Existing Leasing Arrangements governing them.

Save as disclosed above, related party transactions that did not constitute connected transactions or continuing connected transactions made during the year are disclosed in note 39 to the consolidated financial statements.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Chapter 13.18 of the Listing Rules

Pursuant to a loan agreement entered into by a wholly-owned subsidiary of the Company for a facility in the aggregate amount of HK$3,600,000,000 with a tenor of 5 years from 13 October 2005, it will be an event of default if the Company ceases at any time to be a subsidiary of HHL.

Auditor

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Hong Kong, 26 August 2009

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 61 to 111, which comprise the consolidated and Company balance sheets as at 30 June 2009, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2009 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
26 August 2009

Financial Report

Consolidated Income Statement

For the year ended 30 June 2009

	NOTES	2008 HK$'000 (restated)	2009 HK$'000
Toll revenue		1,716,797	**1,809,179**
Revenue on construction		1,193,704	**1,215,977**
Turnover	5	2,910,501	**3,025,156**
Other income and other expense	6	675,510	**163,336**
Construction costs		(1,193,704)	**(1,215,977)**
Provision for resurfacing charges		(26,907)	**(12,674)**
Toll expressway operation expenses		(163,099)	**(143,423)**
Depreciation and amortization charges		(304,732)	**(307,102)**
General and administrative expenses		(134,097)	**(83,513)**
Finance costs	7	(252,374)	**(161,506)**
Gain on disposal of a jointly controlled entity	8	973,594	**—**
Profit before tax		2,484,692	**1,264,297**
Income tax expenses	9	(452,192)	**(187,303)**
Profit for the year	10	2,032,500	**1,076,994**
Attributable to:			
Equity holders of the Company		2,013,957	**1,059,399**
Minority interests		18,543	**17,595**
Profit for the year		2,032,500	**1,076,994**
Dividends paid	12	1,306,980	**4,216,585**
		HK cents (restated)	**HK cents**
Earnings per share	13		
Basic		67.81	**35.72**
Diluted		67.78	**35.72**

Consolidated Balance Sheet

As at 30 June 2009

	NOTES	2008 HK$'000 (restated)	2009 HK$'000
ASSETS			
Non-current Assets			
Property and equipment	15	183,980	**189,401**
Concession intangible assets	16	10,361,834	**11,279,829**
Balances with jointly controlled entities	20	530,645	**141,062**
		11,076,459	**11,610,292**
Current Assets			
Inventories		2,052	**2,370**
Deposits and prepayments		17,212	**15,192**
Other receivables	22	78,477	**62,666**
Other receivable from a jointly controlled entity	22	11,714	**–**
Pledged bank balances and deposits of jointly controlled entities	23	235,265	**118,927**
Bank balances and cash	23		
— The Group		5,997,274	**2,775,222**
— Jointly controlled entities		4,865	**3,136**
		6,346,859	**2,977,513**
Total Assets		17,423,318	**14,587,805**

Consolidated Balance Sheet

As at 30 June 2009

	NOTES	2008 HK$'000 (restated)	**2009 HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	24	297,048	**296,169**
Share premium and reserves		11,252,505	**8,044,836**
Equity attributable to equity holders of the Company		11,549,553	**8,341,005**
Minority interests		50,718	**47,930**
Total Equity		11,600,271	**8,388,935**
Non-current Liabilities			
Other payables	26	55,267	**39,732**
Bank and other loans of jointly controlled entities	27	4,444,077	**4,893,801**
Balance with a joint venture partner	28	360,154	**141,010**
Resurfacing obligations	29	25,920	**8,421**
Deferred tax liabilities	30	251,731	**320,307**
		5,137,149	**5,403,271**
Current Liabilities			
Other payables, accruals and deposits received	26	383,145	**387,443**
Bank loans of jointly controlled entities	27	267,109	**344,344**
Other interest payable		5,677	**3,604**
Tax liabilities		29,967	**32,029**
Resurfacing obligations	29	—	**28,179**
		685,898	**795,599**
Total Liabilities		5,823,047	**6,198,870**
Total Equity and Liabilities		17,423,318	**14,587,805**

Thomas Jefferson WU
Managing Director

Alan Chi Hung CHAN
Deputy Managing Director

Company Balance Sheet

As at 30 June 2009

	NOTES	2008 HK$'000	2009 HK$'000
ASSETS			
Non-current Assets			
Investments in subsidiaries	17	2,260,778	**2,279,147**
Amount due from a subsidiary	19	937,320	**530,347**
		3,198,098	**2,809,494**
Current Assets			
Deposits and prepayments		4,833	**1,717**
Amounts due from subsidiaries	19	1,008,753	**710,676**
Bank balances and cash	23	5,993,215	**2,771,486**
		7,006,801	**3,483,879**
Total Assets		10,204,899	**6,293,373**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	24	297,048	**296,169**
Share premium and reserves	25	9,203,264	**5,990,676**
Total Equity		9,500,312	**6,286,845**
Current Liabilities			
Other payables and accruals	26	5,700	**5,160**
Amounts due to subsidiaries	21	698,887	**1,368**
Total Liabilities		704,587	**6,528**
Total Equity and Liabilities		10,204,899	**6,293,373**

Thomas Jefferson WU
Managing Director

Alan Chi Hung CHAN
Deputy Managing Director

Consolidated Statement of Changes in Equity

For the year ended 30 June 2009

	Attributable to equity holders of the Company										
	Share capital HK$'000	**Share premium HK$'000**	**PRC statutory reserves HK$'000**	**Translation reserve HK$'000**	**Shares held for share award scheme HK$'000**	**Share option reserve HK$'000**	**Share award reserve HK$'000**	**Retained profits HK$'000**	**Total HK$'000**	**Minority interests HK$'000**	**Total HK$'000**
As at 1 July 2007											
– As originally stated	297,033	7,474,073	106,353	201,115	(5,535)	1,743	1,433	2,818,880	10,895,095	44,383	10,939,478
– Effect of changes in accounting policies (note 2)	–	–	–	(13,225)	–	–	–	(126,256)	(139,481)	–	(139,481)
– As restated	297,033	7,474,073	106,353	187,890	(5,535)	1,743	1,433	2,692,624	10,755,614	44,383	10,799,997
Exchange gain on translation of foreign operation (recognized directly in equity)	–	–	–	166,123	–	–	–	–	166,123	–	166,123
Profit for the year	–	–	–	–	–	–	–	2,013,957	2,013,957	18,543	2,032,500
Transfer to profit or loss on disposal of a jointly controlled entity	–	–	–	(76,918)	–	–	–	–	(76,918)	–	(76,918)
Total recognized income	–	–	–	89,205	–	–	–	2,013,957	2,103,162	18,543	2,121,705
Change in profit sharing of a jointly controlled entity	–	–	(4,254)	(3,475)	–	–	–	–	(7,729)	–	(7,729)
Shares issued at premium on exercise of share options	15	1,018	–	–	–	(144)	–	–	889	–	889
Recognition of equity-settled share-based payments	–	–	–	–	–	2,126	2,471	–	4,597	–	4,597
Shares vested for share award scheme	–	–	–	–	2,767	–	(2,360)	(407)	–	–	–
Transfer between reserves	–	–	7,727	–	–	–	–	(7,727)	–	–	–
Dividends recognized as distribution during the year (note 12)	–	–	–	–	–	–	–	(1,306,980)	(1,306,980)	–	(1,306,980)
Dividends paid to minority interests	–	–	–	–	–	–	–	–	–	(12,208)	(12,208)
As at 30 June 2008, as restated	297,048	7,475,091	109,826	273,620	(2,768)	3,725	1,544	3,391,467	11,549,553	50,718	11,600,271
Exchange loss on translation to presentation currency (recognized directly in equity)	–	–	–	(15,170)	–	–	–	–	(15,170)	–	(15,170)
Profit for the year	–	–	–	–	–	–	–	1,059,399	1,059,399	17,595	1,076,994
Total recognized income and expenses	–	–	–	(15,170)	–	–	–	1,059,399	1,044,229	17,595	1,061,824
Recognition of equity-settled share-based payments	–	–	–	–	–	1,038	614	–	1,652	–	1,652
Shares vested for share award scheme	–	–	–	–	2,768	–	(2,158)	(610)	–	–	–
Forfeiture of vested share options	–	–	–	–	–	(189)	–	189	–	–	–
Shares repurchased and cancelled	(879)	(36,965)	–	–	–	–	–	–	(37,844)	–	(37,844)
Transfer between reserves	–	–	601	–	–	–	–	(601)	–	–	–
Dividends recognized as distribution during the year (note 12)	–	(2,495,202)	–	–	–	–	–	(1,721,383)	(4,216,585)	–	(4,216,585)
Dividends paid to minority interests	–	–	–	–	–	–	–	–	–	(20,383)	(20,383)
As at 30 June 2009	296,169	4,942,924	110,427	258,450	–	4,574	–	2,728,461	8,341,005	47,930	8,388,935

Consolidated Cash Flow Statement

For the year ended 30 June 2009

	NOTES	2008 HK$'000 (restated)	2009 HK$'000
OPERATING ACTIVITIES			
Profit before tax		2,484,692	**1,264,297**
Adjustments for:			
Revenue on construction	35	(1,193,704)	**(1,215,977)**
Construction costs		1,193,704	**1,215,977**
Gain on disposal of a jointly controlled entity		(973,594)	**–**
Interest expense, fair value adjustment and loss from re-estimation of future cash flows		280,055	**434,950**
Interest income, fair value adjustment and gain from re-estimation of future cash flows		(242,587)	**(426,289)**
Net exchange (gain) loss		(439,170)	**2,256**
Provision for resurfacing charges		26,907	**12,674**
Depreciation and amortization charges		304,732	**307,102**
Share-based payment expense		4,597	**1,652**
Impairment losses recognized (reversed) on receivables		4,572	**(1,098)**
Gain on disposal of property and equipment		(159)	**(58)**
Operating cash flows before movements in working capital		1,450,045	**1,595,486**
Decrease (increase) in inventories		534	**(318)**
Decrease in deposits and prepayments		7,750	**2,020**
(Increase) decrease in other receivables		(17,004)	**30,826**
Increase in other payables, accruals and deposits received		43,924	**30,068**
Decrease in resurfacing obligations		(31,620)	**(1,868)**
Cash generated from operations		1,453,629	**1,656,214**
Income taxes paid		(145,104)	**(115,597)**
NET CASH FROM OPERATING ACTIVITIES		1,308,525	**1,540,617**
INVESTING ACTIVITIES			
Net cash flow arising on disposal of a jointly controlled entity	8	1,719,912	**–**
Tax paid on disposal of a jointly controlled entity		(132,376)	**–**
Receipt of additional investment cost		382,722	**–**
Purchases of property and equipment		(50,167)	**(49,298)**
Construction costs paid		(1,009,588)	**(1,170,384)**
Proceeds on disposals of property and equipment		683	**89**
Repayments of registered capital contributions and loans made to a jointly controlled entity		493,793	**28,625**
Repayments of other receivable from a jointly controlled entity		24,555	**11,690**
Advance of registered capital contributions and loans made to a jointly controlled entity		(333,311)	**(54,461)**
Interest received		210,543	**74,223**
NET CASH FROM (USED IN) INVESTING ACTIVITIES		1,306,766	**(1,159,516)**

Consolidated Cash Flow Statement

For the year ended 30 June 2009

	2008 HK$'000 (restated)	2009 HK$'000
FINANCING ACTIVITIES		
Proceeds from issue of shares	889	–
New bank and other loans raised	1,185,983	**1,019,967**
Repayment of bank and other loans	(187,144)	**(470,253)**
Repayment of loans made from joint venture partners	(284,075)	–
Registered capital contribution and loans made from joint venture partners	154,348	**235,022**
Interest paid	(256,395)	**(210,070)**
Dividends paid to:		
– equity holders of the Company	(1,306,980)	**(4,216,585)**
– a minority shareholder of a subsidiary	(12,208)	**(20,383)**
Repurchase of shares	–	**(37,844)**
NET CASH USED IN FINANCING ACTIVITIES	(705,582)	**(3,700,146)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,909,709	**(3,319,045)**
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	4,322,389	**6,210,116**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(7,656)	**(21,002)**
EFFECT OF CHANGE IN PROFIT SHARING OF A JOINTLY CONTROLLED ENTITY	(14,326)	–
CASH AND CASH EQUIVALENTS CARRIED FORWARD	6,210,116	**2,870,069**
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS:		
Bank balances and cash	6,002,139	**2,778,358**
Pledged bank balances and deposits of jointly controlled entities	207,977	**91,711**
CASH AND CASH EQUIVALENTS CARRIED FORWARD	6,210,116	**2,870,069**

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

1. General Information

The Company is an exempted company with limited liability incorporated in the Cayman Islands and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's immediate holding company is Anber Investments Limited, a limited company incorporated in the British Virgin Islands. The Company's ultimate holding company is Hopewell Holdings Limited ("HHL"), a public limited company incorporated in Hong Kong whose shares are listed on the Stock Exchange.

The addresses of the registered office and the principal place of business of the Company are disclosed in the section of corporate information in the annual report.

The Company is an investment holding company. Details of the principal activities of the principal subsidiaries and jointly controlled entities are set out in notes 34 and 18 respectively.

In prior years, the Company's functional currency was Hong Kong dollars ("HKD"). During the year, the directors had re-evaluated the underlying investment activities and strategy of the Company and have determined that the functional currency of the Company changed from HKD to Renminbi ("RMB"). The effects of the change of the functional currency of the Company had been accounted for prospectively during the year.

The consolidated financial statements continue to be presented in HKD as the directors of the Company consider that HKD is the appropriate presentation currency since the shares of the Company are listed on the Stock Exchange.

2. Adoption of New and Revised International Financial Reporting Standards

During the year, the Group has applied the following amendments issued by the International Accounting Standards Board and the following interpretations developed by the International Financial Reporting Interpretations Committee (collectively referred to as the "new IFRSs"), which are or have become effective.

IAS39 & IFRS 7 (Amendments)	Reclassification of Financial Assets
IFRIC 9 & IAS 39 (Amendments)	Embedded Derivatives
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new IFRSs resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results and financial position of the Group for the current or prior accounting years have been prepared and presented.

Service Concession Arrangements

During the year, the Group applied IFRIC 12 "Service Concession Arrangements".

The jointly controlled entities of the Group (the "operator") had entered into contractual service arrangements with local government authorities (the "grantor") of the People's Republic of China (the "PRC") to participate in the development, financing, operation and maintenance of toll expressways. Under the arrangements, the jointly controlled entities of the Group carried out the construction of toll expressways for the grantor and received in exchange a right to operate the toll expressways concerned as a public service on behalf of the grantor and an entitlement to the toll fees collected from users of the toll expressways over a specific concession period.

IFRIC 12 provides guidance on the accounting by the operator of a service concession arrangement which involves the provision of public sector services.

In prior years, the construction costs incurred on toll expressways for which the jointly controlled entities of the Group entitled to the operating rights of the toll expressways for a specified concession period, were recorded as property and equipment and were stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation of the toll expressways other than the repavement costs capitalized was calculated to write off their costs, over their expected useful lives or the remaining concession period, whichever was shorter, commencing from the date of commencement of commercial operation of the toll expressways based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining concession period of the respective jointly controlled entities to the carrying values of the assets. The expected traffic volumes were estimated by management or determined by reference to traffic projection reports prepared by independent traffic consultants. Depreciation of repavement costs capitalized was calculated based on a similar basis over an estimated useful life of eight years.

2. Adoption of New and Revised International Financial Reporting Standards *(continued)*

Service Concession Arrangements *(continued)*

In accordance with IFRIC 12, infrastructure within the scope of this interpretation is not recognized as property and equipment of the operator as the contractual service arrangement does not convey the right to control the use of the public service infrastructure to the operator. If the operator constructs the infrastructure, this interpretation requires the operator to account for its revenue on construction and construction costs in accordance with IAS 11 "Construction Contracts" and to account for the fair value of the consideration received and receivable for the construction services as an intangible asset in accordance with IAS 38 "Intangible Assets" to the extent that the operator receives a right (a licence referred to as "concession intangible assets") to charge users of the public service. In addition, the Group accounts for the services in relation to the operation of the infrastructure in accordance with IAS 18 "Revenue". All construction activities are sub-contracted to third parties and there was no cash realized or realizable for the construction services during the construction phase of toll expressways.

Once the underlying toll expressways are completed, the concession intangible assets are amortized to write off its cost over its expected useful life or the remaining concession period, whichever is shorter, commencing from the date of commencement of commercial operation of the underlying toll expressway using an amortization method which reflects the pattern in which the intangible asset's future economic benefits are expected to be consumed.

Upon the adoption of IFRIC 12, the cash outflow for the payment of construction costs was presented under "operating activities" when preparing the condensed consolidated cash flow statement of the financial information of the Company for the six months ended 31 December 2008. The cash outflow for the payment of construction costs is presented under "investing activities" when preparing the consolidated cash flow statement of the consolidated financial statements of the Company for the year ended 30 June 2009 as the management of the Company considers that it is more appropriate to reflect the nature of the cash outflow, i.e. these represent cash payments to acquire the concession intangible assets.

As part of its obligations under the arrangements, the jointly controlled entities of the Group assume responsibility for resurfacing of the toll expressways they operate. The resulting resurfacing costs, except for upgrade services, are recognized as resurfacing obligations according to the requirements of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", when the jointly controlled entities of the Group have a present legal or constructive obligation as a result of past events.

Resurfacing obligations are measured at the present value of the director's best estimate of the expenditures expected to be required to settle the obligation at any date that is proportional to the traffic volume by that date, using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the resurfacing obligations due to the passage of time (over the estimated resurfacing work for every twelve years) is recognized as a provision for resurfacing charges in the consolidated income statement.

The deferred tax consequences of the deductible temporary differences are now reassessed on the basis that reflect the tax consequences that would follow the manner in which the Group expects to reverse at each balance sheet date.

For the service arrangements that are impracticable for the Group to apply this interpretation retrospectively, the Group has, in accordance with the transitional provisions stated in IFRIC 12, recognized the intangible assets on 1 July 2007, the beginning of the comparative financial period, by using the previous carrying amounts of the intangible assets, (whatever previously classified) as their carrying amounts as at 1 July 2007. Prepaid lease payments made in conjunction with the service concession arrangements which the jointly controlled entities of the Group have no discretion or latitude to deploy for other services other than the use in the service concession arrangement previously separately presented and amortized on a straight-line basis over the respective service concession period are also reclassified as intangible assets exchanged under the service concession arrangement on 1 July 2007.

The Group incurred additional development expenditure for the construction and development of the toll expressways operated by the jointly controlled entities ("Additional Development Cost"), which were not accounted for by those jointly controlled entities. In prior years, a portion of such costs, calculated based on the Group's proportionate share in the jointly controlled entities based on the profit-sharing ratios or net cash flow sharing ratio (as the case may be) was included in the costs of toll expressways. The balance of such costs was carried as "Additional investment cost in jointly controlled entities" and was amortized on the same basis adopted by the relevant jointly controlled entities in depreciating their toll expressways. On disposal of a jointly controlled entity, the attributable amount of the unamortized Additional Development Cost was included in the determination of the profit or loss on disposal. "Additional investment cost in toll expressway project under development", which represented the development expenditure incurred for the toll expressway project prior to the commencement of construction, was stated at cost less any identified impairment losses. The above additional investment costs were also reclassified as intangible assets under the service concession arrangements on 1 July 2007.

2. Adoption of New and Revised International Financial Reporting Standards *(continued)*

Service Concession Arrangements *(continued)*

For the current year, except as described above, the Group applied this interpretation retrospectively and the financial impact on the adoption of this interpretation is summarized below.

The effect of changes in accounting policies resulted from the application of IFRIC 12 for the prior and current years by line items presented are as follows:

	Year ended 30 June	
	2008 HK$'000	**2009 HK$'000**
Increase in revenue on construction	1,193,704	**1,215,977**
Increase in construction costs	(1,193,704)	**(1,215,977)**
Increase in provision for resurfacing charges	(26,907)	**(12,674)**
Decrease in depreciation and amortization charges	49,996	**28,288**
(Increase) decrease in income tax expenses	(6,199)	**1,204**
Increase in profit for the year	16,890	**16,818**

The effect of the application of IFRIC 12 as at 30 June 2008 is summarized below:

	As at 30 June 2008 (originally stated) HK$'000	**Adjustments HK$'000**	**As at 30 June 2008 (restated) HK$'000**
Balance sheet items			
Property and equipment	9,394,586	(9,210,606)	183,980
Additional investment cost in jointly controlled entities	1,113,375	(1,113,375)	—
Additional investment cost in toll expressway project under development	53,903	(53,903)	—
Prepaid lease payments	139,067	(139,067)	—
Concession intangible assets	—	10,361,834	10,361,834
Resurfacing obligations	—	(25,920)	(25,920)
Deferred tax liabilities	(295,965)	44,234	(251,731)
Total effects on assets and liabilities		(136,803)	
Retained profits	3,500,833	(109,366)	3,391,467
Translation reserve	301,057	(27,437)	273,620
Total effects on equity		(136,803)	

The effect of the application of IFRIC 12 on the Group's equity at 1 July 2007 are summarized below:

	As at 1 July 2007 (originally stated) HK$'000	**Adjustments HK$'000**	**As at 1 July 2007 (restated) HK$'000**
Retained profits	2,818,880	(126,256)	2,692,624
Translation reserve	201,115	(13,225)	187,890
Total effects on equity		(139,481)	

2. Adoption of New and Revised International Financial Reporting Standards *(continued)*

Service Concession Arrangements *(continued)*

Impact on basic earnings per share:

	Year ended 30 June	
	2008 HK Cents	2009 HK Cents
Figures before adjustments	67.25	**35.15**
Adjustments	0.56	**0.57**
Adjusted	67.81	**35.72**

Impact on diluted earnings per share:

	Year ended 30 June	
	2008 HK Cents	2009 HK Cents
Figures before adjustments	67.22	**35.15**
Adjustments	0.56	**0.57**
Adjusted	67.78	**35.72**

The Group has not early applied the following new or revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Amendment to IFRS 5 as part of Improvements to IFRSs May 2008[1]
IFRSs (Amendments)	Improvements to IFRSs April 2009[2]
IAS 1 (Revised)	Presentation of Financial Statements[3]
IAS 23 (Revised)	Borrowing Costs[3]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[4]
IAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[3]
IAS 39 (Amendment)	Eligible Hedged Items[4]
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[3]
IFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[5]
IFRS 2 (Amendment)	Vesting Conditions and Cancellations[3]
IFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[5]
IFRS 3 (Revised)	Business Combinations[4]
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments[3]
IFRS 8	Operating Segments[3]
IFRIC 15	Agreements for the Construction of Real Estate[3]
IFRIC 16	Hedges of a Net Investment in a Foreign Operation[6]
IFRIC 17	Distributions of Non-cash Assets to Owners[4]
IFRIC 18	Transfers of Assets from Customers[7]

1 Effective for annual periods beginning on or after 1 January 2009 except the amendments to IFRS 5, effective for annual periods beginning on or after 1 July 2009

2 Amendments that are effective for annual periods beginning on or after 1 January 2009, 1 July 2009 and 1 January 2010, as appropriate

3 Effective for annual periods beginning on or after 1 January 2009

4 Effective for annual periods beginning on or after 1 July 2009

5 Effective for annual periods beginning on or after 1 January 2010

6 Effective for annual periods beginning on or after 1 October 2008

7 Effective for transfers on or after 1 July 2009

The application of IFRS 3 (Revised) may affect the Group's accounting for business combination for which the acquisition date is on or after 1 July 2009. IAS 27 (Revised) will affect the accounting treatment for changes in the Group's ownership interest in a subsidiary. The directors of the Company anticipate that the application of the other new or revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

IFRS 8 "Operating Segments" sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates, and its major customers. This standard requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. The directors of the Company considered that the adoption of IFRS 8 will result in a redesignation of the Group's reportable segments, but has had no impact on the reported results or financial position of the Group. This standard is applicable to the Group for the annual periods beginning 1 July 2009 retrospectively.

3. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and the disclosure requirements of the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared on the historical cost basis, as explained in the principal accounting policies set out below.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company, its subsidiaries and jointly controlled entities made up to each balance sheet date.

The results of operation of subsidiaries acquired or disposed of during the year and the share attributable to minority interests are accounted for in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The results of operation of jointly controlled entities are accounted for by proportionate consolidation as described below.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries
Subsidiaries are those entities (including special purpose entities) in which the Company has control over the operations. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

In the Company balance sheet, investments in subsidiaries are stated at cost less any identified impairment loss.

Interests in jointly controlled entities
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activity require the unanimous consent of the parties sharing control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method based on the profit-sharing ratios or net cash flow sharing ratio (as the case may be) specified in the relevant joint venture agreements. The Group's share of the income, expenses, assets and liabilities of jointly controlled entities, other than the transactions and balances between the Group and jointly controlled entities, are consolidated with the equivalent items in the consolidated financial information on a line-by-line basis. Transactions and balances between the Group and the jointly controlled entities are eliminated to the extent of the Group's share of the relevant income, expenses, receivables and payables of the jointly controlled entities. Unrealized profits and losses arising on transactions with the jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities, except to the extent that unrealized losses provide evidence of an impairment of the asset.

The share of the income, expenses, assets and liabilities of the jointly controlled entities acquired or disposed of during the year are included in the consolidated financial statements up to the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss arising on the disposal of the jointly controlled entity is determined as the difference between the net disposal proceeds and the share of the net assets of the jointly controlled entity up to the date of disposal including the cumulative amount of any exchange differences that relate to the jointly controlled entity recognized in equity, included in the consolidated financial statements in the year which the jointly controlled entity is disposed of.

Construction contracts
Where the outcome of a construction contract, including construction services of the infrastructure under service concession arrangements, can be estimated reliably, revenue and costs are recognized by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognized as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expenses immediately.

3. Significant Accounting Policies *(continued)*

Property and equipment

Property and equipment, including building held for use in the supply of services, or for administrative purposes other than construction in progress, are stated at cost less subsequent accumulated depreciation and any accumulated impairment loss.

Construction in progress is stated at cost less any identified impairment losses. Cost includes professional fee and, for qualifying assets, borrowing cost capitalized in accordance with the Group's accounting policy. Construction in progress is classified to the appropriate category of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property and equipment, commences when the assets are ready for their intended use.

Depreciation of property and equipment other than construction in progress is provided to write off their costs over their estimated useful lives after taking into account of their estimated residual value, using the straight-line method, at the following rates per annum:

Buildings	3%–3.45%
Motor vehicles	9%–20%
Ancillary traffic facilities, furniture, fixtures and equipment	9%–20%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognized.

Concession intangible assets

When the Group has a right to charge for usage of toll expressway, as a consideration for providing construction services in a service concession arrangement, it recognizes concession intangible asset at fair value upon initial recognition. The concession intangible asset is carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of concession intangible assets is calculated to write off their costs, commencing from the date of commencement of commercial operation of the underlying toll expressways to the end of the respective remaining concession periods of nineteen to twenty-five years. The annual amortization of concession intangible assets is calculated by applying the ratio of actual traffic volume of the underlying toll expressways compared to the total expected traffic volume of the underlying toll expressways over the respective remaining concession periods to the net carrying value of the assets. The expected traffic volume is estimated by management with reference to the traffic projection reports prepared by independent traffic consultants.

Gain or loss arising from derecognition of the concession intangible asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognized.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts and related business taxes.

Toll revenue from the operation of toll expressways is recognized at the time of usage and when the tolls are received and receivable.

Interest income from financial assets is recognized on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of those financial asset to that asset's net carrying amount.

Management fee income is recognized when the related services are provided.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases, which consists primarily of income from renting of machinery and equipment to local contractors and leasing of spaces along the toll expressway for advertising and oil stations, is recognized on a straight-line basis over the respective lease term.

The Group as lessee

Rentals payable under operating leases are charged to the consolidated income statement on a straight-line basis over the term of the relevant leases.

3. Significant Accounting Policies *(continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. Upon the change of the functional currency of the Company from HKD to RMB during the year, the Company translates all items into the new functional currency (i.e. RMB) using the exchange rate prevailing at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical costs. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the year in which they arise.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group are translated into the presentation currency of the Group (i.e. HKD) at the rates of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such translation differences are recognized in profit or loss in the year in which the foreign operation is disposed of.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized as expenses in the consolidated income statement in the year in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense when employees rendered services entitling them to the contribution. Payments made to retirement benefit schemes are dealt with as payments to defined contribution plans where the obligations under the schemes of the Group and the jointly controlled entities are equivalent to those arising in a defined contribution retirement benefit scheme.

Taxation

Income tax expenses represent the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liabilities for current tax is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of such asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. Significant Accounting Policies *(continued)*

Inventories

Inventories, representing materials, spare parts and other consumable stores, are stated at the lower of cost and net realizable value. Cost comprises all costs of purchases and other costs that have been incurred in bringing the inventories to their present location and condition and is calculated using the first in, first out method.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Any difference arising on initial recognition between the fair value and the consideration given/received is recognized as fair value adjustment in the consolidated income statement to the extent that this difference does not represent a capital contribution by the equity participant.

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

If the estimate of payments or receipts is revised, the carrying amount of the financial asset or financial liability (or group of financial instruments) is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is recognized as income or expense in profit or loss.

Financial assets

The financial assets of the Group and the Company are classified as loans and receivables.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables (including balances with jointly controlled entities, other receivables, amounts due from subsidiaries, other receivable from a jointly controlled entity, bank balances and deposits, and cash) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organization.

An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts due from subsidiaries and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When the other receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

3. Significant Accounting Policies *(continued)*

Financial instruments *(continued)*

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognized on an effective interest basis.

Financial liabilities

Financial liabilities (including other payables and accruals, bank and other loans of jointly controlled entities, other interest payable and balance with a joint venture partner and amounts due to subsidiaries) are subsequently measured at amortized cost using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The cost of the Company's shares repurchased by the Company (or its subsidiaries) is recognized as a deduction from equity. For the shares repurchased for the shares award scheme, the cost of the Company's shares repurchased is recognized as a deduction from the reserve of shares held for share award scheme. No gain or loss shall be recognized in the consolidated income statement on the purchase, sale, issue or cancellation of such shares.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Resurfacing obligations

As part of its obligations under the contractual service arrangements, the jointly controlled entities of the Group assume responsibility for resurfacing of the toll expressways. The resulting resurfacing costs are recognized as resurfacing obligations, when the jointly controlled entities of the Group has a present legal or constructive obligation as a result of past events.

Resurfacing obligations are measured at the present value of the director's best estimate of the expenditures expected to be required to settle the obligation at any date that is proportional to the traffic volume by that date, using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the resurfacing obligations due to passage of time (over the estimated resurfacing work for every twelve years) is recognized as a provision for resurfacing charges in the consolidated income statement.

Equity-settled share-based payment transactions

The fair value of services received, determined by reference to the fair value of share options and awarded shares granted at the grant date, is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve and share award reserve respectively).

At each balance sheet date, the Group revises its estimates of the number of share options and the awarded shares that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognized in profit or loss, with a corresponding adjustment to share option reserve and share award reserve respectively.

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share option reserve will be transferred to retained profits.

At the time when the awarded shares are vested, the amount previously recognized in share award reserve and the amount of the relevant treasury shares will be transferred to retained profits.

3. Significant Accounting Policies *(continued)*

Impairment loss on tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately in the consolidated income statement.

4. Key Source of Estimation Uncertainty

The Group makes estimates and assumptions concerning the future. The estimates and assumptions have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, is discussed below:

(a) Amortization of concession intangible assets

Amortization of concession intangible assets is calculated based on the ratio of actual traffic volume of the underlying toll expressways compared to the total expected traffic volume of the underlying toll expressways over the remaining concession periods of the service concession agreements. Adjustments may need to be made to the carrying amounts of concession intangible assets should there be a material difference between the total expected traffic volume and the actual results.

As at 30 June 2009, as part of the established policy of the Group, the Company's management has reviewed the total expected traffic volume and made appropriate adjustments to the assumptions of the expected traffic volume with reference to the latest independent traffic studies.

In the current year, the Group reported amortization of concession intangible assets amounting to approximately HK$277,817,000 (2008, as restated: HK$283,339,000). The management of the Company considers that these are calculated by reference to the best estimates of the total expected traffic volumes of the underlying toll expressways and they should not be materially different from the actual traffic volumes in the future. The current year amortization charged to the consolidated income statement is less than the amortization estimated in the prior financial year based on the then expected traffic volumes for future financial years by approximately HK$94,893,000 (2008, as restated: HK$36,553,000).

(b) Resurfacing obligations

The jointly controlled entities of the Group have contractual obligations under the contractual service arrangements to maintain the toll expressways to a specified level of serviceability over the respective concession periods. These obligations to maintain or restore the toll expressways, except for upgrade services, are to be recognized and measured as resurfacing obligations. Resurfacing obligations as at 30 June 2009 amounting to HK$36,600,000 (2008, as restated: HK$25,920,000) had been made at the present value of expenditures expected to be incurred by the Group to settle the obligations.

The amount expected to be required to settle the obligations at the balance sheet date is determined based on the number of major resurfacing works to be undertaken over the concession periods under the service concession agreements and the expected costs to be incurred for each event. The costs are then discounted to the present value based on a pre-tax discount rate.

The expected costs for maintenance and resurfacing and the timing of such events to take place involve estimates made by the directors of the Company, which were based on the resurfacing plans of the Group, historical costs incurred for similar activities and the latest quotations from the service provider.

In addition, the directors of the Company are of the view that the discount rate currently used in the current estimate should reflect the time value of money and the risks specific to the obligations.

If the expected expenditures, resurfacing plan and discount rate were different from management's current estimates, the change in resurfacing obligations is required to be accounted for prospectively.

5. Turnover and Segment Information

Turnover represents the Group's proportionate share of the jointly controlled entities' toll revenue received and receivable from the operations of toll expressways, net of business tax and revenue on construction and is analyzed as follows:

	2008 HK$'000 (restated)	2009 HK$'000
Toll revenue before business tax	1,769,912	**1,865,145**
Business tax	(53,115)	**(55,966)**
	1,716,797	**1,809,179**
Revenue on construction	1,193,704	**1,215,977**
	2,910,501	**3,025,156**

The Group has only one business segment, namely the construction under service concession, development, operation and management of toll expressways in the PRC through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as the management considers that the Group has only one geographical segment located in the PRC.

6. Other Income and Other Expense

	2008 HK$'000	2009 HK$'000
Fair value adjustment on interest-free registered capital contributions made by a joint venture partner	–	**61,262**
Gain from re-estimation of future cash flows on interest-free registered capital contributions made by a joint venture partner (note)	–	**257,221**
Interest income from:		
Loan made by the Group to a jointly controlled entity	10,161	**99**
Bank deposits	210,543	**74,223**
Imputed interest income on interest-free registered capital contributions and loan made to a jointly controlled entity	21,883	**33,484**
Net exchange gain (loss)	439,170	**(2,256)**
Rental income	6,625	**6,873**
Management fee income from jointly controlled entities	2,310	**793**
Gain on disposal of property and equipment	159	**58**
Others	24,627	**17,417**
	715,478	**449,174**
Fair value adjustment on interest-free registered capital contributions made to a jointly controlled entity	(39,968)	**–**
Loss from re-estimation of future cash flows on interest-free registered capital contributions made to a jointly controlled entity (note)	–	**(285,838)**
	675,510	**163,336**

Note: As set out in notes 18(ii), 20 and 28, the registered capital contributions made by the Group and the PRC joint venture partner to 廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") are interest-free and are required to be repaid to both the Group and the PRC joint venture partner. The repayments are required to be approved by the board of directors of West Route JV. Therefore, the registered capital contributions are classified as financial liabilities and subject to fair value measurement at initial recognition and subsequently measured at amortized costs using the effective interest method.

Based on the construction progress of Phase II of the Western Delta Route ("Phase II West"), the directors of the Company reassessed the estimated future cash flows from the West Route JV as at 30 June 2009 and considered that the repayment of the registered capital contributions made by the Group and the PRC joint venture partner to West Route JV, classified as balances with jointly controlled entities and balance with a joint venture partner respectively, are expected to be extended to the expiry dates of the relevant concession periods for both Phase I of the Western Delta Route ("Phase I West") and Phase II West.

7. Finance Costs

	2008 HK$'000	2009 HK$'000
Interest on bank loans	257,086	**208,259**
Imputed interest on:		
Interest-free registered capital contributions and loans made by joint venture partners	22,645	**27,174**
Other interest-free loan	329	**370**
	280,060	**235,803**
Other financial expenses	12,287	**12,394**
	292,347	**248,197**
Less: Amounts included in toll expressway construction costs (note)	(39,973)	**(86,691)**
	252,374	**161,506**

Note: Borrowing cost capitalized during the year arose on a bank borrowing by applying a capitalization rate of 6.91% (2008: a bank borrowing and a loan made by a joint venture partner by applying a capitalization rate of 6.51%) per annum to expenditure on the toll expressway construction costs.

8. Disposal of a Jointly Controlled Entity

廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV") was established to undertake the development, operation and management of an expressway running along the eastern, southern and western fringes of the Guangzhou urban areas ("ESW Ring Road"). The operation period was 30 years commencing from 1 January 2002, ESW Ring Road was officially opened in January 2002 and the Group was entitled to 45% of the net cash flow (that is, gross operating income net of operating expenses and tax) of ESW Ring Road.

On 9 August 2007, the Group entered into an agreement with the PRC joint venture partner of Ring Road JV, a jointly controlled entity of the Group, pursuant to which the Group agreed to sell, and the PRC joint venture partner agreed to purchase, the entire 45% interest of the Group in Ring Road JV and other rights, duties and obligations in the ESW Ring Road for a consideration of RMB1,712,550,000 (equivalent to approximately HK$1,765,907,000). The disposal was completed in late September 2007 and the gain on disposal of a jointly controlled entity of HK$973,594,000 was recognized in the consolidated income statement for the year ended 30 June 2008.

The results of Ring Road JV included in the consolidated income statement were as follows:

	2008 HK$'000	2009 HK$'000
Turnover	45,516	–
Other income	24,441	–
Toll expressway operation expenses	(16,424)	–
Depreciation and amortization charges	(11,107)	–
General and administrative expenses	(6,451)	–
Finance costs	(21,440)	–
Profit before tax	14,535	–
Income tax expenses	(46,201)	–
Loss for the year	(31,666)	–

8. Disposal of a Jointly Controlled Entity *(continued)*

The Group's proportionate share of the net assets of Ring Road JV at the date of disposal were as follows:

	HK$'000 (restated)
Net assets disposed of:	
Property and equipment	9,725
Concession intangible assets	2,428,041
Other receivables from joint venture partners	237,801
Bank balances and cash	45,995
Other current assets	2,956
Bank loans	(1,419,061)
Balances with joint venture partners	(111,681)
Deferred tax liabilities	(154,859)
Other payables, accruals and deposits received	(21,941)
Other current liabilities	(2,326)
	1,014,650
Assignment of balance with a jointly controlled entity	129,806
Assignment of other payable to a jointly controlled entity	(275,225)
Release of translation reserve	(76,918)
	792,313
Gain on disposal	973,594
Total consideration	1,765,907
Satisfied by:	
Cash	1,765,907
Net cash inflow (outflow) arising on disposal:	
Cash consideration	1,765,907
Bank balances and cash disposed of	(45,995)
	1,719,912

9. Income Tax Expenses

	2008 HK$'000 (restated)	2009 HK$'000
The tax charge comprises:		
PRC Enterprises Income Tax		
The Group	155,380	**1,238**
Jointly controlled entities	116,085	**116,941**
Deferred taxation (note 30)		
Current year	90,898	**69,124**
Attributable to a change in tax rate	89,829	**–**
	452,192	**187,303**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

The PRC Enterprise Income Tax charge of the Group for the year ended 30 June 2008 represented mainly the PRC Enterprise Income Tax of approximately HK$22,889,000 on the amount received from 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, amounting to RMB725,140,000 in relation to repayment of additional development expenditure for the construction and development of the toll expressway operated by GS Superhighway JV previously incurred by the Group, and the withholding tax in relation to disposal of interest in Ring Road JV amounting to approximately HK$132,376,000 which are calculated at the rates prevailing in the PRC.

9. Income Tax Expenses *(continued)*

The PRC Enterprise Income Tax charge of the jointly controlled entities represents the Group's proportionate share of the provision for the PRC Enterprise Income Tax of GS Superhighway JV amounting to approximately HK$114,896,000 (2008: HK$114,785,000), which is calculated at 9% for the half year ended 31 December 2008 and 10% for the half year ended 30 June 2009 (2008: 7.5% for the half year ended 31 December 2007 and 9% for the half year ended 30 June 2008) of the estimated assessable profit for the year and the Group's proportionate share of the provision for the PRC Enterprise Income Tax of West Route JV, another jointly controlled entity of the Group, amounting to approximately HK$2,045,000 (2008: HK$1,300,000), which is calculated at 9% for the half year ended 31 December 2008 and 10% for the half year ended 30 June 2009 (2008: nil for the half year ended 31 December 2007 and 9% for the half year ended 30 June 2008) of estimated assessable profit.

GS Superhighway JV is entitled to a 5-year exemption from income tax commencing from the first profit-making year as computed under PRC accounting standards and tax regulations and 5-years half of the regular tax rate ("5 + 5" exemption). The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31 December 2000 and the 5-year exemption from income tax expired in December 2004.

West Route JV is entitled to a 2-year exemption from income tax for income commencing from the first profit-making year as computed under PRC accounting standards and tax regulations and a 3-year concessionary rate of half of the regular tax rate ("2 + 3" exemption). The first year for which West Route JV recorded profit for PRC tax purpose was the year ended 31 December 2006 and 2-year exemption from income tax expired in December 2007.

On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC, which changed the tax rate from 18% (including 3% local tax) to 25% for the PRC jointly controlled entities of the Group from 1 January 2008. On 26 December 2007, the State Council announced the detailed measures and regulations of the New Law ("Implementation Rules"). The Implementation Rules ratcheted the PRC Enterprise Income Tax 15% rate over five years to 25% for grandfathering of incentives. It has been stated that grandfathering would apply to both the "2+3" exemption or "5+5" exemption and for enterprises enjoying certain geographic incentive rates (often 15%). For those enterprises that paid at this 15% rate, the 15% rate would ratchet up to 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 respectively. The deferred tax balances have been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realized or the liability is settled.

The income tax expenses for the year can be reconciled to the profit before tax per consolidated income statement as follows:

	2008 HK$'000 (restated)	**2009 HK$'000**
Profit before tax	2,484,692	**1,264,297**
Tax at normal PRC income tax rate of 25% (2008: 25%)	621,173	**316,074**
Effect of concessionary rate on income tax expenses	(243,475)	**(269,837)**
Tax effect of income not taxable for tax purposes	(187,170)	**(188,282)**
Tax effect of expenses not deductible for tax purposes	160,148	**267,137**
Differential tax rate on temporary difference of jointly controlled entities	10,837	**7,927**
Tax effect of tax losses not recognized	4,077	**–**
Increase in opening deferred tax liability resulting from an increase in applicable tax rate	105,524	**–**
Differential tax rate on gain on disposal of a jointly controlled entity	(111,023)	**–**
PRC Enterprise Income Tax on additional investment cost undertaken and paid by GS Superhighway JV	22,889	**–**
Deferred tax on undistributed earnings of PRC jointly controlled entities (note 30)	68,897	**55,135**
Others	315	**(851)**
Income tax expenses	452,192	**187,303**

10. Profit for the Year

	2008 HK$'000 (restated)	2009 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Auditor's remuneration	2,086	**1,700**
Staff costs (excluding directors' remuneration)	131,288	**101,419**
Amortization of concession intangible assets	283,339	**277,817**
Depreciation of property and equipment	21,393	**29,285**
Impairment losses recognized (reversed) on other receivables	4,572	**(1,098)**
Gain on disposal of property and equipment	(159)	**(58)**

11. Directors' and Five Highest Paid Individuals' Emoluments

Directors' emoluments

The emoluments paid or payable to each of the 12 (2008: 13) directors, including Mr. Yuk Keung IP who was appointed on 13 August 2007 and resigned with effective on 29 February 2008, were as follows:

	2008						2009					
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Bonus HK$'000	Contributions to retirement benefits plans HK$'000	Share award HK$'000	Total HK$'000	Directors' fees HK$'000	Salaries and other benefits HK$'000	Bonus HK$'000	Contributions to retirement benefits plans HK$'000	Share award HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	300	3,000	–	–	–	3,300	300	3,000	–	–	–	3,300
Eddie Ping Chang HO	250	2,400	–	–	–	2,650	250	2,400	–	–	–	2,650
Thomas Jefferson WU	200	1,656	138	12	–	2,006	200	1,656	138	12	–	2,006
Alan Chi Hung CHAN	200	1,707	138	12	893	2,950	200	1,690	138	12	226	2,266
Leo Kwok Kee LEUNG (note a)	200	1,500	125	12	638	2,475	200	1,500	125	12	162	1,999
Lijia HUANG (note b)	200	453	158	–	–	811	58	134	–	–	–	192
Cheng Hui JIA	200	831	8,069	–	638	9,738	200	830	70	–	162	1,262
Philip Tsung Cheng FEI	200	–	–	–	–	200	200	–	–	–	–	200
Lee Yick NAM	200	–	–	–	–	200	200	–	–	–	–	200
Kojiro NAKAHARA	200	–	–	–	–	200	200	–	–	–	–	200
Gordon YEN	200	–	–	–	–	200	200	–	–	–	–	200
Barry Chung Tat MOK	200	–	–	–	–	200	200	–	–	–	–	200
Yuk Keung IP	200	–	–	–	–	200	–	–	–	–	–	–
	2,750	11,547	8,628	36	2,169	25,130	2,408	11,210	471	36	550	14,675

Notes:

(a) Ir. Leo Kwok Kee LEUNG resigned as an Executive Director of the Company with effect from 1 July 2009.

(b) Mr. Lijia HUANG retired as an Executive Director of the Company on 13 October 2008. The directors' emoluments paid or payable to Mr. Lijia HUANG included approximately HK$32,000 (2008: HK$221,000) paid by GS Superhighway JV proportionately shared by the Group.

Five highest paid individuals emoluments

The five highest paid individuals of the Group in 2008 and 2009 were all directors of the Company and details of their emoluments are disclosed above.

During the two years ended 30 June 2009, no emoluments were paid by the Group to any of the persons who are directors or the five highest paid individuals of the Company as an inducement to join or upon joining the Group or as compensation for loss of office and none of the persons who are directors of the Company waived any emoluments.

12. Dividends

	2008 HK$'000	2009 HK$'000
Dividends paid and recognized as distribution during the year:		
Interim dividend paid of HK17 cents (2008: HK17 cents) per share	504,981	**503,487**
Special interim dividend paid of HK84 cents (2008: HK7 cents) per share	207,934	**2,495,202**
Final dividend for the year ended 30 June 2008 paid of HK13 cents (2008: year ended 30 June 2007 paid of HK20 cents) per share	594,065	**386,162**
Special final dividend for the year ended 30 June 2008 paid of HK28 cents per share (2008: nil)	–	**831,734**
	1,306,980	**4,216,585**
Final dividend proposed of HK18 cents (2008: HK13 cents) per share	386,162	**533,104**
Special final dividend proposed of nil (2008: HK28 cents) per share	831,734	**–**
	1,217,896	**533,104**

A special interim dividend out of the share premium in respect of the year ended 30 June 2009 of HK84 cents per share was paid to the shareholders on 14 November 2008.

A final dividend in respect of the financial year 2009 of HK18 cents per share totalling approximately HK$533,104,000 is proposed by the Board. The dividend is subject to approval by shareholders at the forthcoming annual general meeting and has not been included as liabilities in these consolidated financial statements. The proposed final dividend is calculated based on the number of shares in issue at the date of approval of these consolidated financial statements.

13. Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	2008 HK$'000 (restated)	2009 HK$'000
Earnings for the purposes of basic and diluted earnings per share	2,013,957	**1,059,399**

	2008 Number of shares	2009 Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,969,807,103	**2,965,771,021**
Effect of dilutive potential ordinary shares:		
Share options	448,461	**–**
Unvested shares awarded	504,444	**216,548**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	2,970,760,008	**2,965,987,569**

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held by HHI Employee's Share Award Scheme Trust.

The computation of diluted earnings per share does not assume the exercise of the Company's outstanding share options as the exercise price of those options is higher than the average market price for shares for year ended 30 June 2009.

14. Retirement Benefits Plans

The employees of the Group participate in the Mandatory Provident Fund ("MPF") Scheme operated by its ultimate holding company. Mandatory contributions to the scheme are made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000 per employee. At 30 June 2009, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are approximately HK$359,000 (2008: HK$440,000).

The employees of the Group's jointly controlled entities in the PRC are members of state-managed retirement benefit schemes operated by the PRC Government. These entities are required to contribute 18% of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the jointly controlled entities with respect to the retirement benefit schemes is to make the specified contributions. The Group's proportionate share of the contributions made by the jointly controlled entities for the year are approximately HK$8,342,000 (2008: HK$7,862,000).

15. Property and Equipment

	The Group					
	Toll expressways HK$'000	Buildings HK$'000	Motor vehicles HK$'000	Ancillary traffic facilities, furniture, fixtures and equipment HK$'000	Construction in progress HK$'000	Total HK$'000
COST						
As at 1 July 2007						
– As originally stated	11,191,840	14,159	35,049	156,483	668,352	12,065,883
– Effect of change in accounting policies	(11,191,840)	–	–	–	(660,102)	(11,851,942)
– As restated	–	14,159	35,049	156,483	8,250	213,941
Change in profit sharing ratio of a jointly controlled entity	–	(566)	(794)	(5,652)	(292)	(7,304)
Exchange adjustments	–	1,471	2,413	14,952	764	19,600
Additions	–	–	4,959	12,530	32,678	50,167
Transfer	–	215	–	26,296	(26,511)	–
Disposal of a jointly controlled entity	–	–	(14,514)	(14,588)	(601)	(29,703)
Disposals/written off	–	–	(1,324)	(126)	–	(1,450)
As at 30 June 2008, as restated	–	15,279	25,789	189,895	14,288	245,251
Exchange adjustments	–	(40)	(73)	(479)	(38)	(630)
Additions	–	–	5,602	2,978	40,718	49,298
Transfer	–	4,657	–	28,246	(32,903)	–
Disposals/written off	–	–	–	(18,076)	–	(18,076)
As at 30 June 2009	–	19,896	31,318	202,564	22,065	275,843
DEPRECIATION						
As at 1 July 2007						
– As originally stated	1,805,320	1,045	21,382	34,559	–	1,862,306
– Effect of change in accounting policies	(1,805,320)	–	–	–	–	(1,805,320)
– As restated	–	1,045	21,382	34,559	–	56,986
Change in profit sharing ratio of a jointly controlled entity	–	(42)	(387)	(1,039)	–	(1,468)
Exchange adjustments	–	190	1,373	3,701	–	5,264
Charge for the year	–	597	3,424	17,372	–	21,393
Disposal of a jointly controlled entity	–	–	(12,749)	(7,229)	–	(19,978)
Elimination on disposal/written off	–	–	(842)	(84)	–	(926)
As at 30 June 2008, as restated	–	1,790	12,201	47,280	–	61,271
Exchange adjustments	–	(4)	(58)	(131)	–	(193)
Charge for the year	–	939	4,187	24,159	–	29,285
Eliminated on disposals/written off	–	–	–	(3,921)	–	(3,921)
As at 30 June 2009	–	2,725	16,330	67,387	–	86,442
CARRYING AMOUNTS						
As at 30 June 2008	–	13,489	13,588	142,615	14,288	183,980
As at 30 June 2009	–	17,171	14,988	135,177	22,065	189,401

16. Concession Intangible Assets

The Group

	HK$'000
COST	
As at 1 July 2007	
– As originally stated	–
– Effect of change in accounting policies	13,875,104
– As restated	13,875,104
Change in profit sharing ratio of a jointly controlled entity	(250,960)
Exchange adjustments	795,158
Additions	1,193,704
Disposal of a jointly controlled entity	(2,641,546)
Undertaken by a jointly controlled entity	(382,722)
As at 30 June 2008, as restated	12,588,738
Exchange adjustments	(21,598)
Additions	1,215,977
As at 30 June 2009	13,783,117
AMORTIZATION	
As at 1 July 2007	
– As originally stated	–
– Effect of change in accounting policies	2,108,129
– As restated	2,108,129
Change in profit sharing ratio of a jointly controlled entity	(46,635)
Exchange adjustments	95,576
Charge for the year	283,339
Elimination on disposal of a jointly controlled entity	(213,505)
As at 30 June 2008, restated	2,226,904
Exchange adjustments	(1,433)
Charge for the year	277,817
As at 30 June 2009	2,503,288
CARRYING AMOUNTS	
As at 30 June 2008	10,361,834
As at 30 June 2009	11,279,829

16. Concession Intangible Assets *(continued)*

Upon adoption of IFRIC 12, the toll expressways previously classified under property and equipment, additional investment cost in jointly controlled entities, additional investment cost in toll expressway project under development and prepaid lease payment were reclassified to concession intangible assets.

	The Group			
	Additional investment cost in jointly controlled entities HK$'000	**Additional investment cost in toll expressway project under development HK$'000**	**Prepaid lease payment HK$'000**	**Total HK$'000**
COST				
As at 1 July 2007				
– As originally stated	2,073,512	49,631	145,391	2,268,534
– Effect of change in accounting policies	(2,073,512)	(49,631)	(145,391)	(2,268,534)
– As at 30 June 2008, as restated and 2009	–	–	–	–
AMORTIZATION				
As at 1 July 2007				
– As originally stated	367,774	–	14,831	382,605
– Effect of change in accounting policies	(367,774)	–	(14,831)	(382,605)
– As at 30 June 2008, as restated and 2009	–	–	–	–
CARRYING AMOUNTS				
As at 30 June 2008 and 2009	–	–	–	–

17. Investments in Subsidiaries

	The Company	
	2008 HK$'000	2009 HK$'000
Investment in subsidiaries	2,031,829	**2,030,039**
Capital contributions to subsidiaries	228,949	**249,108**
	2,260,778	**2,279,147**

Particulars of the principal subsidiaries are set out in note 34.

18. Investments in Jointly Controlled Entities

Particulars of the Group's jointly controlled entities as at 30 June 2009 and 2008 are as follows:

Name of company	Place of establishment	Registered capital contribution	Principal activity	Proportion of registered capital contribution
廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited	The PRC	nil (note (i))	Development, operation and management of an expressway	Not applicable
廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited	The PRC	RMB2,303,000,000	Development, operation and management of an expressway	50%

Both jointly controlled entities are sino-foreign co-operative joint venture enterprises established under the PRC laws.

The principal terms of the joint venture agreements entered into between the relevant subsidiaries and the corresponding joint venture partners under which the jointly controlled entities operate are as follows:

(i) GS Superhighway JV

GS Superhighway JV is established to undertake the development, operation and management of an expressway in Guangdong Province of the PRC running between Shenzhen and Guangzhou ("GS Superhighway"). The operation period is 30 years from the official opening date 1 July 1997. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC joint venture partner without compensation.

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial 10 years of operation period, 48% for the next 10 years and 45% for the last 10 years of the operation period.

The registered capital amounting to HK$702,000,000 previously injected by the Group to GS Superhighway JV and the additional development expenditure for the construction and development of GS Superhighway to the extent of RMB725,140,000 previously incurred by the Group have been repaid to the Group by GS Superhighway JV during the year ended 30 June 2008.

(ii) West Route JV

West Route JV is established to undertake the development, operation and management of an expressway linking Guangzhou, Zhongshan and Zhuhai ("Western Delta Route"). Phase I West was officially opened on 30 April 2004 and the operation period for Phase I West is 30 years commencing from 17 September 2003. The total investment for the Phase I West is RMB1,680,000,000, 35% of which was funded by the registered capital of West Route JV amounting to RMB588,000,000 (equivalent to approximately HK$668,556,000) which had been contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB294,000,000).

The estimated total investment for the Phase II West is RMB4,900,000,000, 35% of which was funded by an increase in the registered capital of West Route JV by RMB1,715,000,000 in total contributed by the Group and the PRC joint venture partner in equal share (i.e. each to contribute RMB857,500,000) during the year. The expiration date of the joint venture co-operation period for the West Route JV has been extended from 16 September 2033 to 16 September 2038. As at 30 June 2009, the approved registered capital of West Route JV was RMB2,303,000,000.

The Group is entitled to 50% of the distributable profits from operation of West Route JV. At the end of the joint venture co-operation period, all the immovable assets and facilities of West Route JV will be reverted to relevant PRC governmental authority which regulates transportation without compensation. The registered capital contributions are required to be repaid to both the Group and PRC joint venture partner. The repayments are required to be approved by the board of directors of West Route JV.

In September 2005, the Group conditionally amended the agreements with the PRC joint venture partner for the investment in and the planning, design, construction and operation of the Phase III of Western Delta Route ("Phase III West") through West Route JV (the "2005 Phase III West Amendment Agreements"). Subject to approval of the relevant PRC authorities, the estimated total investment for Phase III West would be RMB3,260,000,000, 35% of which was to be funded by an increase in the registered capital of West Route JV by RMB1,141,000,000 in total to be contributed by the Group and PRC joint venture partner in equal share (i.e. each to contribute RMB570,500,000). The toll collection period for Phase III West will be subject to approval of the relevant PRC authorities.

18. Investments in Jointly Controlled Entities *(continued)*

(ii) West Route JV *(continued)*

On 2 September 2008, the Group entered into amendment agreements in relation to Phase III West with the PRC joint venture partner, to adjust the total investment for Phase III West to RMB5,600,000,000, instead of RMB3,260,000,000 as contemplated under the 2005 Phase III Amendment Agreements (the "2008 Phase III Amendment Agreements", which effectively replaced the 2005 Phase III Amendment Agreements). 35% of the adjusted total investment will be funded by an increase in the registered capital of West Route JV by RMB1,960,000,000 to be contributed by the Group and the PRC joint venture partner in equal shares. The adjusted total capital contribution thereon to be made by the Group to West Route JV for the development of Phase III West will be RMB980 million, instead of RMB570,500,000 as contemplated under the 2005 Phase III Amendment Agreements. The 2008 Phase III Amendment Agreements have been approved by the shareholders of the Company and HHL during the year ended 30 June 2009 and are being processed by the relevant PRC authorities as at the date of this report.

On 2 September 2008, the Group entered into amendment agreements in relation to Phase II West with the PRC joint venture partner, subject to the approval of the Company's and HHL's shareholders and the relevant PRC authorities, to increase the total investment for Phase II West by RMB2,300,000,000 to RMB7,200,000,000. 35% of the increase in total investment will be funded by an increase in the registered capital of West Route JV by RMB805,000,000 to be contributed by the Group and the PRC joint venture partner in equal shares. The additional capital contribution thereon to be made by the Group to West Route JV for the development of Phase II West is RMB402,500,000. The amendment agreements have been approved by the shareholders of the Company and HHL during the year ended 30 June 2009 and are being processed by the relevant PRC authorities as at the date of this report.

After obtaining approval from the relevant PRC authorities, the registered capital of West Route JV will be RMB5,068 million.

The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities accounted for by the Group using proportionate consolidation (before elimination of transactions, balances, income and expenses with group companies) are set out below:

In respect of the year ended 30 June 2008:

	GS Superhighway JV HK$'000 (restated)	West Route JV HK$'000 (restated)	Total HK$'000
Current assets	226,754	114,006	340,760
Non-current assets	5,910,166	2,541,507	8,451,673
Current liabilities	1,412,466	308,308	1,720,774
Non-current liabilities	3,453,979	1,287,077	4,741,056
Income	2,275,348	1,117,502	3,392,850
Expenses	(908,137)	(1,003,454)	(1,911,591)
Profit before tax	1,367,211	114,048	1,481,259
Income tax expenses	(176,389)	(6,215)	(182,604)
Profit after tax	1,190,822	107,833	1,298,655

18. Investments in Jointly Controlled Entities *(continued)*

In respect of the year ended 30 June 2009:

	GS Superhighway JV HK$'000	West Route JV HK$'000	Total HK$'000
Current assets	161,042	45,352	206,394
Non-current assets	5,839,308	3,638,840	9,478,148
Current liabilities	391,117	383,349	774,466
Non-current liabilities	3,219,383	1,943,872	5,163,255
Income	1,888,354	2,099,799	3,988,153
Expenses	(627,930)	(1,203,815)	(1,831,745)
Profit before tax	1,260,424	895,984	2,156,408
Income tax expenses	(127,331)	(3,599)	(130,930)
Profit after tax	1,133,093	892,385	2,025,478

19. Amount due from a Subsidiary

The Company

The amount due from a subsidiary classified under non-current assets is interest-free, unsecured and with no fixed repayment term. In the opinion of the directors of the Company, based on their assessment as at 30 June 2008 and 2009 of the estimated future cash flows from a subsidiary, the amount due from a subsidiary will not be repayable within one year from the balance sheet date, accordingly this amount is classified as non-current. The effective interest rate on the amount due from a subsidiary for both years ranged from 2.75% to 4.92% per annum, representing the borrowing rates of that subsidiary.

20. Balances with Jointly Controlled Entities

	The Group	
	2008 HK$'000	2009 HK$'000
Registered capital contribution made by the Group to West Route JV	502,119	141,062
Loan made by the Group to GS Superhighway JV	28,526	–
	530,645	141,062

The balances represent registered capital contributed and loan to jointly controlled entity made by the Group after elimination of the Group's proportionate share of the corresponding amounts of the jointly controlled entity.

The registered capital contributions made by the Group to West Route JV are interest-free and the repayments of registered capital contributions are required to approved by the board of directors of West Route JV. The directors of the Company consider that the repayment would be made at the expiry dates of the relevant joint venture periods. The effective interest rate adopted for measurement at fair value at initial recognition of the registered capital contribution made by the Group to West Route JV ranged from 4.67% to 7.05% (2008 : 6.48% to 7.05%).

The loan made by the Group to GS Superhighway JV was unsecured, carried interest at Hong Kong prime rate and had been fully repaid during the year.

21. Amounts due from/to Subsidiaries

The Company

The current portion of amounts due from subsidiaries and the amounts due to subsidiaries are unsecured, interest-free and repayable on demand.

22. Other Receivables/Other Receivable from a Jointly Controlled Entity

The following is an analysis of the other receivables outstanding at the balance sheet date:

	The Group	
	2008 HK$'000	2009 HK$'000
Rental income receivables	2,605	**1,693**
Toll revenue receivables	31,554	**40,317**
Others	52,717	**27,935**
Less: Allowance for doubtful debts	(8,399)	**(7,279)**
Total other receivables	78,477	**62,666**

Included in the other receivables are debtors with aggregate carrying amount of HK$10,020,000 (2008: HK$5,037,000) which are past due at the reporting date for which no impairment loss has been provided. There is no collateral held over these balances.

Aging of the other receivables which are past due but not impaired

	2008 HK$'000	2009 HK$'000
1–120 days	2,281	**4,032**
Over 120 days	2,756	**5,988**
	5,037	**10,020**

The Group has fully provided for past due receivables that are not expected to be recovered.

Movement in the allowance for doubtful debts

	2008 HK$'000	2009 HK$'000
Balance at beginning of the year	3,358	**8,399**
Change in profit sharing ratio of a jointly controlled entity	(134)	**–**
Impairment losses recognized (reversed) on receivables	4,572	**(1,098)**
Exchange adjustments	603	**(22)**
Balance at end of the year	8,399	**7,279**

Allowance for doubtful debts are provided for individually impaired other receivables with a balance of HK$7,279,000 (2008: HK$8,399,000) which have severe financial difficulties. No collateral is held over these balances.

The other receivable from a jointly controlled entity represented the other receivable from GS Superhighway JV after elimination of the Group's proportionate share of the corresponding amount of the jointly controlled entity. The amount was unsecured, interest-free and fully repaid during the year.

23. Pledged Bank Balances and Deposits of Jointly Controlled Entities, and Bank Balances and Cash

The Group

Pledged bank balances and deposits of jointly controlled entities, and bank balances and cash include time deposits of HK$2,793,676,000 (2008: HK$6,012,890,000) with original maturities range from 2 days to 6 months that carry interest at prevailing interest rates range from 0.16% to 4.42% (2008: 1.00% to 3.78%) per annum. Remaining bank balances and cash carried interest at market rates which range from 0.02% to 0.72% (2008: 0.72% to 2.62%) per annum.

The pledged bank balances and deposits of jointly controlled entities were for the purpose of securing banking facilities granted to respective jointly controlled entities of the Group. As at 30 June 2009, other than the amount of approximately HK$27,216,000 (2008: HK$27,288,000), the remaining amount of approximately HK$91,711,000 (2008: HK$207,977,000) was available for use by the jointly controlled entities by servicing notices to relevant banks providing the banking facilities.

Included in bank balances and cash are bank deposits denominated in currency other than the functional currencies of the Company, its subsidiaries and jointly controlled entities as follows:

	2008 HK$'000	2009 HK$'000
USD	3,049,455	**853,372**
HKD	3,265	**1,921,458**
	3,052,720	**2,774,830**

The Company

Bank balances and cash include time deposits of HK$2,766,460,000 (2008: HK$5,985,602,000) with original maturity range from 2 days to 3 months that carry interest at prevailing interest rates range from 0.16% to 4.42% (2008: 1.00% to 2.88%) per annum. Remaining bank balances and cash carried interest at market rates which ranged from 0.02% to 0.15% (2008: 1.57% to 2.62%) per annum.

Included in bank balances and cash are bank deposits denominated in currency other than the functional currency of the Company as follows:

	2008 HK$'000	2009 HK$'000
USD	3,049,413	**853,324**
HKD	—	**1,918,109**
	3,049,413	**2,771,433**

24. Share Capital

The Group and the Company

	Number of shares	Nominal amount HK$'000
Ordinary shares of HK$0.1 each		
Authorized:		
As at 1 July 2007, 30 June 2008 and 30 June 2009	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
As at 1 July 2007	2,970,326,283	297,033
Issue of shares upon exercise of share options	152,000	15
As at 30 June 2008	2,970,478,283	297,048
Repurchase of shares	(8,788,000)	(879)
As at 30 June 2009	2,961,690,283	296,169

During the year, the Company repurchased 8,788,000 (2008: nil) ordinary shares of the Company on the Stock Exchange, as follows:

Months	**Number of ordinary shares repurchased**	**Purchase price per share Highest HK$**	**Lowest HK$**	**Total consideration paid (including transaction costs*) HK$'000**
November 2008	400,000	4.15	3.90	1,657
December 2008	4,462,500	4.30	4.09	19,010
January 2009	3,925,500	4.46	4.20	17,177
	8,788,000			37,844

* Transaction costs represent commissions, stamp duty, exchange levy, trading fee and withdrawal charges.

These repurchases were effected by the directors pursuant to the mandate from the shareholders with a view to benefiting the shareholders as a whole by the enhancement of the earnings per share of the Group.

Share option scheme

A share option scheme (the "Option Scheme") was adopted by the Company pursuant to the written resolutions of the then sole shareholder of the Company passed on 16 July 2003 and approved by the shareholders of HHL, at an extraordinary general meeting held on 16 July 2003. The Option Scheme shall be valid and effective for a period of 10 years and the purpose of which is to provide the Company with a means of giving incentive to rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professionals and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executives, or substantial shareholders of the Company; and (vi) any employees of substantial shareholders of the Company or for such other purposes as the Board of Directors may approve from time to time.

Share options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1, payable as consideration on acceptance, which is recognized in the consolidated income statement when received.

The financial impact of these share options granted is not recorded in the Group's consolidated balance sheet until such time as the options are exercised, and no charge is recognized in the consolidated income statement in respect of the value of options granted in prior years as the Group has taken advantages of the transitional provisions set out in IFRS 2 and all these options were granted and vested before 1 July 2005. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company as share premium. Share options which lapse or are cancelled prior to their exercise date are deleted from the register or outstanding options.

24. Share Capital *(continued)*

Share option scheme *(continued)*

On 17 October 2006, share options to subscribe for ordinary shares in the Company were granted to certain employees of the Company.

Details of the movements of share options of the Company during the year ended 30 June 2008 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2007	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2008	Vesting date	Exercise period
HK$						
5.858	1,240,000	(152,000)	–	1,088,000	1 December 2007	1 December 2007 to 30 November 2013
5.858	1,240,000	–	(280,000)	960,000	1 December 2008	1 December 2008 to 30 November 2013
5.858	1,240,000	–	(280,000)	960,000	1 December 2009	1 December 2009 to 30 November 2013
5.858	1,240,000	–	(280,000)	960,000	1 December 2010	1 December 2010 to 30 November 2013
5.858	1,240,000	–	(280,000)	960,000	1 December 2011	1 December 2011 to 30 November 2013
	6,200,000	(152,000)	(1,120,000)	4,928,000		

The weighted average closing price of the shares on the dates immediately before the options were exercised by the employees during the year ended 30 June 2008 and at the dates of exercise were HK$6.64 and HK$6.65 respectively.

Details of the movements of share options of the Company during the year ended 30 June 2009 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2008	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2009	Vesting date	Exercise period
HK$						
5.858	1,088,000	–	(200,000)	**888,000**	1 December 2007	1 December 2007 to 30 November 2013
5.858	960,000	–	(72,000)	**888,000**	1 December 2008	1 December 2008 to 30 November 2013
5.858	960,000	–	(72,000)	**888,000**	1 December 2009	1 December 2009 to 30 November 2013
5.858	960,000	–	(72,000)	**888,000**	1 December 2010	1 December 2010 to 30 November 2013
5.858	960,000	–	(72,000)	**888,000**	1 December 2011	1 December 2011 to 30 November 2013
	4,928,000	–	(488,000)	**4,440,000**		

The total fair values of the options determined at the date of grant using the Binomial option pricing model were HK$5,814,000 of which 488,000 share options (2008: 1,120,000 share options) with fair value of approximately HK$115,000 (2008: HK$462,000) were lapsed during the year ended 30 June 2009.

24. Share Capital *(continued)*

Share option scheme *(continued)*
The following assumptions were used to calculate the fair values of share options:

Closing share price at date of grant	HK$5.700
Weighted average exercise price	HK$5.858
Option life	7 years
Expected volatility	23%
Expected dividend yield	4.75%
Risk-free rate	3.969%
Suboptional exercise factor	2

The expected volatility is calculated based on rolling 2-year volatility of the Company's share price over last 3 years up to 17 October 2006. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimates. The value of an option varies with different variables of certain subjective assumptions. The Group recognized expenses of HK$109,000 for the year (2008: HK$1,928,000) in relation to share options granted by the Company.

On 19 November 2007, share options to subscribe for ordinary shares in the Company were granted to certain employees of the Company. Details of the movements of share options of the Company during the year ended 30 June 2008 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2007	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2008	Vesting date	Exercise period
HK$							
6.746	–	152,000	–	–	152,000	1 December 2008	1 December 2008 to 30 November 2014
6.746	–	152,000	–	–	152,000	1 December 2009	1 December 2009 to 30 November 2014
6.746	–	152,000	–	–	152,000	1 December 2010	1 December 2010 to 30 November 2014
6.746	–	152,000	–	–	152,000	1 December 2011	1 December 2011 to 30 November 2014
6.746	–	152,000	–	–	152,000	1 December 2012	1 December 2012 to 30 November 2014
	–	760,000	–	–	760,000		

24. Share Capital *(continued)*

Share option scheme *(continued)*

Details of the movements of share options of the Company during the year ended 30 June 2009 are as follows:

Exercise price	Balance of outstanding options as at 1 July 2008	Options granted during the year	Options exercised during the year	Options lapsed during the year	Balance of outstanding options as at 30 June 2009	Vesting date	Exercise period
HK$							
6.746	152,000	–	–	–	**152,000**	1 December 2008	1 December 2008 to 30 November 2014
6.746	152,000	–	–	–	**152,000**	1 December 2009	1 December 2009 to 30 November 2014
6.746	152,000	–	–	–	**152,000**	1 December 2010	1 December 2010 to 30 November 2014
6.746	152,000	–	–	–	**152,000**	1 December 2011	1 December 2011 to 30 November 2014
6.746	152,000	–	–	–	**152,000**	1 December 2012	1 December 2012 to 30 November 2014
	760,000	–	–	–	**760,000**		

The total fair values of the options determined at the date of grant using the Binomial option pricing model were HK$705,000.

The following assumptions were used to calculate the fair values of share options:

Closing share price at date of grant	HK$6.550
Weighted average exercise price	HK$6.746
Option life	7.03 years
Expected volatility	23.83%
Expected dividend yield	5.78%
Risk-free rate	3.33%
Suboptional exercise factor	2

The Binomial option pricing model has been used to estimate the fair value of the options. The expected volatility is calculated based on the 5 year's weekly historical volatility of the ordinary shares of the Company from the date of listing to 19 November 2007, which is around 5 years. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimates. The value of an option varies with different variables of certain subjective assumptions.

The Group recognized expenses of HK$507,000 (2008: HK$198,000) for the year in relation to share options granted by the Company.

24. Share Capital *(continued)*

Share award scheme *(continued)*

Details of the movements of the awarded shares of the Company during the year ended 30 June 2009 are as follows:

	Vesting date	Balance of outstanding awarded shares as at 1 July 2008	Shares awarded during the year	Shares vested during the year	Balance of outstanding awarded shares as at 30 June 2009
Directors	25 January 2009	340,000	–	(340,000)	–
An employee	25 January 2009	40,000	–	(40,000)	–
Total		380,000	–	(380,000)	–

During the year ended 30 June 2007, 1,940,000 shares of the Company were acquired at a total cost of HK$14,129,000 of which 1,180,000 shares had been vested and transferred to the relevant directors and an employee. Another 380,000 shares had been vested and transferred to the relevant directors and an employee during the year ended 30 June 2008. The remaining 380,000 shares had been vested and transferred to the relevant directors and an employee during the year ended 30 June 2009 and are held in escrow on behalf of directors and an employee until the 12-month lock-up period has expired.

As at 30 June 2009, no outstanding awarded share was held by HHI Employees' Share Award Scheme Trust. As at 30 June 2008, the outstanding awarded shares of 380,000 shares with an aggregate nominal value of HK$38,000 were held by HHI Employee's Share Award Scheme Trust.

In accordance with the trust deed of HHI Employees' Share Award Scheme Trust, the relevant trustee shall not exercise the voting rights attached to such shares.

The total fair value of the awarded shares of HK$12,369,000 was determined at the date of grant based on the value of the shares of the Company at the date of the award adjusted for the effect of 12-month lock-up period, estimated using the Black-Scholars option pricing model, and the present value of the dividend received during the vesting period of which HK$614,000 (2008: HK$2,471,000) was recorded as expense in the current year.

The following assumptions were used to calculate the fair value of implied put option of the awarded shares (arising as a result of the 12-month lock-up period) with the Black-Scholars option pricing model:

Closing share price at date of grant	HK$7.38
Expected life of options	1–3 years
Expected volatility	
– First year	25.18%
– Second year	21.80%
– Third year	23.47%
Expected dividend yield	4.36%
Risk-free rate	
– First year	3.89%
– Second year	3.92%
– Third year	3.93%

The expected volatility is calculated based on the 5 year's weekly historical volatility of the ordinary shares of the Company from the date of listing to 25 January 2007, which is around 5 years. The effects of time to vest, non-transferability and behavioural considerations have been taken into account in the model.

The variables and assumptions used in computing the fair value of the implied put option of the awarded shares and the fair value of the awarded shares as a whole are based on the directors' best estimates. The value of awarded share varies with different variables of certain subjective assumptions.

25. Share Premium and Reserves

The Company

The Company's reserves available for distribution represent the share premium and retained profits. Under the Companies Law Chapter 22 of the Cayman Islands, the share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediately following the distribution of a dividend, the Company is able to pay its debt as they fall due in the ordinary course of business. In accordance with the Company's Articles of Association, dividends can only be distributed out of the retained profits and share premium of the Company. As at 30 June 2009, the Company's reserves available for distribution to its shareholders amounted to approximately HK$5,997,777,000 (2008: HK$9,200,763,000), comprising retained profits of approximately HK$1,054,853,000 (2008: HK$1,725,672,000) and share premium of approximately HK$4,942,924,000 (2008: HK$7,475,091,000).

	Share premium HK$'000	Translation reserve HK$'000	Shares held for share award scheme HK$'000	Share option reserve HK$'000	Share award reserve HK$'000	Retained profits HK$'000	Total HK$'000
As at 1 July 2007	7,474,073	–	(5,535)	1,743	1,433	1,628,498	9,100,212
Profit for the year and total recognized income	–	–	–	–	–	1,404,561	1,404,561
Total recognized (expense) income	7,474,073	–	(5,535)	1,743	1,433	3,033,059	10,504,773
Shares issued at premium on exercise of share options	1,018	–	–	(144)	–	–	874
Recognition of equity-settled share-based payments	–	–	–	2,126	2,471	–	4,597
Shares vested for share award scheme	–	–	2,767	–	(2,360)	(407)	–
Dividends recognized as distribution during the year (note 12)	–	–	–	–	–	(1,306,980)	(1,306,980)
As at 30 June 2008	7,475,091	–	(2,768)	3,725	1,544	1,725,672	9,203,264
Exchange loss on translation to presentation currency (recognized directly in equity)	–	(11,675)	–	–	–	–	(11,675)
Profit for the year	–	–	–	–	–	1,050,985	1,050,985
Total recognized income and expense	–	(11,675)	–	–	–	1,050,985	1,039,310
Recognition of equity-settled share-based payments	–	–	–	1,038	614	–	1,652
Shares vested for share award scheme	–	–	2,768	–	(2,158)	(610)	–
Forfeiture of vested share options	–	–	–	(189)	–	189	–
Shares repurchased and cancelled	(36,965)	–	–	–	–	–	(36,965)
Dividends recognized as distribution during the year (note 12)	(2,495,202)	–	–	–	–	(1,721,383)	(4,216,585)
As at 30 June 2009	4,942,924	(11,675)	–	4,574	–	1,054,853	5,990,676

26. Other Payables, Accruals and Deposits Received

The other payables, accruals and deposits received represent construction payables, and accrued charges on payroll and utility expenses.

Analysis of the carrying amounts of the other payables, accruals and deposits received:

	The Group	
	2008 HK$'000	2009 HK$'000
Current portion of other payables, accruals and deposits received	383,145	**387,443**
Non-current portion of other payables	55,267	**39,732**
	438,412	**427,175**

The non-current other payables are interest-free. The effective interest rate adopted for measurement of fair value at initial recognition of non-current other payables ranged from 5.35% to 7.05% (2008: 7.05%).

The Company

The other payables and accruals represent accrued charges on utility expenses.

27. Bank and Other Loans of Jointly Controlled Entities

The following is an analysis of the Group's proportionate share of bank and other loans of jointly controlled entities at the balance sheet date:

	The Group	
	2008 HK$'000	2009 HK$'000
Bank loans, secured	4,706,253	**5,232,840**
Other loan, unsecured	4,933	**5,305**
	4,711,186	**5,238,145**
The borrowings are repayable as follows:		
Within one year	267,109	**344,344**
In the second year	244,756	**234,900**
In the third to fifth years inclusive	1,005,245	**1,115,465**
After five years	3,194,076	**3,543,436**
	4,711,186	**5,238,145**
Less: Amounts due for settlement within one year (shown under current liabilities)	(267,109)	**(344,344)**
Amounts due for settlement after one year	4,444,077	**4,893,801**

27. Bank and Other Loans of Jointly Controlled Entities *(continued)*

Analysis of the Group's proportionate share of borrowings of jointly controlled entities by currency:

	2008			
	USD loans HK$'000	HKD loan HK$'000	RMB loans HK$'000	Total HK$'000
Bank loans	2,949,592	341,492	1,415,169	4,706,253
Other loan	—	—	4,933	4,933
	2,949,592	341,492	1,420,102	4,711,186

	2009			
	USD loans HK$'000	HKD loan HK$'000	RMB loans HK$'000	Total HK$'000
Bank loans	**2,799,988**	**331,909**	**2,100,943**	**5,232,840**
Other loan	**—**	**—**	**5,305**	**5,305**
	2,799,988	**331,909**	**2,106,248**	**5,238,145**

As at 30 June 2009, the Group had HK$3,600,000,000 (2008: HK$3,600,000,000) available undrawn committed borrowing facilities.

As at 30 June 2009, the Group's proportionate share of floating rate bank loans of jointly controlled entities of approximately HK$5,232,840,000 (2008: HK$4,706,253,000) carries interest at prevailing commercial lending rate. The interest rates for bank loans for the year were ranged from 1.11% to 7.05% (2008: 2.80% to 7.05%) per annum.

As at 30 June 2009, the Group's proportionate share of other loan of a jointly controlled entity of approximately HK$5,305,000 (2008: HK$4,933,000) is interest-free and repayable at the end of the operation period of the GS Superhighway JV (i.e. June 2027) ("GS interest-free loan"). The effective interest rate adopted for measurement at fair value at initial recognition of the GS interest-free loan is 6.75%.

28. Balance with a Joint Venture Partner

The balance represents the Group's proportionate share of registered capital contributions made to West Route JV by the PRC joint venture partner.

The registered capital contributions made by the PRC joint venture partner to West Route JV are interest-free and the repayments of registered capital contributions are required to approved by the board of directors of West Route JV. The directors of the Company consider that the repayment would be made at the expiry dates of the relevant joint venture periods. The effective interest rate adopted for measurement at fair value at initial recognition of the registered capital contribution made by joint venture partner to West Route JV ranged from 4.67% to 7.05% (2008: 6.48% to 7.05%).

29. Resurfacing Obligations

The balances represent the Group's proportionate share of resurfacing obligations of the jointly controlled entities under the service concession arrangements.

	The Group HK$'000
As at 1 July 2008	
– As originally stated	–
– Effect of change in accounting policies (note 2)	25,920
– As restated	**25,920**
Exchange adjustments	**(126)**
Addition to provision in the year	**12,674**
Utilization of resurfacing obligations	**(1,868)**
As at 30 June 2009	**36,600**

	The Group	
	2008 HK$'000	2009 HK$'000
Analyzed for reporting purpose as:		
Non-current liabilities	25,920	**8,421**
Current liabilities	–	**28,179**
	25,920	**36,600**

30. Deferred Tax Liabilities

The deferred tax liabilities (assets) represent the Group's proportionate share of such liabilities (assets) of the jointly controlled entities. The major components and movements in the deferred tax liabilities (assets) are as follows:

	The Group				
	Accelerated tax depreciation HK$'000	Allowance for doubtful debts HK$'000	Resurfacing obligations HK$'000	Undistributed earnings of PRC jointly controlled entities HK$'000	Total HK$'000
As at 1 July 2007					
– As originally stated	255,308	–	–	–	255,308
– Effect of changes in accounting policies	(1,798)	–	(44,790)	–	(46,588)
– As restated	253,510	–	(44,790)	–	208,720
Exchange adjustments	21,989	–	(4,846)	–	17,143
Disposal of a jointly controlled entity	(154,859)	–	–	–	(154,859)
Charge to the consolidated income statement for the year (note 9)	26,142	–	(4,141)	68,897	90,898
Effect of change in tax rate (note 9)	107,221	–	(17,392)	–	89,829
As at 30 June 2008, as restated	**254,003**	**–**	**(71,169)**	**68,897**	**251,731**
Exchange adjustments	**(554)**	**–**	**188**	**(182)**	**(548)**
Charge (credit) to the consolidated income statement for the year (note 9)	**20,198**	**(3,240)**	**(2,969)**	**55,135**	**69,124**
As at 30 June 2009	273,647	(3,240)	(73,950)	123,850	320,307

31. Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to equity shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from that of the prior years.

The capital structure of the Group consist of equity attributable to equity holders of the Company, comprising issued capital, share premium, retained profits and other reserves.

The directors of the Company review the capital structure periodically. As a part of this review, the directors of the Company consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the issue of new debt or the repayment of existing debt.

The directors of the Company monitors the utilization of bank borrowings and ensures full compliance with loan covenants during the year.

32. Financial Instruments

(a) Categories of financial instruments

	The Group		The Company	
	2008 HK$'000	2009 HK$'000	2008 HK$'000	2009 HK$'000
Financial assets				
Loans and receivables including cash and cash equivalents	6,858,240	**3,101,013**	7,939,288	**4,012,509**
Financial liabilities				
Amortized cost	5,491,529	**5,785,008**	703,607	**5,420**

(b) Financial risk management objectives

The directors of the Company have overall responsibility for the establishment and oversight of the Group's risk management framework. The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. The directors of the Company monitor and manage the financial risks relating to the operations of the Group to ensure appropriate measures are implemented on a timely and effective manner.

The Group employs a conservative strategy regarding its risk management and does not engage in trading of any financial instruments, including derivative financial instruments, for hedging or speculative purpose.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures.

(i) Foreign currency risk management

The Group and its jointly controlled entities, and the Company undertake certain transactions denominated in foreign currencies, hence exposure to exchange fluctuation arise. Certain of the financial assets and liabilities of the Group and its jointly controlled entities, and the Company are denominated in HKD, RMB or United States dollars ("USD") which are currencies other than their respective functional currencies of the Company, its subsidiaries and its jointly controlled entities. The Group manages its foreign currency risk by constantly monitoring the movement of the foreign exchange rates.

32. Financial Instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(i) Foreign currency risk management *(continued)*

The carrying amounts of the Group's and the Company's foreign currency denominated monetary assets and liabilities of the Group and its jointly controlled entities, and the Company at the balance sheet date are as follows:

The Group

	Assets		Liabilities	
	2008 HK$'000	2009 HK$'000	2008 HK$'000	2009 HK$'000
USD	3,050,565	**853,403**	2,953,767	**2,800,851**
HKD	31,795	**1,924,764**	349,412	**341,123**

The Company

	Assets		Liabilities	
	2008 HK$'000	2009 HK$'000	2008 HK$'000	2009 HK$'000
USD	3,050,415	**853,355**	1,406	**–**
RMB	33	**–**	605	**–**
HKD	–	**3,159,199**	–	**5,420**

The Group and its jointly controlled entities, and the Company currently do not have a foreign currency hedging policy in respect of foreign currency exposure.

Sensitivity analysis

As HKD are pegged to USD, it is assumed there would be no material currency risk exposure between these two currencies.

The foreign currency risk of the Group and its jointly controlled entities, and the Company is mainly concentrated on the fluctuation of RMB, the functional currency of the Company, certain of its subsidiaries and jointly controlled entities as at 30 June 2009, against USD and HKD. The following sensitivity analysis includes currency risk related to USD and HKD denominated monetary items of the Company, group entities and the Group's jointly controlled entities whose functional currencies are RMB. The sensitivity analysis of the Group also includes currency risk exposure on inter-company balances.

32. Financial Instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(i) Foreign currency risk management *(continued)*

Sensitivity analysis (continued)

The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rate and all other variables are held constant.

The Group

	2008 RMB strengthen (weaken)	2008 Increase (Decrease) in profit for the year HK$'000	2009 RMB strengthen (weaken)	2009 Increase (Decrease) in profit for the year HK$'000
USD	5%	134,328	5%	83,375
	(5%)	(134,328)	(5%)	(83,375)
HKD	5%	68,483	5%	(121,048)
	(5%)	(68,483)	(5%)	121,048

The Company

	2008 RMB strengthen (weaken)	2008 Increase (Decrease) in profit for the year HK$'000	2009 RMB strengthen (weaken)	2009 Increase (Decrease) in profit for the year HK$'000
USD	5%	–	5%	(42,650)
	(5%)	–	(5%)	42,650
RMB	5%	33	5%	–
	(5%)	(33)	(5%)	–
HKD	5%	–	5%	(157,689)
	(5%)	–	(5%)	157,689

The Company held a substantial amount of bank balances denominated in USD and HKD and amounts due from subsidiaries denominated in HKD.

32. Financial Instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(i) Foreign currency risk management *(continued)*

As at 30 June 2008, the functional currency of the Company was HKD. Since HKD are pegged to USD, it is assumed there would be no material currency risk exposure between two currencies and the Company was not exposed to significant foreign currency risk. Accordingly, the sensitivity analysis on the fluctuation of HKD against USD was not presented for the year ended 30 June 2008.

During the year, the functional currency of Company was changed from HKD to RMB, the bank balances and amounts due from subsidiaries denominated in USD or HKD are therefore exposed to significant foreign currency risk and the Company's sensitivity to foreign currency has been increased during the year ended 30 June 2009.

In management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii) Interest rate risk management

The Group's interest rate risk of the Group and its jointly controlled entities, and the Company relates primarily to floating rate bank loans, and bank balances and deposits. The Group and its jointly controlled entities, and the Company manage its interest rate exposure with a focus on reducing the Group's overall cost of debt and exposure to changes in interest rates. Management continues to monitor the cash flow of the operations and the debt markets, when considered appropriate, the Group and the Company would refinance these borrowings with instruments with a lower cost.

Sensitivity analysis

The sensitivity analyzes below have been determined based on the exposure to interest rates in relation to the Group's variable-rate bank borrowings and bank balances and deposits of the Group and its jointly controlled entities, and the Company at the balance sheet date. The analysis is prepared assuming the amount of asset and liability outstanding at the balance sheet date was outstanding for the whole year. The 100 basis point increase or decrease represents management's assessment of the reasonably possible changes in interest rate.

The Group

If interest rate had been 100 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended 30 June 2009 would decrease/increase by HK$31,141,000 (2008: HK$31,980,000).

(iii) Credit risk management

The Group's credit risk is primarily attributable to its balances with jointly controlled entities, pledged bank balances and deposits of jointly controlled entities, bank balances and deposits, and other receivables.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations at the balance sheet date in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group has significant concentration of credit risk in its balances with jointly controlled entities. The management of the Company is responsible to exercise the joint control on the financial and operating activities of the jointly controlled entities with the joint venture partners to ensure the jointly controlled entities maintaining favorable financial position in order to reduce such credit risk.

In addition, the management of the Company and the respective jointly controlled entities are responsible for monitoring the procedures to ensure that follow-up actions are taken to recover overdue debts, in order to minimize other credit risks. The management is also responsible for reviewing the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Company's credit risk is primarily attributable to amounts due from subsidiaries. In order to minimize the credit risk, the directors of the Company reviews the recoverable amount of each individual amounts due from subsidiaries at the balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Company's credit risk is significantly reduced.

The pledged bank balances and deposits, and the bank balances and cash of the Group and its jointly controlled entities are concentrated on certain counterparties and the credit risk on liquid funds is limited because the counterparties are certain state-owned banks in the PRC.

The bank balances and cash of the Company are concentrated on certain counterparties and the credit risk on liquid funds is limited because the counterparties are banks with good reputation.

Other than the above, the Group and the Company has no other significant concentration of credit risk.

32. Financial Instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(iv) Liquidity risk management

The Group's treasury activities are centralized to achieve better risk control and minimize the cost of funds. Cash is generally placed in short-term deposits mostly denominated in USD or HKD. The management aims to maintain a balance between continuity of adequate funding and the flexibility through the use of bank and other borrowings. The Group's liquidity and financing requirements are reviewed regularly to mitigate the effects of fluctuations in cash flows. The management will consider new financing while maintaining appropriate gearing ratio.

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rate current at the balance sheet date) and the earliest date the Group and the Company can be required to pay:

	Interest rate %	Repayable on demand HK$'000	Less than 1 year HK$'000	1–2 year HK$'000	3–5 years HK$'000	After 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amounts HK$'000
The Group								
2008								
Other payables, accruals and deposits received	–	359,245	–	–	–	–	359,245	359,245
Balance with a joint venture partners (note)	–	–	–	–	418,984	–	418,984	360,154
Other interest payable	–	5,677	–	–	–	–	5,677	5,677
Bank and other loans of jointly controlled entities	2.80%–7.05%	–	470,477	438,249	1,509,458	3,681,529	6,099,713	4,711,186
Other payables	–	–	–	50,884	15,319	–	66,203	55,267
		364,922	470,477	489,133	1,943,761	3,681,529	6,949,822	5,491,529

	Interest rate %	Repayable on demand HK$'000	Less than 1 year HK$'000	1–2 year HK$'000	3–5 years HK$'000	After 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amounts HK$'000
2009								
Other payables, accruals and deposits received	–	281,099	81,418	–	–	–	362,517	362,517
Balance with a joint venture partner (note)	–	–	–	–	–	652,900	652,900	141,010
Other interest payable	–	3,604	–	–	–	–	3,604	3,604
Bank and other loans of jointly controlled entities	1.11%–7.05%	–	482,924	368,308	1,473,623	4,112,356	6,437,211	5,238,145
Other payables	–	–	–	43,356	–	–	43,356	39,732
		284,703	564,342	411,664	1,473,623	4,765,256	7,499,588	5,785,008

32. Financial Instruments *(continued)*

(b) Financial risk management objectives *(continued)*

(iv) Liquidity risk management *(continued)*

	Interest rate %	Repayable on demand HK$'000	Less than 1 year HK$'000	1-2 year HK$'000	3-5 years HK$'000	After 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amounts HK$'000
The Company								
2008								
Accruals	–	4,720	–	–	–	–	4,720	4,720
Amounts due to subsidiaries	–	698,887	–	–	–	–	698,887	698,887
		703,607	–	–	–	–	703,607	703,607

	Interest rate %	Repayable on demand HK$'000	Less than 1 year HK$'000	1-2 year HK$'000	3-5 years HK$'000	After 5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amounts HK$'000
2009								
Accruals	–	4,052	–	–	–	–	4,052	4,052
Amounts due to subsidiaries	–	1,368	–	–	–	–	1,368	1,368
		5,420	–	–	–	–	5,420	5,420

Note: The repayment of balance with a joint venture partner is subject to the availability of cash flows and consensus of all joint venture partners. Hence, the maturities of the undiscounted cash flow of balance with a joint venture partner are based on the estimated future cash flows of the jointly controlled entity.

(c) Fair value

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis on using prices or rates from observable current market transactions as input.

Except that the fair values of the balances with jointly controlled entities (with carrying amount of HK$141,062,000) and balance with a joint venture partner (with carrying amount of HK$141,010,000) as at 30 June 2009 were approximately HK$181,194,000 and HK$181,142,000, respectively, the directors of the Company consider that the carrying amounts of other financial assets and financial liabilities recorded at amortized costs in the consolidated financial statements approximate their fair values.

33. Total Assets Less Current Liabilities/Net Current Assets

The Group

The Group's total assets less current liabilities as at 30 June 2009 amounted to approximately HK$13,792,206,000 (2008, as restated: HK$16,737,420,000). The Group's net current assets as at 30 June 2009 amounted to approximately HK$2,181,914,000 (2008, as restated: HK$5,660,961,000).

The Company

The Company's total assets less current liabilities as at 30 June 2009, amounted to approximately HK$6,286,845,000 (2008: HK$9,500,312,000). The Company's net current assets as at 30 June 2009 amounted to approximately HK$3,477,351,000 (2008: HK$6,302,214,000).

34. Particulars of Principal Subsidiaries

The following list contains the particulars of the subsidiaries of the Company at 30 June 2009 and 2008 which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a full list of all the subsidiaries would be of excessive length. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of subsidiary	Place of incorporation	Issued and fully paid share	Attributable equity interest held by the Company	Principal activity
Kingnice Limited	British Virgin Islands	Ordinary share US$20,000	97.5%	Investment holding
Hopewell China Development (Superhighway) Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$4	97.5% of issued ordinary share capital	Investment in expressway project
Hopewell Guangzhou-Zhuhai Superhighway Development Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$2	100% of issued ordinary share capital	Investment in expressway project
HHI Finance Limited	Hong Kong	Ordinary share HK$1	100%	Loan finance

All the above subsidiaries are indirectly held by the Company.

35. Major Non-Cash Transaction

During the year ended 30 June 2008, as restated and 30 June 2009, construction costs of HK$144,143,000 and HK$103,045,000 respectively included by the Group in the proportionate share were unpaid and accrued in other payables, accruals and deposits received as at year end.

During the year, property and equipment of HK$14,124,000 were disposed of by the Group and the sale consideration of HK$14,124,000 was included in the other receivables, deposits and prepayments as at year end.

During the year, the jointly controlled entities of the Group provided construction service for the toll expressways of HK$1,215,977,000 (2008: HK$1,193,704,000) in return for the concession intangible assets.

36. Operating Leases

The Group as lessee

	2008 HK$'000	2009 HK$'000
Minimum lease payments paid under operating lease during the year:		
Premises	2,655	–

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2008 HK$'000	2009 HK$'000
Within one year	2,942	–

37. Capital Commitments

As at 30 June 2008, the Group had outstanding commitments to make capital contributions to West Route JV for development of the Phase II West of approximately RMB96,051,000.

As at 30 June 2009, the Group had agreed, subject to approval of relevant authorities, to make additional capital contributions to West Route JV for development of Phase II West of approximately RMB402,500,000 (2008: nil).

As at 30 June 2009, the Group had agreed, subject to approval of relevant authorities, to make capital contributions to West Route JV for development of Phase III West of approximately RMB980,000,000 (2008: RMB570,500,000).

As at 30 June 2009, GS Superhighway JV and West Route JV had outstanding commitments 48% and 50% proportionately shared by the Group respectively in respect of the acquisition of property and equipment, and construction of the Phase II West contracted but not provided for totalling approximately HK$520,766,000 (2008: HK$1,657,751,000).

38. Pledge of Assets

As at 30 June 2009, certain assets of the jointly controlled entities of the Group were pledged to banks to secure banking facilities granted to the jointly controlled entities. The carrying amounts of these assets proportionately shared by the Group are analyzed as follows:

	The Group	
	2008 HK$'000 (restated)	2009 HK$'000
Concession intangible assets (note)	8,306,179	**6,596,735**
Bank balances and deposits	235,265	**118,927**
Other assets	373,550	**739,883**
	8,914,994	**7,455,545**

Note: As at 30 June 2008 and 30 June 2009, the toll expressway of GS Superhighway JV and 26% (2008: 65%) of the toll expressway and land use rights of West Route JV, collectively classified as concession intangible assets, were pledged to banks to secure banking facilities granted to the respective jointly controlled entity.

In addition, as at 30 June 2008 and 30 June 2009, the toll collection right of GS Superhighway JV and 26% (2008: 65%) of the toll collection right of West Route JV were pledged to banks to secure banking facilities granted to the respective jointly controlled entity.

39. Related Party Transactions

Amounts due by and from related parties are disclosed in the consolidated balance sheet and relevant notes. During the year, the Group paid rentals, air-conditioning, management fee and car parking charges to a fellow subsidiary amounting to approximately HK$3,057,000 (2008: HK$2,480,000).

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the year:

Relationship	Nature of transaction	2008 HK$'000	2009 HK$'000
Joint venture partner of the GS Superhighway JV	Reimbursement of operating expenses	1,537	**1,116**
	Dividend paid and payable	1,744,366	–
Joint venture partner of the West Route JV	Dividend paid and payable	19,820	**21,565**
PRC joint venture partner of Ring Road JV	Reimbursement of interest expenses	6,290	–
Foreign joint venture partner of Ring Road JV	Reimbursement of interest expenses	20,361	–

The registered capital amounting to HK$702,000,000 previously injected by a subsidiary of the Company to GS Superhighway JV was repaid by GS Superhighway JV during the year ended 30 June 2008. According to the Law of the PRC on Chinese-foreign Contractual Joint Venture, in relation to the repayment of registered capital before the expiry of the joint venture operation period, the subsidiary of the Company, as the foreign joint venture partner, is required to undertake the financial obligations of GS Superhighway JV to the extent of HK$702,000,000 when GS Superhighway JV fails to meet its financial obligations during the joint venture operation period.

Compensation of key management personnel

The remuneration of key management personnel who are all directors of the Company is disclosed in note 11.

40. GUARANTEE

The revolving credit and term loan facilities of the Company's subsidiary in the aggregate amount of HK$3,600,000,000 are guaranteed by the Company. As at 30 June 2008 and 2009, the subsidiary had not utilized any part of such facilities.

41. Approval of Financial Statements

The financial statements on page 61 to 111 were approved and authorized for issue by the Board of Directors on 26 August 2009.

Corporate Information

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO
Vice Chairman
Mr. Thomas Jefferson WU
Managing Director
Mr. Alan Chi Hung CHAN
Deputy Managing Director
Mr. Cheng Hui JIA
Mr. Barry Chung Tat MOK
Mr. Alan Ming Fai TAM
Mr. Nicholas Tai Keung MAY*
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Kojiro NAKAHARA#
Dr. Gordon YEN#
Professor Chung Kwong POON# GBS, JP

* *Alternate to Mr. Barry Chung Tat MOK*
\# *Independent Non-Executive Directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI

Remuneration Committee

Professor Chung Kwong POON GBS, JP
Chairman
Mr. Lee Yick NAM
Dr. Gordon YEN

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Principal Place of Business

Room 63-02, 63rd Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 0177

Solicitors

Woo, Kwan, Lee & Lo

Auditor

Deloitte Touche Tohmatsu

Principal Bankers+

Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
Chong Hing Bank Limited
Citibank, N.A.
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank Limited
Shanghai Commercial Bank Limited
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Cayman Islands Share Registrar and Transfer Office

HSBC Trustee (Cayman) Limited
P.O. Box 484
HSBC House
68 West Bay Road
Grand Cayman
Cayman Islands KY1-1116

Hong Kong Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555
Fax : (852) 2529 6087

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 737)

American Depositary Receipt

CUSIP No.	439554106
Trading Symbol	HHILY
ADR to share ratio	1:10
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2863 4340
Fax : (852) 2861 2068
Email : ir@hopewellhighway.com

Web Page

www.hopewellhighway.com

Note : In the case of any inconsistency between the Chinese translation and the English text of this Annual Report, the English text shall prevail.

合和公路基建有限公司(「合和公路基建」)(股份代號：737)在廣東省建設及經營策略性的高速公路基建項目，並於二零零三年八月在香港聯合交易所有限公司上市。憑藉上市母公司－合和實業有限公司(股份代號：54)作為其強大後盾及積累之豐富經驗，合和公路基建專注在經濟蓬勃發展的珠江三角洲地區開發、推動、發展、投資及營運收費高速公路及橋樑項目。

目錄

財務摘要

高速公路營業額


4.5%
95.5%
廣深高速公路
西綫I期

高速公路總車流量


8.3%
91.7%
廣深高速公路
西綫I期

除利息及稅項前之溢利

(港幣百萬元)


2,011
2,737
1,426
2007（重列）
2008（重列）
2009

公司股權持有人應佔溢利

(港幣百萬元)


1,364
2,014
1,059
2007（重列）
2008（重列）
2009

利息倍數

(除利息、稅項、折舊及攤銷前溢利／利息支出)


5.1x
12.1x
10.7x
2007（重列）
2008（重列）
2009

債務總額對比資產總額


34%
29%
37%
2007（重列）
2008（重列）
2009

債務總額

(港幣百萬元)


5,818
5,071
5,379
2007
2008
2009

債務淨額*對比公司股權持有人應佔權益


14%
0%
30%
2007（重列）
2008（重列）
2009

* 債務總額扣除銀行結餘及現金、已抵押銀行結餘及存款及持有至到期債務證券。於資產負債表日，銀行結餘及現金，連同已抵押銀行結餘及存款超出債務總額，因此債務淨額結餘為零。

五年財務摘要

綜合業績

(港幣百萬元)	2005 (重列)	2006 (重列)	2007 (重列)	2008 (重列)	**2009**
	截至六月三十日止年度				
路費收入淨額	1,514	1,735	2,026	1,717	**1,809**
除税前溢利	995	1,281	1,552	2,485	**1,264**
所得税開支	(67)	(117)	(162)	(452)	**(187)**
年內溢利	928	1,164	1,390	2,033	**1,077**
撥歸：					
公司股權持有人	**910**	**1,143**	**1,365**	**2,014**	**1,059**
少數股東權益	18	21	25	19	**18**
年內溢利	**928**	**1,164**	**1,390**	**2,033**	**1,077**

綜合資產負債表

(港幣百萬元)	2005 (重列)	2006 (重列)	2007 (重列)	2008 (重列)	**2009**
	於六月三十日				
物業及設備	65	98	157	184	**189**
經營權無形資產	11,094	11,053	11,767	10,362	**11,280**
與共同控制個體之結餘	1,095	1,167	806	530	**141**
流動資產	2,949	3,589	4,550	6,347	**2,978**
資產總額	**15,203**	**15,907**	**17,280**	**17,423**	**14,588**
流動負債	(456)	(529)	(632)	(686)	**(796)**
非流動負債	(5,334)	(5,189)	(5,848)	(5,137)	**(5,403)**
負債總額	**(5,790)**	**(5,718)**	**(6,480)**	**(5,823)**	**(6,199)**
少數股東權益	(33)	(36)	(44)	(50)	**(48)**
公司股權持有人應佔權益	**9,380**	**10,153**	**10,756**	**11,550**	**8,341**

每股值

(港仙)	2005 (重列)	2006 (重列)	2007 (重列)	2008 (重列)	**2009**
基本每股溢利	31.55	39.34	45.98	67.81	**35.72**
每股股息					
一 中期	10.25	11.5	15.0	17.0	**17.0**
一 末期	12.75	17.0	20.0	13.0	**18.0**
一 特別	—	—	—	35.0	**84.0**
每股資產淨值	3.3	3.5	3.6	3.9	**2.8**

財務比率

	2005	2006	2007	2008	**2009**
債務淨額[(1)]對比公司股權持有人應佔權益	28%	18%	14%	0%	**30%**
公司股權持有人應佔權益回報	10%	11%	13%	17%	**13%**
派息率	74%	75%	77%	97%	**98%[(2)]**

註： (1) 債務淨額為債務總額(包括銀行及其他貸款及與合營企業夥伴之結餘)扣除銀行結餘及現金、已抵押銀行結餘及存款及持有至到期債務證券。於資產負債表日，銀行結餘及現金，連同已抵押銀行結餘及存款超出債務總額，則債務淨額結餘為零。

(2) 不包括非慣常特別股息每股港幣84仙。



「西綫II期的建設進展順利並預期於二零一零年六月底竣工，而西綫III期則計劃於二零一零年開始動工。」

本人欣然宣佈，合和公路基建有限公司及其附屬公司(「集團」)於截至二零零九年六月三十日止年度錄得令人滿意之業績，當中淨路費收入及除利息及税項前之溢利分別較去年上升5%及8%。由於年內並無非經常性特殊收益，本年度每股基本溢利由去年的每股港幣67.81仙(重列)下跌47%至每股港幣35.72仙。

公司股權持有人應佔溢利為港幣10.59億元，較上一財政年度港幣20.14億元(重列)下降47%。去年股權持有人應佔溢利大幅增加，主要來自出售集團於廣州東南西環高速公路(「東南西環高速公路」)之權益所錄得的特殊收益港幣9.74億元，以及因人民幣升值帶來的匯兑收益港幣4.39億元。

於回顧年度內，位於中華人民共和國(「中國」)的廣州—深圳高速公路(「廣深高速公路」)及珠江三角洲西岸幹道第I期(「西綫I期」)繼續為集團提供強勁的經常性溢利及現金流。就廣深高速公路而言，一類小車的車流量及路費收入已達至歷史新高水平，而四及五類商用車亦已在二零零九年第一季度下跌後回穩。

新項目方面，珠江三角洲西岸幹道第II期(「西綫II期」)的建設繼續按計劃進行，並計劃於二零一零年六月底前完工，而珠江三角洲西岸幹道第III期(「西綫III期」)則計劃於二零一零年動工興建。隨著地方經濟的反彈及復甦，加上集團強健的資產狀況及現金流組合，令該等項目已在銀行的大力支持下獲得充裕的資金支持。集團將繼續在珠江三角洲(「珠三角」)及以外地區尋求可為股東提供穩定及具吸引力回報的投資機會。

末期股息

鑒於集團的業績理想及財務狀況強勁，董事會建議派發末期股息每股港幣18仙。連同已派付之非慣常特別股息每股港幣84仙及中期股息每股港幣17仙，本年度全年股息為每股港幣119仙，較上一財政年度之每股港幣65仙(包括特別股息每股港幣35仙)上升83%。本年度派息率(若不包括非慣常特別股息每股港幣84仙)相當於公司股權持有人應佔溢利之98%。

待股東於二零零九年十月十三日舉行之應屆股東週年大會批准後，建議之末期股息將於二零零九年十月十四日或前後派付予於二零零九年十月十三日營業時間結束時已登記之股東。誠如最近期之中期報告／業績公告所載，集團經考慮到擁有強勁的溢利和現金流量以及穩健的資產狀況及現金盈餘，將遵從派息率100%的目標。

暫停辦理過戶登記手續

公司將於二零零九年十月七日(星期三)至二零零九年十月十三日(星期二)，包括首尾兩天在內，暫停辦理公司股份過戶登記手續。為確保獲派發建議之末期股息，所有股份過戶文件連同有關股票，最遲須於二零零九年十月六日(星期二)下午四時前送達公司在香港之股份登記處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室。



「二零零八／二零零九財政年度之淨路費收入增加5%至港幣18.09億元」

財政狀況

集團於截至二零零九年六月三十日止年度內繼續維持強勁的財務狀況，按比例分佔之淨路費收入由港幣17.17億元增加5%至港幣18.09億元。廣深高速公路新塘至東莞段於二零零八年七月完成其維修及改善工程並重新開通後，路費收入已見回升。

財政年度	二零零八年	[redacted]	%變動
廣深高速公路(於合營企業層面)			
日均車流量(千架次)	320	**314**	–2%
日均路費收入(人民幣千元)	8,713	**8,949**	3%
西綫I期(於合營企業層面)			
日均車流量(千架次)	28	**28**	0%
日均路費收入(人民幣千元)	406	**409**	1%

集團之資產負債狀況維持穩健。除中國合營企業之借貸外，集團並無任何未償還之企業債務。於二零零九年六月三十日，集團(中國合營企業除外)持有之現金達港幣28億元，遠超過支付西綫II期及西綫III期所需之注資額。於項目層面而言，集團從項目所得的現金流量足以償還項目的債務。當以集團項目的利息償還比率(定義為集團按比例分佔項目於截至二零零九年六月三十日止年度扣除利息、税項、折舊及攤銷前溢利除以年內相應項目的利息支出之結果)表示，該比率約為11倍。此外，集團尚有港幣36億元未動用之銀團貸款額度。於二零零九年六月三十日，集團之淨流動資產達港幣21.82億元，較上一財政年度之港幣56.61億元減少61%。淨流動資產的減少主要由於年內派發非慣常性特別股息港幣24.95億元所致。集團於年內派發非慣常性特別股息後，按比例分佔中國境內合營企業項目之負債，超過了企業層面之現金。

集團之現金流入主要來自廣深高速公路及西綫I期之合營企業所宣派之股息。該等現金流入足以應付集團經常性股息之宣派。

業務回顧與展望

於回顧年度內，源自美國在二零零七年爆發的金融海嘯繼續影響全球經濟，導致全球股市於二零零八年九月暴跌及二零零九年上半年全球性的信貸危機。中國及香港的經濟亦受到影響，進出口行業受到嚴重打擊。然而，中國政府採取了一系列措施以應對金融海嘯帶來之困境，包括積極的財政政策、適度寬鬆的貨幣政策，以及整套總值人民幣4萬億元的刺激經濟措施。到目前為止，該等措施已初見成效。

「二零零八／二零零九財政年度之除利息及税項前溢利增加8%至港幣14.28億元」



廣深高速公路新塘至東莞段北行線的維修及改善工程於二零零八年七月完工後，其日均車流量及路費收入逐漸回升。然而，由於廣東進出口貿易下降以及「綠色通道」政策，年內廣深高速公路的日均車流量較上一年度略微下降。就不同的車輛類型而言，來自一類小車的車流量及路費收入創出自廣深高速公路通車以來新高，而來自四及五類商用車的車流量及路費收入已由二零零九年第一季度下跌後回穩。目前，日均路費收入已回升至接近二零零六年之水平，當年是錄得歷年來最高單日路費收入之年份。然而，集團相信廣深高速公路憑藉其策略性位置以及在過去十年內建設完善的公路連接網絡，將可鞏固其作為區內最主要高速公路的地位。

西綫I期車流量及路費收入的持續增長被抵銷，是由於廣東進出口貿易下降，廣州與佛山車輛年票互認而造成車流量減少，及東南西環高速公路於二零零七年九月起免收路費，使西綫I期車流量和路費收入明顯增長而造成較高之基數。

誠如於二零零八年九月公告內所披露之原因，集團已與西綫I期同一合作夥伴訂立協議，增加西綫II期及西綫III期之項目投資額，及相應增加集團分佔之額外資本金總額約人民幣8.12億元。西綫II期及西綫III期之估計項目投資總額增加至人民幣128億元。有關部門正在審批該等協議。集團目前計劃西綫II期將於二零一零年六月底前建成通車，並於二零一零年開始西綫III期的建設工程，預計約於三至四年後完成。待西綫II期及西綫III期建成後，集團所投資之收費高速公路總長度將擴大約60%至約220公里。由於珠三角西岸地區之快速城市化及經濟與交通的增長迅速，集團相信這些因素將在珠江三角洲西岸幹道全線建成後產生協同效應。

隨著廣州與佛山公佈一系列的同城化合作，珠三角經濟一體化的步伐將加快。集團相信，此將促進珠三角的經濟發展，尤其是西岸，集團於該地區的高速公路網絡將因而受益。

董事變更

潘宗光教授獲委任為公司之獨立非執行董事及薪酬委員會主席，自二零零九年七月一日起生效。同日，譚明輝先生獲委任為公司之執行董事。由於梁國基工程師需履行合和實業有限公司(「合和實業」)之其他任務並受聘為合和實業之非執行董事，彼已辭任公司董事會之職務，自二零零九年七月一日起生效。本人謹此感謝梁國基工程師於其任期內對公司所作出之寶貴貢獻。

鳴謝

本人謹此向於過去一年勤勉工作、專注奉獻之各董事、管理層及全體員工致以真誠謝意。本人亦感謝全體股東、金融界及業務夥伴對集團不斷之支持及對集團之信心，為集團去年之成功作出重大之貢獻。

胡應湘爵士 GBS, KCMG, FICE
主席

香港，二零零九年八月二十六日

董事簡介



胡應湘爵士
GBS, KCMG, FICE，主席



何炳章先生
副主席



胡文新先生
董事總經理



陳志鴻先生
董事副總經理



賈呈會先生
執行董事



莫仲達先生
執行董事



譚明輝先生
執行董事



梅大強先生
莫仲達先生之替代董事

執行董事

胡應湘爵士 GBS, KCMG, FICE

73歲，自二零零三年七月出任為公司董事會主席。彼亦為集團之最終控股公司 — 合和實業之主席及公司多間附屬公司之董事。彼於一九五八年畢業於普林斯頓大學，獲土木工程學士學位。彼負責公司在中國的基建項目及參與設計及建造合和實業及其附屬公司在香港、中國及海外之多項物業發展項目，包括沙角B發電廠，該電廠獲得英國建築工業獎及創下於二十二個月內竣工的世界紀錄。彼為公司董事總經理胡文新先生之父親。

彼甚活躍於公務活動及社區服務，彼之公務及社區職銜包括：

中國

■ 副主任	中國人民政治協商會議 — 港澳台僑委員會
■ 理事	中國聯合國協會
■ 顧問	國家開發銀行

香港

■ 副會長	香港地產建設商會
■ 贊助人	香港物流協會
■ 名譽副會長	香港足球總會有限公司

胡爵士榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學、香港嶺南大學及香港城市大學頒授榮譽博士學位。彼為英國土木工程師學會、香港運輸物流學會及香港工程科學院資深會員及澳洲會計師公會名譽會員。彼亦被委任為克羅地亞共和國於香港特別行政區的名譽領事。獲頒授之其他獎項包括：

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國佛山市
- 中國深圳市
- 中國順德區
- 中國南海區
- 中國花都區
- 菲律賓奎松省

獎項及榮譽	獲獎年份
■ 獲比利時國王HM Albert II頒授Officer de L'Ordre de la Couronne勳章	2007
■ 獲克羅地亞共和國The Order of Croatian Danica with figure of Blaz Lorkovic勳章	2007
■ 獲香港特別行政區政府頒授金紫荊星章	2004
■ 獲星島報業集團選為2003年傑出領袖（商業／金融）	2004
■ 獲Asian Freight & Supply Chain Awards選為Personality of the Year 2003	2003
■ 獲英女皇頒授聖米迦勒及聖喬治爵級令勳章	1997
■ 獲美國Independent Energy選為Industry All-Star	1996
■ 獲美國George Washington University選為年度傑出國際行政總裁	1996
■ 獲商業周刊選為「最佳企業家」之一	1994
■ 獲美國International Road Federation選為年度傑出人士	1994
■ 獲南華早報及敦豪選為年度傑出商業家	1991
■ 獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」	1991
■ 獲比利時國王頒授Chevalier de L'Ordre de la Couronne勳章	1985

何炳章先生

76歲，自二零零三年七月起出任公司副主席及公司多間附屬公司之董事。彼亦為合和實業之副主席、董事總經理及薪酬委員會主席。彼在物業發展及大型基建策略發展項目的實施方面具豐富經驗，曾參與發展合和實業及公司在中國內地所有項目，包括公路、酒店及發電廠項目。彼亦為合信保險及再保險顧問有限公司（一間合和實業擁有少數權益之公司）之董事及50%股權之實益擁有人。彼為中國廣州市、佛山市、深圳市及順德區之榮譽市民。

胡文新先生

36歲，彼自二零零三年一月起出任公司執行董事，於二零零三年七月獲委任為董事總經理。彼亦出任合和實業之聯席董事總經理及公司多間附屬公司之董事。彼負責為公司制訂策略計劃、公司政策及整體管理並已提升了公司之財務和管理會計系統。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程科學學士學位。

於二零零六年，世界經濟論壇選出胡先生為「全球青年領袖」。彼為中國人民政治協商會議花都區委員會委員及常委，並為中國廣州市之榮譽市民。胡先生亦為證券及期貨事務監察委員會諮詢委員會委員、香港特別行政區政府中央政策組泛珠江三角洲專責小組成員、香港貿易發展局中國貿易諮詢委員會委員、香港特別行政區政府推動使用電動車輛督導委員會成員、香港理工大學校董會成員、香港科技大學顧問委員會委員、香港上市公司商會副主席、香港公益金及香港體育學院有限公司董事會成員、青年會計師發展交流協會榮譽顧問、澳門房地產聯合商會榮譽會長、澳門花都同鄉會榮譽會長、中國冰球協會特邀副主席、澳門冰上運動總會榮譽會長、香港業餘冰球會有限公司及香港冰球訓練學校有限公司主席及Melco Crown Entertainment Limited之獨立董事。

彼為董事會主席胡應湘爵士之兒子。

陳志鴻先生

50歲，自二零零三年一月出任公司執行董事，於二零零三年七月獲委任為董事副總經理，並出任公司多間附屬公司之董事。彼於一九八三年獲香港中文大學頒授理學士學位，並於一九八九年獲香港城市大學頒授管理學專修文憑。彼負責公司在中國的高速公路基建項目及其他項目之統籌、項目融資、管理及行政工作。彼曾於二零零二年一月一日至二零零三年七月二十五日期間，出任合和實業之執行董事。

賈呈會先生

68歲，彼自二零零三年七月三日起出任公司執行董事，負責與中國內地政府部門之聯絡及項目統籌工作。彼於合和實業工作達十八年，曾主力負責在中國內地之項目發展。彼曾擔任主席助理及中國項目總監，亦在內地進行航空設計研究多年。彼在一九六四年畢業於哈爾濱工業大學，並獲頒理學士學位。

莫仲達先生

51歲，彼於二零零五年八月獲委任為公司及合和實業之執行董事。彼負責監督公司之財務及投資者關係之職務。彼持有英國厘丁大學頒授之經濟及會計學士學位。彼在企業融資及項目貸款方面具豐富經驗，曾出任中銀國際融資有限公司之行政總裁。

譚明輝先生

39歲，彼於二零零九年七月一日出任公司之執行董事，負責公司之企業策劃、業務營運及項目策劃及發展。譚先生持有香港大學工商管理碩士學位及土木及結構工程學士學位。彼於一九九五年首度加入合和實業，從事廣州深圳高速公路之建造、營運及融資。彼於一九九九年離開合和實業約一年後，於二零零零年再次加入合和實業。其後，譚先生一直從事合和實業之各項公路項目及其於中國的收費公路之日常管理及新項目之策劃及發展。彼曾積極參與公司於二零零三年之上市事宜並由合和實業調任至公司。

梅大強先生

47歲，彼於二零零七年四月加入合和實業出任其集團財務總監，並於二零零八年五月獲委任為公司執行董事莫仲達先生之替代董事。梅先生為CPA Australia及香港會計師公會的會計師會員，並持有Macquarie University之經濟學學士學位及University of New South Wales（新南威爾斯大學）之商業碩士學位。

獨立非執行董事

費宗澄先生

67歲，彼於二零零三年七月獲委任為公司獨立非執行董事，現亦為公司審計委員會成員。彼於一九六二年獲台灣國立成功大學頒授建築工程學士學位；一九六五年獲北卡羅萊納州立大學頒授建築學士學位，並於一九七四年獲美國Pratt Institute頒授城市規劃理學碩士學位。彼現為建築及規劃公司—宗邁建築師事務所之常務合夥人。彼擁有逾三十年之規劃及建築項目經驗。彼在創立宗邁建築師事務所前，曾在美國多家建築公司工作。

藍利益先生

62歲，彼於二零零三年七月獲委任為公司獨立非執行董事。彼亦出任合和實業之獨立非執行董事，並為公司及合和實業審計委員會主席和薪酬委員會成員。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，於銀行、投資及金融業方面擁有逾三十年經驗。彼由一九九零年至二零零一年期間曾任廖創興銀行執行董事。在此之前，彼曾任花旗銀行、Mellon Bank及美國運通銀行之副總裁。彼於二零零四年至二零零八年期間獲委任為香港存款保障委員會委員，並於二零零六年至二零零八年期間出任其投資委員會主席。

中原紘二郎先生

68歲，彼於二零零三年七月獲委任為公司獨立非執行董事，現亦為公司審計委員會成員。彼在一九六四年畢業於東京商船大學，並獲頒海洋工程學士學位。彼於一九六四年加盟兼松株式會社，先後在其設立於東京、新加坡及香港之辦事處擔任不同要職，並於一九九六年獲委任為兼松（香港）有限公司之董事總經理及於二零零零年榮休。

嚴震銘博士

39歲，彼於二零零三年七月獲委任為公司獨立非執行董事，現亦為公司薪酬委員會成員。彼於一九九零年獲美國波士頓大學頒授生產工程學士學位，於一九九二年獲加拿大麥基爾大學頒授工商管理碩士學位，並於二零零五年獲香港理工大學頒授工商管理博士學位。彼現為一間於香港聯合交易所有限公司上市之公眾公司—福田實業（集團）有限公司之執行董事。

潘宗光教授 GBS, JP

69歲，彼於二零零九年七月一日出任公司之獨立非執行董事，亦為公司薪酬委員會主席。潘教授為香港理工大學榮休校長，彼在香港理工大學校長的崗位上服務達18年，直至二零零九年一月退休前，彼致力推動香港大學教育40年。彼於一九七九年獲「香港十大傑出青年獎」、一九八九年獲委任為非官守太平紳士(JP)、一九九一年獲頒英國官佐勳章(OBE)勳銜、二零零二年獲香港特別行政區政府頒授金紫荊星章(GBS)及二零零八年獲傑出領袖獎（教育）。

潘教授為理文造紙有限公司之非執行董事及嘉華國際集團有限公司之獨立非執行董事，兩者皆為於香港聯合交易所有限公司主板上市之公司。

管理層討論及分析







過去一年，在金融海嘯影響下，全球經濟轉差，金融信貸出現危機，股市下挫，中國及香港的經濟受到沖擊，經濟增長及出入口貿易明顯放緩，珠三角地區的工廠及企業經營困難，客貨運輸的需求下降。為應付金融海嘯的沖擊，自去年底起，中國政府推出了各項刺激經濟措施，以保持經濟平穩增長，包括採取積極的財政及適度寬鬆的貨幣政策、加大基礎建設投資、擴大內需、扶助國家重點行業等，措施已初見成效。二零零九年上半年中國國內生產總值增長達7.1%，固定資產投資大幅上升、社會消費信心回升，內需大增，抵消了大部份進出口貿易下跌所造成的影響。當中，汽車製造業得到國家政策重點扶持，包括降低汽車購置稅、補貼汽車以舊換新、新增燃油稅以取代徵收養路費及取消二級公路收費等，該等措施均促進了汽車擁有量的持續穩定增長。二零零九年上半年全國汽車製造量及銷售量均超過600萬輛，預計全年可分別超逾1,000萬輛，將取代美國成為全球本地汽車產銷售量最高之國家。儘管在二零零九年上半年廣東的汽車銷售量溫和增加，其汽車擁有量仍然穩步上升。集團相信隨著汽車擁有量的持續增長，國內經濟重拾升軌，加上第十六屆亞運會將於二零一零年十一月在廣州舉行，廣州市政府正積極完善與周邊城市的交通網絡，將進一步帶動珠三角地區內交通需求的復甦，廣深高速公路及西綫I期會因而受惠。



截至二零零九年六月三十日止年度，廣深高速公路及西綫I期的綜合日均車流量下降2%至34.2萬架次，綜合日均路費收入則增加3%至人民幣936萬元，綜合全年路費總收入為人民幣34.16億元，廣深高速公路及西綫I期的路費收入均有所增長。

面對經營成本上漲的壓力，集團不斷採取有效措施作出控制及提升合營企業的營運效率。目前，正推行的措施包括提升人員生產力、加強節能、控制行政業務開支增長等。同時，選用國內銀行提供的靈活、合理低息的金融產品，對合營企業利率較高的貸款進行再融資，以降低財務成本。

西綫II期工程預計可於二零一零年六月底前建成通車。在通車後，將有助擴大集團之路費收入基礎。西綫III期的立項申請現時正在國家發展和改革委員會審批當中，視乎批准情況，該項目計劃於二零一零年開始建設，約需三至四年完成。近日建材的市場價格雖然有所回升，但仍低於二零零八年九月集團就西綫II期增加投資簽訂協議時的水平，加上完成西綫II期工程所需鋼材的價格已鎖定在低於二零零八年九月增加投資預算時之水平，西綫II期的最終成本預計可低於預算的人民幣72億元。

根據廣東省國民經濟和社會發展十一五規劃綱要及二零零八年十二月國家發展和改革委員會所公佈的珠三角地區(二零零八年至二零二零年)改革發展規劃綱要，珠三角西岸地區的經濟發展將會整合、優化及加快，加上港珠澳大橋項目將提前至二零零九年底動工建設，均有利於區域性高速公路網早日擴大和完善，並與珠江三角洲西岸幹道產生良好的協同效應。

據傳媒報導，廣深沿江高速公路東莞49公里路段及深圳30公里路段的工程，分別計劃於二零一零年底及二零一二年完成。集團將繼續關注有關進展。事實上，廣深高速公路在珠三角地區公路網絡中所處的策略性位置，加上其未來將擴建至十車道的工程計劃，廣深高速公路作為區內最主要高速公路的領先地位仍難以被超越。

另外，據報導，香港與國家有關部門現正積極研究增設短期跨境汽車配額，考慮安排在二零零九年底前向香港私家車發出以深圳灣口岸出入境的一次性過境牌照，集團相信廣深高速公路可因而受惠。

中國新的企業所得税法(「新税法」)已於二零零八年一月一日起實施，自二零零八年一月一日起的五年內，新税率由18%逐年遞增至25%(二零零九年：20%；二零一零年：22%；二零一一年：24%；二零一二年：25%)。根據新税法，目前享受企業所得税優惠之廣深高速公路及西綫I期合營企業仍可繼續享受餘下未享用之優惠，直至有關優惠期屆滿為止。廣深高速公路的企業所得税優惠期將於二零零九年底屆滿，二零一零年適用税率為22%；而西綫I期的優惠期亦將於二零一零年底屆滿，二零一一年適用税率為24%。由二零一二年直至合營企業合約營運期屆滿，廣深高速公路及西

綫I期的企業所得稅適用稅率均為25%。此外，從二零零八年一月一日起，港商收取其所投資中國合營企業的二零零八年度及之後各年度產生之利潤時，須支付5%預提所得稅。再者，新建的收費公路項目可從取得第一筆路費收入起計，享有首三年免繳企業所得稅，繼後三年減半繳付的優惠，西綫II期及西綫III期均合資格享受此稅務優惠。

為應對全球金融海嘯及鼓勵企業增加固定資產投資項目，於二零零九年初，中國政府對一些符合規定條件而尚未動工建設的項目，降低了最低資本金要求，具體來說，高速公路項目的資本金要求由原來佔項目總投資額35%降低至25%，西綫III期將預計受惠於此調整。待取得有關部門批准後，集團需投入西綫III期的資本金將減少人民幣2.8億元，由原來的人民幣9.8億元降低至人民幣7億元。

截至二零零九年六月三十日止，集團(不包括合營企業)持有的現金及銀行結餘為港幣27.75億元，在集團(不包括合營企業)層面並無任何負債。在計算集團及集團按比例分佔合營企業之資產及負債後，集團之總體資產負債比率為30%，由於廣深高速公路的合營企業大部份銀行貸款為美元貸款，現時總體負債中美元負債比例較大。根據目前集團已參與的項目及國內融資情況，隨著西綫II期及西綫III期日後建成開通，預期集團之總體資產負債比例將會逐漸提高，而總體負債中人民幣負債的比例亦會相應增加。

鑑於公司備存大量資金致資本非常充裕，董事會於二零零八年十月二十三日宣佈派發截至二零零九年六月三十日止財政年度之非慣常特別股息每普通股港幣84仙，以提升公司之股東權益回報率。



廣州－深圳高速公路

項目摘要

位置	中國廣東省廣州市至深圳市
長度	122.8公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	一九九七年七月至二零二七年六月
分潤比例	1至10年 ：50% 11至20年：48% 21至30年：45%



廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

廣深高速公路全長122.8公里，是一條全照明、全封閉、雙向共六車道的高速公路，是目前唯一一條連接廣州、東莞、深圳及香港的高速公路；更是珠三角地區高速公路網的主要幹線，連接廣州環城高速公路、廣州北二環高速公路、廣州東二環高速公路、虎門大橋、東莞常虎高速公路、深圳機荷高速公路、深圳南坪快速路及區內其他主要城鎮、港口及機場。

在過去一個財政年度，廣深高速公路日均車流量較去年同期減少2%至31.4萬架次，日均路費收入則上升3%至人民幣895萬元，全年路費總收入為人民幣32.66億元。

廣深高速公路新塘至東莞段北行線維修改善工程已於二零零八年七月九日完工並重開通車，路費收入及車流量逐步回升。但自二零零八年第四季度開始，金融海嘯及全球經濟環境轉差，令廣東省進出口貿易大幅倒退，二零零九年上半年進出口貿易總額同比減少21%，加上由於國家繼續實施「綠色通道」政策和周邊新建成道路造成分流，廣深高速公路的路費收入及車流量的回升速度較預期慢，全年車流量同比輕微減少了2%。儘管如此，一類小車的車流及路費收入仍增長至歷史新高水平；而四類及五類商用車的車流及路費收入則在二零零九年第一季度下跌後回穩。目前，日

一類車－日均路費收入(2005–2009財政年度)



人民幣（千元）
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,231
3,673
4,144
3,815*
4,207
2005
2006
2007
2008
2009
財政年度

四及五類車－日均路費收入(2005–2009財政年度)



人民幣（千元）
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,245
1,385
1,959
1,731*
1,545
2005
2006
2007
2008
2009
財政年度

* 廣深高速公路部份路段於二零零七年十月至二零零八年七月期間封閉進行分段維修

均路費收入已回升至接近二零零六年水平，當年是錄得歷來最高單日路費收入之年份。隨著廣東經濟復甦，集團相信廣深高速公路的車流及路費收入將恢復上升動力。

由二零零九年七月中起至十二月，廣州北環高速公路的廣清立交至岑村立交路段全面封閉進行維修工程，部份車輛可能需繞行方可進出廣深高速公路，經初步觀察，有關封路措施對廣深高速公路的車流及收入影響輕微。

集團及合營企業一向重視公路交通安全，多年來一直投入大量資源，致力提升及優化廣深高速公路的交通安全及服務設施，為使用者提供安全、舒適、暢通的高速公路。合營企業與廣東省公安廳交通管理局合作建設的全線全智能交通監控系統經已完成，並於二零零九年一月開始投入使用，令廣深高速公路成為廣東省第一條實施全智能交通監控的示範路段。該系統有助進一步提高交通監控中發現及處理交通事故的效率，減輕交通事故所造成的交通堵塞及傷亡。此外，對於交通事故的處理，合營企業以「發現快、到位快、處理快、清障快」的四快為原則，通過與交警人員緊密合作，透過沿線超過100台的監控攝像槍，路政巡邏車及拯救車裝置的全球衛星定位系統，達致「四快」，保障行車暢通。



集團亦於二零零八年七月通過合營企業與廣東省公安廳交通管理局合辦了一個大型的全省交通安全教育活動，向社會人仕免費贈送10多萬冊加插有交通安全守則的中國文學著作《論語》，既廣泛宣傳交通安全，亦弘揚中國傳統文化。

廣深高速公路自通車至今十多年來，合營企業經過不斷努力進步，在中國高速公路行業中早已發展成為其中一家管理卓越的大型企業。於二零零九年中，其成立了企業文化部門以進一步鞏固企業核心價值、提升企業管理素質、加強企業競爭力、增強全體員工凝聚力並發揮團隊精神，並貫徹企業優質服務的使命。

為應付日益增加的交通需求，廣深高速公路擴建至雙向共十車道的可行性研究仍在完善過程中，待完成後，將按國家有關規定辦理報批手續。

據傳媒報導，廣深沿江高速公路東莞49公里路段及深圳30公里路段的工程，分別計劃於二零一零年底及二零一二年完成。集團將繼續關注有關進展。事實上，廣深高速公路在珠三角地區公路網絡中所處的策略性位置，加上其未來將擴建至十車道的工程計劃，廣深高速公路作為區內最主要高速公路的領先地位仍難以被超越。

廣深高速公路合營企業

平均每日路費收入
人民幣(百萬元)


10.0
8.7
8.9
2007
2008
2009

平均每日車流量
架次(千輛)


324
320
314
2007
2008
2009

全年路費收入
人民幣(百萬元)


3,663
3,189
3,266
2007
2008
2009

平均每日車流量
架次(千輛)


400
350
300
250
200
150
100
50
0
2009
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月

平均每日路費收入
人民幣(千元)


11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
2009
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月

以車輛類別劃分之車流量


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7.0%
2.0%
18.1%
5.5%
67.5%
7.1%
2.1%
17.8%
4.3%
68.7%
5.8%
1.9%
17.0%
3.4%
71.9%
2007
2008
2009
五類車
四類車
三類車
二類車
一類車

珠江三角洲西岸幹道第I期

項目摘要

位置	中國廣東省廣州市至順德區
長度	14.7公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	二零零三年九月至二零三三年九月
分潤比例	50%



廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

珠江三角洲西岸幹道計劃分為三期建設，其中西綫I期已於二零零四年四月建成通車。西綫I期是一條全長14.7公里，雙向共六車道的封閉式高速公路，北連東南西環高速公路，南接順德的105國道及碧桂公路，是現時唯一一條連接廣州至順德的高速公路。在二零零四／二零零五首個完整財政年度的營運，西綫I期已錄得利潤及淨現金流。

年內，西綫I期的車流量及路費收入增長放緩，主要由於受到廣東省進出口貿易大幅倒退及廣州與佛山車輛於二零零八年十月起的年票互認。在此年票互認安排下，任何一市的車輛均可免繳通行費而使用對方收費的一級公路及橋樑。此外，東南西環高速公路於二零零七年九月起免收通行費，使西綫I期去年同期的車流量和路費收入明顯增長，亦造成較高之基數。於年內，西綫I期的日均車流量與去年同期相若為2.8萬架次，日均路費收入增長1%至人民幣40.9萬元，全年總路費收入為人民幣1.49億元。

由二零零九年七月中起至十二月，廣州北環高速公路的廣清立交至岑村立交路段全

西綫I期合營企業



平均每日路費收入
人民幣（千元）
376
406
409
2007
2008
2009
平均每日車流量
架次（千輛）
26
28
28
2007
2008
2009
全年路費收入
人民幣（百萬元）
137
149
149
2007
2008
2009

面封閉進行維修工程，部份車輛或許繞行東南西環高速公路進出廣深高速公路，可能造成東南西環高速公路與西綫I期的連接路段堵塞及對西綫I期的車流量及路費收入構成影響。然而，自二零零九年八月中至二零一零年三月底，連接南海三山貨櫃碼頭的三山西大橋全面封閉進行維修工程，大部份車輛，特別是載貨車輛，將按交警新近的公告被分流至西綫I期。在綜合考慮此兩項封閉措施的淨影響後，西綫I期的車流量及路費收入預期在來年將能錄得溫和增長。

根據廣州與佛山的高速公路網規劃，有多條目前正在規劃或興建的高速公路將於未來數年建成並與西綫I期連接，此包括佛山一環伸延線、平丹快速幹線、平南高速公路及廣明高速公路等，此將成為西綫I期及珠江三角洲西岸幹道全線未來增長的動力。此外，位於廣州番禺區及鄰近西綫I期的亞洲最大的火車站，計劃於2009年年底起逐步投入使用，將有助增加西綫I期的客運車流。在不久將來，預期西綫I期將能受益於佛山強勁的經濟增長、接駁高速公路的完善及鄰近火車站的落成。此外，西綫II期將於2010年6月底前建成通車，將令西綫I期更具競爭力及未來的增長更具活力。

西綫I期合營企業

平均每日車流量
架次（千輛）


35
30
25
20
15
10
5
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2009
2008
2007
2006
2005
2004

平均每日路費收入
人民幣（千元）


500
450
400
350
300
250
200
150
100
50
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2009
2008
2007
2006
2005
2004

以車輛類別劃分之車流量


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
9.7%
2.0%
25.0%
9.9%
53.4%
9.9%
2.2%
24.4%
8.2%
55.3%
11.2%
2.5%
23.7%
6.6%
56.0%
2007
2008
2009
五類車
四類車
三類車
二類車
一類車

珠江三角洲西岸幹道第II期

項目摘要

位置	中國廣東省順德區至中山市
長度	約46公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	二零零七年四月至二零三八年九月
分潤比例	50%



廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

西綫II期全長46公里，為雙向共六車道的封閉式高速公路，北端連接順德的西綫I期，向南伸延至中山，與105國道及中山規劃中的小欖快速幹線及新岐江公路連接。建成後，西綫I期及西綫II期將會是唯一一條連接廣州與中山中心城區的高速公路。西綫II期的建設計劃於二零一零年六月底前完成及通車。

根據公司與合和實業於二零零八年九月二日的聯合公佈所述的原因，西綫II期的投資預算調整為人民幣72億元，集團為此於同日與中方夥伴（同為西綫I期的中方夥伴）簽訂了共同投資、建設及經營西綫II期的修訂協議，以相應增加集團分佔本項目的註冊資本金約人民幣4.025億元。修訂協議已報交通運輸部及國家發展和改革委員會審批。

近日建材的市場價格雖然有所回升，但仍低於二零零八年九月集團就西綫II期增加投資簽訂協議時水平，加上完成西綫II期工程





所需鋼材的價格已鎖定在低於增加投資預算時之水平，西綫II期的最終成本預計將低於預算的人民幣72億元。

西綫II期的投資預算與註冊資本的差額由中國境內的銀行融資，而合營企業已取得貸款額度。

根據廣深高速公路及西綫I期開通後首個完整年度的路費收入，西綫II期開通後首個完整年度的目標為達至現金流平衡。經初步測算，若西綫II期開通後首個完整年度的路費收入折合約為每公里人民幣650萬元，將可達至現金流平衡；若折合超過每公里人民幣950萬元，將可產生利潤。於回顧年內，西綫I期的路費收入折合約為每公里人民幣1,000萬元。

珠江三角洲西岸幹道第III期

項目摘要

位置	中國廣東省中山市至珠海市
長度	約38公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	待中國有關部門批准
分潤比例	50%(建議)


廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

西綫III期是一條全長38公里，雙向共六車道的封閉式高速公路，北端與中山的西綫II期連接，向南伸延接珠海的高速公路網。

根據公司與合和實業於二零零八年九月二日的聯合公佈所述的原因，西綫III期的投資預算調整為人民幣56億元，類同西綫II期情況，集團為此於同日與中方夥伴(同為西綫I期的中方夥伴)簽訂了共同投資、建設及經營西綫III期的修訂協議，以相應增加集團分佔本項目的註冊資本金約人民幣4.095億元。修訂協議目前正由國家發展和改革委員會處理當中。視乎批准進度，西綫III期計劃於二零一零年開始建設及於約三至四年後完成。

為應對環球金融海嘯及鼓勵企業投資於固定資產項目的建設，於二零零九年初，中國政府對一些符合規定條件而尚未動工建設的項目，降低了最低資本金要求，具體來説，高速公路項目的資本金要求由原來佔項目總投資額的35%降低至25%，西綫III期預計受惠於此調整。待取得有關部門批准後，集團需投入西綫III期的資本金將減少人民幣2.8億元，由原來的人民幣9.8億元降低至人民幣7億元。

集團將全力加快西綫II期及西綫III期的建設，使其早日建成。當珠江三角洲西岸幹道全線建成後，將是唯一一條連接廣州、佛山、中山及珠海的高速公路，並為通往澳門最直接及便利的高速公路，及將成為珠江三角洲西岸的一條策略性高速公路。

港珠澳大橋項目



集團主席及集團在過去二十多年來一直致力推動發展的港珠澳大橋項目，已得到中央政府及各有關地方政府的肯定和社會的廣泛支持。該項目安排已由粵、港、澳三地政府組成的聯合工作委員會所確定。據媒體報導，項目的建設即將於二零零九年內展開。

集團相信港珠澳大橋項目的加快建設，不但將加速粵、港、澳的經濟合作，更會對珠三角西岸地區的經濟發展有著積極作用，並使區域性高速公路網絡更加擴大和加強。

截至二零零九年六月三十日止財政年度集團的表現如下：

	截至六月三十日止年度	
	二零零八年 港幣百萬元 （重列）	二零零九年 港幣百萬元
路費收入淨額	1,717	**1,809**
其他收入	236	**166**
收費高速公路營運費用	(163)	**(143)**
重鋪路面費用撥備	(27)	**(13)**
折舊及攤銷費用	(305)	**(307)**
一般及行政費用	(134)	**(84)**
除利息及稅項前之溢利（附註）	1,324	**1,428**
財務成本	(252)	**(162)**
所得稅開支	(195)	**(187)**
經常溢利	877	**1,079**
匯兌收益（虧損）淨額	439	**(2)**
出售一間共同控制個體之盈利	974	**—**
出售一間共同控制個體盈利及匯兌收益之稅項	(167)	**—**
中國稅率變動產生之遞延稅項	(90)	**—**
年內溢利	2,033	**1,077**
少數股東權益	(19)	**(18)**
公司股權持有人應佔溢利	2,014	**1,059**

附註：綜合收益表調節表

	截至六月三十日止年度	
	二零零八年 港幣百萬元 （重列）	二零零九年 港幣百萬元
財務回顧中的除利息及稅項前溢利	1,324	**1,428**
加：		
匯兌收益（虧損）淨額	439	**(2)**
財務成本	(252)	**(162)**
出售一間共同控制個體之盈利	974	**—**
綜合收益表中的除稅前溢利	2,485	**1,264**

截至二零零九年六月三十日止年度，集團按比例分佔所有收費高速公路項目之綜合路費收入淨額由去年同期港幣17.17億元增加5%至港幣18.09億元。此增長由於集團高速公路車流量增加(特別是廣深高速公路新塘至東莞段北行線的維修及改善工程於二零零八年七月九日完成後重新開通)、人民幣升值及撇除集團於二零零七年九月出售全部45%東南西環高速公路之權益後之影響。集團按比例分佔綜合路費收入淨額中，廣深高速公路西綫I期分別佔95%(或港幣17.27億元)及5%(或港幣8,200萬元)。

集團於中國之所有高速公路按比例分佔路費收入淨額分配載列如下：

	截至六月三十日止年度	
	二零零八年 港幣百萬元	**二零零九年 港幣百萬元**
廣深高速公路	1,594	**1,727**
西綫I期	78	**82**
東南西環高速公路	45	**0**
	1,717	**1,809**

年內之收費高速公路營運費用與一般及行政費用由港幣2.97億元減少24%至港幣2.27億元，主要於二零零七年九月出售全部東南西環高速公路之權益及已採取有效措施控制成本及提高合營企業經營效率，以應付珠江三角洲地區營運成本上升。

儘管已出售全部東南西環高速公路之權益，折舊及攤銷費用仍由港幣3.05億元輕微上升1%至港幣3.07億元，主要是廣深高速公路新塘至東莞段的維修及改善工程已於二零零八年七月九日完成。

撇除出售東南西環高速公路權益盈利(稅前港幣9.74億元；稅後港幣8.41億元)及匯兑收益(稅前港幣4.39億元；稅後港幣4.05億元)，除利息及稅項前溢利較去年同期港幣13.24億元增加8%至港幣14.28億元，主要由於路費收入淨額上升港幣9,200萬元。收費高速公路營運費用與一般及行政費用所節約之港幣7,000萬元，被集團銀行存款回報下降導致其他收入減少所抵銷。

由於集團於截至二零零八年六月三十日止及二零零九年六月三十日止之兩個年度並無企業債務，財務成本主要來自集團按比例分佔之合營企業財務成本。截至二零零九年六月三十日止年度，財務成本由港幣2.52億元減少36%至港幣1.62億元，主要由於合營企業的貸款利率下調。

於二零零七年三月十六日，中國政府頒佈新企業所得稅法(「新稅法」)，並從二零零八年一月一日起生效。根據新稅法，集團之中國合營企業，即廣深珠高速公路有限公司(「廣深高速公路合營企業」)以及包括西綫I期之廣東廣珠西綫高速公路有限公司(「西綫合營企業之西綫I期」)仍可繼續享有餘下之稅務優惠，直至各有關優惠日期屆滿為止。廣深高速公路合營企業之稅率於二零零九年、二零一零年、二零一一年、二零一二年及往後分別為10%、22%、24%、25%及往後25%；而西綫合營企業之西綫I期之稅率於該等年期分別為10%、11%、24%、25%及往後25%。截至二零零八年六月三十日止年度，廣深高速公路合營企業及西綫合營企業之西綫I期之遞延稅項已作出港幣9,000萬元之調整，以反映預期將於資產變現或債務結算時之各有關期間內採納之稅率。根據新稅法，由二零零八年一月一日起，合營企業由二零零八年起分派股息予集團時，須支付5%預提所得稅。此外，西綫II期及西綫III期皆可享有企業所得稅的優惠。該兩項目自取得第一筆路費收入之年度起，首三年免徵企業所得稅，第四年至第六年減半(即12.5%)徵收企業所得稅。

截至二零零八年六月三十日止年度，因人民幣升值令集團錄得港幣4.39億元的匯兑收益淨額，主要來自折算集團廣深高速公路合營企業之美元及港幣銀行貸款。截至二零零九年六月三十日止年度，因折算集團(不包括中國合營企業)持有之美元存款產生之匯兑虧損，及人民幣升值相對溫和，因而錄得匯兑虧損淨額。

公司股權持有人應佔溢利較去年同期港幣20.14億元減少47%至港幣10.59億元，主要由於去年同期之業績內包括集團以人民幣17.1255億元之代價出售全部45%東南西環高速公路權益所帶來之港幣9.74億元除稅前收益，以及由於人民幣升值10%而產生港幣4.39億元之匯兑收益。

年內，本著公司全體股東利益，公司於香港聯合交易所有限公司(「聯交所」)回購8,788,000股的公司普通股，以提高每股溢利及集團股本回報。

資金流動性及財務資源

於二零零九年六月三十日，公司及其附屬公司概無未償還企業債務（二零零八年：無）。集團之負債結餘全為其按比例分佔中國合營企業之項目貸款。集團之債務總額對比資產總額比率及資產負債比率（債務淨額對比公司股權持有人應佔權益）分別為37%（二零零八年：29%）及30%（二零零八年：無）。集團之資產負債結構載列如下：

	於六月三十日 二零零八年 港幣百萬元 （重列）	於六月三十日 二零零九年 港幣百萬元
債務總額		
一 公司及附屬公司	0	**0**
一 合營企業	5,071	**5,379**
債務淨額（附註）	0	**2,482**
資產總額	17,423	**14,588**
公司股權持有人應佔權益	11,550	**8,341**
債務總額佔資產總額比率	29%	**37%**
資產負債比率	0%	**30%**

附註： 債務淨額為債務總額扣除銀行結餘及現金，連同已抵押銀行結餘及存款。於資產負債表日，銀行結餘及現金，連同已抵押銀行結餘及存款超出債務總額，因此債務淨額結餘為零。

於二零零九年六月三十日之債務淨額，因為於二零零八年十一月支付非慣常特別股息港幣24.95億元及提取一間合營企業之銀行貸款作為建造西綫II期之融資。集團現有現金結餘足夠有餘作為西綫II期及西綫III期餘下之資本投入。此外，集團仍擁有於二零零五年十月取得之港幣36億元五年期無抵押銀團循環及定期貸款融資。集團主要現金流入源自從合營企業收取之股息，而主要現金流出為向公司股東支付之股息。截至二零零九年六月三十日止年度，未扣減向公司股東支付股息前的經營業務現金流入淨額（不包括集團按比例分佔合營企業的現金流入）約港幣9.94億元（二零零八年：港幣34億元，包括出售集團全部東南西環高速公路之權益的現金流入約港幣15.88億元）。鑑於強勁財務狀況，董事會訂定公司目標派息率為100%。公司經營現金流入（不包括公司於二零零三年八月首次公開招股所籌集之款項）扣減公司自透過首次公開招股日起至二零零九年期間所支付的股息，公司於該期間積累現金結餘約港幣9億元。基於目前的經營業務現金流量，此目標派息率應可以維持。

營運現金流與股息對比


港幣百萬元
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
未扣減向公司股東支付股息前的營運現金流
向公司股東支付的股息
於二零零八年十一月支付的非慣常特別股息每股港幣0.84元
503
288
1,040
656
1,279
706
1,840
950
3,400*
1,307
994
1,721
2,495
2004年
2005年
2006年
2007年
2008年
2009年

* 包括出售集團全部東南西環高速公路之權益的現金流入約港幣16億元

於二零零九年六月三十日，集團之銀行結餘及現金港幣27.75億元（二零零八年：港幣59.97億元）及集團按比例分佔合營企業之銀行結餘及現金港幣1.22億元（二零零八年：港幣2.40億元）。集團之銀行結餘與現金連同已承諾但未提取之銀行融資額度合共港幣63.75億元（二零零八年：港幣95.97億元)。此外，已收及應收自廣深高速公路合營企業之穩定現金股息（集團分別於截至二零零九年六月三十日止年度、二零零八年六月三十日止年度及二零零七年六月三十日止年度收取現金股息港幣10.65億元、港幣6.14億元及港幣10.48億元），集團擁有充足的財務資源應付其經常營運活動、現有及潛在的投資活動。

各合營企業之現金流足以償還集團按比例分佔合營企業之項目貸款。截至二零零九年六月三十日止年度，廣深高速公路合營企業及西綫合營企業之盈利對利息倍數（除利息、税項、折舊及攤銷前對比財務成本比率）分別為16.8倍及9.9倍。

於二零零九年六月三十日，集團按比例分佔合營企業之銀行及其他貸款約港幣52.38億元（二零零八年：港幣47.11億元），概況載列如下：

(a) 99.9%（二零零八年：99.9%）為銀行貸款及0.1%（二零零八年：0.1%）為其他貸款；及

(b) 53%（二零零八年：63%）以美元為單位，40%（二零零八年：30%）以人民幣為單位及7%（二零零八年：7%）以港幣為單位。

集團流動資產淨額由二零零八年六月三十日約港幣56.61億元減少61%至二零零九年六月三十日約港幣21.82億元，主要在二零零八年十一月支付非慣常特別股息港幣24.95億元。

貸款還款期情況

集團按比例分佔合營企業於二零零九年六月三十日對比二零零八年六月三十日之銀行及其他貸款期概況，載列如下：

	於六月三十日			
	二零零八年		二零零九年	
	港幣百萬元	%	港幣百萬元	%
一年內償還	267	6%	344	6%
一年至五年內償還	1,250	26%	1,350	26%
五年後償還	3,194	68%	3,544	68%
	4,711	100%	5,238	100%

除上述債務以外，集團於二零零八年六月三十日及二零零九年六月三十日並無任何未償還企業債務。合營企業之銀行貸款均來自於中國的銀行及按浮動利率計息。

於二零零九年六月，西綫合營企業成功自一間中國的銀行獲取一筆長期循環貸款，為西綫I期的項目貸款進行再融資。截至二零一零年六月三十日止年度該再融資可減省財務成本約港幣300萬元；該新銀行貸款的現金管理更為靈活及有效，並且更快捷地應對利率變動。此外，西綫合營企業透過六個月期商業票據融資支付西綫II期建造成本，令截至二零零九年六月三十日止年度財務成本節約約港幣300萬元。

利率及外匯風險

集團密切監控其利率及外匯風險，金融工具的使用受到嚴格控制。集團及合營企業均無任何金融衍生工具，用於對沖利率或外匯匯率風險。

往年，公司功能貨幣為港幣。年內，管理層在重新檢視公司的相關投資活動及策略後，決定將其功能貨幣需由港幣轉為人民幣。公司功能貨幣變動之影響已於年內開始入賬。由於公司功能貨幣由港幣轉為人民幣，公司亦同時將所有項目按變動日之匯率換算為新功能貨幣。所產生之非貨幣項目換算金額視作其歷史成本處理。

庫務政策

集團繼續於財務及資金管理上採納審慎及保守的庫務政策。集團定期審閱其流動資金及財務資源，從而降低融資成本，並提高財務資產的回報。集團一貫將所有現金作港幣及美元短期存款。集團並無投資於任何金融衍生工具或累計股票期權。

資本承擔

於二零零八年九月二日，集團與西綫合營企業的中國夥伴就西綫III期簽訂修訂協議。待中國有關部門審批後，將取代於二零零五年所簽訂有關西綫III期修訂協議擬定之投資總額人民幣32.6億元調整至人民幣56億元。35%的投資總額相等於資本金人民幣19.6億元（或經批准後較低金額），將自集團與中國夥伴按相同份額各自出資。集團就西綫合營企業發展西綫III期須承擔注資人民幣9.8億元（或經批准後較低金額）。修訂協議目前正在國家發展和改革委員會審批當中。

於同日，集團亦就西綫II期與西綫合營企業中國夥伴訂立修訂協議。待中國有關部門審批後，西綫II期之投資總額將增加人民幣23億元至人民幣72億元。西綫合營企業相應增加的註冊資本人民幣8.05億元，將由集團與中國夥伴按相同份額各自出資。集團就西綫合營企業發展西綫II期須增加注資人民幣4.025億元。修訂協議已向國家交通運輸部及國家發展和改革委員會申請核准。

載於公司與合和實業於二零零八年九月二十二日之聯合通函「合和實業董事會與合和公路基建董事會之聯合函件」，公司已向聯交所申請，並獲聯交所豁免公司就上述於二零零八年就西綫II期及西綫III期訂立之修改協議召開股東大會尋求獨立股東批准之規定。

年內，集團就發展西綫II期已向西綫合營企業注資人民幣9,610萬元（二零零八年：人民幣5.863億元）。於二零零九年六月三十日，集團未投入西綫合營企業之資本承擔（總資本相等於總投資額人民幣72億元的35%）為人民幣4.025億元（二零零八年：人民幣9,610萬元)。

西綫II期投資總額與註冊資本之差額由中國的銀行提供融資，而西綫合營企業已取得所需之貸款額度。集團目前計劃於二零一零年六月三十日前對西綫II期增加注資額人民幣的4.025億元。集團及中方夥伴之額外資本投入加上銀行貸款將可完全應付資金需求。雖然近日建材的市場價格有所回升，但仍低於集團於二零零八年九月簽訂西綫II期增加投資之修訂協議時的水平，此外，完成西綫II期工程所需鋼材的價格已作鎖定於較去年制定增加投資協議時為低之水平，西綫II期的最終成本預計可望低於預算人民幣72億元。

集團同意就發展西綫III期向西綫合營企業注資人民幣9.8億元(二零零八年：5.705億元)(總資本相等於總投資額人民幣56億元的35%)，惟仍須待中國有關部門審批。按現時計劃，集團將分別於二零一零年六月三十日及二零一一年六月三十日前按35%及65%比例注資西綫III期共人民幣9.8億元。

為應對全球金融海嘯及鼓勵企業投資建設固定資產項目，於二零零九年初，中國政府對一些符合規定條件而尚未動工建設的項目，降低資本金要求。高速公路項目的資本金要求由原來佔項目總投資額35%降低至25%，西綫III期因而可望受惠。待有關部門批准後，集團需投入西綫III期的資本金將由原來人民幣9.8億元降低至人民幣7億元，減少人民幣2.8億元。

於二零零九年六月三十日，集團按比例分佔廣深高速公路合營企業及西綫合營企業購買物業及設備、及建設西綫II期已簽約但未撥備之未償付承擔合共港幣5.21億元(二零零八年：港幣16.58億元)。

資產抵押

於二零零九年六月三十日，集團合營企業為取得各自的銀行融資，部份資產已抵押予銀行。集團按比例分佔該等資產的賬面值分析如下：

	於六月三十日	
	二零零八年 港幣百萬元 (重列)	**二零零九年 港幣百萬元**
經營權無形資產	8,306	**6,597**
銀行結餘及存款	235	**119**
其他資產	374	**740**
	8,915	**7,456**

於二零零八年六月三十日及二零零九年六月三十日，為取得銀行融資，廣深高速公路合營企業之路費徵收權及西綫合營企業之西綫I期的26%(二零零八年：65%)路費徵收權已抵押予各自於中國的銀行。

或然負債

於二零零九年六月三十日，集團並無重大或然負債。

重大收購或出售

年內，公司概無對其附屬公司及聯營公司作出重大收購或出售。

僱員及薪酬政策

於二零零九年六月三十日，集團(不包括合營企業)僱用了33名僱員。集團參考市場現行慣例及僱員個別表現釐定具競爭力之僱員薪酬。集團亦制訂優先認股權及股份獎勵計劃以肯定及獎勵僱員之貢獻。該等計劃之詳情載列於董事會報告書內。此外，根據集團之業績及僱員之個人表現，集團可能授予僱員酌情花紅。集團亦向所有員工提供醫療保險，及向高層員工提供團體個人保險。

除提供具競爭力之僱員薪酬外，集團亦投資於人力資源發展，透過提供相關培訓計劃以提升僱員之生產力。培訓計劃的設計已顧及員工在績效評估中所顯示的知識及技能差距。總體培訓目標為提高員工的個人生產力，為其擔任未來職位作準備，從而促進集團業務的成功發展 。年內舉辦了一系列培訓計劃，包括演講技巧培訓、保險培訓、商務禮儀培訓及客戶服務培訓等。此外，集團亦組織各種不同主題的研討會以幫助僱員進行自我發展，課題包括「金融海嘯的影響」及「防止賄賂」。

此外，為了令機構內不同階層之間建立更融洽之同事關係，集團於年內亦舉辦了多項員工活動，如週年晚宴、聖誕聯歡及員工康樂體育活動。

社區關係

我們的管理層一直致力履行企業社會責任，集團於年內繼續支持各種社區及慈善活動，其中包括公益金主辦之「公益金百萬行」及「公益慈善馬拉松」。集團亦鼓勵員工積極參與社區活動和義工服務以推動社區發展。

一如過往，集團今年繼續致力提高其廣東省內兩條收費公路之交通安全。廣深高速公路合營企業與廣東省公安廳交通管理局合作建設的全智能交通監控系統已於二零零九年一月投入使用，這標誌著我們在加強交通安全方面的新里程。

此外，我們通過與交警人員緊密合作，透過沿線超過100台監控攝像槍，以及在路政巡邏車及拯救車安裝全球衛星定位系統，令交通安全進一步加強。集團將繼續提升設施及與當地交警通力合作，以提供一個安全的行車環境。

憑藉我們對社區事務的不斷支持，集團於二零零九年二月再次獲香港社會服務聯會頒發二零零八／二零零九年度「商界展關懷」標誌，以表揚集團的良好企業公民精神。

企業管治守則

公司沿用審慎之管理，以確保符合企業管治及企業責任之原則。董事會深信此承諾能長遠地提升股東價值。董事會已制訂企業管治程序，以遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四之企業管治常規守則(「企業管治守則」)中之要求。於截至二零零九年六月三十日之年度內，公司已遵守企業管治守則內載列之所有守則條文。

董事會

公司透過董事會運作管理，董事會現時成員包括七位執行董事(包括主席)，一位替代董事以及五位獨立非執行董事。各董事之姓名、履歷資料及彼此間之關係(如有)，已載列於本年報第10頁至第13頁內。

董事會負責制訂集團的策略性方針及政策，以及監督管理層的工作。董事會保留對某些職務的權利，當中包括：監察及審批重大交易、涉及主要股東或公司董事利益衝突之事宜、批准中期及全年業績、對公眾或監管機構披露之其他資料、以及內部監控體制；有關該等事宜必須由董事會決定。其他並非指定由董事會裁決，但於公司的日常管理業務中必須進行的事務，則在相關董事之監督及董事總經理之領導下委派至管理層處理。

董事會已有議定程序，讓董事按合理要求，可在適當之情況下尋求獨立專業意見，費用由公司支付。

於年內，胡應湘爵士擔任董事會主席，負責領導及管理董事會。其角色與董事總經理有所區分。董事總經理胡文新先生(胡應湘爵士之兒子)負責管理公司日常業務。主席與董事總經理之職責分工已清楚界定，並以書面列載。

獨立非執行董事乃根據所需之技能和經驗挑選，為董事會提供有力的獨立意見，並作出獨立判斷。最少一名獨立非執行董事已具備上市規則第3.10條所載列之適當專業資格或適當之會計或相關之財務管理專

長。董事會已收到各獨立非執行董事每年有關其獨立性之書面確認，所有獨立非執行董事亦符合上市規則第3.13條所指之獨立性。

根據公司之組織章程細則規定，所有新委任董事之任期為至彼等獲委任後之下一個股東大會，惟彼等符合資格膺選連任。每一位董事均須按照公司組織章程細則之條文，於(一)上一次獲董事會委任、(二)上一次選任或(三)上一次重選連任後第三年於股東週年大會結束時退任，並符合資格膺選連任。所有獨立非執行董事之委任期定為三年，並須至少三年退任及重選連任一次。

董事會定期檢討獲委任為董事之繼任人計劃，以及董事會之架構、人數及組成。假若董事會經考慮後認為需委任新董事，董事會將編製適當委任條件，包括(如適用)：背景、經驗、專業技能、個人質素及可承擔公司事務責任之能力等。至於獨立非執行董事，則需符合不時於上市規則內所列載之獨立性要求。新董事委任一般由主席及／或董事總經理提名，並必須獲得董事會之批准。如有需要，亦會聘請外間顧問，從而揀選更多不同類別之潛在候選者。公司之董事黃禮佳先生已於二零零八年十月十三日舉行的公司股東週年大會上從公司董事會退任。再者，相應合和實業委任梁國基工程師(「梁工程師」)為合和實業之非執行董事，梁工程師已於二零零九年七月一日辭任公司董事一職。

為填補梁工程師之空缺，譚明輝先生(「譚先生」)已於同日被委任為公司之執行董事。譚先生將收取之董事袍金，乃為各股東於本公司股東週年大會上不時予以批准，現時公司需支付之金額為每年港幣200,000元。根據譚先生與本公司訂立之服務合約，彼有權向本公司收取每年港幣1,012,050元之酬金及酌情花紅(董事會或批准)。譚先生的酬金乃參考市場趨勢、公司之薪酬政策及其於公司之職務與權責而釐定。

此外，公司亦委任潘宗光教授(「潘教授」)為一額外的獨立非執行董事，於二零零九年七月一日生效。潘教授將收取之董事袍金，乃為各股東於本公司股東週年大會上不時予以批准，現時公司需支付之金額為每年港幣200,000元。

潘教授於獲委任時，彼亦被委任為薪酬委員會主席，代替何炳章先生作為薪酬委員會之成員。新委任之董事將接獲就職手冊，以了解集團之資料以及在上市規則及適用之法例規定下作為上市公司董事之職責。

公司已安排適當保險，使董事及職員面對法律訴訟時有所保障。

董事委員會

董事會於二零零四年九月成立執行董事委員會，授權負責審閱及批准公司日常業務運作及慣常業務進程。該委員會由公司所有執行董事組成。

公司亦已成立審計委員會及薪酬委員會，客觀地處理下列特定事項，為所有股東謀取利益。該兩個董事委員會之所有成員均為獨立非執行董事。

	審計委員會	薪酬委員會
委員會成員	藍利益先生（主席） 費宗澄先生 中原紘二郎先生	潘宗光教授*（主席） 藍利益先生 嚴震銘博士
主要職責及功能	• 考慮外聘核數師之委任及其獨立性。 • 檢討及監督集團財務申報程序、內部監控及合規事宜。 • 在呈交董事會前，審閱及監控中期及全年財務報表。	• 協助董事會制訂及管理有關公司董事及高級行政人員薪酬之政策及程序。
於年內實行之工作	• 考慮及批准聘請外聘核數師之條款及其薪酬。 • 審閱截至二零零八年六月三十日止年度之全年財務報表及截至二零零八年十二月三十一日止六個月之中期財務報表。 • 檢討內部審計部門工作及評定集團內部監控系統之表現。	• 檢討年內之董事袍金水平。

* 潘宗光教授於二零零九年七月一日接替何炳章先生為薪酬委員會之主席。

會議出席率

回顧年度，各董事於董事會會議、審計委員會會議、薪酬委員會會議及股東週年大會之出席紀錄如下：

	會議出席次數／舉行次數 董事會會議	審計委員會會議	薪酬委員會會議	股東週年大會
會議舉行次數	5	2	1	1
執行董事				
胡應湘爵士GBS, KCMG, FICE *（主席）*	5 / 5	不適用	不適用	1 / 1
何炳章先生 *（於二零零九年七月一日辭任薪酬委員會主席及成員之職務）*	5 / 5	不適用	1 / 1	1 / 1
胡文新先生	5 / 5	不適用	不適用	1 / 1
陳志鴻先生	5 / 5	不適用	不適用	1 / 1
梁國基工程師 *（於二零零九年七月一日離任）*	5 / 5	不適用	不適用	1 / 1
黃禮佳先生 *（於二零零八年十月十三日退任）*	1 / 1	不適用	不適用	0 / 1
賈呈會先生	4 / 5	不適用	不適用	1 / 1
莫仲達先生	5 / 5	不適用	不適用	1 / 1
梅大強先生	附註	不適用	不適用	附註
獨立非執行董事				
費宗澄先生	5 / 5	2 / 2	不適用	1 / 1
中原紘二郎先生	5 / 5	2 / 2	不適用	1 / 1
藍利益先生 *（審計委員會主席）*	5 / 5	2 / 2	1 / 1	1 / 1
嚴震銘博士	5 / 5	不適用	1 / 1	1 / 1

附註： 梅大強先生並無以莫仲達先生（其已親身出席上述所有會議）之替代董事身份出席年內舉行之董事會會議及股東週年大會。

薪酬政策

公司理解需實行具競爭性之薪酬政策，從而吸引、挽留及激勵董事及高級行政人員，以達致集團之目標。執行董事之薪酬待遇包含一些固定元素：基本薪金、公積金供款及其他福利包括保險以及與其表現掛鉤之花紅、優先認股權及股份獎勵。任何董事不得參與其本人薪酬之釐定。

執行董事薪酬之固定元素將會每年檢討，並會考慮其他因素如工作性質、職責、經驗、個人表現及市場普遍之薪酬趨勢。本財政年度董事袍金已於二零零八年十月十三日舉行之上次公司股東週年大會上批准。

證券交易

公司已採納列載於上市規則附錄十有關上市公司董事進行證券交易之標準守則(「標準守則」)作為擁有或可能擁有未公開股價敏感資料之公司董事及有關僱員進行證券交易之標準守則。經過特定查詢後，所有董事已確認於年內遵守標準守則之規定。

財務報告

董事明白其編製集團財務報表之責任。董事認為集團在可預期之將來有足夠資源以繼續業務，並未察覺有重大不明朗事件可能會嚴重影響公司持續經營之能力。

核數師有關財務申報之責任已載列於本年報第59頁獨立核數師報告書內。

外聘核數師

公司之外聘核數師乃德勤•關黃陳方會計師行。彼等負責對年度財務報表進行審計及發出獨立意見。外聘核數師之獨立性受審計委員會所監督，該委員會亦負責向董事會建議外聘核數師之委任以及批准委任彼等之條款及其薪酬。除對年度財務報表作出法定審計外，德勤•關黃陳方會計師行亦獲聘用為公司截至二零零八年十二月三十一日止六個月中期財務報表作出審閱，並就稅務合規及有關事宜提出意見。

此外，根據上市規則第14A.38條，董事會委任公司之核數師就董事會報告書所載「持續關連交易」一節之持續關連交易執行若干之議定程序。

截至二零零九年六月三十日止年度，集團付予外聘核數師有關審計及非審計服務之費用(包括集團按比例分佔由共同控制個體支付之費用)如下：

	港幣(千元)
審計服務	1,700
非審計服務：	
稅務及顧問服務	48
其他	590
	2,338

內部監控

董事會認為穩健之內部監控系統能帶來有效及高效率之營運操作，提供可靠之財務申報，確保集團遵守有關法例及規定，並協助董事會管理達到業務目標之風險。

集團之內部監控程序包括用作向各業務單位部門主管及執行董事報告資料之綜合滙報系統。

每年度各業務單位管理層均制訂業務計劃及財務預算，並交由執行董事作審閱及批准。業務計劃及財務預算會每季作出檢討，以量度實際表現與財務預算之差異。當制定財務預算及預測時，管理層識別、評估及報告重大業務風險之可能性及潛在財務影響。集團已確立不同指引及程序，以批核及控制營運開支、資本支出、非預算開支及收購等。

執行董事每月審核就各單位之財務業績及重要營運數據作出之管理報告，並與各業務單位高級管理層及財務小組召開定期會議，以檢討管理報告、商討在財政預算、預測及市場狀況下之業務表現，並提出與會計及財務有關之事宜。

董事會負責集團之內部監控系統，並透過審計委員會檢討其有效性。集團內部監控之評估經由內部審計部門一直獨立處理。內部審計部門每年至少向審計委員會匯報兩次有關內部監控之重要發現。

在回顧年度內，董事會已透過審計委員會檢討集團內部監控系統之有效性。

投資者關係

在金融海嘯的爆發下，本公司仍繼續保持與投資者及分析員積極溝通。投資者關係為企業管治中一個重要的元素，本公司透過主動與投資界交流，使投資者及分析員能獲得本公司營運及未來發展動向的資訊。

本公司深明在動盪的日子中，溝通較其他時候更為重要。於回顧年度內，本公司繼續舉辦路演及定期與本地和海外的機構投資基金經理及分析員進行會面和電話會議。這些溝通有助提升投資者對本公司的了解，使本公司能更清楚掌握投資者的需求。此外，為了提供一個有效的渠道讓投資者與本公司的高層管理人員交換意見，本公司積極參與不同的投資會議。本公司的企業資訊會嚴謹地按相關的要求快捷及準確地發放。

企業資訊包括中期報告及年報、公司公告及新聞發佈等，可於本公司網頁(www.hopewellhighway.com)瀏覽。此乃進一步提高公司透明度的另一渠道。投資者亦可透過該網站瞭解本公司收費公路的每月車流量和路費收入的數據及本公司的最新發展。

本公司將致力與投資者保持互動交流，藉此可讓投資者取得本公司的發展近況。本公司將繼續推行一個具動力的投資者關係計劃，目標為提高股東價值。

董事會同寅謹將公司及集團截至二零零九年六月三十日止年度之業務報告及經審核之財務報表呈覽。

主要業務

集團之主要業務為透過其於中國成立之共同控制個體在中國倡議、推動、發展及經營策略性重點公路、隧道、橋樑及相關基建項目。公司之主要業務為投資控股。

業績

集團截至二零零九年六月三十日止年度之業績載於第61頁之綜合收益表內。

股息

董事會建議派發末期股息每股港幣18仙(二零零八年：港幣13仙)，連同分別於二零零九年三月十九日及二零零八年十一月十四日已派發之中期股息每股港幣17仙(二零零八年：港幣17仙)及非慣常特別股息每股港幣84仙(二零零八年：特別中期股息每股港幣7仙及特別末期股息每股港幣28仙)，全年股息總額為每股港幣119仙(二零零八年：港幣65仙)。

主要項目及事項

有關集團主要項目之詳情及本年度發生之重要事項，已詳列於第16頁至第27頁之「業務回顧」內。

股本

本年度公司股本變動之詳情載列於綜合財務報表附註24。

儲備金

本年度集團儲備金之變動詳情載列於第65頁之綜合權益變動表及綜合財務報表附註25。

固定資產

本年度集團之物業及設備之變動載列於綜合財務報表附註15。

主要客戶及供應商

集團之主要業務為於中國倡議、推動、發展及經營策略性重點公路、隧道、橋樑及相關基建項目，就其集團業務性質而言，並無主要客戶及供應商。

董事及高級行政人員

於本報告日，公司之在職董事芳名及簡介載於本年報內第10頁至第13頁。

年內及直至本報告日止之董事變更載列如下：

黃禮佳先生	（於二零零八年十月十三日告退）
梁國基工程師	（於二零零九年七月一日離任）
譚明輝先生	（於二零零九年七月一日獲委任）
潘宗光教授	（於二零零九年七月一日獲委任）

根據公司組織章程細則，每一位董事均須按照公司組織章程細則之條文，於其上一次選任或上一次重選連任後之第三年於股東週年大會結束時退任，並符合資格膺選連任。費宗澄先生、藍利益先生及嚴震銘博士於即將召開之股東週年大會上輪值告退，並願膺選連任。

此外，根據公司之組織章程細則，所有新委任董事之任期直至其獲委任後之下一個股東大會，惟彼等符合資格膺選連任。譚明輝先生及潘宗光教授皆獲委任為公司之董事，於二零零九年七月一日生效，彼等於即將召開之股東大會上告退，並願膺選連任。

集團各項業務分別由公司之執行董事管轄，故各執行董事亦被視為集團之高級行政人員。

董事於重要合約之利益

於本年度終結日或年內任何時間，公司或其任何附屬公司概無訂立與公司各董事直接或間接擁有重大利益關係之重要合約。

董事於股份、相關股份及債權證之權益

於二零零九年六月三十日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據標準守則而須通知公司及聯交所，公司各名董事及最高行政人員於公司或公司任何相聯法團（定義見證券及期貨條

例（「證券及期貨條例」）第XV部）之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 公司[i]

董事	股份 個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益[ii]（受控制公司擁有之權益）	其他權益	總權益	佔已發行股本之百分比
胡應湘爵士	13,717,724	5,244,000	21,249,999	6,136,000[iii]	46,347,723	1.56%
何炳章	4,355,000	275,000	410,000	–	5,040,000	0.17%
胡文新	12,674,000	–	164,000	–	12,838,000	0.43%
陳志鴻	478,500	–	–	–	478,500	0.02%
梁國基 *（於二零零九年七月一日離任）*	200,000	–	–	–	200,000	0.01%
中原紘二郎	2,134	–	–	–	2,134	0.00%
賈呈會	324,100	–	–	–	324,100	0.01%
莫仲達	88,800	–	–	–	88,800	0.00%
藍利益	9,000	–	–	–	9,000	0.00%

附註：

(i) 於公司之所有股份之權益均為好倉。各名董事或最高行政人員概無持有公司任何股份之淡倉。

(ii) 此等公司權益由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(iii) 其他權益6,136,000股股份乃由胡應湘爵士（「胡爵士」）及胡爵士夫人郭秀萍太平紳士（「胡爵士夫人」）共同持有之權益。

(B) 相聯法團

合和實業有限公司(「合和實業」)

董事	合和實業股份 個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[i](受控制公司擁有之權益)	其他權益[ii]	合和實業優先認股權[iii]	總權益	佔已發行股本之百分比
胡應湘爵士	74,683,240	24,720,000	111,250,000	30,680,000	–	241,333,240	27.46%
何炳章	25,028,000	1,366,000	2,050,000	–	–	28,444,000	3.24%
胡文新	25,630,000	–	820,000	–	–	26,450,000	3.01%
陳志鴻	585,000	–	–	–	–	585,000	0.07%
藍利益	90,000	–	–	–	–	90,000	0.01%
中原紘二郎	10,671	–	–	–	–	10,671	0.00%
賈呈會	241,000	–	–	–	–	241,000	0.03%
莫仲達	888,000	–	–	–	–	888,000	0.10%
梅大強	–	–	–	–	240,000	240,000	0.03%

附註:

(i) 此等合和實業股份之公司權益由一間公司實益擁有,而根據證券及期貨條例,公司有關董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(ii) 其他權益30,680,000股合和實業股份乃胡爵士及胡爵士夫人共同持有之權益。

(iii) 此等合和實業優先認股權之權益,乃合和實業根據其於二零零三年十一月一日採納之合和實業優先認股權計劃授出可認購合和實業股份之合和實業優先認股權,其詳情如下:

董事	授出日期	每股行使價(港幣)	尚未行使之優先認股權數目	行使期
梅大強	15/11/2007	36.10	240,000	01/12/2008 – 30/11/2014

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為好倉。

除上述所披露外,於二零零九年六月三十日,公司各名董事或最高行政人員概無持有公司相聯法團之任何股份、相關股份及債權證之權益或淡倉,而須根據證券及期貨條例第352條載錄於公司存置之登記冊內者,或根據標準守則規定須通知公司及聯交所。

退休及公積金計劃

為遵守強制性公積金計劃(「強積金」)條例之法定要求,集團已成立強積金計劃。僱主及僱員須各自就該計劃作出相等於僱員每月有關收入之5%供款,而有關供款之上限為每月港幣20,000元。集團於年內就強積金計劃所作出之供款合共約港幣266,120元。

優先認股權

(A) 公司之優先認股權計劃(「優先認股權計劃」)已由當時公司之唯一股東於二零零三年七月十六日以書面決議案批准，並經合和實業之股東於二零零三年七月十六日舉行之股東特別大會上批准。優先認股權計劃將於二零一三年七月十五日屆滿。優先認股權計劃之主要條款摘要載列於以下(B)段。

(B) 優先認股權計劃旨在以一個靈活之方式，讓公司向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益或就董事會可不時批准之該等其他目的。參與者包括(i)集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員；(ii)由集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)公司任何最高行政人員或主要股東；(v)公司董事、最高行政人員或主要股東之任何聯繫人；及(vi)公司主要股東之任何僱員。

在優先認股權計劃下，公司因行使根據公司之優先認股權計劃及任何其他優先認股權計劃將予授出之所有優先認股權而可能將予發行之股份總數，除獲取股東之重新批准外，合共不得超過公司緊隨首次公開招股完成後已發行股份總數之10%。在優先認股權計劃下，任何一名參與者之最高配額，是指於任何十二個月期間內不得超過公司已發行股本總數之1%。於本報告日，根據優先認股權計劃可予發行之股份總數為合共277,448,000股(佔公司已發行股本之9.37%)。

優先認股權可予行使之期限將由公司董事會全權酌情釐定，惟優先認股權必須於授出日期起計十年內行使。除經公司董事會釐定及在授出優先認股權時發出之授予函內訂明外，在行使優先認股權前，並無對持有優先認股權設下最短期限。優先認股權須於授出日期後28天內接納。接納優先認股權時須支付之款項為港幣1元。認購股份之行使價須於行使優先認股權時全數繳足。

優先認股權之行使價為公司董事會於授出有關優先認股權時可全權酌情釐定之價格，並須通知參與者，惟行使價不得少於(a)股份於接納建議之日(或倘該日期並非一營業日，則為下一個營業日(「授出日期」)之收市價(以聯交所日報表所載為準)；(b)股份於緊接授出日期前五個營業日之平均收市價(以聯交所日報表所載為準)；及(c)公司每股股份之面值(以最高者為準)。

(C) 截至二零零九年六月三十日止年度內，優先認股權計劃下優先認股權之變動詳情如下：

	授出日期	每股行使價（港幣）	優先認股權數目：於二零零八年七月一日尚未行使	於年內授出	於年內行使	於年內失效	於二零零九年六月三十日尚未行使	行使期	於年內緊接認股權授出日期之前之收市價（港幣）
僱員	17/10/2006	5.858	4,928,000	–	–	488,000	4,440,000	01/12/2007–30/11/2013	不適用
僱員	19/11/2007	6.746	760,000	–	–	–	760,000	01/12/2008–30/11/2014	不適用
僱員	24/07/2008	5.800	–	800,000	–	400,000	400,000	01/08/2009–31/07/2015	5.740
僱員	11/03/2009	4.470	–	400,000	–	400,000	–	18/03/2010–17/03/2016	4.400
合共			5,688,000	1,200,000	–	1,288,000	5,600,000		

於年內，並無優先認股權被註銷。

於二零零六年十月十七日、二零零七年十一月十九日、二零零八年七月二十四日及二零零九年三月十一日授出之優先認股權按下列方式行使：

最多可行使之優先認股權	行使期限
於二零零六年十月十七日授出	
授出優先認股權之20%	01/12/2007 – 30/11/2008
授出優先認股權之40%*	01/12/2008 – 30/11/2009
授出優先認股權之60%*	01/12/2009 – 30/11/2010
授出優先認股權之80%*	01/12/2010 – 30/11/2011
授出優先認股權之100%*	01/12/2011 – 30/11/2013
於二零零七年十一月十九日授出	
授出優先認股權之20%	01/12/2008 – 30/11/2009
授出優先認股權之40%*	01/12/2009 – 30/11/2010
授出優先認股權之60%*	01/12/2010 – 30/11/2011
授出優先認股權之80%*	01/12/2011 – 30/11/2012
授出優先認股權之100%*	01/12/2012 – 30/11/2014
於二零零八年七月二十四日授出	
授出優先認股權之20%	01/08/2009 – 31/07/2010
授出優先認股權之40%*	01/08/2010 – 31/07/2011
授出優先認股權之60%*	01/08/2011 – 31/07/2012
授出優先認股權之80%*	01/08/2012 – 31/07/2013
授出優先認股權之100%*	01/08/2013 – 31/07/2015
於二零零九年三月十一日授出	
授出優先認股權之20%	18/03/2010 – 17/03/2011
授出優先認股權之40%*	18/03/2011 – 17/03/2012
授出優先認股權之60%*	18/03/2012 – 17/03/2013
授出優先認股權之80%*	18/03/2013 – 17/03/2014
授出優先認股權之100%*	18/03/2014 – 17/03/2016

* 包括之前尚未行使之優先認股權

按二項式期權定價模式計算，於年內授出每股行使價港幣5.80元之優先認股權在授出當日之公平值估計約為港幣842,900元。其價值乃按照授出日期之股價每股港幣5.80元、公司股價歷史波動比率25.94%（乃根據公司上市日期至二零零八年七月二十四日止過往五年公司每日之股價波動而計算）、預計優先認股權之年期7年、預計股息回報率4.66%，以及參考七年期外匯基金債券之無風險回報率3.598%而估計。

於年內授出每股行使價港幣4.47元之優先認股權亦已於年內失效。對集團之綜合財務報表並無財務影響及並無對該等優先認股權進行估值。

優先認股權的公平值以二項式期權定價模式評估。該期權定價模式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於年內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平值。

股份獎勵

(A) 董事會已於二零零七年一月二十五日（「採納日期」）採納股份獎勵計劃（「獎勵計劃」）。除非董事會提早終止，否則獎勵計劃自採納日期起計十五年內有效，惟自採納日期第十週年之日起，公司不得再授出任何獎勵。獎勵計劃之部份主要條款概要載於下文(B)段。

(B) 獎勵計劃之目的在於表揚集團若干僱員（包括但不限於同時擔任董事之僱員）作出之貢獻並給予獎勵，務求挽留彼等繼續為集團之持續營運及發展效力，並吸引合適人才加入以進一步推動集團之發展。

在獎勵計劃下，董事會（或倘有關獲選僱員為公司之董事，則為薪酬委員會）可不時按其絕對酌情權及在按其認為適當之該等條款及條件所規限下，揀選僱員參與該獎勵計劃，並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據獎勵計劃獎授所涉及之股份總數（但不包括已失效或已遭沒收之任何股份）合共佔於該授出股份日期公司已發行股本超過10%。

(C) 回顧年內獎勵計劃下獎授股份之變動詳情載列如下：

	於二零零八年七月一日尚未歸屬	年內變動 已獎授	年內變動 於二零零九年一月二十五日歸屬	年內變動 已失效	於二零零九年六月三十日尚未歸屬
董事					
陳志鴻	140,000	–	140,000	–	–
梁國基（*於二零零九年七月一日離任*）	100,000	–	100,000	–	–
賈呈會	100,000	–	200,000	–	–
僱員	40,000	–	40,000	–	–
合共	380,000	–	380,000	–	–
加權平均公平值	港幣5.68元	–	港幣5.68元	–	–

(D) 於回顧年內，根據獎勵計劃信託持有之股份已收取之股息收入達港幣475,000元（二零零八年：港幣152,000元），並將構成該信託之信託基金之一部份。經考慮公司董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金購買公司股份，該等股份將成為獎勵計劃之退回股份（即根據獎勵計劃條款並未歸屬之獎授股份（不論是否因為已失效或其他理由）），而受托人應就集團一名或以上僱員之利益持有該等股份，或可動用該等現金向公司支付有關該計劃之設立及行政上之費用、成本及開支或將該等現金退回公司。

收購股份或債券之安排

除於上文標題為「優先認股權」及「股份獎勵」所披露者外，公司或其任何附屬公司於截至二零零九年六月三十日止年度內概無參與任何安排，使公司各董事得以藉購入公司或任何其他公司之股份或債券而獲益。此外，各董事、其配偶及其18歲以下之子女並無權利認購公司之證券及行使此權利。

董事薪酬

董事酬金乃由股東於股東週年大會上釐定，董事之其他報酬乃由董事會根據市場慣常做法、公司薪酬政策、董事於集團內之職責及其對集團之貢獻而釐定。

董事之服務合約

於應屆股東週年大會上擬重選連任之董事與公司或其任何附屬公司並無簽訂任何該僱任公司不可於一年內終止而不作出賠償(除法定賠償外)之服務合約。公司之所有獨立非執行董事均有固定任期，惟須依公司之組織章程細則規定於公司股東週年大會上輪值告退及膺選連任。

管理合約

於本年度終結日或年內任何時間，公司並無簽訂或存在有關管理或經營公司全部或任何主要部份業務之重要合約。

主要股東

於二零零九年六月三十日，就各董事所深知，持有公司股份及相關股份權益之股東(公司董事及最高行政人員除外)按證券及期貨條例第336條之規定均須載錄於公司存置之登記冊內者，其詳情如下：

名稱	身份	股份數目 (公司權益)	佔已發行股本 之百分比
Anber Investments Limited	實益擁有	2,081,074,098 [(A)]	70.27%
Delta Roads Limited	受控制公司擁有之權益	2,081,074,098 [(A)]	70.27%
Dover Hills Investments Limited	受控制公司擁有之權益	2,081,074,098 [(A)]	70.27%
Supreme Choice Investments Limited	受控制公司擁有之權益	2,081,074,098 [(A)]	70.27%
合和實業有限公司	受控制公司擁有之權益	2,081,074,098 [(A)]	70.27%
Commonwealth Bank of Australia	受控制公司擁有之權益	148,633,150	5.02%

附註：

(A) 2,081,074,098股股份由Delta Roads Limited(「Delta」)全資擁有之附屬公司Anber Investments Limited(「Anber」)持有，而Delta則由Dover Hills Investments Limited(「Dover」)全資擁有。Dover亦為Supreme Choice Investments Limited(「Supreme」)之全資擁有公司，而Supreme則由合和實業全資擁有。Anber、Delta、Dover、Supreme及合和實業所持有之2,081,074,098股股份權益為同一批股份及均為好倉。根據證券及期貨條例，彼此之權益均被視為對方之權益。公司之董事一胡爵士、何炳章先生、胡文新先生及莫仲達先生亦為Anber、Delta、Dover、Supreme及合和實業之董事。

除上述所披露外，於二零零九年六月三十日，公司概無接獲通知佔公司之已發行股本5%或以上之任何其他權益或淡倉，而須按證券及期貨條例第336條載錄於登記冊內。

購回、出售或贖回證券

年內，公司在聯交所以總代價(包括交易費用)港幣37,781,000元購回8,788,000股股份，該等股份在購回後隨即被註銷。註銷股份面值港幣878,800元已撥往資本贖回儲備，其總代價由公司保留溢利所支付。有關購回股份之詳情如下：

購回月份	購回普通股總數	每股最高價 港幣	每股最低價 港幣	支付總代價(包括交易費用*) 港幣千元
2008年11月	400,000	4.15	3.90	1,653
2008年12月	4,462,500	4.30	4.09	18,979
2009年1月	3,925,500	4.46	4.20	17,149
合共	8,788,000			37,781

* 交易費用為佣金、印花稅、交易徵費及交易費。

回購股份旨在提高集團之每股盈利，有利全體股東。

除以上披露外，公司或其任何附屬公司於二零零九年六月三十日止年度內並無購回、出售或贖回任何其上市之證券。

優先購買權

公司之組織章程細則或開曼群島之法例並無優先購買權之條款，致使公司須按比例向現有股東提呈發售新股。

確認獨立性

公司已收到每位獨立非執行董事根據上市規則第3.13條作出確認其獨立性之年度確認函，並仍然認為有關董事確屬獨立人士。

關連交易

有關珠江三角洲西岸幹道II期及III期之補充修改協議

於二零零八年九月二日，公司及合和實業發出聯合公告，宣佈公司之全資附屬公司合和廣珠高速公路發展有限公司(「合和廣珠」)與廣東省公路建設有限公司(「西綫中方夥伴」)，就西綫II期及西綫III期簽訂協議(「二零零八年III期補充修改協議」『如下文所定議』及「二零零八年II期補充修改協議」『如下文所定議』，合稱「二零零八年補充修改協議」)。

(a) 二零零八年III期補充修改協議

於二零零八年九月二日，合和廣珠與西綫中方夥伴就有關西綫III期簽訂：i)雙方同意修改於二零零四年一月五日所訂立之中外合作經營合同(「合作合同」)(經不時修訂)之有條件協議；及

ii)雙方同意修改廣東廣珠西綫高速公路有限公司(「西綫合營企業」)章程(「合作章程」)(經不時修訂)之有條件協議,(合稱為「二零零八年III期補充修改協議」)。

二零零八年III期補充修改協議之主要條款摘要如下:

(i) 合作合同及合作章程之合作範圍現從西綫I期及西綫II期擴大至包括投資、興建及經營西綫III期及其相關設施。

(ii) 倘有關政府部門批准,西綫III期之投資總額預計將由人民幣32.6億元(不包括在建設期內所產生之貸款利息及日後政府收費及費用之調整(如有))增加至人民幣56億元(包括在建設期內所產生之貸款利息)。

(iii) 西綫合營企業之註冊資本將由人民幣23.03億元增加人民幣19.6億元至人民幣42.63億元,將由西綫中方夥伴及合和廣珠以現金各自投入相同份額(即各方出資人民幣9.8億元)。該出資額之20%將在西綫合營企業之新營業執照發出當日起計三個月內投入,而其餘部份則於兩年內投入。在新增註冊資本投入前,西綫中方夥伴同意墊付有關項目之支出,西綫合營企業將按中國人民銀行所公佈之貸款利率或西綫中方夥伴所取得貸款之實際利率(以較低者為準)支付由西綫中方夥伴所墊付之任何項目支出按季複息計算之利息,直至墊付之款項清償日止。

(iv) 根據合作章程中規定之西綫合營企業的經營期限(「合作經營期限」),將自西綫合營企業之新營業執照發出日期起計,為期40年,惟須獲得中國政府有關部門批准。在合作經營期限屆滿前六個月,經西綫合營企業董事會一致決議及取得原審批監管部門之批准,合作經營期限或可予延長。

(b) 二零零八年II期補充修改協議

於二零零八年九月二日,合和廣珠與西綫中方夥伴就西綫II期而簽訂:i)雙方同意修改合作合同之有條件協議及ii)雙方同意修改合作章程之有條件協議,(合稱「二零零八年II期補充修改協議」)。

二零零八年II期補充修改協議之主要條款摘要如下:

(i) 倘有關政府部門批准,西綫II期之投資總額預計將由人民幣49億元(不包括在建設期內所產生之貸款利息及日後政府收費及費用之調整(如有))增加至人民幣72億元(包括在建設期內所產生之貸款利息)。

(ii) 西綫合營企業之註冊資本將由人民幣42.63億元進一步增加至人民幣50.68億元，新增註冊資本合計人民幣8.05億元將由西綫中方夥伴及合和廣珠以現金各自投入相同份額(即各方出資人民幣4.025億元)。該出資額之20%將在西綫合營企業之新營業執照發出當日起計三個月內投入，而其餘部份則於兩年內投入。在新增註冊資本投入前，西綫中方夥伴同意墊付有關項目之支出，西綫合營企業將按中國人民銀行所公佈之貸款利率或西綫中方夥伴所取得貸款之實際利率(以較低者為準)支付由西綫中方夥伴所墊付之任何項目支出按季複息計算之利息，直至墊付之款項清償日止。

公司之董事會相信，西綫II期及西綫III期之交通流量將受到廣東省汽車數量之增長及香港與珠江三角洲西岸間運輸網絡發展之協同效益所帶動。預期西綫III期及西綫II期之建設總成本將超出原預算，其原因為(i)中國政府收緊對出讓土地之控制及提高補償標準引致西綫合營企業應付之徵地及拆遷成本有所增加；(ii)建築材料價格上漲；(iii)包含於建設期間將產生之貸款利息；及(iv)西綫III期之設計變更增添更多隧道及橋樑。

二零零八年補充修改協議之條款乃由公司與西綫中方夥伴經過公平磋商後釐定。公司之董事會(包括獨立非執行董事)認為該二零零八年補充修改協議之條款實屬公平合理，且符合公司股東之整體利益。

根據公司與聯交所簽訂之上市協議第46條條款及合和實業於二零零三年八月七日致聯交所之函件，由集團與內地企業共同控制以經營收費公路項目之中外合作經營企業一西綫合營企業，在當時上市規則第14章(於二零零四年三月三十一日起生效之上市規則修訂，將第14章分割為第14及第14A章)之下，被視作為公司之附屬公司。西綫中方夥伴乃一國營企業，由廣東省交通集團有限公司(「廣東交通集團」)全資擁有及管理。廣東交通集團乃由廣東省政府成立之國營企業，主要從事投資、興建、監督及經營廣東省內之主要運輸及基建項目。西綫中方夥伴現分別擁有西綫合營企業及廣深珠高速公路有限公司(由西綫中方夥伴及公司之附屬公司成立之中外合作經營企業)之50%及52%權益；據此，在上市規則第14A章下，西綫中方夥伴被視作為公司的關連人士。因此，二零零八年補充修改協議構成公司之關連交易。由於有關二零零八年補充修改協議之一項或多項適用百分比率超過5%但低於25%，故二零零八年補

充修改協議構成公司一項須予披露交易。根據上市規則第14A章，二零零八年補充修改協議須遵守企業申報及公告的要求，並須獲得獨立股東之批准。

按照上市規則第14A章43條，如召開東大會之上市發行人並無任何股東須放棄表決權利，及有股東持有的證券面值逾50%或以上，並有權出席為通過有關關連交易而召開之股東大會及於會上表決，則召開股東大會的規定或可以獨立股東書面批准方式代替。於二零零八年九月二十二日（公司與合和實業聯合公函發出之日），Anber為合和實業之全資擁有公司，持有公司已發行股份約72.72%，其已作出書面確認，倘二零零八年補充修改協議需公司獨立股東批准，將會投票贊成。Anber於二零零八年補充修改協議中並無擁有別於公司其他股東之任何重大權益，及倘公司須就二零零八年補充修改協議之通過召開股東大會，公司並無任何股東需要放棄投票權。故此，公司已向聯交所申請豁免召開股東大會以徵求獨立股東批准二零零八年補充修改協議，並已獲得聯交所批准。

有關該二零零八年補充修改協議之資料，公司與合和實業已於日期分別為二零零八年九月二日之聯合公告及二零零八年九月二十二日之聯合通函內披露。

持續關連交易

(A) 與南粵之管理協議

於二零零七年六月一日，西綫合營企業與廣東交通集團之附屬公司 — 廣東南粵物流股份有限公司（「南粵」）訂立管理協議（「該管理協議」）。

根據該管理協議，南粵向西綫合營企業提供物料物流服務，包括西綫II期項目主要建築物料之規劃、採購及物流管理（「物料物流服務」）。南粵獲委任之年期由簽署該協議日期起計為期三年或直至完成物料供應、支付全部物料費用及經由西綫合營企業有關部門審核後（以較早日期為準）屆滿，並可按雙方協定之方式將南粵之任期延長。該管理協議將於南粵之委任年期結束及擔保期（即西綫II期項目竣工後24個月）屆滿後終止。服務費為西綫II期項目供應物料費用之2.5%，而服務費（在減5%保證費後）須按季度支付，該筆保證費將於該管理協議之年期屆滿後

不計利息退還予南粵。南粵須向有關物料供應商採購物料及將物料供應予獲西綫合營企業委任興建西綫II期項目之承建商(「建設工程承建商」)。物料費用應由建設工程承建商支付予南粵。倘若有關物料供應商未能按時供應物料，在獲西綫合營企業批准下，南粵可採取所需行動以恢復西綫II期項目之物料供應，包括動用本身之物料存貨或另行採購物料。

根據上文標題為「關連交易」一節所披露之原因，南粵為一間廣東交通集團之附屬公司，因此就上市規則第14A章而言，其被視為公司之關連人士。

根據該管理協議，截至二零零九年六月三十日止年度就物料物流服務已付或應付南粵之服務費為人民幣1,200萬元(二零零八年：人民幣1,170萬元)。

公司之獨立非執行董事已審閱及確認南粵截至二零零九年六月三十日止財政年度提供之物料物流服務乃按一般商業條款及在集團之日常及一般業務過程中訂立，且符合管理協議，而其條款乃屬公平合理及符合公司之整體利益。

此外，根據上市規則第14A.38條，董事會委任公司之核數師德勤•關黃陳方會計師行(「德勤」)就南粵所提供之物料物流服務執行若干之協定程式。德勤已經向董事會報告(i)物料物流服務交易已獲得公司董事會批准，(ii)截至二零零九年六月三十日止年度，物料物流服務費用並未超過公司與合和實業於二零零七年六月一日作出之聯合公佈內所披露之年度限額人民幣2,200萬元，以及(iii)物料物流服務交易乃根據規管該等關連交易之該管理協議進行。

(B) 有關合和中心辦公室面積之租賃協議

於二零零八年一月三十一日，就處理公司擴充，合和實業之全資附屬公司Singway (B.V.I.) Company Limited(「Singway」)(作為業主)與公司持有97.5%之附屬公司合和中國發展(高速公路)有限公司(「合和發展」)(作為租戶)，就有關將公司之辦公室由合和中心64–02室搬遷至63–02室而訂立補充協議(「補充協議」)及就合和中心59樓及63樓擴充辦公室而訂立租賃協議(「擴充協議」)。

按補充協議及擴充協議(合稱為「有關協議」)，擴充區域之租金(包括現時的冷氣費及管理費)由合和發展支付予Singway，該租金乃參照類似規模及地點辦公室單位之公開市場租金釐定。公司董事會(包括獨立非執行董事)認為，有關協議之條款乃按公平原則磋商釐定，並在一般商業條款及在集團之日常及一般業務過程中訂立，而該等條款屬公平合理，符合公司股東之整體利益。

簽訂有關協議之前，合和發展與Singway已有租賃安排，包括合和中心64–02室(已按補充協議於二零零八年二月一日搬遷至合和中心63–02室)之租約及年期由二零零七年七月一日至二零零九年六月三十日止之合和中心5904B室租約，及以月租形式租賃合和中心兩個泊車位之租約(合稱為「現時租賃安排」)。

由於Singway為合和實業的一家全資附屬公司，而合和實業為公司之控股公司，因此根據上市規則，Singway為公司之關連人士；根據上市規則第14A.14條，所訂立之協議(連同現時租賃安排)構成公司之持續關連交易，須遵守載於上市規則第14A.45至14A.47條及14A.37至14A.40條之申報、公佈及年度審閱之規定，但獲豁免遵守上市規則第14A.34條之獨立股東批准之規定。

截至二零零八年六月三十日及二零零九年六月三十日止年度，合和發展按有關協議及現時租賃安排，已支付予Singway之租金(包括冷氣費和管理費)總額分別為港幣2,298,580元及港幣3,057,306元。

公司之獨立非執行董事已審閱及確認，於截至二零零八年六月三十日至二零零九年六月三十日止財政年度簽訂之有關協議及現時租賃安排項下之交易(「持續租賃交易」)乃於公司之日常及一般業務過程中按一般商業條款訂立，且符合有關規管協議，而該等條款屬公平合理及符合公司股東之整體利益。

根據上市規則第14A.38條，董事會委任德勤就持續租賃交易執行若干之協定程式。德勤已經向董事會報告(i)持續租賃交易已獲得公司董事會批准，(ii)截至二零零八年六月三十日及二零零九年六月三十日止年度，按該等協議及現時租賃安排而支付之總額，並未超過每年之年度限額(分別為港幣3,000,000元及港幣4,000,000元)；以及(iii)持續租賃交易乃根據規管有關協議及現時租賃安排而訂立。

除上述所披露外，在年內進行但不構成關連交易或持續關連交易的關連人士交易已載列於綜合財務報表附註39。

公眾持股量

就可提供予公司之公開資料及公司董事所知，於本報告日，公司已發行股份有足夠並超過上市規則規定25%之公眾持股量。

上市規則第13.18章下之披露

根據公司之全資附屬公司簽訂的一份貸款協議，一項總額為港幣3,600,000,000元之貸款，由二零零五年十月十三日起計為期五年。倘若公司在任何時間不再屬合和實業之附屬公司，則將會構成違約。

核數師

續聘德勤•關黃陳方會計師行為公司核數師之決議案將於即將舉行之股東週年大會上提呈。

承董事會命

胡應湘爵士 GBS, KCMG, FICE
主席
香港，二零零九年八月二十六日

Deloitte.
德勤

致合和公路基建有限公司各股東
（於開曼群島註冊成立之有限公司）

本核數師（以下簡稱「本行」）已審核載於第61頁至第111頁之合和公路基建有限公司（「貴公司」）及其附屬公司（統稱「貴集團」）之綜合財務報表，其中包括於二零零九年六月三十日之綜合資產負債表與公司資產負債表，及截至該日止年度的綜合收益表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他註釋。

董事就綜合財務報表須承擔之責任

貴公司董事須負責按照國際財務報告準則及香港公司條例之披露要求，編製及真實與公平地呈報該等綜合財務報表。該責任包括設計、實施及維持與編製及真實與公平地呈報綜合財務報表相關之內部監控，以使綜合財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇及應用適當之會計政策；以及在有關情況下作出屬合理之會計估計。

核數師之責任

本行之責任是根據本行審核工作之結果，對該等綜合財務報表發表意見，並將此意見僅向全體股東（作為法人）報告，而不作其他用途。本行不對任何其他人士就本報告內容負責或承擔責任。本行乃按照香港會計師公會頒佈之香港審計準則進行審核工作。該等準則規定，本行須按照道德操守規定規劃及進行審核工作，以合理確定綜合財務報表是否不存有任何重大錯誤陳述。

審核工作涉及獲取綜合財務報表所載金額及披露資料之審核憑證之執行程式。所選用之程式取決於核數師之判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述之風險。在評估該等風險時，核數師會考慮與有關公司編製及真實與公平地呈報綜合財務報表相關之內部監控，以設計在有關情況下屬適當之審核程序，但並非為對公司之內部監控之效能發表意見。審核工作亦包括評價董事所採用之會計政策之合適性及所作出之會計估計之合理性，以及評價綜合財務報表之整體呈報方式。

本行相信，本行所獲得的審核憑證已充分並適當地為本行之審核意見提供基礎。

意見

本行認為，綜合財務報表均按照國際財務報告準則真實與公正地反映　貴公司及　貴集團於二零零九年六月三十日之財務狀況及　貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露要求妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零九年八月二十六日

財務報告書

綜合收益表

截至二零零九年六月三十日止年度

	附註	二零零八年 港幣千元 （重列）	二零零九年 港幣千元
路費收入		1,716,797	**1,809,179**
建築收益		1,193,704	**1,215,977**
營業額	5	2,910,501	**3,025,156**
其他收入及其他費用	6	675,510	**163,336**
建築成本		(1,193,704)	**(1,215,977)**
重鋪路面費用撥備		(26,907)	**(12,674)**
收費高速公路營運費用		(163,099)	**(143,423)**
折舊及攤銷費用		(304,732)	**(307,102)**
一般及行政費用		(134,097)	**(83,513)**
財務成本	7	(252,374)	**(161,506)**
出售一間共同控制個體盈利	8	973,594	**—**
除税前溢利		2,484,692	**1,264,297**
所得税開支	9	(452,192)	**(187,303)**
年內溢利	10	2,032,500	**1,076,994**
撥歸：			
公司股權持有人		2,013,957	**1,059,399**
少數股東權益		18,543	**17,595**
年內溢利		2,032,500	**1,076,994**
已付股息	12	1,306,980	**4,216,585**
		港仙 （重列）	**港仙**
每股溢利	13		
基本		67.81	**35.72**
攤薄後		67.78	**35.72**

綜合資產負債表

於二零零九年六月三十日

	附註	二零零八年 港幣千元 （重列）	二零零九年 港幣千元
資產			
非流動資產			
物業及設備	15	183,980	**189,401**
經營權無形資產	16	10,361,834	**11,279,829**
與共同控制個體之結餘	20	530,645	**141,062**
		11,076,459	**11,610,292**
流動資產			
存貨		2,052	**2,370**
按金及預付款項		17,212	**15,192**
其他應收款項	22	78,477	**62,666**
其他應收一間共同控制個體之款項	22	11,714	**—**
共同控制個體之已抵押銀行結餘及存款	23	235,265	**118,927**
銀行結餘及現金	23		
— 集團		5,997,274	**2,775,222**
— 共同控制個體		4,865	**3,136**
		6,346,859	**2,977,513**
資產總額		17,423,318	**14,587,805**

綜合資產負債表

於二零零九年六月三十日

	附註	二零零八年 港幣千元 （重列）	二零零九年 港幣千元
股東權益及負債			
資本及儲備			
股本	24	297,048	**296,169**
股份溢價及儲備		11,252,505	**8,044,836**
公司股權持有人應佔權益		11,549,553	**8,341,005**
少數股東權益		50,718	**47,930**
權益總額		11,600,271	**8,388,935**
非流動負債			
其他應付款項	26	55,267	**39,732**
共同控制個體之銀行及其他貸款	27	4,444,077	**4,893,801**
與一間合營企業夥伴之結餘	28	360,154	**141,010**
重鋪路面責任撥備	29	25,920	**8,421**
遞延税項負債	30	251,731	**320,307**
		5,137,149	**5,403,271**
流動負債			
其他應付款項、預提費用及已收按金	26	383,145	**387,443**
共同控制個體之銀行貸款	27	267,109	**344,344**
其他應付利息		5,677	**3,604**
税項負債		29,967	**32,029**
重鋪路面責任撥備	29	—	**28,179**
		685,898	**795,599**
負債總額		5,823,047	**6,198,870**
股東權益及負債總額		17,423,318	**14,587,805**

胡文新
董事總經理

陳志鴻
董事副總經理

公司資產負債表

於二零零九年六月三十日

	附註	二零零八年 港幣千元	二零零九年 港幣千元
資產			
非流動資產			
於附屬公司之投資	17	2,260,778	**2,279,147**
應收一間附屬公司款項	19	937,320	**530,347**
		3,198,098	**2,809,494**
流動資產			
存款及預付款		4,833	**1,717**
應收附屬公司款項	19	1,008,753	**710,676**
銀行結餘及現金	23	5,993,215	**2,771,486**
		7,006,801	**3,483,879**
資產總額		10,204,899	**6,293,373**
股東權益及負債			
資本及儲備			
股本	24	297,048	**296,169**
股份溢價及儲備	25	9,203,264	**5,990,676**
權益總額		9,500,312	**6,286,845**
流動負債			
其他應付款項及預提費用	26	5,700	**5,160**
應付附屬公司款項	21	698,887	**1,368**
負債總額		704,587	**6,528**
股東權益及負債總額		10,204,899	**6,293,373**

胡文新
董事總經理

陳志鴻
董事副總經理

綜合權益變動表

截至二零零九年六月三十日止年度

	歸於公司股權持有人										
	股本 港幣千元	股份溢價 港幣千元	中國法定儲備 港幣千元	換算儲備 港幣千元	供股份獎勵計劃認購之股份 港幣千元	優先認股權儲備 港幣千元	股份獎勵儲備 港幣千元	保留溢利 港幣千元	總計 港幣千元	少數股東權益 港幣千元	總計 港幣千元
於二零零七年七月一日											
一按原本呈列	297,033	7,474,073	106,353	201,115	(5,535)	1,743	1,433	2,818,880	10,895,095	44,383	10,939,478
一會計政策變動影響(附註2)	–	–	–	(13,225)	–	–	–	(126,256)	(139,481)	–	(139,481)
一按重列	297,033	7,474,073	106,353	187,890	(5,535)	1,743	1,433	2,692,624	10,755,614	44,383	10,799,997
換算海外營運產生之匯兑收益（直接在權益確認）	–	–	–	166,123	–	–	–	–	166,123	–	166,123
年內溢利	–	–	–	–	–	–	–	2,013,957	2,013,957	18,543	2,032,500
出售一間共同控制個體而轉撥至損益	–	–	–	(76,918)	–	–	–	–	(76,918)	–	(76,918)
已確認收入總額	–	–	–	89,205	–	–	–	2,013,957	2,103,162	18,543	2,121,705
一間共同控制個體之溢利分配變動	–	–	(4,254)	(3,475)	–	–	–	–	(7,729)	–	(7,729)
行使優先認股權而按溢價發行之股份	15	1,018	–	–	–	(144)	–	–	889	–	889
確認股本結算以股份為基礎之付款	–	–	–	–	–	2,126	2,471	–	4,597	–	4,597
就股份獎勵計劃歸屬之股份	–	–	–	–	2,767	–	(2,360)	(407)	–	–	–
儲備轉撥	–	–	7,727	–	–	–	–	(7,727)	–	–	–
於年內確認為分派之股息(附註12)	–	–	–	–	–	–	–	(1,306,980)	(1,306,980)	–	(1,306,980)
已付少數股東股息	–	–	–	–	–	–	–	–	–	(12,208)	(12,208)
於二零零八年六月三十日，按重列	297,048	7,475,091	109,826	273,620	(2,768)	3,725	1,544	3,391,467	11,549,553	50,718	11,600,271
換算為呈列貨幣產生之匯兑虧損（直接於權益確認）	–	–	–	(15,170)	–	–	–	–	(15,170)	–	(15,170)
年內溢利	–	–	–	–	–	–	–	1,059,399	1,059,399	17,595	1,076,994
已確認收入及支出總額	–	–	–	(15,170)	–	–	–	1,059,399	1,044,229	17,595	1,061,824
確認股本結算以股份為基礎之付款	–	–	–	–	–	1,038	614	–	1,652	–	1,652
就股份獎勵計劃歸屬之股份	–	–	–	–	2,768	–	(2,158)	(610)	–	–	–
沒收已歸屬之優先認股權	–	–	–	–	–	(189)	–	189	–	–	–
已購回及已註銷之股份	(879)	(36,965)	–	–	–	–	–	–	(37,844)	–	(37,844)
儲備轉撥	–	–	601	–	–	–	–	(601)	–	–	–
於年內確認為分派之股息(附註12)	–	(2,495,202)	–	–	–	–	–	(1,721,383)	(4,216,585)	–	(4,216,585)
已付少數股東股息	–	–	–	–	–	–	–	–	–	(20,383)	(20,383)
於二零零九年六月三十日	296,169	4,942,924	110,427	258,450	–	4,574	–	2,728,461	8,341,005	47,930	8,388,935

綜合現金流量表

截至二零零九年六月三十日止年度

	附註	二零零八年 港幣千元 (重列)	二零零九年 港幣千元
經營業務			
除稅前溢利		2,484,692	**1,264,297**
經調整：			
建築收益	35	(1,193,704)	**(1,215,977)**
建築成本		1,193,704	**1,215,977**
出售一間共同控制個體盈利		(973,594)	**–**
利息支出、公平值調整及重估未來現金流虧損		280,055	**434,950**
利息收入、公平值調整及重估未來現金流盈利		(242,587)	**(426,289)**
匯兌(收益)虧損淨額		(439,170)	**2,256**
重鋪路面費用撥備		26,907	**12,674**
折舊及攤銷費用		304,732	**307,102**
以股本為基礎之付款支出		4,597	**1,652**
就應收款項確認(撥回)之減值虧損		4,572	**(1,098)**
出售物業及設備收益		(159)	**(58)**
未計營運資金變動前之經營業務現金流量		1,450,045	**1,595,486**
存貨減少(增加)		534	**(318)**
存款及預付款項減少		7,750	**2,020**
其他應收款項(增加)減少		(17,004)	**30,826**
其他應付款項、預提費用及已收按金增加		43,924	**30,068**
重鋪路面責任撥備減少		(31,620)	**(1,868)**
經營業務產生之現金		1,453,629	**1,656,214**
已付所得稅		(145,104)	**(115,597)**
來自經營業務之現金淨額		1,308,525	**1,540,617**
投資業務			
出售一間共同控制個體產生之現金流淨額	8	1,719,912	**–**
出售一間共同控制個體之已付稅項		(132,376)	**–**
收取額外投資成本		382,722	**–**
購買物業及設備		(50,167)	**(49,298)**
已付建築成本		(1,009,588)	**(1,170,384)**
出售物業及設備之所得款項		683	**89**
償還向一間共同控制個體投入之註冊資本及借予其之貸款		493,793	**28,625**
償還一間共同控制個體之其他應收款項		24,555	**11,690**
向共同控制個體投入之註冊資本的代墊款項及借予其之貸款		(333,311)	**(54,461)**
已收利息		210,543	**74,223**
來自(用於)投資業務之現金淨額		1,306,766	**(1,159,516)**

截至二零零九年六月三十日止年度

	二零零八年 港幣千元 （重列）	二零零九年 港幣千元
融資活動		
發行股份所得款項	889	—
新增銀行及其他貸款	1,185,983	**1,019,967**
償還銀行及其他貸款	(187,144)	**(470,253)**
償還合營企業夥伴提供之貸款	(284,075)	—
合營企業夥伴投入的註冊資本及貸款	154,348	**235,022**
已付利息	(256,395)	**(210,070)**
已付股息予：		
一 公司股權持有人	(1,306,980)	**(4,216,585)**
一 一間附屬公司之少數股東	(12,208)	**(20,383)**
購回股份	—	**(37,844)**
用於融資活動之現金淨額	(705,582)	**(3,700,146)**
現金及現金等值物增加（減少）淨額	1,909,709	**(3,319,045)**
承前現金及現金等值物	4,322,389	**6,210,116**
外匯匯率變動影響	(7,656)	**(21,002)**
一間共同控制個體之溢利分配變動影響	(14,326)	—
現金及現金等值物結轉	6,210,116	**2,870,069**
現金及現金等值物結餘分析：		
銀行結餘及現金	6,002,139	**2,778,358**
共同控制個體之已抵押銀行結餘及存款	207,977	**91,711**
現金及現金等值物結轉	6,210,116	**2,870,069**

現金包括持有現金及活期存款。現金等值物指可隨時轉換為已知金額之短期高流動投資，所承受價值變動風險不大 。

綜合財務報表附註

截至二零零九年六月三十日止年度

1. 一般資料

公司為一家在開曼群島註冊成立的獲豁免有限責任公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。公司之直接控股公司為Anber Investments Limited(一家在英屬處女群島註冊成立之有限公司)。公司之最終控股公司是合和實業有限公司(「合和實業」)，是一間於香港註冊成立之公眾有限責任公司，其股份亦於聯交所上市。

公司之註冊辦事處及主要營業處之地址於年報內公司資料一節中披露。

公司乃一間投資控股公司。其主要附屬公司及共同控制個體之主要業務詳情分別載列於附註34及18。

公司於過往年度之功能貨幣為港幣(「港幣」)。年內，董事在重新檢視公司的主要投資活動及策略後，決定將其功能貨幣由港幣轉為人民幣(「人民幣」)。公司功能貨幣變動之影響經已於年內預先入賬。

由於公司股份於聯交所上市，董事認為港幣為適當之呈列貨幣，因此綜合財務報表繼續以港幣呈列。

2. 採納新訂及經修訂國際財務報告準則

年內，集團首次應用下列由國際會計準則委員會頒佈的修訂及國際財務報告詮釋委員會頒佈的詮釋(統稱「新訂國際財務報告準則」)，有關修訂及詮釋正在或已經生效。

國際會計準則第39號及國際財務報告準則第7號(修訂本)	金融資產重分類
國際財務報告詮釋委員會第9號及國際會計準則第39號(修訂本)	內含衍生工具
國際財務報告詮釋委員會第12號	服務經營權安排
國際財務報告詮釋委員會第13號	客戶忠誠度計劃
國際財務報告詮釋委員會第14號	國際會計準則第19號 — 對設定受益資產之限制、最低資金要求及其相互作用

採納該等新訂國際財務報告準則導致集團之會計政策出現以下變動，該等變動對當前或過往會計年度集團業績及財務狀況的編製及呈列產生影響。

服務經營權安排

年內，集團已應用國際財務報告詮釋委員會第12號「服務經營權安排」。

集團之共同控制個體(「經營者」)與中華人民共和國(「中國」)之地方政府部門(「授出者」)簽訂了合約性服務安排，以參與收費高速公路之發展、融資、經營及維護。根據該等安排，集團之共同控制個體為授出者開展收費高速公路之建築服務，以換取有關收費高速公路之經營權，代表授出者於指定經營權期間提供公共服務及獲賦予權利向收費高速公路之使用者收取路費。

國際財務報告詮釋委員會第12號就經營者在服務經營安排中提供公共服務的會計處理方法提供了指引。

過往年度，集團之共同控制個體於指定經營權期間擁有收費高速公路經營權之收費高速公路所產生之建築成本，乃按成本值減累計折舊及任何累計減值虧損入賬為物業及設備。收費高速公路之折舊除資本化的重鋪成本外，由收費高速公路商業營運之日起計，在其剩餘經營權期間以各共同控制個體各自剩餘經營權期間實際車流量與預期車流總量比率乘以資產賬面淨值作計算以撇銷其成本。預期車流量是由管理層經參考獨立交通顧問編製之交通預測報告後釐定。資本化之重鋪成本之折舊以類同基準估計之八年使用期計算。

2. 採納新訂及經修訂國際財務報告準則*(續)*

服務經營權安排*(續)*

根據國際財務報告詮釋委員會第12號，由於有關合約服務安排並無賦予經營者公共服務基建之使用控制權，詮釋範圍內之基建項目不會被確認為經營者之物業及設備。倘經營者提供基建項目之建造服務，該詮釋要求經營者對收費高速公路相關的建造服務根據國際會計準則第11號「建築合約」以收益及成本入賬，及倘經營者獲得權利(許可證指「經營權無形資產」)向公共服務之使用者收費，則根據國際會計準則第38號「無形資產」視已收及應收建造服務代價之公平值為一項無形資產。此外，集團根據國際會計準則第18號「收入」對關於營運該基建設施之服務入賬。於高速公路的建設階段，所有建築工程均外包予第三方及就建築服務並無已實現或可實現的現金。

當相關收費高速公路完成後，經營權無形資產由相關收費高速公路開始商業營運之日起，在其估計使用年期或剩餘經營權期間(以較短者為準)攤銷以撇減其成本，而所用之攤銷法應反映該項無形資產的未來經濟利益之預期使用模式。

於編製截至二零零八年十二月三十一日止六個月公司財務資料之簡明綜合現金流量表時，由於採納了國際財務報告詮釋委員會第12號，支付建築成本的現金流出呈列於「經營業務」項下。於編製截至二零零九年六月三十日止年度公司綜合財務報表之綜合現金流量表時，支付建築成本的現金流出呈列於「投資業務」項下，此乃由於公司管理層認為相關處理更能反映現金流出的性質，即該等用於收購經營權無形資產之現金付款。

作為各經營權安排中之責任的一部分，集團之共同控制個體需負責重鋪其管理之收費高速公路路面。倘集團之共同控制個體因過往情況而於現時產生法律或推定責任，則所產生之重鋪路面成本(提升服務除外)須根據國際會計準則第37號「撥備、或然負債及或然資產」計提撥備。

重鋪路面責任撥備乃以董事對於任何日期抵償責任所需開支之最佳估計的現值計量，該數值與該日之車流量成正比，所使用之除稅前比率反映金錢時間價值及該責任之特定風險之現時市場評估。隨時間增加之重鋪路面責任撥備(就每十二年估計重鋪路面工程)乃於綜合收益表內確認為重鋪路面費用撥備。

可扣減暫時性差額之遞延稅項影響現時以反映集團預期於各結算日撥回之稅項影響之基準重新評估。

對於不能追溯應用此詮釋之服務安排，集團已根據國際財務報告詮釋委員會第12號的過渡性條款，於二零零七年七月一日(相對應財務期間的開端)按無形資產(不論過往如何分類)之過往賬面值為其於二零零七年七月一日之賬面值之基準以確認無形資產。就因服務經營權安排而作出之預付租賃付款而言，集團之共同控制個體除用於過往於相關服務經營權期間按直線基準分開呈列及攤銷之服務經營權安排外，並無決定權或任意將其用於其他服務，並於二零零七年七月一日重新分類為服務經營權安排下換得的無形資產。

集團因建設及發展共同控制個體經營之收費高速公路而承擔額外發展開支(「額外發展成本」)，該等個體並未將有關金額入賬。過往年度，該成本的一部份乃按集團於共同控制個體之分佔權益及溢利攤分比率或現金流淨額分佔比率(視乎具體情況而定)為基準計算，並已計入收費高速公路之成本。該成本之結餘於「共同控制個體之額外投資成本」入賬，並已按相關共同控制個體將收費高速公路折舊所採用之相同基準作出攤銷。於出售一間共同控制個體後，未攤銷額外發展成本之應佔金額於釐定出售盈虧時計入。「發展中收費高速公路項目之額外投資成本」指於進行實際施工前就收費高速公路項目產生之發展開支，並已按成本扣除任何已識別減值虧損列賬。上述額外投資成本亦已於二零零七年七月一日重新分類為服務經營權安排項下之無形資產。

2. 採納新訂及經修訂國際財務報告準則 *(續)*

服務經營權安排 *(續)*

於本年度內，除以上所述者外，集團已追溯應用此項詮釋，而下文則概述採納此項詮釋之財務影響。

因過往年度及本年度應用國際財務報告詮釋委員會第12號而產生會計政策變動之影響，分類如下：

	截至六月三十日止年度 二零零八年 港幣千元	二零零九年 港幣千元
建築收益增加	1,193,704	**1,215,977**
建築成本增加	(1,193,704)	**(1,215,977)**
重鋪路面費用撥備增加	(26,907)	**(12,674)**
折舊及攤銷費用減少	49,996	**28,288**
所得税開支(增加)減少	(6,199)	**1,204**
年內溢利增加	16,890	**16,818**

應用國際財務報告詮釋委員會第12號於二零零八年六月三十日之影響概述如下：

	於二零零八年六月三十日(原本呈列) 港幣千元	**調整 港幣千元**	**於二零零八年六月三十日(重列) 港幣千元**
資產負債表項目			
物業及設備	9,394,586	(9,210,606)	183,980
於共同控制個體之額外投資成本	1,113,375	(1,113,375)	—
發展中收費高速公路項目之額外投資成本	53,903	(53,903)	—
預付租金	139,067	(139,067)	—
經營權無形資產	—	10,361,834	10,361,834
重鋪路面責任撥備	—	(25,920)	(25,920)
遞延税項負債	(295,965)	44,234	(251,731)
對資產及負債總額之影響		(136,803)	
保留溢利	3,500,833	(109,366)	3,391,467
換算儲備	301,057	(27,437)	273,620
對權益總額之影響		(136,803)	

應用國際財務報告詮釋委員會第12號對集團於二零零七年七月一日之權益之影響概述如下：

	於二零零七年七月一日(原本呈列) 港幣千元	**調整 港幣千元**	**於二零零七年七月一日(重列) 港幣千元**
保留溢利	2,818,880	(126,256)	2,692,624
換算儲備	201,115	(13,225)	187,890
對權益總額之影響		(139,481)	

2. 採納新訂及經修訂國際財務報告準則*(續)*

服務經營權安排*(續)*
對每股基本溢利之影響：

	截至六月三十日止年度	
	二零零八年 港仙	**二零零九年 港仙**
調整前之數據	67.25	**35.15**
調整	0.56	**0.57**
經調整	67.81	**35.72**

對每股攤薄溢利之影響：

	截至六月三十日止年度	
	二零零八年 港仙	**二零零九年 港仙**
調整前之數據	67.22	**35.15**
調整	0.56	**0.57**
經調整	67.78	**35.72**

集團並未提早採用以下已頒佈但尚未生效之新訂或經修訂之準則、修訂本或詮釋。

國際財務報告準則(修訂本)	國際財務報告準則第5號(修訂本)部份為國際財務報告準則之改善(二零零八年五月)[1]
國際財務報告準則(修訂本)	國際財務報告準則之改善(二零零九年四月)[2]
國際會計準則第1號(經修訂)	呈列財務報表[3]
國際會計準則第23號(經修訂)	借款成本[3]
國際會計準則第27號(經修訂)	綜合及單獨財務報表[4]
國際會計準則第32及第1號(修訂本)	結算時衍生的可贖回金融衍生工具及債務[3]
國際會計準則第39號(修訂本)	合資格對沖項目[4]
國際財務報告準則第1號及國際會計準則第27號(修訂本)	投資於附屬公司、共同控制個體或聯營公司之成本[3]
國際財務報告準則第1號(修訂本)	首次採用者之額外豁免[5]
國際財務報告準則第2號(修訂本)	歸屬條件及註銷[3]
國際財務報告準則第2號(修訂本)	集團以現金結算以股份支付之交易[5]
國際財務報告準則第3號(經修訂)	業務合併[4]
國際財務報告準則第7號(修訂本)	對有關金融工具之披露之改善[3]
國際財務報告準則第8號	經營板塊[3]
國際財務報告詮釋委員會第15號	房地產建築協議[3]
國際財務報告詮釋委員會第16號	海外業務投資淨額對沖[6]
國際財務報告詮釋委員會第17號	向所有者分派非現金資產[4]
國際財務報告詮釋委員會第18號	從客戶轉撥資產[7]

1 於二零零九年一月一日或之後開始之年期期間生效，惟國際財務報告準則第5號之修訂則於二零零九年七月一日或之後開始之年期期間生效
2 修訂本於二零零九年一月一日、二零零九年七月一日及二零一零年一月一日(如適用)或之後開始之年期期間生效
3 於二零零九年一月一日或之後開始之年期期間生效
4 於二零零九年七月一日或之後開始之年期期間生效
5 於二零一零年一月一日或之後開始之年期期間生效
6 於二零零八年十月一日或之後開始之年期期間生效
7 適用於二零零九年七月一日或之後之轉撥

若收購日期為於二零零九年七月一日或之後，應用國際財務報告準則第3號(經修訂)可能影響集團有關業務合併之會計處理方法。國際會計準則第27號(經修訂)將會影響集團於附屬公司的所有者權益變動之會計處理方法。公司董事預期，應用其他新訂及經修訂準則、修訂本或詮釋將不會對集團之業績及財務狀況造成重大影響。

國際財務報告準則第8號「經營板塊」制訂對披露個體之業務板塊、其產品及服務、其營運之地區及主要客戶的資料之要求。該準則要求根據由個體之主要營運決策者定期審閱之內部報告為基準，確認經營板塊以分配資源至各板塊及評估其表現。公司董事認為應用國際財務報告準則第8號，將導致集團重新設計報告之板塊，但對集團已呈報業績或財務狀況並無影響。集團於二零零九年七月一日開始之年間追溯採用。

3. 主要會計政策

綜合財務報表按國際財務報告準則編製。此外，綜合財務報表亦根據聯交所證券上市規則適用之披露要求以及香港公司條例之披露要求而編製。

綜合財務報表乃根據歷史成本基準而編製，有關主要會計政策之解釋載列如下。

綜合賬目之基準
綜合財務報表納入公司、其附屬公司及共同控制個體截至各結算日所作的財務報表。

於年內所收購或出售的附屬公司的經營業績及少數股東應佔權益於自收購生效之日起或截至出售生效之日(倘合適)止於綜合收益表中入賬。共同控制個體之經營業績如下文所述按比例綜合賬目方式入賬。

所有集團內各公司間的交易、結餘、收支已在綜合賬目內對銷。

少數股東於綜合附屬公司資產淨值之權益與集團於其中之權益分開列示。資產淨值內之少數股東權益包括原業務合併日期之有關權益數額，以及自合併日期起計少數股東應佔之股權變動。少數股東應佔虧損超出少數股東於附屬公司股權之權益之數額將按集團權益作出分配，惟少數股東具約束力責任並有能力作出額外投資補足虧損者除外。

於附屬公司之投資
附屬公司乃公司控制其經營之個體(包括特殊目的個體)。控制指公司有權管理該個體之財務及經營政策並藉此從其業務中獲益。

於公司之資產負債表內，於附屬公司之投資乃按成本減任何已識別減值虧損列賬。

於共同控制個體之權益
合營企業乃一項合約安排，據此集團及其他各方共同經營一項各方共同控制之商業業務，即在作出有關商業業務之策略性財務及營運政策時，須獲享有控制權各方一致同意。

涉及成立各企業均有權益之個別個體之合營企業安排列作共同控制個體。集團根據有關合營企業安排指定之溢利攤分比率或淨現金流分佔比率(視乎情況而定)使用比例綜合法報告其於共同控制個體之權益。集團應佔共同控制個體收入、開支、資產及負債(集團與共同控制個體間之交易及結餘除外)與等值項目按逐項基準於綜合財務資料中綜合。集團與共同控制個體間之交易及結餘乃按集團應佔共同控制個體有關收入、開支、應收款項及應付款項之比率對銷。集團與共同控制個體之間交易所產生之未實現損益，乃按集團於共同控制個體所佔之權益比率對銷，惟作為資產減值證據之未實現虧損除外。

於年內所收購或出售應佔共同控制個體之收入、支出、資產及負債乃於截至收購生效之日或截至出售生效之日(如適用)止於綜合財務報表入賬。出售共同控制個體之溢利或虧損以出售所得款項淨額與截至出售之日應佔共同控制個體之資產淨值(包括有關於權益確認，載入本年度(共同控制個體出售年度)綜合財務報表之任何匯兑差額之累計數額)兩者之差額確定。

建築合約
倘若建築合約之結果(包括服務經營權安排項下基建項目之建築服務)能可靠地估計，收入及成本則參考合約業務於結算日之完成階段而予以確認，而合同業務之完成階段乃按迄今因履行工作而產生之合約成本佔估計總合約成本之比例而計量，惟此計量方法不能代表完成階段者則除外。

倘若建築合約之結果不能可靠地估計，合約收入則按將能收回的已產生合約成本而予以確認。合約成本於其產生期內確認為支出。

當總合約成本可能超出總合約收入時，預期虧損即時確認為支出。

3. 主要會計政策*(續)*

物業及設備

物業及設備(包括在建工程以外持作服務供應或行政用途的樓宇)按成本值減其後之累計折舊及任何累計減值虧損入賬。

在建工程按成本值減任何確認之減值虧損列賬。成本包括專業費用,而就合資格資產而言,借貸成本按照集團之會計政策撥充資本。在建工程竣工及可投入擬定用途時,將歸類為適當類別之物業及設備。該等資產之折舊基準與其他物業及設備相同,均於資產可投入擬定用途之時開始計提折舊。

除在建物業以外之物業及設備之折舊乃於其估計使用年期內,經計入估計之剩餘價值後以直線法按下列年率計提撥備以撇銷其成本:

樓宇	3%–3.45%
汽車	9%–20%
配套交通設施、傢俱、裝置及設備	9%–20%

物業及設備項目於出售時或預計持續使用資產不會產生未來經濟效益時取消確認。取消確認資產所產生之任何收益或虧損,為該資產之出售所得款項淨額與賬面值之差額,並於該項資產取消確認年度之綜合收益表中入賬。

經營權無形資產

當集團有權利就使用收費高速公路收取費用,作為根據服務經營權安排提供建築服務而收取之代價,集團於初始確認時按公平值確認一項經營權無形資產。經營權無形資產按成本減累計攤銷及任何累計減值虧損入賬。

從相關收費高速公路開始商業營運之日起至各自剩餘經營權期限(十九至二十五年)結束止期間,經營權無形資產將計算攤銷以撇銷成本。經營權無形資產採用相關收費高速公路之實際車流量與相關高速公路各自之剩餘經營權期限之預期總車流量之比率乘以資產賬面淨值於每年計算攤銷。管理層參考獨立交通顧問編製的交通預測報告對預期車流量作出估計。

取消確認經營權無形資產產生之收益或虧損按出售所得款項淨額與項目賬面值間之差額計算,並於項目取消確認之年度計入綜合收益表。

收益確認

收益按已收或應收代價之公平值計量,即日常業務過程中所提供服務應收款項減去折讓及相關營業税後之金額。

經營收費高速公路之路費收入於使用時及已收取及應收取路費時確認入賬。

財務資產產生之利息收入以時間基準,參考未結算本金及以適用之實際利率入賬,而實際利率乃將估計日後現金收入按財務資產之預期使用年期準確貼現至該資產賬面淨值之利率。

管理費收入於相關服務提供時確認。

租賃

若租賃條款實質上將所有權之所有風險及回報均轉讓予承租人,則租賃分類為融資租賃。所有其他租賃分類為經營租賃。

集團作為出租人

經營租賃租金收入主要包括向當地承包商出租機械設備以及於收費高速公路沿線租賃場地作廣告及加油站用途之租金收入,該等收入於其各自租賃期內以直線法確認。

集團作為承租人

經營租賃之應付租金於相關租約內以直線法自綜合收益表中扣除。

3. 主要會計政策*(續)*

外幣

於編製各個別集團個體的財務報表時，以該個體功能貨幣以外貨幣(外幣)進行的交易按交易日的現行匯率換算後的各功能貨幣(即該個體經營所在主要經濟環境的貨幣)入賬。由於公司功能貨幣年內由港幣轉為人民幣，公司亦將所有項目按變動日之匯率換算為新功能貨幣人民幣。所產生之非貨幣項目換算金額視作其歷史成本處理。於各結算日，以外幣計值的貨幣項目按結算日的現行匯率重新換算。就歷史成本而言以外幣計值的非貨幣項目不予重新換算。

貨幣項目結算及貨幣項目換算產生的匯兑差額乃於產生年度於損益中確認。

就呈報綜合財務報表而言，集團的資產及負債乃按結算日的現行匯率換算成集團的呈列貨幣(即港幣)，收支項目則按年內的平均匯率換算。除非年內匯率大幅波動，在此情況下，則採用交易日期現行的匯率換算。所產生的匯兑差額(如有)乃單獨列作權益部份(換算儲備)。該匯兑差額於出售海外業務的年度在損益中確認。

借貸成本

因購買、建造或生產合資格資產直接應計的借貸成本均會資本化，作為該等資產之部份成本，惟該等借貸成本於該等資產大致上可作其擬定用途或銷售時停止資本化。將有待用於合資格資產開支的特定借貸作短期投資所賺取的投資收入乃從可資本化的借貸成本中扣除。

所有其他借貸成本於產生年度在綜合收益表確認為費用。

退休福利成本

向界定供款退休福利計劃所作之供款於僱員已提供可獲授供款之服務時列作開支扣除。向退休福利計劃所作之供款列作向界定供款計劃作出供款處理，而集團及共同控制個體根據計劃之責任相等於界定供款退休福利計劃所產生之責任。

税項

所得税開支指目前應付税項及遞延税項總數。

目前應付税項乃根據年內應課税溢利計算。應課税溢利與綜合收益表所報的溢利有所不同，因為它不包括其他年度之應課税或可扣減收入或開支項目，亦不包括不可課税或不可扣減項目。集團的目前税項負債按於結算日已頒佈或實際頒佈的税率計算。

遞延税項按綜合財務報表中資產及負債賬面值與用以計算應課税溢利之相應税基間之差額確認，並以資產負債表負債法入賬。遞延税項負債一般確認所有應課税臨時差額，倘可能出現應課税溢利可用以抵扣可使用臨時差額，遞延税項資產即確認入賬。倘臨時差額來自一項不影響應課税溢利或會計溢利之交易的資產及負債之初步確認，該等資產及負債不會確認入賬。

於附屬公司之投資及合營企業之權益所產生之應課税臨時差額確認為遞延税項負債，惟集團可控制臨時差額之撥回以及臨時差額於可預見的將來不會撥回者除外。

遞延税項資產之賬面值，會於各結算日進行覆核，若應課税溢利金額於日後不再足以令該資產全部或部份收回，則其賬面值會相應減少。

遞延税項按預期適用於清償負債或變現資產期內之税率計算。遞延税項於綜合收益表中扣除或入賬，倘其與直接於權益中扣除或入賬之項目有關則除外，在此情況下，遞延税項亦於權益中處理。

3. 主要會計政策*(續)*

存貨

存貨(指物料、零件及其他易耗存貨)按成本值與可變現淨值之較低者列賬。成本包括所有採購成本及促使存貨達至現行地點及狀況之其他費用，並按先入先出方式計算。

財務工具

當集團個體成為財務工具合約條款之一方，財務資產及財務負債於資產負債表中確認。財務資產及財務負債初步乃按公平值計算。初步確認時公平值與既定／已收代價間之任何差額於綜合收益表中確認為公平值調整，直至有關差額不代表股權參與者之資本投入為止。

收購或發行財務資產及財務負債直接應佔之交易成本於初步確認時列入財務資產或財務負債之公平值或自財務資產或財務負債之公平值扣除(如適用)。

若付款或收入估值被修訂，則應調整其財務資產或財務負債(或財務工具組別)之賬面值，以反映實際及已修訂的估計現金流量。該賬面值乃通過按財務工具之原實際利率計算估計未來現金流量之現值而重新計算之賬面值。調整乃於損益中確認為收入或支出。

財務資產

集團及公司的財務資產列為貸款及應收款項。

實際利率法

實際利率法乃計算財務資產之攤銷成本及按有關期間攤分利息收入之方法。實際利率乃按財務資產之預期使用年期或較短期間(如適用)準確折現估計未來現金收入(包括所有已支付或已收取構成整體實際利率之費用、交易成本及其他溢價或折讓)之利率。

就債務工具而言，收入按實際利率基準確認。

貸款及應收款項

貸款及應收款項(包括共同控制個體之結餘、其他應收款項、應收附屬公司之款項、其他應收一間共同控制個體之款項、銀行結餘及存款，以及現金)為有固定或可釐定付款款額但並無於活躍市場內報價之非衍生財務資產。於初次確認後之各結算日，貸款及應收款項採用實際利率法按攤銷成本減任何已識別減值虧損列賬(參見下文有關財務資產減值虧損之會計政策)。

財務資產之減值

財務資產於各結算日評估減值跡象。若財務資產於初次確認後發生一項或多項事件而導致有客觀證據證明財務資產之估計未來現金流量受到影響，則視為出現減值。

減值之客觀證據可包括：

- 發行人或對手方遇到嚴重財務困難；或
- 逾期或拖欠支付利息或本金；或
- 借款人有可能破產或進行財務重組。

倘具備客觀證據顯示資產減值，則減值虧損於損益確認，並按資產賬面值與根據原實際利率折現估計未來現金流量之現值之差額計量。

就所有財務資產而言，財務資產之賬面值乃根據減值虧損直接扣減，惟應收附屬公司之款項及其他應收款項之賬面值乃利用撥備賬扣減。撥備賬目賬面值之變動於損益中確認。倘若其他應收款項被視為無法收回，則於撥備賬目中撇減。此前撇減的款項其後撥回者計入損益。

倘於其後之期間，減值虧損之金額出現減少，而當該等減少可客觀地與確認減值虧損後所發生之事件相關連，則先前確認之減值虧損將透過損益撥回，惟該項資產於撥回減值當日之賬面值不得超出倘沒有確認減值之攤銷成本。

3. 主要會計政策*(續)*

財務工具*(續)*

財務負債及股本

由集團個體發行之財務負債及股本工具按所訂立之合約安排內容，以及財務負債及股本工具之定義而分類。

股本工具為證明集團資產剩餘權益(經扣除其所有負債)之任何合約。

實際利率法

實際利率法乃計算財務負債之攤銷成本及於相關期間分攤利息支出之方法。實際利率指按財務負債之預期使用年期或較短期間內(如適用)準確折現估計未來現金付款之利率。

利息支出按實際利率基準確認。

財務負債

財務負債(包括其他應付款項、預提費用、共同控制個體之銀行及其他貸款、其他應付利息以及一合營企業夥伴之結餘及應付附屬公司之款項)其後按實際利率法以攤銷成本計算。

股本工具

公司發行之股本工具按已收取款項減直接發行成本入賬。

公司(或其附屬公司)購回公司股份之成本確認為自股權中扣減。就用於股份獎勵計劃而購回股份而言，公司購回股份之成本確認為自持作股份獎勵計劃之股份儲備中扣減。購買、出售、發行或取消該等股份所得之損益均不會於綜合收益表中確認。

取消確認

若從資產收取現金流之權利已到期，或財務資產已轉讓及集團已將其於財務資產擁有權之絕大部份風險及回報轉移，則財務資產將被取消確認。於取消確認財務資產時，資產賬面值與已收代價加應收款項及已經於權益中直接確認之累計損益之和之差額將於損益中確認。

財務負債於有關合約之特定責任獲解除、取消或到期時被取消確認。取消確認之財務負債賬面值與已付及應付代價之差額乃於損益中確認。

重鋪路面責任撥備

作為各合約服務安排中之責任的一部分，集團之共同控制個體需負責重鋪收費高速公路路面。倘集團之共同控制個體因過住情況而現時產生法律或建設責任，則所產生之重鋪路面成本確認為重鋪路面責任撥備。

重鋪路面責任撥備乃以董事預計於任何日期抵償責任所需開支之最佳估計的現值計量，該數值與該日之車流量成正比，所使用之除税前比率反映金錢時間價值及該責任之特定風險之現時市場評估。隨時間增加之重鋪路面責任撥備(就每十二年而言超過估計重鋪路面工程者)乃於綜合收益表內確認為重鋪路面費用撥備。

股本結算以股份支付之交易

已收取服務之公平值乃參考優先認股權及獎授股份於授出當日之公平值釐定，並於歸屬期內以直線基準列作員工成本開支，並於股本權益中作相應增加(分別於優先認股權儲備及股份獎勵儲備)。

於每個結算日，集團修訂其對預期最終將歸屬的優先認股權及獎授股份數目之估計。於歸屬期內修訂估計產生之影響(如有)在損益中確認，並對優先認股權儲備及股份獎勵儲備分別作相應調整。

優先認股權獲行使時，過往於優先認股權儲備中確認之數額將轉移至股份溢價。當優先認股權於歸屬日期後被沒收或於屆滿日仍未獲行使，過往在優先認股權儲備中確認之數額將轉移至保留溢利。

獎授股份歸屬時，過往於股份獎勵儲備中確認之數額及相關庫存股份數額將轉移至保留溢利。

3. 主要會計政策*(續)*

有形資產及無形資產之減值虧損

集團會於各個結算日審閱其有形資產及無形資產之賬面值，判斷是否有任何跡象顯示該等資產蒙受減值虧損。倘存在減值跡象，則對資產之可收回金額進行估計，以釐定減值虧損(如有)之程度。倘若無法估計個別資產之可收回金額，集團將估計該資產所屬賺取現金單位之可收回金額。

可收回金額乃公平值減銷售成本後與使用價值間之較高者。在評估使用價值時，估計未來現金流按稅前貼現率貼現至其現值，以反映現時市場對金錢時間價值之評估及該資產之特定風險。

倘估計一項資產(或賺取現金單位)之可收回金額少於其賬面值，則將該資產(或賺取現金單位)之賬面值減至其可收回金額。減值虧損即時確認為支出。

若其後將減值虧損撥回，資產(或賺取現金單位)之賬面值將增至其可收回金額之經修訂估計值，但該增加後賬面值不會超過假設往年度沒有就該資產(或賺取現金單位)確認減值虧損而釐定之賬面值。撥回減值虧損在綜合收益表予以即時確認為收入。

4. 不明朗因素估計的主要根據

集團會就未來作出若干估計及假設。存在導致下個財政年度的資產及負債賬面值出現重大調整的重大風險之估計及假設詳述如下：

(a) 經營權無形資產攤銷

經營權無形資產攤銷乃根據有關收費高速公路之實際車流量與服務經營權協議剩餘經營權期間估計總車流量之比率進行計算。倘估計總車流量與實際結果出現重大差異，則經營權無形資產之賬面值或需作出相應調整。

於二零零九年六月三十日，作為集團既訂政策的一部分，公司管理層參考最新的獨立運輸研究後，已檢討預期總車流量以及對預期車流量之假設作出適當調整。

於本年度，集團錄得經營權無形資產攤銷約港幣277,817,000元(二零零八年(按重列)：港幣283,339,000元)。公司管理層認為，該等金額乃參照有關收費高速公路之預期總車流量之最佳估計而計算，理應與日後實際車流量並無重大出入。年內於綜合收益表扣除的攤銷，少於上一財政年度根據當時預期未來財政年度之車流量預計之攤銷約港幣94,893,000元(二零零八年(按重列)：港幣36,553,000元)。

(b) 重鋪路面責任撥備

根據合約服務安排，集團共同控制個體於相關經營權期間有責任將收費高速公路的服務維持於一定水準。維護或修復收費高速公路(提升服務除外)之責任將予以確認並作為一項重鋪路面責任撥備計算。於二零零九年六月三十日，重鋪路面責任撥備港幣36,600,000元(二零零八年(按重列)：港幣25,920,000元)乃按預期集團清償相關責任之開支的現值計量。

預期於結算日履行責任所需之金額，乃按根據服務經營權協議規定之經營權期間所進行之主要重鋪路面工程之數量及各事項所產生之預期費用釐定。成本於其後根據除稅前貼現率貼現至現值。

公司董事已就維護及重鋪路面之預期成本及該等事件所發生之時間作出估計。該等估計乃根據集團之重鋪路面計劃、類似活動之歷史成本以及服務提供商的最新報價作出。

此外，公司董事認為當前估計所採用之貼現率應反映金錢時間價值及責任之特定風險。

倘預期開支、重鋪路面計劃及貼現率與管理層目前之估計存在差異，重鋪路面責任撥備之變動將需要於日後計算入賬。

5. 營業額及板塊資料

營業額指集團按比例分佔共同控制個體已收及應收經扣除營業税及建築收益之收費高速公路收入，分析如下：

	二零零八年 港幣千元 （重列）	二零零九年 港幣千元
除營業税前之收費高速公路收入	1,769,912	**1,865,145**
營業税	(53,115)	**(55,966)**
	1,716,797	**1,809,179**
建築收益	1,193,704	**1,215,977**
	2,910,501	**3,025,156**

集團只有一個業務板塊，即透過其於中國成立之共同控制個體根據服務經營權在中國發展、經營及管理收費高速公路。

由於管理層認為集團只有中國單一地區板塊，故並無呈列地區板塊分析。

6. 其他收入及其他費用

	二零零八年 港幣千元	二零零九年 港幣千元
一間合營企業夥伴提供之免息註冊資本之公平值調整	—	**61,262**
重估一間合營企業夥伴提供之免息註冊資本未來現金流之盈利（附註）	—	**257,221**
利息收入：		
集團提供貸款予一間共同控制個體	10,161	**99**
銀行存款	210,543	**74,223**
提供予一間共同控制個體之免息註冊資本及貸款之估算利息收入	21,883	**33,484**
匯兑收益（虧損）淨額	439,170	**(2,256)**
租金收入	6,625	**6,873**
收取共同控制個體之管理費收入	2,310	**793**
出售物業及設備收益	159	**58**
其他	24,627	**17,417**
	715,478	**449,174**
提供予一間共同控制個體之免息註冊資本之公平值調整	(39,968)	**—**
重估提供予一間共同控制個體之免息註冊資本未來現金流之虧損	—	**(285,838)**
	675,510	**163,336**

附註：誠如附註18(ii)、20及28所載，集團及中國合營企業夥伴提供予廣東廣珠西綫高速公路有限公司（「西綫合營企業」）的註冊資本為免息及須返還集團及中國合營企業夥伴，惟該返還須西綫合營企業董事會批准作實。因此，註冊資本歸類為財務負債且於初步確認時按公平值計量，並於隨後以實際利率法按攤銷成本計量。

根據珠江三角洲西岸幹道第II期（「西綫II期」）的工程進度，公司董事對二零零九年六月三十日來自西綫合營企業之估計未來現金流進行重估，並預期集團及中國合營企業夥伴提供予西綫合營企業註冊資本（分別歸類為與共同控制個體之結餘及與合營企業夥伴之結餘）之還款期將會延長至珠江三角洲西岸幹道第I期（「西綫I期」）及西綫II期的相關經營期屆滿。

7. 財務成本

	二零零八年 港幣千元	二零零九年 港幣千元
銀行貸款利息	257,086	**208,259**
估算利息：		
合營企業夥伴提供之免息註冊資本及貸款	22,645	**27,174**
其他免息貸款	329	**370**
	280,060	**235,803**
其他財務費用	12,287	**12,394**
	292,347	**248,197**
減：已計入收費高速公路建築成本之款項（附註）	(39,973)	**(86,691)**
	252,374	**161,506**

附註：於年內撥充資本之借貸成本來自銀行借貸，乃根據收費高速公路建築成本開支採用每年6.91%之資本化利率計算（二零零八年：來自銀行借貸及合營企業夥伴提供之貸款乃採用每年6.51%之資本化利率計算）。

8. 出售一間共同控制個體

廣州東南西環高速公路有限公司（「環城公路合營企業」）之成立是負責發展、經營及管理廣州市區東南西環高速公路（「東南西環高速公路」）。運營期自二零零二年一月一日起計為期三十年，且東南西環高速公路已於二零零二年一月正式通車。集團享有東南西環高速公路45%之現金流淨額（即總營運收入扣除營運費用及稅項）。

於二零零七年八月九日，集團與集團之一間共同控制個體環城公路合營企業之中國合營企業夥伴訂立協議。根據此協議，集團同意以人民幣1,712,550,000元（等值約港幣1,765,907,000元）之代價出售，而中國合營企業夥伴亦同意購買集團於環城公路合營企業之全部45%權益及於東南西環高速公路之其他權利、責任和義務。該出售已於二零零七年九月底完成，出售共同控制個體收益港幣973,594,000元已於截至二零零八年六月三十日止年度之綜合收益表確認。

環城公路合營企業業績已計入綜合收益表，並載列如下：

	二零零八年 港幣千元	二零零九年 港幣千元
營業額	45,516	–
其他收入	24,441	–
收費高速公路營運費用	(16,424)	–
折舊及攤銷費用	(11,107)	–
一般及行政費用	(6,451)	–
財務成本	(21,440)	–
除稅前溢利	14,535	–
所得稅開支	(46,201)	–
年內虧損	(31,666)	–

8. 出售一間共同控制個體*(續)*

集團按比例應佔環城公路合營企業於出售日之資產淨值如下：

	港幣千元 (重列)
出售之資產淨值：	
物業及設備	9,725
經營權無形資產	2,428,041
其他應收合營企業夥伴之款項	237,801
銀行結餘及現金	45,995
其他流動資產	2,956
銀行貸款	(1,419,061)
與合營企業夥伴之結餘	(111,681)
遞延税項負債	(154,859)
其他應付款項、預提費用及已收按金	(21,941)
其他流動負債	(2,326)
	1,014,650
撥入與共同控制個體結餘	129,806
撥入其他應付共同控制個體款項	(275,225)
釋放換算儲備	(76,918)
	792,313
出售收益	973,594
總代價	1,765,907
以現金支付	1,765,907
出售現金流入(流出)淨額：	
現金代價	1,765,907
出售之銀行結餘及現金	(45,995)
	1,719,912

9. 所得税開支

	二零零八年 港幣千元 (重列)	二零零九年 港幣千元
税項開支包括：		
中國企業所得税		
集團	155,380	**1,238**
共同控制個體	116,085	**116,941**
遞延税項(附註30)		
本年度	90,898	**69,124**
税率變動之影響	89,829	**—**
	452,192	**187,303**

由於並無於香港產生應課税溢利，故並無就香港利得税作出撥備。

截至二零零八年六月三十日止年度，集團中國企業所得税開支主要為中國企業所得税約港幣22,889,000元，乃指集團收取共同控制個體廣深珠高速公路有限公司(「廣深高速公路合營企業」)人民幣725,140,000元(作為償付集團於早前就廣深高速公路合營企業經營之收費高速公路之額外建築及發展支出)，及出售環城公路合營企業權益按有關之中國現行税率計算所得的預提所得税約港幣132,376,000元。

9. 所得税開支（續）

共同控制個體之中國企業所得税，乃指集團按比例應佔廣深高速公路合營企業之中國企業所得税撥備約港幣114,896,000元（二零零八年：港幣114,785,000元），年內估計應課税溢利按截至二零零八年十二月三十一日止半年為9%及截至二零零九年六月三十日止半年為10%（二零零八年：截至二零零七年十二月三十一日止半年為7.5%及截至二零零八年六月三十日止半年為9%）計算及集團按比例應佔集團另一間共同控制個體西綫合營企業之中國企業所得税撥備約港幣2,045,000元（二零零八年：港幣1,300,000元），估計應課税溢利按截至二零零八年十二月三十一日止半年為9%及截至二零零九年六月三十日止半年為10%（二零零八年：截至二零零七年十二月三十一日止半年為零及截至二零零八年六月三十日止半年為9%）計算。

按照中國會計準則及税務法規，廣深高速公路合營企業由其首個獲利年度起計，獲豁免有關收入之所得税五年及按五年正常税率減半之優惠率（「5+5」豁免）計算。就中國税項而言，廣深高速公路合營企業的首個獲利年度為截至二零零零年十二月三十一日止年度，而該所得税之五年豁免期已於二零零四年十二月屆滿。

根據中國會計準則及税務法規，西綫合營企業由其首個獲利年度起計，獲豁免所得税二年，及按三年正常税率減半之優惠率（「2+3」豁免）計算。就中國税項而言，西綫合營企業的首個獲利年度為截至二零零六年十二月三十一日止年度，而所得税之兩年豁免期已於二零零七年十二月屆滿。

於二零零七年三月十六日，中國頒佈中華人民共和國主席令第63號《中華人民共和國企業所得税法》（「新税法」）。據此，集團之中國共同控制個體税率從二零零八年一月一日起由18%（包括3%地方税）逐年遞增至25%。於二零零七年十二月二十六日，國務院頒佈新税法的詳盡措施及規例（「實施規例」）。實施規例按不追溯優惠而將中國企業所得税率由15%分五年增加至25%。不追溯優惠將適用於「2+3」豁免或「5+5」豁免，以及享有若干地域税率優惠的企業（一般為15%）。至於已按此15%税率繳税之企業，15%之税率將於二零零八年、二零零九年、二零一零年、二零一一年及二零一二年，逐漸遞增至18%、20%、22%、24%及25%。遞延税項結餘已作調整，以反映資產變現或負債結算之各段期間預期適用之税率。

年內之所得税開支可與綜合收益表中的除税前溢利對賬如下：

	二零零八年 港幣千元 （重列）	**二零零九年 港幣千元**
除税前溢利	2,484,692	**1,264,297**
按25%（二零零八年：25%）之一般中國所得税率計算之税項	621,173	**316,074**
按寬免税率計算之所得税開支影響	(243,475)	**(269,837)**
非應課税收入之税務影響	(187,170)	**(188,282)**
非扣税開支之税務影響	160,148	**267,137**
共同控制個體臨時差額之差額税率	10,837	**7,927**
未確認税務虧損之税務影響	4,077	**–**
因適用税率提高導致之期初遞延税項負債增加	105,524	**–**
出售一間共同控制個體之收益之差額税率	(111,023)	**–**
廣深高速公路合營企業承擔及支付之額外投資成本之中國企業所得税	22,889	**–**
中國共同控制個體未分配利潤之遞延税項（附註30）	68,897	**55,135**
其他	315	**(851)**
所得税開支	452,192	**187,303**

10. 年內溢利

	二零零八年 港幣千元 （重列）	二零零九年 港幣千元
年內溢利已扣除（計入）下列各項：		
核數師酬金	2,086	**1,700**
員工成本（不包括董事薪酬）	131,288	**101,419**
經營權無形資產攤銷	283,339	**277,817**
物業及設備折舊	21,393	**29,285**
其他應收款項減值虧損確認（回撥）	4,572	**(1,098)**
出售物業及設備收益	(159)	**(58)**

11. 董事及五位最高薪僱員之酬金

董事酬金

已付或應付予12位（二零零八年：13位）董事之酬金，包括於二零零七年八月十三日獲委任並於二零零八年二月二十九日辭任之葉毓強先生，詳情如下：

	二零零八年						二零零九年					
	董事袍金 港幣千元	薪金及其他福利 港幣千元	花紅 港幣千元	退休福利計劃供款 港幣千元	股份獎勵 港幣千元	總額 港幣千元	董事袍金 港幣千元	薪金及其他福利 港幣千元	花紅 港幣千元	退休福利計劃供款 港幣千元	股份獎勵 港幣千元	總額 港幣千元
胡應湘爵士	300	3,000	–	–	–	3,300	300	3,000	–	–	–	3,300
何炳章	250	2,400	–	–	–	2,650	250	2,400	–	–	–	2,650
胡文新	200	1,656	138	12	–	2,006	200	1,656	138	12	–	2,006
陳志鴻	200	1,707	138	12	893	2,950	200	1,690	138	12	226	2,266
梁國基（附註a）	200	1,500	125	12	638	2,475	200	1,500	125	12	162	1,999
黃禮佳（附註b）	200	453	158	–	–	811	58	134	–	–	–	192
賈呈會	200	831	8,069	–	638	9,738	200	830	70	–	162	1,262
費宗澄	200	–	–	–	–	200	200	–	–	–	–	200
藍利益	200	–	–	–	–	200	200	–	–	–	–	200
中原紘二郎	200	–	–	–	–	200	200	–	–	–	–	200
嚴震銘	200	–	–	–	–	200	200	–	–	–	–	200
莫仲達	200	–	–	–	–	200	200	–	–	–	–	200
葉毓強	200	–	–	–	–	200	–	–	–	–	–	–
	2,750	11,547	8,628	36	2,169	25,130	2,408	11,210	471	36	550	14,675

附註：

(a) 梁國基工程師已辭任公司執行董事一職，自二零零九年七月一日起生效。

(b) 黃禮佳先生已於二零零八年十月十三日退任公司執行董事一職。已付或應付予黃禮佳先生之董事酬金包括集團按比例分佔廣深高速公路合營企業所支付之約港幣32,000元（二零零八年：港幣221,000元）。

五位最高薪僱員之酬金

於二零零八年及二零零九年，集團之五位最高薪人士均為公司董事，其酬金資料已於上文披露。

截至二零零九年六月三十日止兩年間，集團並無向任何擔任公司董事之人士或五位最高薪僱員支付酬金，作為鼓勵加入集團或加入集團後之獎勵及╱或離職補償，亦並無擔任公司董事之人士放棄任何酬金。

12. 股息

	二零零八年 港幣千元	二零零九年 港幣千元
年內已付及已確認為分派之股息：		
已付中期股息每股港幣17仙（二零零八年：港幣17仙）	504,981	**503,487**
已付特別中期股息每股港幣84仙（二零零八年：港幣7仙）	207,934	**2,495,202**
已付截至二零零八年六月三十日止年度之末期股息每股港幣13仙（二零零八年：截至二零零七年六月三十日止年度已付港幣20仙）	594,065	**386,162**
已付截至二零零八年六月三十日止年度之特別末期股息每股港幣28仙（二零零八年：港幣零仙）	—	**831,734**
	1,306,980	**4,216,585**
建議之末期股息每股港幣18仙（二零零八年：港幣13仙）	386,162	**533,104**
建議之特別末期股息每股港幣零仙（二零零八年：港幣28仙）	831,734	**—**
	1,217,896	**533,104**

於二零零八年十一月十四日，從股份溢價向股東派發截至二零零九年六月三十日止年度之特別中期股息為每股港幣84仙。

董事會建議二零零九年財政年度之末期股息為每股港幣18仙，共計金額約港幣533,104,000元。末期股息須獲股東在應屆股東週年大會上批准後方始生效，且並未在綜合財務報表上列作負債。擬派末期股息根據綜合財務報表獲批准日期已發行之股份數目計算。

13. 每股溢利

公司股權持有人應佔每股基本溢利及攤薄溢利之計算資料如下：

	二零零八年 港幣千元 （重列）	二零零九年 港幣千元
計算每股基本及攤薄溢利之溢利金額	2,013,957	**1,059,399**

	二零零八年 股份數目	二零零九年 股份數目
計算每股基本溢利之普通股加權平均數	2,969,807,103	**2,965,771,021**
潛在攤薄普通股份之影響：		
優先認股權	448,461	**—**
未歸屬獎授股份	504,444	**216,548**
計算每股攤薄溢利之普通股加權平均數	2,970,760,008	**2,965,987,569**

上表所列普通股加權平均數乃經扣除合和公路基建僱員股份獎勵計劃信託持有之股份後計算。

計算每股攤薄溢利時，未有假設行使尚未被行使的公司優先認股權，因該優先認股權的行使價高過於截至二零零九年六月三十日止年度的股份市場平均價格。

14. 退休福利計劃

集團僱員已參加由最終控股公司實施之強制性公積金(「強積金」)計劃。僱主及僱員各自按僱員有關月薪之5%對該等計劃作出強制性供款，而有關月薪之上限為港幣20,000元。於二零零九年六月三十日，並無沒收之供款可削減未來之責任。集團於本年度強積金計劃之供款約為港幣359,000元(二零零八年：港幣440,000元)。

集團之中國共同控制個體之僱員是由中國政府推行之國家管理退休福利計劃之成員。該等個體須按薪金開支之18%向退休福利計劃作出供款。共同控制個體對退休福利計劃之唯一責任為作出有關特定供款。本年度，集團按比例分佔共同控制個體作出之供款約為港幣8,342,000元(二零零八年：港幣7,862,000元)。

15. 物業及設備

	集團					
	收費高速公路 港幣千元	樓宇 港幣千元	汽車 港幣千元	配套交通設施、傢俱、裝置及設備 港幣千元	在建工程 港幣千元	總計 港幣千元
按成本值						
於二零零七年七月一日						
一按原本呈列	11,191,840	14,159	35,049	156,483	668,352	12,065,883
一會計政策變動之影響	(11,191,840)	–	–	–	(660,102)	(11,851,942)
一按重列	–	14,159	35,049	156,483	8,250	213,941
一間共同控制個體之溢利攤分比率變動	–	(566)	(794)	(5,652)	(292)	(7,304)
匯兑調整	–	1,471	2,413	14,952	764	19,600
增加	–	–	4,959	12,530	32,678	50,167
轉撥	–	215	–	26,296	(26,511)	–
出售一間共同控制個體	–	–	(14,514)	(14,588)	(601)	(29,703)
出售／撇賬	–	–	(1,324)	(126)	–	(1,450)
於二零零八年六月三十日，按重列	–	15,279	25,789	189,895	14,288	245,251
匯兑調整	–	(40)	(73)	(479)	(38)	(630)
增加	–	–	5,602	2,978	40,718	49,298
轉撥	–	4,657	–	28,246	(32,903)	–
出售／撇賬	–	–	–	(18,076)	–	(18,076)
於二零零九年六月三十日	–	19,896	31,318	202,564	22,065	275,843
折舊						
於二零零七年七月一日						
一按原本呈列	1,805,320	1,045	21,382	34,559	–	1,862,306
一會計政策變動之影響	(1,805,320)	–	–	–	–	(1,805,320)
一按重列	–	1,045	21,382	34,559	–	56,986
一間共同控制個體之溢利攤分比率變動	–	(42)	(387)	(1,039)	–	(1,468)
匯兑調整	–	190	1,373	3,701	–	5,264
年內折舊	–	597	3,424	17,372	–	21,393
出售一間共同控制個體	–	–	(12,749)	(7,229)	–	(19,978)
出售／撇賬時對銷	–	–	(842)	(84)	–	(926)
於二零零八年六月三十日，按重列	–	1,790	12,201	47,280	–	61,271
匯兑調整	–	(4)	(58)	(131)	–	(193)
年內折舊	–	939	4,187	24,159	–	29,285
出售／撇賬時對銷	–	–	–	(3,921)	–	(3,921)
於二零零九年六月三十日	–	2,725	16,330	67,387	–	86,442
賬面值						
於二零零八年六月三十日	–	13,489	13,588	142,615	14,288	183,980
於二零零九年六月三十日	–	17,171	14,988	135,177	22,065	189,401

16. 經營權無形資產

集團

	港幣千元
按成本值	
於二零零七年七月一日	
一按原本呈列	—
一會計政策變動之影響	13,875,104
一按重列	13,875,104
一間共同控制個體之溢利攤分比率變動	(250,960)
匯兑調整	795,158
添置	1,193,704
出售一間共同控制個體	(2,641,546)
由一間共同控制個體承擔	(382,722)
於二零零八年六月三十日,按重列	**12,588,738**
匯兑調整	**(21,598)**
添置	**1,215,977**
於二零零九年六月三十日	**13,783,117**
攤銷	
於二零零七年七月一日	
一按原本呈列	—
一會計政策變動之影響	2,108,129
一按重列	2,108,129
一間共同控制個體之溢利攤分比率變動	(46,635)
匯兑調整	95,576
年內折舊	283,339
出售一間共同控制個體時撇銷	(213,505)
於二零零八年六月三十日(重列)	**2,226,904**
匯兑調整	**(1,433)**
年內折舊	**277,817**
於二零零九年六月三十日	**2,503,288**
賬面值	
於二零零八年六月三十日	10,361,834
於二零零九年六月三十日	**11,279,829**

16. 經營權無形資產（*續*）

採納國際財務報告詮釋委員會第12號之後，之前列入物業及設備、於共同控制個體之額外投資成本、發展中收費公路項目之額外投資成本及預付租金項下之收費高速公路重新分類至經營權無形資產。

	集團			
	於共同控制個體之額外投資成本 港幣千元	發展中收費高速公路項目之額外投資成本 港幣千元	預付租金 港幣千元	總計 港幣千元
按成本值				
於二零零七年七月一日				
一 原本呈列	2,073,512	49,631	145,391	2,268,534
一 會計政策變動之影響	(2,073,512)	(49,631)	(145,391)	(2,268,534)
一 於二零零八年六月三十日（按重列）及二零零九年六月三十日	—	—	—	—
攤銷				
於二零零七年七月一日				
一 原本呈列	367,774	—	14,831	382,605
一 會計政策變動之影響	(367,774)	—	(14,831)	(382,605)
一 於二零零八年六月三十日（按重列）及二零零九年六月三十日	—	—	—	—
賬面值				
於二零零八年及二零零九年六月三十日	—	—	—	—

17. 於附屬公司之投資

	公司	
	二零零八年 港幣千元	二零零九年 港幣千元
於附屬公司之投資	2,031,829	**2,030,039**
向附屬公司資本注資	228,949	**249,108**
	2,260,778	**2,279,147**

主要附屬公司之詳情載於附註34。

18. 於共同控制個體之投資

於二零零九年及二零零八年六月三十日，集團之共同控制個體之資料詳列如下：

公司名稱	成立地點	註冊資本註資	主要業務	註冊資本出資比例
廣深珠高速公路有限公司	中國	零（附註(i)）	發展、經營及管理一條高速公路	不適用
廣東廣珠西綫高速公路	中國	人民幣2,303,000,000元	發展、經營及管理一條高速公路	50%

兩間共同控制個體均為根據中國法律成立之中外合作合營企業。

有關附屬公司與相關合營企業夥伴訂立並據此經營共同控制個體之合營企業協議之主要條款如下：

(i) 廣深高速公路合營企業

廣深高速公路合營企業是成立以負責發展、經營及管理中國廣東省一條連接深圳及廣州之高速公路（「廣深高速公路」）。營運期由正式通車日一九九七年七月一日起計為期三十年。於營運期屆滿後，廣深高速公路合營企業之所有不動資產及設施將無償撥歸中國合營企業夥伴。

集團享有廣深高速公路合營企業之公路經營業務溢利分佔比率，營運期首十年為50% ，其後十年為48%，營運期最後十年為45% 。

於截至二零零八年六月三十日止年度，廣深高速公路合營企業已償還集團此前向廣深高速公路合營企業注入之註冊資本港幣702,000,000元及集團此前因興建及發展廣深高速公路而產生之額外發展開支人民幣725,140,000元。

(ii) 西綫合營企業

西綫合營企業是成立以負責發展、經營及管理連接廣州、中山及珠海之一條高速公路（「珠江三角洲西岸幹道」）的公司。西綫I期已於二零零四年四月三十日正式通車，而西綫I期之營運期由二零零三年九月十七日起為期三十年。西綫I期的投資總額為人民幣16.8億元，其中35%的資金即人民幣5.88億元（等值約港幣668,556,000元）來自西綫合營企業的註冊資本，由集團及中國合營企業夥伴各自承擔一半（即各自出資人民幣294,000,000元）。

西綫II期之估計投資總額為人民幣49億元，其中35%將由西綫合營企業之新增註冊資本合共人民幣17.15億元所提供，而此新增註冊資本將由集團及中國合營企業夥伴年內各自承擔一半（即各自出資人民幣8.575億元）。西綫合營企業之合營企業合作營運期到期日已由二零三三年九月十六日延長至二零三八年九月十六日。於二零零九年六月三十日，西綫合營企業已獲批准之註冊資本為人民幣23.03億元。

集團有權分佔西綫合營企業經營業務之50%可分配溢利。於合營企業合作營運期結束時，西綫合營企業的所有不動資產及設施，將無償撥歸中國政府監管交通運輸的有關部門。註冊資本須分別償還予集團及中國合營企業夥伴。該等還款須獲得西綫合營企業董事會的批准。

於二零零五年九月，集團與中國合營企業夥伴有條件地修訂了就透過西綫合營企業投資、規劃、設計、建設及經營珠江三角洲西岸幹道第III期（「西綫III期」）而訂立之協議（「二零零五年西綫III期修訂協議」）。待取得中國政府有關部門之批准後，西綫III期之估計投資總額將達人民幣32.6億元，其中35%將由西綫合營企業之新增註冊資本合共人民幣11.41億元提供，而此新增註冊資本將由集團及中國合營企業夥伴各自承擔一半（即各自出資人民幣5.705億元）。西綫III期之路費收取期限須獲得中國政府有關部門之批准。

18. 於共同控制個體之投資*(續)*

(ii) 西綫合營企業*(續)*

於二零零八年九月二日，集團與中國合營企業夥伴就西綫III期簽訂修訂協議，將二零零五年III期修訂協議擬定之投資總額人民幣32.6億元調整至人民幣56億元(「二零零八年III期修訂協議」，用以取代二零零五年III期修訂協議)。經調整投資總額的35%將由西綫合營企業之新增註冊資本人民幣19.6億元提供，而此新增註冊資本將由集團及中國合營企業夥伴按相同份額各自投入。集團就西綫III期之發展而須向西綫合營企業作出之相關經調整注資總額為人民幣9.8億元，而非二零零五年III期修訂協議擬定之人民幣5.705億元。二零零八年III期修訂協議已於截至二零零九年六月三十日止年度獲得公司及合和實業之股東的批准，並於本公告日仍在中國政府有關部門審批當中。

於二零零八年九月二日，集團就西綫II期與中國合營企業夥伴訂立修訂協議，將西綫II期之投資總額增加人民幣23億元至人民幣72億元，惟須待公司及合和實業之股東以及中國政府有關部門批准。投資總額增加的35%將由西綫合營企業之新增註冊資本人民幣8.05億元提供，而此新增註冊資本將由集團及中國合營企業夥伴按相同份額各自投入。集團就西綫II期之發展須向西綫合營企業作出之相關新增注資為人民幣4.025億元。該修訂協議已於截至二零零九年六月三十日止年度獲得公司及合和實業之股東的批准，並於本報告日仍在中國政府有關部門審批當中。

獲得中國政府有關部門批准後，西綫合營企業的註冊資本將達人民幣50.68億元。

集團按比例綜合(但於對銷集團內公司間之交易、結餘、收入及支出之前)而計入之分佔共同控制個體之資產、負債、收入及開支載列如下：

截至二零零八年六月三十日止年度：

	廣深高速公路合營企業 港幣千元 (重列)	西綫合營企業 港幣千元 (重列)	總計 港幣千元
流動資產	226,754	114,006	340,760
非流動資產	5,910,166	2,541,507	8,451,673
流動負債	1,412,466	308,308	1,720,774
非流動負債	3,453,979	1,287,077	4,741,056
收入	2,275,348	1,117,502	3,392,850
支出	(908,137)	(1,003,454)	(1,911,591)
除稅前溢利	1,367,211	114,048	1,481,259
所得稅開支	(176,389)	(6,215)	(182,604)
除稅後溢利	1,190,822	107,833	1,298,655

18. 於共同控制個體之投資*(續)*

截至二零零九年六月三十日止年度：

	廣深高速公路 合營企業 港幣千元	西綫 合營企業 港幣千元	總計 港幣千元
流動資產	161,042	45,352	206,394
非流動資產	5,839,308	3,638,840	9,478,148
流動負債	391,117	383,349	774,466
非流動負債	3,219,383	1,943,872	5,163,255
收入	1,888,354	2,099,799	3,988,153
支出	(627,930)	(1,203,815)	(1,831,745)
除税前溢利	1,260,424	895,984	2,156,408
所得税開支	(127,331)	(3,599)	(130,930)
除税後溢利	1,133,093	892,385	2,025,478

19. 應收一間附屬公司之款項

公司

分類為非流動資產的應收一間附屬公司之款項為免息、無抵押及無固定還款期。公司董事認為，根據彼等於二零零八年及二零零九年六月三十日對來自一間附屬公司之估計未來現金流作出之評估，應收一間附屬公司之款項於結算日起一年內無需償還，因此將該等款項歸類為非流動資產。該兩個年度應收一間附屬公司款項之實際年利率介乎2.75%至4.92%(即該附屬公司之借貸利率)。

20. 與共同控制個體之結餘

	集團 二零零八年 港幣千元	集團 二零零九年 港幣千元
集團提供予西綫合營企業之註冊資本	502,119	141,062
集團提供予廣深高速公路合營企業之貸款	28,526	—
	530,645	141,062

結餘指集團投入共同控制個體之註冊資本及貸款，經對銷集團按比例分佔共同控制個體之相應金額。

集團向西綫合營企業投入之註冊資本均為免息，且註冊資本的償還須獲得西綫合營企業董事會批准。公司董事認為還款將於相關合營企業經營期限的屆滿日期作出。集團向西綫合營企業投入之註冊資本之公平值於初步確認時採納介乎4.67%至7.05%(二零零八年：6.48%至7.05%)之實際利率計算。

集團提供予廣深高速公路合營企業之貸款為無抵押並按香港最優惠利率計息，而該等金額已於年內悉數償還。

21. 應收／應付附屬公司之款項

公司

應收附屬公司之款項及應付附屬公司之款項之流動部份均為無抵押、免息及須於要求時償還。

22. 其他應收款項／其他應收一共同控制個體款項

以下為於結算日其他未償還之應收款項之分析：

	集團	
	二零零八年 港幣千元	二零零九年 港幣千元
應收租金	2,605	**1,693**
應收路費收入	31,554	**40,317**
其他	52,717	**27,935**
減：呆賬撥備	(8,399)	**(7,279)**
其他應收款項總計	78,477	**62,666**

於報告日到期但未作出減值虧損撥備的總賬面值為港幣10,020,000元（二零零八年：港幣5,037,000元）之應收賬款計入其他應收賬款。集團未對該等結餘持有任何抵押品。

其他到期但並未減值的應收賬款之賬齡：

	二零零八年 港幣千元	二零零九年 港幣千元
1–120天	2,281	**4,032**
超過120天	2,756	**5,988**
	5,037	**10,020**

集團已將所有預期沒法回收之已到期的應收賬款全數撥備。

呆賬撥備變動：

	二零零八年 港幣千元	二零零九年 港幣千元
年初結餘	3,358	**8,399**
一間共同控制個體之溢利攤分比率變動	(134)	**–**
就應收賬款確認（撥回）之減值虧損	4,572	**(1,098)**
匯率調整	603	**(22)**
年末結餘	8,399	**7,279**

金額為港幣7,279,000元（二零零八年：港幣8,399,000元）之個別減值之其他應收處於嚴重財政困難債務人賬款之結餘已確認呆賬撥備。集團未對該等結餘持有任何抵押品。

其他應收由一間共同控制個體款項指其他應收廣深高速公路合營企業的款項，已對銷集團按比例分佔共同控制個體相應金額。該款項為無抵押、免息並已於年內全數償還。

23. 共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金

集團

共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金包括按介乎每年0.16厘至4.42厘(二零零八年:1.00厘至3.78厘)之現行利率計息之定期存款港幣2,793,676,000元(二零零八年:港幣6,012,890,000元),原到期日由兩日至六個月不等。餘下銀行結餘及現金以介乎每年0.02厘至0.72厘(二零零八年:0.72厘至2.62厘)之市場利率計息。

共同控制個體之已抵押銀行結餘及存款作為集團各共同控制個體獲授銀行融資之擔保。於二零零九年六月三十日,除約港幣27,216,000元(二零零八年:港幣27,288,000元)外,共同控制個體在通知有關提供銀行融資之銀行的情況下可使用其餘金額約港幣91,711,000元(二零零八年:港幣207,977,000元)。

銀行結餘及現金中所含以公司、其附屬公司及共同控制個體功能貨幣以外之貨幣計值之銀行存款如下:

	二零零八年 港幣千元	二零零九年 港幣千元
美元	3,049,455	**853,372**
港幣	3,265	**1,921,458**
	3,052,720	**2,774,830**

公司

銀行結餘及現金包括按介乎每年0.16厘至4.42厘(二零零八年:1.00厘至2.88厘)之現行利率計息之定期存款港幣2,766,460,000元(二零零八年:港幣5,985,602,000元),原到期日由兩日至三個月不等。餘下銀行結餘及現金以介乎每年0.02厘至0.15厘(二零零八年:1.57厘至2.62厘)之市場利率計息。

銀行結餘及現金中所含以公司功能貨幣以外之貨幣計值之銀行存款如下:

	二零零八年 港幣千元	二零零九年 港幣千元
美元	3,049,413	**853,324**
港幣	—	**1,918,109**
	3,049,413	**2,771,433**

24. 股本

集團及公司

	股份數目	面值 港幣千元
每股面值港幣0.1元之普通股		
法定：		
於二零零七年七月一日、二零零八年六月三十日及二零零九年六月三十日	**10,000,000,000**	**1,000,000**
已發行及繳足股款：		
於二零零七年七月一日	2,970,326,283	297,033
行使優先認股權之股份發行	152,000	15
於二零零八年六月三十日	2,970,478,283	297,048
已購回之股份	(8,788,000)	(879)
於二零零九年六月三十日	**2,961,690,283**	**296,169**

年內，公司在聯交所購回公司8,788,000股（二零零八年：無）之普通股，詳情如下：

月份	購回普通股數目	每股購回價 最高 港幣	最低 港幣	已付總代價（包括交易成本*） 港幣千元
二零零八年十一月	400,000	4.15	3.90	1,657
二零零八年十二月	4,462,500	4.30	4.09	19,010
二零零九年一月	3,925,500	4.46	4.20	17,177
	8,788,000			37,844

* 交易成本包括佣金、印花稅、交易所徵費、交易費用及提取費用。

該等購回事項由董事根據股東之授權進行，旨在透過提高集團之每股溢利以使全體股東受益。

優先認股權計劃

公司根據當時公司唯一股東於二零零三年七月十六日獲通過之書面決議案採納優先認股權計劃（「認股權計劃」），並經合和實業股東於二零零三年七月十六日舉行之股東特別大會上批准。認股權計劃之有效期為十年，旨在讓公司向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益及滿足董事會可不時批准之其他目的。參與者包括(i)集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員；(ii)由集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)集團各成員公司之任何顧問、專業人士及其他諮詢人士；(iv)公司任何最高行政人員或主要股東；(v)公司董事、最高行政人員或主要股東之任何聯繫人；及(vi)公司主要股東之任何僱員。

優先認股權須於授予認股權日期起28天內接納，並支付港幣1元之接納代價，而該代價於收到時在綜合收益表內確認。

授出該等優先認股權之財務影響不會記入集團之綜合資產負債表內，直至該等優先認股權獲行使時為止，且不會於綜合收益表內就過往年度授出之優先認股權之價值確認任何費用，皆因集團已採用國際財務報告準則第2號所載之過渡性條文，且所有該等優先認股權已於二零零五年七月一日前授出及歸屬。於優先認股權獲行使時，公司將由此發行之股份按股份之面值列作額外股本，而每股行使價超出股份面值之差額則計入股份溢價賬內。於行使日期前失效或註銷之優先認股權從尚未行使優先認股權之登記冊中刪除。

24. 股本*(續)*

優先認股權計劃*(續)*

於二零零六年十月十七日，可認購公司普通股之優先認股權已授予公司之若干僱員。

公司於截至二零零八年六月三十日止年度之優先認股權變動詳情如下：

行使價	於二零零七年七月一日尚未行使之優先認股權之餘額	年內行使之優先認股權	年內失效之優先認股權	於二零零八年六月三十日尚未行使之優先認股權之餘額	歸屬日期	行使期
港幣						
5.858	1,240,000	(152,000)	–	1,088,000	二零零七年十二月一日	二零零七年十二月一日至二零一三年十一月三十日
5.858	1,240,000	–	(280,000)	960,000	二零零八年十二月一日	二零零八年十二月一日至二零一三年十一月三十日
5.858	1,240,000	–	(280,000)	960,000	二零零九年十二月一日	二零零九年十二月一日至二零一三年十一月三十日
5.858	1,240,000	–	(280,000)	960,000	二零一零年十二月一日	二零一零年十二月一日至二零一三年十一月三十日
5.858	1,240,000	–	(280,000)	960,000	二零一一年十二月一日	二零一一年十二月一日至二零一三年十一月三十日
	6,200,000	(152,000)	(1,120,000)	4,928,000		

緊接僱員於截至二零零八年六月三十日止年度行使優先認股權日期之前及行使日期之股份加權平均收市價分別為港幣6.64元及港幣6.65元。

公司於截至二零零九年六月三十日止年度之優先認股權變動詳情如下：

行使價	於二零零八年七月一日尚未行使之優先認股權之餘額	年內行使之優先認股權	年內失效之優先認股權	於二零零九年六月三十日尚未行使之優先認股權之餘額	歸屬日期	行使期
港幣						
5.858	1,088,000	–	(200,000)	**888,000**	二零零七年十二月一日	二零零七年十二月一日至二零一三年十一月三十日
5.858	960,000	–	(72,000)	**888,000**	二零零八年十二月一日	二零零八年十二月一日至二零一三年十一月三十日
5.858	960,000	–	(72,000)	**888,000**	二零零九年十二月一日	二零零九年十二月一日至二零一三年十一月三十日
5.858	960,000	–	(72,000)	**888,000**	二零一零年十二月一日	二零一零年十二月一日至二零一三年十一月三十日
5.858	960,000	–	(72,000)	**888,000**	二零一一年十二月一日	二零一一年十二月一日至二零一三年十一月三十日
	4,928,000	–	(488,000)	**4,440,000**		

於授出日期採用二項式優先認股權定價模式釐定之優先認股權公平值總額為港幣5,814,000元，其中公平值約為港幣115,000元(二零零八年：港幣462,000元)之488,000份優先認股權(二零零八年：1,120,000份優先認股權)已於截至二零零九年六月三十日止年度失效。

24. 股本（*續*）

優先認股權計劃（*續*）

以下假設已用作計算優先認股權之公平值：

於授出日期之股份收市價	港幣5.700元
加權平均行使價	港幣5.858元
優先認股權年期	7年
預期波幅	23%
預期股息收益率	4.75%
無風險比率	3.969%
次佳行使因素	2

預期波幅乃基於公司截至二零零六年十月十七日止三年之股價連續兩年的波幅計算。歸屬之時間、不可轉讓性、行使限制及行為因素之影響已於該模式中考慮。計算優先認股權公平值所用之變量及假設乃以董事之最佳估計為基礎。優先認股權之價值視乎若干主觀假設之不同變量而有所差異。集團已確認有關公司授出優先認股權之年內開支港幣109,000元（二零零八年：港幣1,928,000元）。

於二零零七年十一月十九日，可認購公司普通股之優先認股權已授予公司之若干僱員。公司於截至二零零八年六月三十日止年度內之優先股權變動詳情如下：

行使價	於二零零七年七月一日尚未行使之優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內失效之優先認股權	於二零零八年六月三十日尚未行使之優先認股權之餘額	歸屬日期	行使期
港幣							
6.746	–	152,000	–	–	152,000	二零零八年十二月一日	二零零八年十二月一日至二零一四年十一月三十日
6.746	–	152,000	–	–	152,000	二零零九年十二月一日	二零零九年十二月一日至二零一四年十一月三十日
6.746	–	152,000	–	–	152,000	二零一零年十二月一日	二零一零年十二月一日至二零一四年十一月三十日
6.746	–	152,000	–	–	152,000	二零一一年十二月一日	二零一一年十二月一日至二零一四年十一月三十日
6.746	–	152,000	–	–	152,000	二零一二年十二月一日	二零一二年十二月一日至二零一四年十一月三十日
	–	760,000	–	–	760,000		

24. 股本（續）

優先認股權計劃（續）

公司於截至二零零九年六月三十日止年度之優先認股權變動詳情如下：

行使價	於二零零八年七月一日尚未行使之優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內失效之優先認股權	於二零零九年六月三十日尚未行使之優先認股權之餘額	歸屬日期	行使期
港幣							
6.746	152,000	–	–	–	152,000	二零零八年十二月一日	二零零八年十二月一日至二零一四年十一月三十日
6.746	152,000	–	–	–	152,000	二零零九年十二月一日	二零零九年十二月一日至二零一四年十一月三十日
6.746	152,000	–	–	–	152,000	二零一零年十二月一日	二零一零年十二月一日至二零一四年十一月三十日
6.746	152,000	–	–	–	152,000	二零一一年十二月一日	二零一一年十二月一日至二零一四年十一月三十日
6.746	152,000	–	–	–	152,000	二零一二年十二月一日	二零一二年十二月一日至二零一四年十一月三十日
	760,000	–	–	–	760,000		

於授出日期採用二項式優先認股權定價模式釐定之優先認股權公平值總額為港幣705,000元。

以下假設已用作計算優先認股權之公平值：

於授出日期之股份收市價	港幣6.550元
加權平均行使價	港幣6.746元
優先認股權年期	7.03年
預期波幅	23.83%
預期股息收益率	5.78%
無風險比率	3.33%
次佳行使因素	2

二項式優先認股權定價模式已用作估計優先認股權之公平值。預期波幅乃基於公司上市日期至二零零七年十一月十九日約五年期間，公司普通股五年內之每週歷史波幅計算。歸屬之時間、不可轉讓性、行使限制及行為因素之影響已於該模式中考慮。計算優先認股權公平值所用之變量及假設乃以董事之最佳估計為基礎。優先認股權之價值視乎若干主觀假設之不同變量而有所差異。

集團已確認有關公司授出優先認股權之年內開支港幣507,000元（二零零八年：港幣198,000元）。

24. 股本（續）

優先認股權計劃（續）

於二零零八年七月二十四日，可認購公司普通股之優先認股權已授予公司之若干僱員。截至二零零九年六月三十日止年度公司優先認股權變動之詳情如下：

行使價	於二零零八年七月一日尚未行使之優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內失效之優先認股權	於二零零九年六月三十日尚未行使之優先認股權之餘額	歸屬日期	行使期
港幣							
5.800	–	160,000	–	(80,000)	80,000	二零零九年八月一日	二零零九年八月一日至二零一五年七月三十一日
5.800	–	160,000	–	(80,000)	80,000	二零一零年八月一日	二零一零年八月一日至二零一五年七月三十一日
5.800	–	160,000	–	(80,000)	80,000	二零一一年八月一日	二零一一年八月一日至二零一五年七月三十一日
5.800	–	160,000	–	(80,000)	80,000	二零一二年八月一日	二零一二年八月一日至二零一五年七月三十一日
5.800	–	160,000	–	(80,000)	80,000	二零一三年八月一日	二零一三年八月一日至二零一五年七月三十一日
	–	800,000	–	(400,000)	400,000		

於授出日期採用二項式優先認股權定價模式釐定之優先認股權公平值總額為港幣843,000元，其中公平值港幣421,000元之400,000份優先認股權已於截至二零零九年六月三十日止年度失效。

以下假設已用作計算優先認股權之公平值：

於授出日期之股份收市價	港幣5.800元
加權平均行使價	港幣5.800元
優先認股權年期	7年
預期波幅	25.94%
預期股息收益率	4.66%
無風險比率	3.60%
次佳行使因素	1.31

預期波幅乃基於公司上市日期至二零零八年七月二十四日止約六年期間，公司普通股六年內之每週歷史波幅計算。歸屬之時間、不可轉讓性、行使限制及行為因素之影響已於該模式中考慮。計算優先認股權公平值所用之變量及假設乃以董事之最佳估計為基礎。優先認股權之價值視乎若干主觀假設之不同變量而有所差異。

集團已確認有關公司授出優先認股權之年內開支港幣422,000元。

24. 股本*(續)*

優先認股權計劃*(續)*

於二零零九年三月十一日，可認購公司普通股之優先認股權已授予公司之一位僱員。有關已授出優先認股權之詳情如下：

行使價	於二零零八年七月一日尚未行使之優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內失效之優先認股權	於二零零九年六月三十日尚未行使之優先認股權之餘額	歸屬日期	行使期
港幣							
4.47	–	80,000	–	(80,000)	–	二零一零年三月十八日	二零一零年三月十八日至二零一六年三月三十一日
4.47	–	80,000	–	(80,000)	–	二零一一年三月十八日	二零一一年三月十八日至二零一六年三月三十一日
4.47	–	80,000	–	(80,000)	–	二零一二年三月十八日	二零一二年三月十八日至二零一六年三月三十一日
4.47	–	80,000	–	(80,000)	–	二零一三年三月十八日	二零一三年三月十八日至二零一六年三月三十一日
4.47	–	80,000	–	(80,000)	–	二零一四年三月十八日	二零一四年三月十八日至二零一六年三月三十一日
	–	400,000	–	(400,000)	–		

以上400,000股優先認股權以每股港幣4.470元授出亦已於截至二零零九年六月三十日止財政年度內失效。由於對集團綜合財務報表未產生財務影響，因此並無就該等優先認股權進行估值。

股份獎勵計劃

於二零零七年一月二十五日，公司已採納僱員股份獎勵計劃(「股份獎勵計劃」)。股份獎勵計劃將由二零零七年一月二十五日起生效，有效期十五年。根據股份獎勵計劃之規則，公司成立了合和公路基建僱員股份獎勵計劃信託，以管理股份獎勵計劃並在獎授股份歸屬前持有該等股份。

於截至二零零七年六月三十日止年度，公司以無償方式獎授合共1,940,000股公司股份予公司之若干董事及一名僱員。獲獎授者不得於歸屬日期起計十二個月內出售或訂立任何協議出售有關獎授股份。

於截至二零零八年六月三十日止年度內，公司獎授股份之變動詳情如下：

	歸屬日期	於二零零七年七月一日尚未行使之已獎授股份餘額	年內已獎授股份	年內已歸屬股份	於二零零八年六月三十日尚未行使之已獎授股份餘額
董事	二零零八年一月二十五日	340,000	–	(340,000)	–
	二零零九年一月二十五日	340,000	–	–	340,000
一名僱員	二零零八年一月二十五日	40,000	–	(40,000)	–
	二零零九年一月二十五日	40,000	–	–	40,000
合計		760,000	–	(380,000)	380,000

24. 股本（續）

股份獎勵計劃（續）

於截至二零零九年六月三十日止年度內，公司獎授股份之變動詳情如下：

	歸屬日期	於二零零八年七月一日尚未行使之已獎授股份餘額	年內已獎授股份	年內已歸屬股份	於二零零九年六月三十日尚未行使之已獎授股份餘額
董事	二零零九年一月二十五日	340,000	–	(340,000)	–
一名僱員	二零零九年一月二十五日	40,000	–	(40,000)	–
合計		380,000	–	(380,000)	–

於截至二零零七年六月三十日止年度內，公司1,940,000股股份以總成本港幣14,129,000元獲收購，其中1,180,000股股份已歸屬及轉讓予有關董事及一名僱員。另外380,000股股份已於截至二零零八年六月三十日止年度內歸屬及轉讓予有關董事及一名僱員。剩餘380,000股股份已於截至二零零九年六月三十日止年度內歸屬及轉讓予有關董事及一名僱員，並以託管形式代表董事及一名僱員持有，直至十二個月禁售期屆滿為止。

於二零零九年六月三十日，合和公路基建僱員股份獎勵計劃信託並無持有尚未行使之已獎授股份。於二零零八年六月三十日合和公路基建僱員股份獎勵計劃信託持有尚未行使之已獎授股份380,000股，總面值為港幣38,000元。

根據合和公路基建僱員股份獎勵計劃信託之託管合約，有關受託人不得行使該等股份所附有之投票權。

已獎授股份之公平值總額港幣12,369,000元於授出日期按公司股份於獎授日期之價值（就十二個月禁售期之影響作出調整，並採用柏力克 — 舒爾斯優先認股權定價模式進行估計）及歸屬期間已收取股息之現值釐定，其中港幣614,000元（二零零八年：港幣2,471,000元）已於本年度入賬列為開支。

以下假設已用作根據柏力克 — 舒爾斯優先認股權定價模式進行的獎授股份隱含認沽期權（由十二個月禁售期產生）之公平值計算：

於授出日期之股份收市價	港幣7.38元
優先認股權之預期年期	1至3年
預期波幅	
一 第一年	25.18%
一 第二年	21.80%
一 第三年	23.47%
預期股息收益率	4.36%
無風險比率	
一 第一年	3.89%
一 第二年	3.92%
一 第三年	3.93%

預期波幅乃基於公司上市日期至二零零七年一月二十五日止約五年期間，公司普通股五年內之每週歷史波幅計算。歸屬之時間、不可轉讓性及行為因素之影響已於該模式中考慮。

計算獎授股份隱含認沽期權之公平值及全部獎授股份之公平值所用之變量及假設乃以董事之最佳估計為基礎。獎授股份之價值視乎若干主觀假設之不同變數而有所差異。

截至二零零九年六月三十日止年度

25. 股份溢價及儲備

公司

公司之可供分派儲備包括股份溢價及保留溢利。根據開曼群島公司法第22章，倘若在不違反公司章程大綱或細則，並在緊隨分派股息後，公司有能力償還在日常業務過程中到期之債項，則公司之股份溢價可用於向股東分派或派付股息。根據公司之公司章程細則，股息只可以公司之保留溢利及股份溢價分派。於二零零九年六月三十日，公司可供分派予股東之儲備約港幣5,997,777,000元（二零零八年：港幣9,200,763,000元），其中包括保留溢利約港幣1,054,853,000元（二零零八年：港幣1,725,672,000元）及股份溢價約港幣4,942,924,000元（二零零八年：港幣7,475,091,000元）。

	股份溢價 港幣千元	換算儲備 港幣千元	就股份獎勵計劃持有之股份 港幣千元	優先認股權儲備 港幣千元	股份獎勵儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
於二零零七年七月一日	7,474,073	–	(5,535)	1,743	1,433	1,628,498	9,100,212
年內溢利及已確認收入總額	–	–	–	–	–	1,404,561	1,404,561
已確認（支出）收入總額	7,474,073	–	(5,535)	1,743	1,433	3,033,059	10,504,773
行使優先認股權時按溢價發行的股份	1,018	–	–	(144)	–	–	874
確認以股本結算以股份為基礎之付款	–	–	–	2,126	2,471	–	4,597
股份獎勵計劃之已歸屬股份	–	–	2,767	–	(2,360)	(407)	–
於年內確認為分派之股息（附註12）	–	–	–	–	–	(1,306,980)	(1,306,980)
於二零零八年六月三十日	7,475,091	–	(2,768)	3,725	1,544	1,725,672	9,203,264
換算呈報貨幣產生之匯兌虧損（直接於權益中確認）	–	(11,675)	–	–	–	–	(11,675)
年內溢利	–	–	–	–	–	1,050,985	1,050,985
已確認收入及支出總額	–	(11,675)	–	–	–	1,050,985	1,039,310
確認以股本結算以股份為基礎之付款	–	–	–	1,038	614	–	1,652
股份獎勵計劃之已歸屬股份	–	–	2,768	–	(2,158)	(610)	–
沒收已歸屬之優先認股權	–	–	–	(189)	–	189	–
購回及註銷股份	(36,965)	–	–	–	–	–	(36,965)
於年內確認為分派之股息（附註12）	(2,495,202)	–	–	–	–	(1,721,383)	(4,216,585)
於二零零九年六月三十日	4,942,924	(11,675)	–	4,574	–	1,054,853	5,990,676

26. 其他應付款項、預提費用及已收按金

其他應付款項、預提費用及已收按金指應付建設費用及就薪資與水電費而承擔之費用。

其他應付款項、預提費用及已收按金之賬面值分析如下：

	集團	
	二零零八年 港幣千元	二零零九年 港幣千元
其他應付款項、預提費用及已收按金之流動部份	383,145	**387,443**
其他應付款項之非流動部份	55,267	**39,732**
	438,412	**427,175**

其他應付款項之非流動部份為免息。初步確認其他應付款項之非流動部份時計算公平值所採納之實際利率介乎於5.35%至7.05%（二零零八年：7.05%）。

公司

其他應付款項及預提費用指就水電費而承擔之費用。

27. 共同控制個體之銀行及其他貸款

於結算日，集團按比例分佔共同控制個體之銀行及其他貸款之分析如下：

	集團	
	二零零八年 港幣千元	二零零九年 港幣千元
銀行貸款，有抵押	4,706,253	**5,232,840**
其他貸款，無抵押	4,933	**5,305**
	4,711,186	**5,238,145**
借貸須於下列期間償還：		
一年內	267,109	**344,344**
第二年	244,756	**234,900**
第三至第五年（包括首尾兩年）	1,005,245	**1,115,465**
五年後	3,194,076	**3,543,436**
	4,711,186	**5,238,145**
減：於一年內到期償還之金額（呈列於流動負債）	(267,109)	**(344,344)**
於一年後到期償還之金額	4,444,077	**4,893,801**

27. 共同控制個體之銀行及其他貸款(*續*)

按貨幣劃分之集團按比例分佔共同控制個體之貸款分析：

	二零零八年			
	美元貸款 港幣千元	港幣貸款 港幣千元	人民幣貸款 港幣千元	總計 港幣千元
銀行貸款	2,949,592	341,492	1,415,169	4,706,253
其他貸款	—	—	4,933	4,933
	2,949,592	341,492	1,420,102	4,711,186

	二零零九年			
	美元貸款 港幣千元	港幣貸款 港幣千元	人民幣貸款 港幣千元	總計 港幣千元
銀行貸款	**2,799,988**	**331,909**	**2,100,943**	**5,232,840**
其他貸款	**—**	**—**	**5,305**	**5,305**
	2,799,988	**331,909**	**2,106,248**	**5,238,145**

於二零零九年六月三十日，集團有可用未提取訂約借款備用額港幣3,600,000,000元(二零零八年：港幣3,600,000,000元)。

於二零零九年六月三十日，集團按比例分佔共同控制個體之浮息銀行貸款約港幣5,232,840,000元(二零零八年：港幣4,706,253,000元)按現行商業借貸利率計息。年內銀行貸款之年息率介乎1.11%至7.05%(二零零八年：2.80%至7.05%)。

於二零零九年六月三十日，集團按比例分佔一間共同控制個體之其他貸款約港幣5,305,000元(二零零八年：港幣4,933,000元)為免息(「廣深免息貸款」)，及須於廣深高速公路合營企業之營運期屆滿時(即二零二七年六月)償還。廣深免息貸款之公平值乃按初步確認時採納之實際利率6.75%計算。

28. 與合營企業夥伴之結餘

結餘指集團按比例應佔中國合營企業夥伴投入西綫合營企業之註冊資本。

中國合營企業夥伴向西綫合營企業投入之註冊資本為免息，且註冊資本的償還須獲得西綫合營企業董事會批准。公司董事認為還款將於相關合營企業經營期限的屆滿日期作出。合營企業夥伴向西綫合營企業投入之註冊資本之公平值乃按初步確認時採納之實際利率4.67%至7.05%(二零零八年：6.48%至7.05%)計量。

29. 重鋪路面責任撥備

結餘指集團按比例分佔共同控制個體之於服務經營權安排項下之重鋪路面責任撥備。

	集團 港幣千元
於二零零八年七月一日	
一按原本呈列	—
一會計政策變動之影響（附註2）	25,920
一按重列	**25,920**
匯兑調整	**(126)**
年內撥備增加	**12,674**
動用重鋪路面責任撥備	**(1,868)**
於二零零九年六月三十日	**36,600**

	集團	
	二零零八年 港幣千元	二零零九年 港幣千元
就呈報目的作出分析：		
非流動負債	25,920	**8,421**
流動負債	—	**28,179**
	25,920	**36,600**

30. 遞延税項負債

遞延税項負債（資產）指集團按比例應佔共同控制個體之負債（資產）。遞延税項負債（資產）之主要組成部份及變動如下：

	集團				
	加速税項折舊 港幣千元	呆賬撥備 港幣千元	重鋪路面責任撥備 港幣千元	中國共同控制個體之未分配利潤 港幣千元	總額 港幣千元
於二零零七年七月一日					
一按原本呈列	255,308	—	—	—	255,308
一會計政策變動之影響	(1,798)	—	(44,790)	—	(46,588)
一按重列	253,510	—	(44,790)	—	208,720
匯兑調整	21,989	—	(4,846)	—	17,143
出售一間共同控制個體	(154,859)	—	—	—	(154,859)
年內從綜合收益表扣除（附註9）	26,142	—	(4,141)	68,897	90,898
税率變動之影響（附註9）	107,221	—	(17,392)	—	89,829
於二零零八年六月三十日，按重列	**254,003**	**—**	**(71,169)**	**68,897**	**251,731**
匯兑調整	**(554)**	**—**	**188**	**(182)**	**(548)**
年內扣除（計入）綜合收益表（附註9）	**20,198**	**(3,240)**	**(2,969)**	**55,135**	**69,124**
於二零零九年六月三十日	**273,647**	**(3,240)**	**(73,950)**	**123,850**	**320,307**

31. 資本風險管理

集團實行資本管理的目標為確保集團內個體能持續經營，同時通過債務與權益結餘的優化，實現股東回報的最大化。集團的整體策略與過往年度保持一致。

集團的資本結構包括公司權益持有人應佔權益(包括已發行股本、股份溢價、保留溢利及其他儲備)。

公司董事定期檢討資本結構。作為評估之一部份，公司董事會將考慮資本成本及各類資本的相關風險。集團將通過發行新債或償還現有債務平衡整體資本結構。

年內，公司董事監督動用銀行借貸之情況，確保完全遵守貸款契諾。

32. 財務工具

(a) 財務工具分類

	集團		公司	
	二零零八年 港幣千元	二零零九年 港幣千元	二零零八年 港幣千元	二零零九年 港幣千元
財務資產				
貸款及應收款項 (包括現金及現金等值物)	6,858,240	**3,101,013**	7,939,288	**4,012,509**
財務負債				
攤銷成本	5,491,529	**5,785,008**	703,607	**5,420**

(b) 財務風險管理目標

公司董事對建立及監督集團的風險管理架構全權負責。集團制定風險管理政策以識別及分析集團所面臨的風險、設定適當的風險上限及控制措施以監控風險，並令其符合市況及集團業務之要求。集團旨在透過培訓及管理準則與程式，樹立具紀律性及建設性的監控環境，讓所有僱員瞭解彼等之職能及責任。公司董事監控並管理有關集團業務之財務風險，確保適當之措施得以及時有效地執行。

集團就風險管理採取審慎策略，且並無以對沖或投機為目的參與任何財務工具(包括衍生財務工具)之買賣。

集團所面臨之市場風險或管理及計量風險之方式並無任何變化。

(i) 外匯風險管理

集團、其共同控制個體及公司有若干交易是以外幣進行，所以會受匯率浮動影響。集團、其共同控制個體及公司之若干財務資產及財務負債乃以港幣、人民幣或美元(「美元」)計值，而該等貨幣有別於公司、其附屬公司及其共同控制個體各自之功能貨幣。集團透過持續監控外匯匯率之變動管理其外匯風險。

32. 財務工具*（續）*

(b) 財務風險管理目標*（續）*

(i) 外匯風險管理*（續）*

於結算日集團及公司以外幣計值之貨幣資產及集團、其共同控制個體及公司負債之賬面值如下：

集團

	資產		負債	
	二零零八年 港幣千元	二零零九年 港幣千元	二零零八年 港幣千元	二零零九年 港幣千元
美元	3,050,565	**853,403**	2,953,767	**2,800,851**
港幣	31,795	**1,924,764**	349,412	**341,123**

公司

	資產		負債	
	二零零八年 港幣千元	二零零九年 港幣千元	二零零八年 港幣千元	二零零九年 港幣千元
美元	3,050,415	**853,355**	1,406	**–**
人民幣	33	**–**	605	**–**
港幣	–	**3,159,199**	–	**5,420**

集團、其共同控制個體及公司目前並無就外匯風險採取任何外匯對沖政策。

敏感度分析
因港幣與美元掛鈎，現假設該兩種貨幣之間並沒有重大貨幣風險。

集團、其共同控制個體及公司之外匯風險主要集中在公司、其若干附屬公司及共同控制個體之功能貨幣人民幣於二零零九年六月三十日與美元及港幣的匯率浮動。以下敏感度分析包括功能貨幣為人民幣的公司、集團個體及集團共同控制個體之以美元及港幣計值貨幣項目之外匯風險。集團之敏感度分析亦包括系內公司結餘的外匯風險。

32. 財務工具 *(續)*

(b) 財務風險管理目標 *(續)*

(i) 外匯風險管理 *(續)*

敏感度分析(續)

敏感度分析僅包括以外幣計值之未結算貨幣項目，並於外幣匯率出現5%變動而所有其他變動維持不變時，於年底調整其換算。

集團

	二零零八年		二零零九年	
	人民幣升值（貶值）	年內溢利增加（減少）港幣千元	人民幣升值（貶值）	年內溢利增加（減少）港幣千元
美元	5%	134,328	**5%**	**83,375**
	(5%)	(134,328)	**(5%)**	**(83,375)**
港幣	5%	68,483	**5%**	**(121,048)**
	(5%)	(68,483)	**(5%)**	**121,048**

公司

	二零零八年		二零零九年	
	人民幣升值（貶值）	年內溢利增加（減少）港幣千元	人民幣升值（貶值）	年內溢利增加（減少）港幣千元
美元	5%	–	**5%**	**(42,650)**
	(5%)	–	**(5%)**	**42,650**
人民幣	5%	33	**5%**	**–**
	(5%)	(33)	**(5%)**	**–**
港幣	5%	–	**5%**	**(157,689)**
	(5%)	–	**(5%)**	**157,689**

公司持有大量以美元及港幣計值之銀行結餘以及以港幣計值之應收附屬公司款項。

32. 財務工具*（續）*

(b) 財務風險管理目標*（續）*

(i) 外匯風險管理*（續）*

於二零零八年六月三十日，公司之功能貨幣為港幣。由於港幣與美元掛鈎，現假設該兩種貨幣之間並沒有重大貨幣風險，公司並無重大外匯風險，因此截至二零零八年六月三十日止年度並未呈列有關港幣兑美元波動性之敏感度分析。

年內，公司之功能貨幣由港幣轉為人民幣，以美元或港幣計值之銀行結餘及應收附屬公司款項因此面臨重大外匯風險，公司於截至二零零九年六月三十日止年度內之外匯敏感度亦有所增加。

管理層認為，由於年末時所承受之風險不能反映該年內之風險，故此敏感度分析無法代表固有之外匯風險。

(ii) 利率風險管理

集團、其共同控制個體及公司之利率風險主要與浮息銀行借貸、銀行結餘及存款有關。集團、其共同控制個體及公司透過重點降低集團之整體債務成本及利率變動風險管理其利率風險。管理層將繼續監控經營及債務市場之現金流量，倘管理層認為合適，集團及公司將以較低之成本重新就該等借貸進行融資。

敏感度分析

以下敏感度分析乃以集團浮息銀行借貸、集團及其共同控制個體以及公司之銀行結餘及存款於結算日所面臨的利率風險為基準釐定。此敏感度分析之編製乃假設結算日未結算之資產及負債金額於整個年度均未結算。100基點之增減指管理層就利率之可能合理變動而作出之評估。

集團

若利率上升／下降100基點，而其他變量均保持不變，則集團截至二零零九年六月三十日止年度之溢利將減少／增加港幣31,141,000元（二零零八年：港幣31,980,000元）。

(iii) 信貸風險管理

集團承受之信貸風險主要來自與共同控制個體之結餘、共同控制個體之已抵押銀行結餘及存款、銀行結餘及存款及其他應收賬款。

倘交易對手於結算日未能履行有關各類已確認財務資產之責任，則集團須承受之最大信貸風險為綜合資產負債表所述該等資產之賬面值。

集團在其與共同控制個體之結餘中擁有重大集中信貸風險。公司管理層負責與合營企業夥伴一起對共同控制個體之財務及經營活動實施共同控制，以確保共同控制個體保持有利的財務狀況，從而減少該等信貸風險。

此外，公司管理層及各共同控制個體負責監控信貸程序，確保採取跟進措施收回逾期未付債務，將其他信貸風險減至最小。管理層亦負責於各結算日檢討每項債務之可收回金額，以確保就不可收回金額作出足夠減值虧損。就此而言，公司董事認為集團之信貸風險已大幅減少。

公司承受之信貸風險主要來自應收附屬公司款項。為將信貸風險減至最低，公司董事於結算日檢討每項應收附屬公司款項之可收回金額，以確保就不可收回金額作出足夠減值虧損。就此而言，公司董事認為公司之信貸風險已大幅減少。

儘管集團及其共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金集中於某些機構，但流動資金的信貸風險有限，因為該等機構為中國若干國有銀行。

儘管公司之銀行結餘及現金集中於某些機構，但流動資金的信貸風險有限，因為該等機構為擁有良好聲譽的銀行。

除上述者外，集團及公司並無其他重大集中信貸風險。

32. 財務工具*(續)*

(b) 財務風險管理目標*(續)*

(iv) 流動資金風險管理

集團集中管理庫務活動，以較好地控制風險及盡量減少資金成本。現金一般作美元或港幣短期存款。管理層旨在通過使用銀行及其他借款實現充足資金的連續性與靈活性之間的平衡。集團定期審核資金的流動性及融資要求，以減少現金流量波動的影響。於維持適當資產負債比率的同時，管理層亦將考慮進行新的融資。

下表詳列於結算日集團及公司的非衍生金融負債之餘下合約到期日，到期日乃按合約未貼現現金流量(包括採用合約利率計算之利息支付或倘為浮息，則按結算日之適用利率)以及集團及公司被要求付款之最早日期確定：

	利率 %	於要求時償還 港幣千元	一年以內 港幣千元	一至兩年 港幣千元	三至五年 港幣千元	五年後 港幣千元	未貼現現金流量總額 港幣千元	賬面值 港幣千元
集團								
二零零八年								
其他應付款項、預提費用及已收按金	–	359,245	–	–	–	–	359,245	359,245
與一間合營企業夥伴結餘(附註)	–	–	–	–	418,984	–	418,984	360,154
其他應付利息	–	5,677	–	–	–	–	5,677	5,677
共同控制個體之銀行及其他貸款	2.80%-7.05%	–	470,477	438,249	1,509,458	3,681,529	6,099,713	4,711,186
其他應付款項	–	–	–	50,884	15,319	–	66,203	55,267
		364,922	470,477	489,133	1,943,761	3,681,529	6,949,822	5,491,529

	利率 %	於要求時償還 港幣千元	一年以內 港幣千元	一至兩年 港幣千元	三至五年 港幣千元	五年後 港幣千元	未貼現現金流量總額 港幣千元	賬面值 港幣千元
二零零九年								
其他應付款項、預提費用及已收按金	–	281,099	81,418	–	–	–	362,517	362,517
與一間合營企業夥伴結餘(附註)	–	–	–	–	–	652,900	652,900	141,010
其他應付利息	–	3,604	–	–	–	–	3,604	3,604
共同控制個體之銀行及其他貸款	1.11%-7.05%	–	482,924	368,308	1,473,623	4,112,356	6,437,211	5,238,145
其他應付款項	–	–	–	43,356	–	–	43,356	39,732
		284,703	564,342	411,664	1,473,623	4,765,256	7,499,588	5,785,008

32. 財務工具*(續)*

(b) 財務風險管理目標*(續)*

(iv) 流動資金風險管理*(續)*

	利率 %	於要求時 償還 港幣千元	一年以內 港幣千元	一至兩年 港幣千元	三至五年 港幣千元	五年後 港幣千元	未貼現 現金流量 總額 港幣千元	賬面值 港幣千元
公司								
二零零八年								
預提費用	—	4,720	—	—	—	—	4,720	4,720
應付附屬公司款項	—	698,887	—	—	—	—	698,887	698,887
		703,607	—	—	—	—	703,607	703,607

	利率 %	於要求時 償還 港幣千元	一年以內 港幣千元	一至兩年 港幣千元	三至五年 港幣千元	五年後 港幣千元	未貼現 現金流量 總額 港幣千元	賬面值 港幣千元
二零零九年								
預提費用	—	**4,052**	—	—	—	—	**4,052**	**4,052**
應付附屬公司款項	—	**1,368**	—	—	—	—	**1,368**	**1,368**
		5,420	—	—	—	—	**5,420**	**5,420**

附註：償還與一間合營企業夥伴之結餘需視乎可動用之現金流及所有合營企業夥伴之同意。因此，與該合營企業夥伴之結餘的未貼現現金流之到期日基於共同控制個體的未來現金流的估算。

(c) 公平值

金融資產及金融負債之公平值乃根據公認之定價模式，以可觀察現行市場交易的價格或利率作貼現現金流分析釐定。

除與共同控制個體之結餘(賬面值為港幣141,062,000元)及與一間合營企業夥伴之結餘(賬面值為港幣141,010,000元)於二零零九年六月三十日之公平值分別約為港幣181,194,000元及港幣181,142,000元以外，公司董事認為於綜合財務報表按攤銷成本記錄之其他金融資產及金融負債之賬面值與其公平值相若。

33. 資產總額扣減流動負債／淨流動資產

集團

集團於二零零九年六月三十日之資產總額減流動負債約港幣13,792,206,000元(二零零八年(按重列)：港幣16,737,420,000元)。集團於二零零九年六月三十日之淨流動資產約港幣2,181,914,000元(二零零八年(按重列)：港幣5,660,961,000元)。

公司

公司於二零零九年六月三十日之資產總額減流動負債之金額約為港幣6,286,845,000元(二零零八年：港幣9,500,312,000元)。公司於二零零九年六月三十日之淨流動資產約為港幣3,477,351,000元(二零零八年：港幣6,302,214,000元)。

34. 主要附屬公司資料

董事認為若將所有附屬公司列出，篇幅將過於冗長，故下文只概列主要影響集團之業績、資產或負債之附屬公司於二零零九年及二零零八年六月三十日之資料。所有附屬公司於年度內或年末時均無任何未償還之貸款資本。

附屬公司名稱	註冊地點	已發行及繳足股本	公司應佔股本權益	主要業務
冠佳有限公司	英屬處女群島	普通股美金20,000元	97.5%	投資控股
合和中國發展(高速公路)有限公司	香港	普通股港幣2元 無投票權遞延股港幣4元	已發行普通股股本之97.5%	投資高速公路項目
合和廣珠高速公路發展有限公司	香港	普通股港幣2元 無投票權遞延股港幣2元	已發行普通股股本之100%	投資高速公路項目
HHI Finance Limited	香港	普通股港幣1元	100%	貸款融資

上述全部附屬公司由公司間接持有。

35. 主要非現金交易

截至二零零八年六月三十日(按重列)及二零零九年六月三十日止年度，集團按比例分佔之建築成本港幣144,143,000元及港幣103,045,000元尚未償付，並計入年末其他應付款項、預提費用及已收按金。

年內，集團出售之物業及設備金額為港幣14,124,000元，出售代價港幣14,124,000元已計入年末時之其他應收款項、按金及預付款項。

年內，為換取經營權無形資產，集團之共同控制個體向收費高速公路提供價值為港幣1,215,977,000元(二零零八年：港幣1,193,704,000元)之建築服務。

36. 經營租約

集團作為承租人

	二零零八年 港幣千元	二零零九年 港幣千元
年內根據經營租約已支付之最低租賃款項：		
廠房	2,655	—

於結算日，集團根據不可撤銷經營租約於日後應付的最低租金如下：

	二零零八年 港幣千元	二零零九年 港幣千元
一年內	2,942	—

37. 資本承擔

於二零零八年六月三十日，集團就向西綫合營企業注資以發展西綫II期之未償付承擔為約人民幣96,051,000元。

於二零零九年六月三十日，集團已同意向西綫合營企業額外注資約人民幣402,500,000元（二零零八年：零）以發展西綫II期，惟須先獲有關部門審批。

於二零零九年六月三十日，集團已同意向西綫合營企業注資約人民幣980,000,000元（二零零八年：人民幣570,500,000元）以發展西綫III期，惟須先獲有關部門審批。

於二零零九年六月三十日，集團按比例分佔廣深高速公路合營企業及西綫合營企業已簽約但未撥備之購買物業及設備、及建設西綫II期未償付承擔之比率分別為48%及50%，總金額約為港幣520,766,000元（二零零八年：港幣1,657,751,000元）。

38. 資產抵押

於二零零九年六月三十日，集團的共同控制個體之部份資產已抵押予銀行，以獲取授予共同控制個體之銀行貸款融資。集團按比例分佔該等資產之賬面值分析如下：

	集團	
	二零零八年 港幣千元 （重列）	二零零九年 港幣千元
經營權無形資產（附註）	8,306,179	**6,596,735**
銀行結餘及存款	235,265	**118,927**
其他資產	373,550	**739,883**
	8,914,994	**7,455,545**

附註：於二零零八年及二零零九年六月三十日，廣深高速公路合營企業之收費高速公路及西綫合營企業26%（二零零八年：65%）之收費高速公路及土地使用權（共同歸類為經營權無形資產）已抵押予銀行，以獲取授予各共同控制個體之銀行貸款融資。

此外，於二零零八年及二零零九年六月三十日，廣深高速公路合營企業之路費徵收權及西綫合營企業26%（二零零八年：65%）之路費徵收權已抵押予銀行，以獲取授予各共同控制個體之銀行貸款融資。

39. 關連人士交易

關連人士應收及欠付之款項已在綜合資產負債表及有關附註披露。本年度內，集團已支付租金、空調、管理費及停車費予同集團之其他附屬公司，金額約為港幣3,057,000元(二零零八年：港幣2,480,000元)。

年內，集團之共同控制個體與其合營企業夥伴(集團除外)有如下重大交易：

關係	交易性質	二零零八年 港幣千元	二零零九年 港幣千元
廣深高速公路合營企業之合營企業夥伴	營運費用退款	1,537	**1,116**
	已付及應付股息	1,744,366	–
西綫合營企業之合營企業夥伴	已付及應付股息	19,820	**21,565**
環城公路合營企業之中國合營企業夥伴	利息費用退款	6,290	–
環城公路合營企業之國外合營企業夥伴	利息費用退款	20,361	–

截至二零零八年六月三十日止年度，公司一間附屬公司之前向廣深高速公路合營企業投入之註冊資本港幣702,000,000元已由廣深高速公路合營企業償還。根據中國的中外合資經營企業法，倘若註冊資本於合營企業經營期屆滿前獲償還而廣深高速公路合營企業於合營企業經營期內無法償還其財務責任，公司之附屬公司作為外資合營企業須承擔廣深高速公路合營企業之財務責任，惟相關金額以港幣702,000,000元為上限。

主要管理人員之薪酬

所有身為公司董事之主要管理人員之薪酬於附註11中披露。

40. 擔保

公司附屬公司總值港幣3,600,000,000元之循環信貸及定期貸款融資由公司提供擔保。於二零零八年及二零零九年六月三十日，附屬公司並無動用任何該等貸款融資。

41. 財務報表之批准

載於第61至111頁之財務報表已於二零零九年八月二十六日獲董事會批准及授權刊發。

公司資料

董事會

胡應湘爵士 GBS, KCMG, FICE
主席
何炳章先生
副主席
胡文新先生
董事總經理
陳志鴻先生
董事副總經理
賈呈會先生
莫仲達先生
譚明輝先生
梅大強先生*
費宗澄先生#
藍利益先生#
中原紘二郎先生#
嚴震銘博士#
潘宗光教授# GBS, JP

* *莫仲達先生之替代董事*
\# *獨立非執行董事*

審核委員會

藍利益先生 *主席*
中原紘二郎先生
費宗澄先生

薪酬委員會

潘宗光教授 GBS, JP *主席*
藍利益先生
嚴震銘博士

公司秘書

李業華先生

註冊辦事處

P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

主要營業處

香港灣仔
皇后大道東183號
合和中心63樓63-02室
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 0177

法律顧問

胡關李羅律師行

核數師

德勤 • 關黃陳方會計師行

主要往來銀行+

中國銀行股份有限公司
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中信銀行股份有限公司
中國建設銀行股份有限公司
國家開發銀行
創興銀行有限公司
花旗銀行
華南商業銀行股份有限公司
中國工商銀行股份有限公司
中國工商銀行(亞洲)有限公司
瑞穗實業銀行
南洋商業銀行有限公司
上海商業銀行有限公司
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

\+ *名稱以英文字母次序排列*

開曼群島股份登記及過戶處

HSBC Trustee (Cayman) Limited
P.O. Box 484
HSBC House
68 West Bay Road
Grand Cayman
Cayman Islands KY1-1116

香港股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話 : (852) 2862 8555
圖文傳真 : (852) 2529 6087

上市資料

香港聯合交易所有限公司
普通股(股份代號:737)

美國預託證券

CUSIP編號	439554106
交易符號	HHILY
普通股與美國預託證券相比率	1:10
託管銀行	美國花旗銀行

投資者關係

投資者關係部經理
電話 : (852) 2863 4340
圖文傳真 : (852) 2861 2068
電郵 : ir@hopewellhighway.com

公司網址

www.hopewellhighway.com

註:本年報之中文譯本與英文本如有歧異,概以英文本為準。

Financial Calendar

Interim results announcement	26 February 2009
Closure of Register	16 March 2009 to 19 March 2009 *(both days inclusive)*
Interim dividend payable *(HK17 cents per ordinary share)*	20 March 2009
Final results announcement	26 August 2009
Closure of Register	7 October 2009 to 13 October 2009 *(both days inclusive)*
Annual General Meeting	13 October 2009
Proposed final dividend payable *(HK18 cents per ordinary share)*	on or about 14 October 2009

財務日誌

公佈中期業績	二零零九年二月二十六日
暫停辦理股份過戶登記	二零零九年三月十六日至二零零九年三月十九日 *（包括首尾兩天在內）*
派付中期股息 *（每普通股港幣17仙）*	二零零九年三月二十日
公佈全年業績	二零零九年八月二十六日
暫停辦理股份過戶登記	二零零九年十月七日至二零零九年十月十三日 *（包括首尾兩天在內）*
股東週年大會	二零零九年十月十三日
派付建議之末期股息 *（每普通股港幣18仙）*	約於二零零九年十月十四日

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Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Room 63-02, 63rd Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 0177
Web Page : www.hopewellhighway.com

香港灣仔皇后大道東 183 號
合和中心 63 樓 63-02 室
電　話 : (852) 2528 4975
圖文傳真 : (852) 2861 0177
網　址 : www.hopewellhighway.com